

ANNUAL REPORT | 20 22

Adapting to Market Cycles
while Achieving **Profitable Growth**

1 First | BanCorp

About us

First chartered in 1948, FirstBank was the first Savings & Loan institution established in Puerto Rico. Since its inception the bank played a fundamental role in improving the quality of life in Puerto Rico, by helping thousands of citizens to acquire their first home, thus enhancing their social and economic status. First Federal Savings and Loans Association was founded on October 29, 1948 with a $200,000.00 capital investment. In 1962, First Federal opens its first branch in St. Thomas, becoming the first Puerto Rican savings and loans institution to instate operations in the U.S. Virgin Islands. It converted to a commercial bank charter and changed its name to First Federal Savings Bank in 1983. By 1987, First Federal became a stockholder-owned savings bank and went public, trading on NYSE, under the symbol FBP. In 1994, the name changes to FirstBank Puerto Rico, and four years later the Bank reorganized into a holding company under the name of First BanCorp.

In 2002, FirstBank acquired Chase Manhattan Bank operations in the U.S. Virgin Islands, and in 2004 First BanCorp launched a loan origination office in Miami. After the acquisition of UniBank (Ponce General Corporation) and its subsidiaries in Florida in 2005, FirstBank established its presence with 10 new branches changing its name to FirstBank Florida the following year. The Corporation's growth continued with the purchase in 2008 of the Virgin Islands Community Bank, becoming the leading financial institution in the region. In 2015, FirstBank completed the FDIC assisted acquisition of 10 branches and $500+ million in deposits of Doral Bank Puerto Rico solidifying its presence in key Puerto Rico markets. During 2020, FirstBank acquired Banco Santander Puerto Rico with $5.5 billion in assets consolidating its leadership position as the second largest financial institution in the Island. As of December 31, 2022, the bank had $18.6 billion in total assets serving more than 670,000 customers across Puerto Rico, Florida and the Eastern Caribbean.

FINANCIAL **HIGHLIGHTS**

(In thousands, except per share amounts and financial ratios)   Year ended December 31

Condensed Income Statements:	2022	2021
Net interest income	$ 795,293	$ 729,929
Provision for credit losses expense (benefit)	27,696	(65,698)
Non-interest income	123,092	121,164
Non-interest expenses	443,105	488,974
Income before income taxes	447,584	427,817
Income tax expense	142,512	146,792
Net income	305,072	281,025
Net income attributable to common stockholders	305,072	277,338

Per Common Share Results:		
Net earnings per share (basic)	$ 1.60	$ 1.32
Net earnings per share (diluted)	$ 1.59	$ 1.31
Cash dividends declared	$ 0.46	$ 0.31
Average shares outstanding	190,805	210,122
Average shares outstanding (diluted)	191,968	211,300
Book value per common share	$ 7.25	$ 10.41
Tangible book value per common share	$ 6.93	$ 10.07
Common Stock Price: End of period	$ 12.72	$ 13.78

SELECTED FINANCIAL RATIOS (IN PERCENT):

Profitability:		
Return on Average Assets	1.57	1.38
Net Interest Margin	4.29	3.85
Return on Average Common Equity	18.66	12.58
Total capital	19.21	20.50
Common equity Tier 1 capital	16.53	17.80
Tier 1 capital	16.53	17.80
Leverage	10.70	10.14
Tangible common equity ratio	6.81	9.81
Dividend payout ratio	28.77	23.49
Efficiency ratio	48.25	57.45

Asset Quality:		
Non-performing assets to total assets	0.69	0.76
Nonaccrual loans held for investment to total loans held for investment	0.78	1.00

Balance Sheet Data:		
Loans, including loans held for sale	$11,565,131	$11,095,813
Allowance for credit losses for loans and finance leases	260,464	269,030
Total assets	18,634,484	20,785,275
Deposits	16,143,467	17,784,894
Borrowings	933,895	683,762
Total common equity	2,130,318	2,185,766
Accumulated other comprehensive loss, net of tax	(804,778)	(83,999)
Total equity	1,325,540	$2,101,767



Aurelio Alemán
President and
Chief Executive Officer

Roberto R. Herencia
Chairman of the Board

"Our franchise has delivered consistent performance while weathering multiple market challenges and demonstrating the resiliency of our diversified business model"

Dear Fellow Shareholders, Clients, and Colleagues:

We are pleased to report that First BanCorp (the "Company") registered record financial results in 2022. The franchise made great progress by moving forward with our omnichannel strategy while delivering strong core performance across all operating regions. These results highlight the benefits of executing on our long-standing commitment to support the financial success and progress of all our principal stakeholders: *Employees, Shareholders, Regulators, Clients, and the Communities* we serve.

We would also like to thank all stakeholders for supporting the Company which was selected Puerto Rico "Bank of the Year – 2022" by The Banker magazine, a Financial Times international banking publication. This award showcases the strength of our expanded franchise and the profound commitment placed by our institution on servicing our clients while supporting our communities and employing extensive efforts to operate a sustainable organization.

FRANCHISE PERFORMANCE

Over the course of 2022, our teams delivered outstanding financial results for the franchise. We earned $305 million in net income, achieved a record pre-tax pre-provision income of $475 million, and reached a decade-low non-performing asset ratio of 0.69%. Moreover, our efficiency ratio reached a historic low of 48.3% during the year, highlighting our ability to execute ongoing capital investments in technology, improved distribution channels, and best-in-class talent, all without compromising the operating leverage of our organization. Record revenue and diligent expense management produced an improvement in normalized operating leverage and a return on average assets of 1.57%.

In line with industry trends, deposits decreased by $1.6 billion during the year primarily due to expected reduction of large balance public sector deposit accounts driven by the rise in interest rates and an overall reduction of excess liquidity among commercial and retail customers. On the other hand, we registered organic loan growth of $762 million or 10% during the year, excluding *Small Business Administration Paycheck Protection Program ("SBA-PPP")* loans and the strategic reduction of residential mortgage loans. Our strategic balance sheet growth approach is centered on increasing market share in most business segments while sustaining acceptable levels of profitability above our peers.

PRE-TAX PRE-PROVISION INCOME (Millions)



2021 **$391.5M**
2022 **$475.3M**
21% CHANGE

RETURN ON AVERAGE ASSETS (%)



2021 **1.38%**
2022 **1.57%**

Our unique service delivery proposition continued to advance over the year with the launch of new digital services and product offerings while enhancing our distribution network capabilities.

"2022 results translated into one of our best performing years on record with a strong Return on Average Assets ("ROAA") of 1.57%, an industry-leading Efficiency Ratio of 48.3%, and a decade low non-performing asset ratio of 0.69%"

EFFICIENCY RATIO (%)



2021 **57.45%**
2022 **48.25%**



Self-service Business Digital Lending platform for commercial loans

On the commercial front, we launched the mobile Business Digital Banking application with the ability to capture deposits remotely and deployed the self-service Business Digital Lending platform for commercial loans under $1 million. These new features provide clients with seamless self-service interaction with their Bank and serve as an important gateway to improve our penetration to the small and medium business segments. On the retail and consumer side, we completed the deployment of our branch front-end servicing platform in the Eastern Caribbean region, further integrating our operating geographies and improving service delivery at the branches for our clients. Also, we deployed the second phase of our auto lending e-contract management platform in the Puerto Rico region which has continued to serve as a key competitive differentiator and has supported our market share growth in the Puerto Rico auto lending space. All these milestones have been achieved within the context of a more efficient traditional branch network. Since 2020, we have reduced our branch network footprint by 19% across all geographies while bringing in over $900 million or 6% in additional deposits. The Company's primary strategic objective is based on growing core deposits across multiple platforms by facilitating a seamless "omnichannel" experience to our clients.



Urban Gardens program at Psychopedagogical Institute of Puerto Rico

LOAN ORIGINATIONS (Billions)
(Excl. Credit Cards and SBA-PPP Loans)



2021	$4.5B
2022	$4.9B

7% CHANGE

LOAN PORTFOLIO (Billions)



2021	$11.1B
2022	$11.6B

4% CHANGE

"Our corporate strategy is centered around leveraging each unique regional strength to maximize shareholder returns."

Economic conditions across our main markets remained relatively stable during the year, amidst the overall restrictive monetary policy environment. **Puerto Rico** continued to show positive labor market trends, healthy credit demand, and improved consumer confidence. Unemployment levels in the **Eastern Caribbean** region improved during the year and reached pre-pandemic levels, while tourism activity continued to gradually pick up. Finally, positive demographic trends in **South Florida**, particularly in our primary regional footprint, Miami-Dade County, remain encouraging and supportive of economic growth prospects for the region. The Company continues to leverage both the Eastern Caribbean and South Florida regional franchises to diversify its funding sources and loan growth mix from the larger Puerto Rico business.

PROGRESS ON OUR STRATEGIC PILLARS

The Company's strategic focus is driven by its commitment to support the well-being and economic progress of our clients and the communities we serve. As such, our engagement with the community plays an integral part of our strategic plan and remains at the forefront of everything we do. We have a long history of promoting community development by continuously investing in programs and initiatives aligned with the Community Reinvestment Act ("CRA"). Over the years, we have established key partnerships with community outreach groups that facilitate the Company's allocation of financial resources to promote broad-based community development activities including pro-environment initiatives, entrepreneurial programs, and corporate donations to support low- and moderate-income ("LMI") communities. In 2022, we extended over $213 million Community Development Loans to support job creation and economic expansion in LMI communities across all operating regions. Also, the Company maintains over $187 million in CRA-qualifying investments which are mostly related to the development of affordable housing and strengthening the self-sufficiency of underserved communities.



I AM FirstBank volunteer program at Hogar Nueva Esperanza

"We recognize that our growth is intrinsically linked to the economic vitality of the communities we serve."

More recently, we have deepened our Environmental, Social, and Governance ("ESG") efforts as we aspire to become a more sustainable and inclusive organization. Last year, a formal ESG Committee was established to set up an ESG framework and oversee all ESG initiatives across the organization. This resulted in the publication of the Company's inaugural ESG Report in early 2022, highlighting our corporate sustainability practices and effective governance structure. We expect to publish our follow-up ESG report during 2Q 2023 which will include additional parameters and ESG metrics distributed by corporate function as we continue

standardizing disclosure practices and elevating our sustainability ratings.

The Company has achieved great progress on its employee value proposition strategy, **"The Experience of Being One"**. Our strategic goal is focused on becoming an "employer of choice" to attract, retain, and develop the best talent in each operating region while fostering employee engagement with the organization. To do so, we proactively manage our talent bench by conducting periodic talent reviews and succession planning exercises, while facilitating employee training programs to support the development of our most important resource.

In 2022, we provided a wide array of training topics through virtual and in-person modalities allowing our employees to continue learning and completing development plans to enhance their career prospects. Moreover, we delivered more than 108,000 hours of "specialized technical subject" training and more than 6,200 hours of supervision and management-related training. We also encouraged employees to participate in community outreach programs through our volunteer and community reinvestment programs. Our employees support over 36 organizations with more than 1,800 hours of volunteer work performed during 2022 and approximately 24 non-profit organizations benefit from the time, service, and expertise of some of our employees that sit on their respective Board of Directors. We are highly encouraged by the level of commitment shown by our colleagues and are extremely proud of the team-oriented culture we are nurturing at the Company.

"Over the long run, the ultimate goal behind our many investments is to attract the best talent in our operating markets, provide the best banking experience to our clients, and support the communities we serve to enhance shareholder value while complying with regulatory expectations."

During the year, we returned 119% of 2022 earnings to our shareholders through share buybacks and the payment of common stock dividends, the second consecutive year delivering over 100% of annual earnings to our shareholders. Our strong, top quartile industry capital levels and consistent earnings generation capacity will allow us to continue preserving shareholder value in future years. Thanks to all our shareholders for their continued support.

ADAPTING TO MARKET CYCLES WHILE ACHIEVING PROFITABLE GROWTH

The recent bank failures in the United States and in Europe, underscore the importance of satisfying regulatory requirements, operating in a safe and sound manner, and remaining vigilant to all risks. We believe we excel at these imperatives. In the case of these banks, most of the risks were in plain sight—lack of diversification, inadequate governance practices, and relatively high amount of uninsured deposits. The most unappreciated risk was the significant concentration of corporate customers in the venture capital industry which moved their deposits in lockstep. We operate a franchise which is diversified among industries, and a broad base of consumer and business accounts. We believe that regional and community banks, like First BanCorp, are and will continue to remain vital sources of credit to small businesses and consumers, and trust that policy actions resulting from these bank failures will strengthen local banking options rather than threaten them.

Although recent indicators point towards an economic slowdown in the US, we remain cautiously optimistic about the economic conditions in our main market. Our growth thesis continues to be sustained by the large amount of federal disaster relief funds pending disbursement. Over $45 billion has been earmarked to support broad-based economic development and rebuilding initiatives designed to improve Puerto Rico's infrastructure. The rollout of these funds is expected to gradually increase over the next decade with the most recent estimates published by the government in their proposed 2023 Fiscal Plan showing approximately $5.0 billion in disbursements during 2023. The timely disbursement of these funds, coupled with the government's improved

fiscal position and focus on economic development, represent strong tailwinds for growth in the near future.

"Our overarching strategic theme has not changed. We expect to leverage the Company's industry leading capital ratios, ample liquidity, and improved asset quality to deliver strong financial results that are less susceptible to business cycles while investing in the franchise to drive future growth."

We would also like to specifically thank our Board of Directors, whose guidance was instrumental as we navigated an operating environment characterized by unprecedented change and volatility. This included the most dynamic interest rate cycle we have seen in recent history. Their oversight of risk and safety and soundness in difficult times is time consuming and hard work.

Finally, this year we commemorate our 75th Anniversary and our 30th as a NYSE-listed company. We are proud of our people and of our institution's accomplishments over this period. We look forward to many more years of collaborating with our clients and their communities to continue growing our franchise. We have multiple initiatives planned throughout the year to celebrate this great accomplishment and show our gratitude to all our employees, customers, and the communities we serve which ongoingly contribute to our success.

Sincerely,

Roberto R. Herencia
Chairman of the Board

Aurelio Alemán
President and
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark one)

[X]   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

or

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

COMMISSION FILE NUMBER 001-14793

FIRST BANCORP.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Puerto Rico	**66-0561882**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1519 Ponce de León Avenue, Stop 23 **San Juan, Puerto Rico**	**00908**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code:

(787) 729-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.10 par value)	FBP	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 30, 2022 (the last trading day of the registrant's most recently completed second fiscal quarter) was $2,373,329,883 based on the closing price of $12.91 per share of the registrant's common stock on the New York Stock Exchange on June 30, 2022. The registrant had no nonvoting common equity outstanding as of June 30, 2022. For the purposes of the foregoing calculation only, the registrant has defined affiliates to include (a) the executive officers named in Part III of this Annual Report on Form 10-K; (b) all directors of the registrant; and (c) each shareholder, including the registrant's employee benefit plans but excluding shareholders that file on Schedule 13G, known to the registrant to be the beneficial owner of 5% or more of the outstanding shares of common stock of the registrant as of June 30, 2022. The registrant's response to this item is not intended to be an admission that any person is an affiliate of the registrant for any purposes other than this response.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 180,585,944 shares as of February 21, 2023.

Documents incorporated by reference: Portions of the definitive proxy statement relating to the registrant's annual meeting of stockholders scheduled to be held on May 18, 2023 are incorporated by reference in response to Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

FIRST BANCORP.
2022 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the safe harbor created by such sections. When used in this Form 10-K or future filings by First BanCorp. (the "Corporation," "we," "us," or "our") with the U.S. Securities and Exchange Commission (the "SEC"), in the Corporation's press releases or in other public or stockholder communications made by the Corporation, or in oral statements made on behalf of the Corporation by, or with the approval of, an authorized executive officer, the words or phrases "would," "intends," "will," "expect," "should," "plans," "forecast," "anticipate," "look forward," "believes," and other terms of similar meaning or import, or the negatives of these terms or variations of them, in connection with any discussion of future operating, financial or other performance are meant to identify "forward-looking statements."

The Corporation cautions readers not to place undue reliance on any such "forward-looking statements," which speak only as of the date made, and advises readers that these forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates, and assumptions by us that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements.

Factors that could cause results to differ from those expressed in the Corporation's forward-looking statements include, but are not limited to, risks described or referenced in Part I, Item 1A, "Risk Factors," and the following:

- the impacts of rising interest rates and inflation on the Corporation, including a decrease in demand for new loan originations and refinancings, increased competition for borrowers, attrition in deposits and an increase in non-interest expenses which would impact the Corporation's earnings and may adversely impact origination volumes, liquidity, and financial performance;

- adverse changes in general economic conditions in Puerto Rico, the United States ("U.S."), and the U.S. Virgin Islands (the "USVI") and British Virgin Islands (the "BVI"), including in the interest rate environment, unemployment rates, market liquidity, housing absorption rates, real estate markets and U.S. capital markets, which may affect funding sources, loan portfolio performance and credit quality, market prices of investment securities and demand for the Corporation's products and services, and which may reduce the Corporation's revenues and earnings and the value of the Corporation's assets;

- the impact of government financial assistance for hurricane recovery and other disaster relief on economic activity in Puerto Rico, and the timing and pace of disbursements of funds earmarked for disaster relief;

- the long-term economic and other effects of the COVID-19 pandemic and their impact on the Corporation's business, operations and financial condition, including the impact of any residual risks related to the Corporation's participation in the Small Business Administration Paycheck Protection Program ("SBA PPP");

- the Corporation's ability to identify and prevent cyber-security incidents, such as data security breaches, ransomware, malware, "denial of service" attacks, "hacking," identity theft and state-sponsored cyberthreats, and the occurrence of any, which may result in misuse or misappropriation of confidential or proprietary information, disruption or damage to our systems, increased costs and losses or an adverse effect to our reputation;

- general competitive factors and other market risks as well as the implementation of strategic growth opportunities, including risks, uncertainties and other factors or events related to any business acquisitions or dispositions;

- uncertainty as to the implementation of the debt restructuring plan of Puerto Rico ("Plan of Adjustment" or "PoA") and the fiscal plan for Puerto Rico as certified on January 27, 2022 (the "2022 Fiscal Plan") by the oversight board established by the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA"), or any revisions to it, on our clients and loan portfolios, and any potential impact from future economic or political developments in Puerto Rico;

- uncertainty as to the continued availability of wholesale funding sources, such as securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances and brokered certificates of deposit ("brokered CDs");

- the impact of changes in accounting standards or assumptions in applying those standards, on forecasts of economic variables considered for the determination of the allowance for credit losses ("ACL");

- the ability of the Corporation's banking subsidiary, FirstBank Puerto Rico ("FirstBank" or the "Bank") to realize the benefits of its net deferred tax assets;

- the ability of FirstBank to generate sufficient cash flow to make dividend payments to the Corporation;

- environmental, social, and governance matters, including our climate-related initiatives and commitments;

- the impacts of natural or man-made disasters, widespread health emergencies, geopolitical conflicts (including the ongoing conflict in Ukraine), terrorist attacks or other catastrophic external events, including impacts of such events on general economic conditions and on the Corporation's assumptions regarding forecasts of economic variables;

- the effect of changes in the interest rate environment, including uncertainty about the effect of the cessation of the London Interbank Offered Rate ("LIBOR");

- any adverse change in the Corporation's ability to attract and retain clients and gain acceptance from current and prospective customers for new products and services, including those related to the offering of digital banking and financial services;

- the risk that additional portions of the unrealized losses in the Corporation's debt securities portfolio are determined to be credit-related, resulting in additional charges to the provision for credit losses on the Corporation's available-for-sale debt securities portfolio;

- the impacts of applicable legislative, tax or regulatory changes on the Corporation's financial condition or performance;

- the effect of changes in the fiscal and monetary policies and regulations of the U.S. federal government and the Puerto Rico and other governments, including those determined by the Board of the Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Reserve Bank of New York (the "New York FED" or the "FED"), the Federal Deposit Insurance Corporation (the "FDIC"), government-sponsored housing agencies, and regulators in Puerto Rico, and the USVI and BVI;

- the risk of possible failure or circumvention of the Corporation's internal controls and procedures and the risk that the Corporation's risk management policies may not be adequate;

- the risk that the FDIC may further increase the deposit insurance premium and/or require special assessments, causing an additional increase in the Corporation's non-interest expenses;

- any need to recognize impairments on the Corporation's financial instruments, goodwill and other intangible assets;

- the risk that the impact of the occurrence of any of these uncertainties on the Corporation's capital would preclude further growth of FirstBank and preclude the Corporation's Board of Directors from declaring dividends; and

- uncertainty as to whether FirstBank will be able to continue to satisfy its regulators regarding, among other things, its asset quality, liquidity plans, maintenance of capital levels and compliance with applicable laws, regulations and related requirements.

The Corporation does not undertake, and specifically disclaims any obligation, to update any "forward-looking statements" to reflect occurrences or unanticipated events or circumstances after the date of such statements, except as required by the federal securities laws.

Item 1. Business

GENERAL

First BanCorp. is a publicly owned financial holding company that is subject to regulation, supervision and examination by the Federal Reserve Board. The Corporation was incorporated under the laws of the Commonwealth of Puerto Rico in 1948 to serve as the bank holding company for FirstBank. Through its subsidiaries, including FirstBank, the Corporation provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, trust services, insurance agency services, and other financial products and services in Puerto Rico, the U.S., the USVI and the BVI. As of December 31, 2022, the Corporation had total assets of $18.6 billion, including loans of $11.6 billion, total deposits of $16.1 billion, and total stockholders' equity of $1.3 billion.

The Corporation provides a wide range of financial services for retail, commercial and institutional clients. The Corporation has two wholly-owned subsidiaries: FirstBank and FirstBank Insurance Agency, Inc. ("FirstBank Insurance Agency"). FirstBank is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a Puerto Rico-chartered insurance agency.

FirstBank is subject to the supervision, examination and regulation of both the Office of the Commissioner of Financial Institutions of Puerto Rico ("OCIF") and the FDIC. Deposits are insured through the FDIC Deposit Insurance Fund (the "DIF"). In addition, within FirstBank, the Bank's USVI operations are subject to regulation and examination by the USVI Division of Banking Insurance, and Financial Regulation; its BVI operations are subject to regulation by the BVI Financial Services Commission; and its operations in the state of Florida are subject to regulation and examination by the Florida Office of Financial Regulation. The Consumer Financial Protection Bureau ("CFPB") regulates FirstBank's consumer financial products and services. FirstBank Insurance Agency is subject to the supervision, examination and regulation of the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico and the Division of Banking and Insurance Financial Regulation in the USVI.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, 59 banking branches in Puerto Rico, eight banking branches in the USVI and the BVI, and nine banking branches in the state of Florida. FirstBank has six wholly-owned subsidiaries with operations in Puerto Rico: First Federal Finance Corp. (d/b/a Money Express La Financiera), a finance company specializing in the origination of small loans with 27 offices in Puerto Rico; First Management of Puerto Rico, a Puerto Rico corporation, which holds tax-exempt assets; FirstBank Overseas Corporation, an international banking entity (an "IBE") organized under the International Banking Entity Act of Puerto Rico; two companies engaged in the operation of certain real estate owned ("OREO") property and one private equity fund.

For a discussion of certain significant events that have occurred in the year ended December 31, 2022, please refer to "Significant Events" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10-K.

BUSINESS SEGMENTS

The Corporation has six reportable segments: Commercial and Corporate Banking; Mortgage Banking; Consumer (Retail) Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. These segments are described below, as well as in Note 27 - "Segment Information," to the consolidated financial statements for the year ended December 31, 2022 included in Item 8 of this Form 10-K.

Commercial and Corporate Banking

The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the government sector in the Puerto Rico region. The Commercial and Corporate Banking segment offers commercial loans, including commercial real estate and construction loans, as well as other products, such as cash management and business management services. A substantial portion of the commercial and corporate banking portfolio is secured by the underlying real estate collateral and the personal guarantees of the borrowers.

Mortgage Banking

The Mortgage Banking segment consists of the origination, sale and servicing of a variety of residential mortgage loan products and related hedging activities in the Puerto Rico region. Originations are sourced through different channels, such as FirstBank branches and purchases from mortgage bankers, and in association with new project developers. The Mortgage Banking segment focuses on originating residential real estate loans, some of which conform to the U.S. Federal Housing Administration (the "FHA"), U.S. Veterans Administration (the "VA") and the U.S. Department of Agriculture Rural Development (the "RD") standards. Originated loans that meet the FHA's standards qualify for the FHA's insurance program whereas loans that meet the standards of the VA or RD are guaranteed by those respective federal agencies.

Mortgage loans that do not qualify under the FHA, VA or RD programs are referred to as conventional loans. Conventional real estate loans can be conforming or non-conforming. Conforming loans are residential real estate loans that meet the standards for sale under the U.S. Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC") programs. Loans that do not meet FNMA or FHLMC standards are referred to as non-conforming residential real estate loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary markets. Residential real estate conforming loans are sold to investors like FNMA and FHLMC. Most of the Corporation's residential mortgage loan portfolio consists of fixed-rate, fully amortizing, full documentation loans. The Corporation has commitment authority to issue Government National Mortgage Association ("GNMA") mortgage-backed securities ("MBS"). Under this program, the Corporation has been selling FHA/VA mortgage loans into the secondary market since 2009.

Consumer (Retail) Banking

The Consumer (Retail) Banking segment consists of the Corporation's consumer lending and deposit-taking activities conducted mainly through FirstBank's branch network in the Puerto Rico region. Loans to consumers include auto loans, finance leases, boat and personal loans, credit card loans, and lines of credit. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, Individual Retirement Accounts ("IRAs") and retail certificates of deposit ("retail CDs"). Retail deposits gathered through each branch of FirstBank's retail network serve as one of the funding sources for the lending and investment activities. This segment also includes the Corporation's insurance agency activities in the Puerto Rico region.

Treasury and Investments

The Treasury and Investments segment is responsible for the Corporation's treasury and investment management functions. The treasury function, which includes funding and liquidity management, lends funds to the Commercial and Corporate Banking, the Mortgage Banking, the Consumer (Retail) Banking and the United States Operations segments to finance their respective lending activities and borrows from those segments. The Treasury and Investments segment also obtains funding through brokered deposits, advances from the FHLB, and repurchase agreements involving investment securities, among other possible funding sources.

United States Operations

The United States Operations segment consists of all banking activities conducted by FirstBank on the U.S. mainland. FirstBank provides a wide range of banking services to individual and corporate customers, primarily in southern Florida through nine banking branches. The United States Operations segment offers an array of both consumer and commercial banking products and services. Consumer banking products include checking, savings and money market accounts, retail CDs, internet banking services, residential mortgages, home equity loans, and lines of credit. Retail deposits, as well as FHLB advances and brokered CDs assigned to this segment, serve as funding sources for its lending activities.

Commercial banking services include checking, savings and money market accounts, retail CDs, internet banking services, cash management services, remote deposit capture, and automated clearing house ("ACH") transactions. Loan products include the traditional commercial and industrial and commercial real estate products, such as lines of credit, term loans and construction loans.

Virgin Islands Operations

The Virgin Islands Operations segment consists of all banking activities conducted by FirstBank in the USVI and BVI regions, including consumer and commercial banking services, with a total of eight banking branches serving the islands in the USVI of St. Thomas, St. Croix, and St. John, and the island of Tortola in the BVI. The Virgin Islands Operations segment is driven by its consumer, commercial lending and deposit-taking activities.

Loans to consumers include auto and boat loans, lines of credit, and personal and residential mortgage loans. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, IRAs, and retail CDs. Retail deposits gathered through each branch serve as the funding sources for its own lending activities.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") PROGRAM OVERVIEW

The Corporation is committed to supporting our clients, employees, shareholders and communities in which we serve. Our ESG program builds on the Corporation's core values, including being a socially responsible company. The Corporation sees effective ESG management as a critical step towards a sustainable, inclusive and successful future.

During 2021, the Corporation adopted an ESG framework through which it establishes and communicates its ESG strategy and overarching governance policy. In 2022, the Corporation continued evolving its ESG program, including the publication of its initial First BanCorp. Environmental, Social and Governance Report for 2021 (the "2021 ESG Report"). The 2021 ESG Report discloses information on a wide range of ESG topics, including governance and leadership; responsible business practices; employees and culture; diversity, equity and inclusion; community engagement; and environmental stewardship. The ESG Report for 2022 is expected to be published during the second quarter of 2023. Also in 2022, the Corporation's Board of Directors (the "Board of Directors" or the "Board") approved First BanCorp.'s Sustainability Policy (the "Sustainability Policy"), which establishes the Corporation's framework to address ESG matters.

ESG Governance

The Corporation's Board of Directors and executive leadership team share responsibilities relating to oversight of our ESG policies and practices. In February 2022, the Corporate Governance and Nominating Committee of the Board of Directors amended its charter to include oversight responsibility of ESG matters, and it has primary oversight of ESG policies, practices and disclosures. Nonetheless, other committees of the Corporation's Board of Directors also play a role in ESG oversight in matters related to risk and cybersecurity management, human capital management, investment management and credit risk management.

As part of the ESG governance structure set forth in the Sustainability Policy, the responsibility of day-to-day management of our ESG framework and strategy has been delegated to a management-level ESG Committee, comprised of leaders from different areas, such as Human Resources, Enterprise Risk Management, Strategic Planning and Investor Relations, Legal and Corporate Affairs, Marketing, Compliance, Finance, and Corporate Internal Audit. The ESG Committee is tasked with aligning priorities and initiatives for the year, setting and monitoring long-term objectives and goals, and leading the annual reporting process on ESG related topics. The ESG Committee reports to the Corporate Governance and Nominating Committee of the Board of Directors.

HUMAN CAPITAL MANAGEMENT

First BanCorp. strives to be recognized as a leading and diversified financial institution, offering a superior experience to our clients and employees. We believe that the key to our success is caring about our team as much as we care about our customers. Our goal is to be an employer of choice within our primary operating regions, which we believe is achieved and sustained by adding value to our employees' lives and providing satisfying and evolving work experience. The core of our employer value proposition, "The Experience of Being 1," is our commitment to our employees' wellbeing, success, professional development, and work environment.

Employees

As of December 31, 2022, the Corporation and its subsidiaries had 3,133 regular employees, nearly all of whom are full-time, representing a 2% increase in overall headcount from December 31, 2021. The Corporation had 2,773 employees in the Puerto Rico region, 200 employees in the Florida region, and 160 employees in the Virgin Islands region. As of December 31, 2022, approximately 67% of the total employee population and 57% of top and middle management, were women.

Oversight

The Human Resources Division manages all elements of the Corporation's human capital programs and strategies, including talent recruiting and engagement, training and development, and compensation and benefits, and directly reports to the Corporation's Chief Risk Officer.

The Human Resources Division efforts are also overseen by the Corporation's Chief Executive Officer (CEO) and the executive management team through regular work-related interactions. Our leaders focus on strengthening employee management and engagement and maximizing collaboration between departments and talents by promoting an open-door culture that stimulates frequent communication between employees and management. This provides more opportunities to identify employees' needs, obtain feedback about work experience, and adapt our employee engagement as we believe is appropriate. In addition, the Corporation's Board of Directors and its Compensation and Benefits Committee monitor and are regularly updated on the Corporation's human capital management strategies.

Talent Acquisition and Retention

First BanCorp. is an equal opportunity employer, which considers qualified candidates for employment to fill its available positions. Our efforts are focused on attracting and retaining the best talent for the Corporation, including college graduates, and promoting internal mobility. The attraction and selection process includes:

- Promoting and posting our vacant positions internally and externally.

- Building our employer brand by participating in professional events and job fairs and maintaining a relationship with universities through internship programs and career forums.

- A collaboration with hiring managers to ensure an accurate match between role and candidate and reasonably speed up the recruitment process to secure top candidates.

- A robust management information system to enhance the effectiveness of the recruitment process and provide candidates with a unique experience.

- A robust on-boarding process to engage and support the new employee's induction process, including assignment of a "FirstPal" from day one to help with the organizational culture transition and learning process.

We believe that financial security is critical for our employees. Our goal is to maintain compensation levels that are competitive with comparable job categories in similar organizations. Our salary administration program is designed to provide compensation that is consistent with our employees' assigned duties and responsibilities in order to recognize differences in individual performance levels and to attract the right and best talent for each job.

In addition to salary, some job positions are eligible to participate in variable pay programs. The Corporation has different incentive programs for most of its business units. These incentive programs are periodically reviewed to align them to business strategies and ensure sound risk management. Further, the Corporation's Management Award Program is used to recognize and reward outstanding performance for exempt employees who do not participate in other variable pay programs. The Corporation also has a long-term incentive plan for top-performing leaders and employees with high potential. These programs provide awards based upon the Corporation's and individual's performance and are key for the attraction and engagement of the best talent. The Corporation's investment in its employees has resulted in a stable-tenured workforce, with an average tenure of 10 years of service as of December 31, 2022. In 2022, employee voluntary turnover rates remained significantly higher than pre-pandemic levels, reflecting workforce challenges affecting most industries. Our employee voluntary turnover rate for 2022 was 13.3%, mostly related to hourly employees in call centers and branches. For high performers, employees' turnover was relatively low at 5.5%.

Talent Development and Engagement

We believe that a culture of learning and development maximizes the talent of human capital and is the foundation for sustained business success and our commitment to employee engagement continues throughout employees' time with the Corporation.

Our training program strives to reflect both employees' and the organization's needs. The Corporation offers more than 8,000 training opportunities through online courses and in-person or virtual classes, as well as development activities, special projects, and partial tuition reimbursement to complete a bachelor's or master's degree to eligible employees. Training is offered on various subjects within five main areas: fundamentals, compliance and corporate governance, specialized technical subjects, professional development, and leadership development.

In 2022 we provided over 80 training topics through virtual and in-person modalities allowing our employees to continue learning and complete development plans. In 2022, we delivered more than 108,000 hours of training and each employee completed an average of 30.6 training hours.

Every year around 100 new and existing supervisors and managers receive training. In 2022, we delivered more than 6,200 hours of supervision and management-related training. For new supervisors, we offer a program intended to train in basic supervision, leadership and communication skills, and our human resources policies and practices. In addition, our program for active supervisors and managers encourages leaders to review their leadership skills with feedback received from instructors and coworkers. The program has been delivered to 63% of our current leaders since launched, accounting for over 21,000 training hours.

In addition to these training opportunities, we have processes to promote professional development and career growth, including the promotion of internal career opportunities, performance management processes, annual talent review, and robust succession planning. We also encourage employees to participate in our commitment to our communities through our volunteer and community reinvestment programs. In 2022, our employees supported 36 organizations with more than 1,800 hours of volunteer work. The Bank also encourages its employees to serve on non-profit organizations' boards of directors. In 2022, First BanCorp employees were members of the board of directors for 24 non-profit organizations across the Puerto Rico, Florida, and Virgin Islands regions and offered approximately 1,500 hours of service.

Health & Wellness

Health and well-being programs are a strong component of the benefits we provide to our employees. First BanCorp. provides competitive benefits programs that are intended to address even the most pressing needs of our employees and their families to promote occupational, physical, emotional, and financial health. Our comprehensive wellness package includes health, dental and vision insurance offered through different insurance company options that enable employees to choose those that best accommodate their and their families' needs. We also offer life insurance and disability plans, as well as a defined contribution retirement plan option where both employee and employer contribute.

To promote work-life balance, we grant a variety of paid time off for vacation, sick, maternity and paternity leave, bereavement leave, marriage and personal days, in-house health services, and a complete wellness program, including nutrition, fitness, health fairs, personal finance education, and preventive healthcare activities, nursing services, among others. The Corporation subsidizes a substantial portion of the cost of these benefits.

Initiatives for the safety and security of employees have always been an important priority. In 2022, in response to the ongoing impacts of the COVID-19 pandemic, certain business units in the Florida and Puerto Rico regions incorporated hybrid work schedules. Additional activities implemented by the Corporation to support employees included:

- COVID-19 monitoring and contact tracing processes.
- Free laboratory testing for all employees.
- Paid leave for employees affected by the virus and special leave of absence without pay for unique needs.
- Training activities related to COVID-19, safety measures, stress management, and remote work.
- Reinforce COVID-19 vaccination to protect our workforce.
- Offered multiple onsite vaccination clinics, including updated bivalent COVID-19 vaccine clinics.

MARKET AREA AND COMPETITION

Puerto Rico, where the banking market is highly competitive, is the main geographic service area of the Corporation. As of December 31, 2022, the Corporation also had a presence in the state of Florida and in the USVI and BVI. Puerto Rico banks are subject to the same federal laws, regulations and supervision that apply to similar institutions on the United States mainland.

Competitors include other banks, insurance companies, mortgage banking companies, small loan companies, automobile financing companies, leasing companies, brokerage firms with retail operations, credit unions and certain retailers that operate in Puerto Rico, the Virgin Islands and the state of Florida, as well as fintech companies and emerging competition from digital platforms. The Corporation's businesses compete with these other firms with respect to the range of products and services offered and the types of clients, customers and industries served.

SUPERVISION AND REGULATION

The Corporation and FirstBank, its bank subsidiary, are subject to comprehensive federal and Puerto Rican supervision and regulation. These supervisory and regulatory requirements apply to all aspects of the Corporation's and the Bank's activities, including commercial and consumer lending, deposit taking, management, governance and other activities. As part of this regulatory framework, the Corporation and the Bank are subject to extensive consumer financial regulatory legal and supervisory requirements. Further, U.S. financial supervision and regulation is dynamic in nature, and supervisory and regulatory requirements are subject to change as new legislative and regulatory actions are taken. Future legislation may increase the regulation and oversight of the Corporation and the Bank. Any change in applicable laws or regulations, however, may have a material adverse effect on the business of commercial banks and bank holding companies, including the Bank and the Corporation.

Bank Holding Company Activities and Other Limitations

The Corporation is registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is subject to ongoing supervision, regulation and examination by the Federal Reserve Board. The Corporation is required to file with the Federal Reserve Board periodic and annual reports and other information concerning its own business operations and those of its subsidiaries.

The Bank Holding Company Act also permits a bank holding company to elect to become a financial holding company and engage in a broader range of financial activities. The Corporation has elected to be a financial holding company under the Bank Holding

Company Act. Financial holding companies may engage, directly or indirectly, in any activity that is determined to be (i) financial in nature, (ii) incidental to such financial activity, or (iii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Bank Holding Company Act specifically provides that the following activities have been determined to be "financial in nature": (i) lending, trust and other banking activities; (ii) insurance activities; (iii) financial or economic advice or services; (iv) pooled investments; (v) securities underwriting and dealing; (vi) domestic activities permitted for an existing bank holding company; (vii) foreign activities permitted for an existing bank holding company; and (viii) merchant banking activities.

A financial holding company that ceases to meet certain standards is subject to a variety of restrictions, depending on the circumstances, including precluding the undertaking of new financial activities or the acquisition of shares or control of other companies. Until compliance is restored, the Federal Reserve Board has broad discretion to impose appropriate limitations on the financial holding company's activities. The Corporation and FirstBank must be "well-capitalized" and "well-managed" for regulatory purposes, and FirstBank must earn "satisfactory" or better ratings on its periodic Community Reinvestment Act ("CRA") examinations for the Corporation to preserve its financial holding company status.

Under federal law and Federal Reserve Board policy, a bank holding company such as the Corporation is expected to act as a source of strength to its banking subsidiaries and to commit required levels of support to them. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain capital of a subsidiary bank will be assumed by the bankruptcy trustee and be entitled to a priority of payment. In addition, any capital loans by a bank holding company to any of its subsidiary banks must be subordinated in right of payment to deposits and to certain other indebtedness of such subsidiary bank. As of December 31, 2022, and the date hereof, FirstBank was and is the only banking subsidiary of the Corporation.

State Chartered Non-Member Bank and Banking Laws and Regulations in General

FirstBank is subject to regulation and examination by the OCIF, the CFPB and the FDIC, and is subject to comprehensive federal and state (Commonwealth of Puerto Rico) regulations that regulate, among other things, the scope of their businesses, their investments, their reserves against deposits, the timing and availability of deposited funds, and the nature and amount of collateral for certain loans.

The OCIF, the CFPB and the FDIC periodically examine FirstBank to test the Bank's conformance to safe and sound banking practices and compliance with various statutory and regulatory requirements. This oversight establishes a comprehensive framework of permissible activities, and the supervision by the FDIC is also intended for the protection of the FDIC's insurance fund and depositors. These regulatory authorities have discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Their enforcement authority includes, among other things, the ability to assess civil monetary penalties, issue cease-and-desist or removal orders, and initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and for engaging in unsafe or unsound practices. In addition, certain bank actions are required by statute and implementing regulations. Other actions or failure to act may provide the basis for enforcement action, including the filing of misleading or untimely reports with regulatory authorities.

Regulatory Capital Requirements

The federal banking agencies have implemented rules for U.S. banks that establish minimum regulatory capital requirements, the components of regulatory capital, and the risk-based capital treatment of bank assets and off-balance sheet exposures. These rules currently apply to the Corporation and FirstBank, and generally are intended to align U.S. regulatory capital requirements with international regulatory capital standards adopted by the Basel Committee on Banking Supervision ("Basel Committee"), in particular, the international capital accord known as "Basel III." The current rules increase the quantity and quality of capital required by, among other things, establishing a minimum common equity capital requirement and an additional common equity Tier 1 capital conservation buffer. In addition, the current rules revise and harmonize the bank regulators' rules for calculating risk-weighted assets, by applying a variation of the Basel III "Standardized Approach" for the risk-weighting of bank assets and off-balance sheet exposures to all U.S. banking organizations other than large internationally active banks.

International regulatory developments also affect the regulation and supervision of U.S. banking organizations, including the Corporation and FirstBank. Both the Basel Committee and the Financial Stability Board have agreed to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation, and transparency, including the adoption of Basel III and a commitment to raise capital standards and liquidity buffers within the banking system under Basel III. In addition, 12 U.S.C. 5371 (the "Collins Amendment"), among other things, eliminates certain trust-preferred securities ("TRuPs") from Tier 1 capital. Preferred securities issued under the U.S. Treasury's Troubled Asset Relief Program ("TARP") are exempt from this change. Bank holding companies, such as the Corporation, were required to fully phase out these instruments from Tier 1 capital by

January 1, 2016; however, these instruments may remain in Tier 2 capital until the instruments are redeemed or mature. As of December 31, 2022, the Corporation had $178.3 million in TRuPs that were subject to a full phase-out from Tier 1 capital under the final regulatory capital rules discussed above.

Consistent with Basel Committee actions noted above, the Federal Reserve Board has adopted risk-based and leverage capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Corporation and FirstBank became subject to the U.S. Basel III capital rules beginning on January 1, 2015.

The Basel III rules require the Corporation to maintain an additional capital conservation buffer of 2.5% to avoid limitations on both (i) capital distributions (*e.g.*, repurchases of capital instruments, dividends and interest payments on capital instruments) and (ii) discretionary bonus payments to executive officers and heads of major business lines.

Under the fully phased-in Basel III rules, in order to be considered adequately capitalized and not subject to the above-described limitations, the Corporation is required to maintain: (i) a minimum common equity Tier 1 Capital ("CET1") to risk-weighted assets ratio of at least 4.5%, plus the 2.5% "capital conservation buffer," resulting in a required minimum CET1 ratio of at least 7%; (ii) a minimum ratio of total Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer, resulting in a required minimum Tier 1 capital ratio of 8.5%; (iii) a minimum ratio of total Tier 1 plus Tier 2 capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer, resulting in a required minimum total capital ratio of 10.5%; and (iv) a required minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average on-balance sheet (non-risk adjusted) assets.

The Basel III rules have increased our regulatory capital requirements and require us to hold more capital against certain of our assets and off-balance sheet exposures. Further, as part of its response to the impact of COVID-19, on March 31, 2020, federal banking agencies issued an interim final rule that provided the option to temporarily delay the effects of CECL on regulatory capital for two years, followed by a three-year transition period. The interim final rule provides that, at the election of a qualified banking organization, the initial impact of the adoption of CECL on retained earnings plus 25% of the change in the ACL (excluding PCD loans) from January 1, 2020 to December 31, 2021 will be delayed for two years and phased-in at 25% per year beginning on January 1, 2022 over a three-year period, resulting in a total transition period of five years. The Corporation and the Bank elected to phase in the full effect of CECL on regulatory capital over the five-year transition period.

The Corporation and the Bank compute risk-weighted assets using the Standardized Approach required by the Basel III rules. The Standardized Approach expands the risk-weighting categories from the four major categories under the previous regulatory capital rules (0%, 20%, 50%, and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets. In a number of cases, the Standardized Approach resulted in higher risk weights for a variety of asset categories. Specific changes to the risk-weightings of assets included, among other things: (i) applying a 150% risk weight instead of a 100% risk weight for high volatility commercial real estate acquisition, development and construction loans, (ii) assigning a 150% risk weight to exposures that are 90 days past due (other than qualifying residential mortgage exposures, which remain at an assigned risk-weighting of 100%), (iii) establishing a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable, in contrast to the 0% risk-weighting under the prior rules and (iv) requiring capital to be maintained against on-balance-sheet and off-balance-sheet exposures that result from certain cleared transactions, guarantees and credit derivatives, and collateralized transactions (such as repurchase agreement transactions).

Set forth below are the Corporation's and FirstBank's capital ratios as of December 31, 2022 based on Federal Reserve and FDIC guidelines:

| | | Banking Subsidiary | |
	First BanCorp.	FirstBank	Well-Capitalized Minimum
As of December 31, 2022			
Total capital (Total capital to risk-weighted assets)	19.21%	18.90%	10.00%
CET1 Capital (CET1 capital to risk-weighted assets)	16.53%	16.84%	6.50%
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)	16.53%	17.65%	8.00%
Leverage ratio (1)	10.70%	11.43%	5.00%

(1) Tier 1 capital to average assets.

Stress-Testing and Capital Planning Requirements

Federal regulations currently do not impose formal stress-testing requirements on banking organizations with total assets of less than $100 billion, such as the Corporation and FirstBank. The federal banking agencies have indicated through interagency guidance that the capital planning and risk management practices of institutions with total assets of less than $100 billion will continue to be reviewed through the regular supervisory process. Notwithstanding, the Corporation monitors its capital consistent with the safety and soundness expectations of the federal regulators and continues to perform internal stress testing as part of its annual capital planning process.

Dividend Restrictions

The Federal Reserve Board has a policy that, as a matter of prudent banking, a bank holding company should generally not pay cash dividends unless its net income available to common shareholders for the past four quarters, net of dividends previously paid during that period, has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall current and prospective financial condition. Furthermore, the Federal Reserve Board's regulatory capital rule (Regulation Q) limits the amount of capital a bank holding company may distribute under certain circumstances. A banking organization must maintain a capital conservation buffer of CET1 capital in an amount greater than 2.5% of total risk weighted assets to avoid being subject to limitations on capital distributions. The Corporation is also subject to certain restrictions generally imposed on Puerto Rico corporations with respect to the declaration and payment of dividends (i.e., that dividends may be paid out only from the Corporation's capital surplus or, in the absence of such excess, from the Corporation's net earnings for such fiscal year and/or the preceding fiscal year).

The principal source of funds for the Corporation, as a parent holding company, is dividends declared and paid by its subsidiary, FirstBank. The ability of FirstBank to declare and pay dividends on its capital stock is regulated by the Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law"), the Federal Deposit Insurance Act (the "FDIA"), and FDIC regulations. In general terms, the Puerto Rico Banking Law provides that when the expenditures of a bank are greater than receipts, the excess of expenditures over receipts shall be charged against undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If the reserve fund is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the bank's capital account. The Puerto Rico Banking Law provides that, until said capital has been restored to its original amount and the reserve fund to 20% of the original capital, the bank may not declare any dividends. In general, regulations of the FDIA and the FDIC restrict the payment of dividends when a bank is undercapitalized (as discussed in Prompt Corrective Action below), when a bank has failed to pay insurance assessments, or when there are safety and soundness concerns regarding such bank.

The principal source of funds for the Corporation's parent holding company is dividends declared and paid by its subsidiary, FirstBank. The ability of FirstBank to declare and pay dividends on its capital stock is regulated by the Puerto Rico Banking Law, the Federal Deposit Insurance Act (the "FDIA"), and FDIC regulations. In general terms, the Puerto Rico Banking Law provides that when the expenditures of a bank are greater than receipts, the excess of expenditures over receipts shall be charged against undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If the reserve fund is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the bank's capital account. The Puerto Rico Banking Law provides that, until said capital has been restored to its original amount and the reserve fund to 20% of the original capital, the bank may not declare any dividends. In general, the FDIA and the FDIC regulations restrict the payment of dividends when a bank is undercapitalized (as discussed in *Prompt Corrective Action* below), when a bank has failed to pay insurance assessments, or when there are safety and soundness concerns regarding such bank.

Refer to Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of this Annual Report on Form 10-K for further information on the Corporation's distribution of dividends and repurchases of common stock.

Consumer Financial Protection Bureau

The CFPB has primary examination and enforcement authority over FirstBank and other banks with over $10 billion in assets with respect to consumer financial products and services.

The CFPB's primary functions include the supervision of "covered persons" (broadly defined to include any person offering or providing a consumer financial product or service and any affiliated service provider) for compliance with federal consumer financial laws. It implements amendments to and has primary authority to enforce the federal consumer financial laws, including the Equal Credit Opportunity Act, the Truth in Lending Act ("TILA") and the Real Estate Settlement Procedures Act ("RESPA"), among others. The CFPB also has broad powers to prescribe rules applicable to a covered person or service provider in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service.

Among other actions, the CFPB has issued regulations setting forth mortgage servicing rules that apply to the Bank, which affect consumer notices regarding delinquency, foreclosure alternatives, modification applications, interest rate adjustments and options for avoiding "force-placed" insurance. Further, the CFPB has adopted rules and forms that combine certain disclosures that consumers receive in connection with applying for and closing on a mortgage loan under the TILA and the RESPA.

The Volcker Rule

Section 13 of the Bank Holding Company Act (commonly known as the Volcker Rule), generally prohibits a banking entity such as the Corporation or the Bank from acquiring or retaining any ownership in, or acting as sponsor to, a hedge fund or private equity fund ("covered fund"). The Volcker Rule also prohibits these entities from engaging, for their own account, in short-term proprietary trading of certain securities, derivatives, commodity futures and options on these instruments.

The Corporation and the Bank are not engaged in "proprietary trading" as defined in the Volcker Rule. In addition, the Corporation has reviewed its investments and concluded that they are not considered covered funds under the Volcker Rule.

Community Reinvestment Act and Home Mortgage Disclosure Act Regulations

The CRA encourages banks to help meet the credit needs of the local communities in which they offer services, including low- and moderate-income individuals, consistent with the safe and sound operation of the bank.

The CRA requires the federal supervisory agencies, as part of the general examination of supervised banks, to assess a bank's record of meeting the credit needs of its community, assign a performance rating, and take such record and rating into account in their evaluation of certain applications by such bank, such as an application for approval of a merger or the establishment of a branch. A rating of less than "satisfactory" could result in the denial of such applications. The CRA also requires all institutions to make public disclosure of their CRA ratings. FirstBank received a "satisfactory" CRA rating in its most recent examination by the FDIC.

In June 2022, the U.S. federal banking regulatory agencies issued a joint proposal to amend their regulations implementing the CRA. The proposed rules would materially revise the current CRA framework, including new assessment area requirements, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements. The proposed rule included analysis indicating a significant increase in the thresholds for large banks to receive "Outstanding" ratings in the future.

USA PATRIOT Act and Other Anti-Money Laundering Requirements

As a regulated depository institution, FirstBank is subject to the Bank Secrecy Act, which imposes a variety of reporting and other requirements, including the requirement to file suspicious activity and currency transaction reports that are designed to assist in the detection and prevention of money laundering, terrorist financing and other criminal activities. In addition, under Title III of the USA PATRIOT Act of 2001, all financial institutions are required to identify their customers, adopt formal and comprehensive anti-money laundering programs, scrutinize or prohibit certain transactions of special concern, and be prepared to respond to inquiries from U.S. law enforcement agencies concerning their customers and their transactions.

On January 1, 2021, major legislative amendments to U.S. anti-money laundering requirements became effective through the enactment of Division F of the National Defense Authorization Act for fiscal year 2021, otherwise known as the Anti-Money Laundering Act of 2020 ("AML Act"). The AML Act includes a variety of provisions designed to modernize the anti-money laundering regulatory regime and remediate gaps in the U.S.'s approach to anti-money laundering and countering the financing of terrorism, including the creation of a national database of absence corporate beneficial ownership along with significantly enhanced reporting requirements, increased penalties for Bank Secrecy Act violations, clarification of Suspicious Activity Report filing and sharing requirements, and provisions addressing the adverse consequences of "de-risking," namely, the practice of financial institutions' termination or limitation of business relationships with clients or classes of clients in order to manage the risks associated with such clients.

Regulations implementing the Bank Secrecy Act and the USA PATRIOT Act are published and primarily enforced by the Financial Crimes Enforcement Network ("FinCEN"), a bureau of the U.S. Treasury. Failure of a financial institution, such as the Corporation or the Bank, to comply with the requirements of the Bank Secrecy Act or the USA PATRIOT Act could have serious legal and reputational consequences for the institution, including the possibility of regulatory enforcement or other legal actions, such as significant civil monetary penalties. The Corporation is also required to comply with federal economic and trade sanctions requirements enforced by the Office of Foreign Assets Control ("OFAC"), a bureau of the U.S. Treasury.

The Corporation believes it has adopted appropriate policies, procedures and controls to address compliance with the Bank Secrecy Act, USA PATRIOT Act and economic/trade sanctions requirements, and to implement banking agency, FinCEN, OFAC and other U.S. Treasury regulations.

Financial Privacy and Cybersecurity

The Gramm-Leach-Bliley Act limits the ability of financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party.

The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. A financial institution is expected to establish multiple lines of defense and to ensure their risk management processes address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively respond and recover the institution's operations after a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of a cyber-attack. The Corporation's Information Security Program reflects these requirements.

Limitations on Transactions with Affiliates and Insiders

Certain transactions between FDIC-insured banks financial institutions such as FirstBank and its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and by Federal Reserve Regulation W. An affiliate of a bank is, in general, any corporation or entity that controls, is controlled by, or is under common control with the bank, including the bank's parent holding company and any companies that are controlled by such holding company.

Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such bank's capital stock and surplus and (ii) require that all "covered transactions" be on terms that are substantially the same, or at least as favorable to the bank or affiliate, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee, credit derivatives, securities lending and other similar transactions entailing the provision of financial support by the bank to an affiliate. In addition, loans or other extensions of credit by the bank to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

In addition, Sections 22(h) and (g) of the Federal Reserve Act, implemented through Regulation O, place restrictions on commercial bank loans to executive officers, directors, and principal stockholders of the bank and its affiliates. Under Section 22(h) of the Federal Reserve Act, bank loans to a director, an executive officer, a greater than 10% stockholder of the bank, and certain related interests of these persons, may not exceed, together with all other outstanding loans to such persons and affiliated interests, the bank's limit on loans to one borrower, which is generally equal to 15% of the bank's unimpaired capital and surplus in the case of loans that are not fully secured, and an additional 10% of the bank's unimpaired capital and unimpaired surplus in the case of loans that are fully secured by readily marketable collateral having a market value at least equal to the amount of the loan. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers, and principal stockholders be made on terms that are substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a bank to insiders cannot exceed the bank's unimpaired capital and surplus. Furthermore, Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Executive Compensation

The federal banking agencies have adopted interagency guidance governing incentive-based compensation programs, which applies to all banking organizations regardless of asset size. This guidance uses a principles-based approach to ensure that incentive-based compensation arrangements appropriately tie rewards to longer-term performance and do not undermine the safety and soundness of banking organizations or create undue risks to the financial system. The interagency guidance is based on three major principles: (i) balanced risk-taking incentives; (ii) compatibility with effective controls and risk management; and (iii) strong corporate governance. The guidance further provides that, where appropriate, the banking agencies will take supervisory or enforcement action to ensure that material deficiencies that pose a threat to the safety and soundness of the organization are promptly addressed.

In May 2016, the federal financial regulators proposed regulations (first proposed in 2011) governing incentive-based compensation practices at covered banking institutions, which would include, among others, all banking organizations with assets of $1 billion or greater. Portions of these proposed rules would apply to the Corporation and FirstBank. Those applicable provisions would generally (i) prohibit types and features of incentive-based compensation arrangements that encourage inappropriate risk because they are "excessive" or "could lead to material financial loss" at the banking institution; (ii) require incentive-based compensation arrangements to adhere to three basic principles: (1) a balance between risk and reward; (2) effective risk management and controls; and (3) effective governance; and (iii) require appropriate board of directors (or committee) oversight and recordkeeping and disclosures to the banking institution's primary regulatory agency. The nature and substance of any final action to adopt these proposed rules, and the timing of any such action, are not known at this time.

On October 26, 2022, the SEC also finalized a rule that directs stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements, and requires companies to disclose their clawback policies and their actions under those policies. The stock exchanges will be required to file their proposed listing standards with the SEC for approval no later than 90 days following the publication of the final rules in the Federal Register, which must be effective no later than one year following such publication. The rules are therefore not expected to take effect until mid-2023 at the earliest.

Prompt Corrective Action

The "prompt corrective action" provisions of the FDIA require the federal bank regulatory agencies to take prompt corrective action against any insured depository institution ("institutions") that are undercapitalized. The FDIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure.

A bank's capital category may not constitute an accurate representation of the overall financial condition or prospects of a bank, such as the Bank, and should be considered in conjunction with other available information regarding the financial condition and results of operations of such bank.

Deposit Insurance

FirstBank is subject to FDIC deposit insurance assessments, which increased for all banks, including FirstBank, following the increase in deposit insurance coverage to up to $250,000 per customer and the FDIC's expanded authority to increase insurance premiums implemented by the Dodd-Frank Act. The FDIA further requires that the designated reserve ratio for the DIF for any year not be less than 1.35% of estimated insured deposits or the comparable percentage of the new deposit assessment base. In addition, the FDIC was required to take the necessary actions for the reserve ratio to reach 1.35% of estimated insured deposits by September 30, 2020. The FDIC managed to reach the goal early, achieving a reserve ratio of 1.36% in September 2018. However, in the third quarter of 2020, the FDIC announced that the reserve ratio of the DIF fell nine basis points between the first and second quarters of 2020, from 1.39% to 1.30%. The decline was attributed to an unprecedented surge in deposits. The FDIC approved a plan that is expected to restore the DIF to at least 1.35% within eight years, as required by the FDIA. Under the plan, the FDIC will maintain the current schedules of assessment rates for all banks; monitor deposit balance trends, potential losses and other factors that affect the reserve ratio; and provide updates to its loss and income projections at least twice a year. The FDIC has also adopted a final rule raising its industry target ratio of reserves to insured deposits to 2%, 65 basis points above the statutory minimum, but the FDIC has indicated that it does not project that goal to be met for several years.

On October 18, 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC also concurrently maintained the designated reserve ratio for the DIF at 2% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2% in order to support growth in the DIF and progress toward the FDIC's long-term goal of a 2% designated reserve ratio. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2% and again when it reaches 2.5%. The Corporation estimates an increase of approximately 56% in deposit insurance expense for 2023 compared to the FDIC insurance expense levels in 2022.

FDIC Insolvency Authority

Under Puerto Rico banking laws, the OCIF may appoint the FDIC as conservator or receiver of a failed or failing FDIC-insured Puerto Rican bank, and the FDIA authorizes the FDIC to accept such an appointment. In addition, the FDIC has broad authority under the FDIA to appoint itself as conservator or receiver of a failed or failing state bank, including a Puerto Rican bank. If the FDIC is appointed conservator or receiver of a bank upon the bank's insolvency or the occurrence of other events, the FDIC may sell or transfer some, part or all of a bank's assets and liabilities to another bank, or liquidate the bank and pay out insured depositors, as well as uninsured depositors and other creditors to the extent of the closed bank's available assets. As part of its insolvency authority, the FDIC has the authority, among other things, to take possession of and administer the receivership estate, pay out estate claims, and repudiate or disaffirm certain types of contracts to which the bank was a party if the FDIC believes such contract is burdensome and its disaffirmance will aid in the administration of the receivership. The FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, including the Bank, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver would have priority over other general unsecured claims against the institution. If the Bank were to fail, insured and uninsured depositors, along with the FDIC, would have priority in payment ahead of unsecured, non-deposit creditors, including the Corporation, with respect to any extensions of credit they have made to such insured depository institution.

Activities and Investments

The principal activities of FDIC-insured, state-chartered banks, such as FirstBank, are generally limited to those that are permissible for national banks. Similarly, under regulations dealing with equity investments, an insured state-chartered bank generally may not directly or indirectly acquire or retain any equity investments of a type, or in an amount, that is not permissible for a national bank.

Federal Home Loan Bank System

FirstBank is a member of the FHLB system. The FHLB system consists of eleven regional FHLBs governed and regulated by the Federal Housing Finance Agency. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions.

FirstBank is a member of the FHLB of New York and, as such, is required to acquire and hold shares of capital stock in the FHLB of New York in an amount calculated in accordance with the requirements set forth in applicable laws and regulations. FirstBank is in compliance with the stock ownership requirements of the FHLB of New York. All loans, advances and other extensions of credit made by the FHLB to FirstBank are secured by a portion of FirstBank's mortgage loan or securities portfolios, certain other investments and the capital stock of the FHLB held by FirstBank.

The board of directors of each FHLB can increase the minimum investment requirements if it has concluded that additional capital is required to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase our investment in any of the FHLBs depends entirely upon the occurrence of a future event, the amount of any future investment in the capital stock of the FHLBs is not determinable.

Ownership and Control

Because of FirstBank's status as an FDIC-insured bank, as defined in the Bank Holding Company Act, the Corporation, as the owner of FirstBank's common stock, is subject to certain restrictions and disclosure obligations under various federal laws, including the Bank Holding Company Act and the Change in Bank Control Act (the "CBCA"). Regulations adopted pursuant to the Bank Holding Company Act and the CBCA generally require prior Federal Reserve Board or other federal banking agency approval or non-objection for an acquisition of control of an "insured institution" (as defined in the Act) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or group of persons acting in concert) acquires 25% or more of any class of voting stock of an insured institution or holding company thereof. Under the CBCA, control is presumed to exist subject to rebuttal if a person (or group of persons acting in concert) acquires 10% or more of any class of voting stock and either (i) the corporation has registered securities under Section 12 of the Exchange Act, or (ii) no person (or group of persons acting in concert) will own, control or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction. The concept of acting in concert is broad and subject to certain rebuttable presumptions, including, among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses. The regulations of the FDIC implementing the CBCA are generally similar to those described above.

The Puerto Rico Banking Law requires the approval of the OCIF for changes in control of a Puerto Rico bank. See "Puerto Rico Banking Law" below for further detail.

Standards for Safety and Soundness

The FDIA requires the FDIC and other federal bank regulatory agencies to prescribe standards of safety and soundness. Bank regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things, prohibit unsafe or unsound practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations, and supervisory agreements could subject the Corporation, its subsidiaries, and their respective officers, directors, and institution-affiliated parties to the remedies described above, and other sanctions. In addition, the FDIC may terminate a bank's deposit insurance upon a finding that the bank's financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order, or condition enacted or imposed by the bank's regulatory agency.

Brokered Deposits

FDIC regulations adopted under the FDIA govern the receipt of brokered deposits by banks. Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately-capitalized institutions are able to accept, renew or rollover brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the interest paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits. In October 2020, the FDIC adopted revisions to its brokered deposit regulations that became effective on April 1, 2021, with full compliance extended to January 1, 2022. For brokered deposits, the final rule established a new framework for analyzing certain parts of the "deposit broker" definition, including a new interpretation for the "primary purpose" exception and the business relationships that meet the exception. Pursuant to this revision, during the fourth quarter of 2021, certain non-maturity deposits previously reported as brokered deposits were recharacterized as non-brokered deposits.

COVID-Related Regulatory Activities

During 2020, the federal banking agencies took several actions to mitigate the stress on regulated banks resulting from the COVID-19 pandemic. These actions were generally designed to facilitate the ability of banks to provide responsible credit and liquidity to businesses and individuals affected by the COVID-19 pandemic, and mitigate the distorting effects under regulatory capital and other requirements resulting from the pandemic. In addition to the CECL regulatory capital relief discussed above, the banking agencies adopted regulations that, among other things: neutralized the regulatory capital and liquidity effects of banks participating in certain COVID-related Federal Reserve liquidity facilities; deferred appraisal and valuation requirements after the closing of certain residential and commercial real estate transactions; provided temporary relief for banks from the FDIC's audit and reporting requirements for banks that experienced large cash inflows resulting from participation in the SBA's PPP and other COVID-related facilities, or otherwise resulting from the effects of government stimulus efforts. These regulatory actions were taken in conjunction with federal financial regulatory efforts to encourage banks and other depositories to provide responsible credit and other financial assistance to consumers and small businesses in response to the pandemic.

Puerto Rico Banking Law

As a commercial bank organized under the laws of the Commonwealth of Puerto Rico, FirstBank is subject to supervision, examination and regulation by the commissioner of OCIF (the "Commissioner") pursuant to the Puerto Rico Banking Law of 1933, as amended (the "Banking Law").

The Banking Law contains various provisions relating to FirstBank and its affairs, including its incorporation and organization, the rights and responsibilities of its directors, officers and stockholders and its corporate powers, lending limitations, capital requirements, and investment requirements. In addition, the Commissioner is given extensive rule-making power and administrative discretion under the Banking Law.

The Banking Law requires every bank to maintain a legal reserve, which shall not be less than 20% of its demand liabilities, except government deposits (federal, state and municipal) that are secured by actual collateral. The reserve is required to be composed of any of the following securities or a combination thereof: (i) legal tender of the United States; (ii) checks on banks or trust companies located in any part of Puerto Rico that are to be presented for collection during the day following the day on which they are received; (iii) money deposited in other banks provided said deposits are authorized by the Commissioner and subject to immediate collection; (iv) federal funds sold to any Federal Reserve Bank and securities purchased under agreements to resell executed by the bank with such funds that are subject to be repaid to the bank on or before the close of the next business day; and (v) any other asset that the Commissioner identifies from time to time.

Section 17 of the Banking Law permits Puerto Rico commercial banks to make loans to any one person, firm, partnership or corporation in an aggregate amount of up to 15% of the sum of: (i) the bank's paid-in capital; (ii) the bank's reserve fund; (iii) 50% of the bank's retained earnings, subject to certain limitations; and (iv) any other components that the Commissioner may determine from time to time. If such loans are secured by collateral worth at least 25% of the amount of the loan, the aggregate maximum amount may reach 33.33% of the sum of the bank's paid-in capital, reserve fund, 50% of retained earnings, subject to certain limitations, and such other components that the Commissioner may determine from time to time. There are no restrictions under the Banking Law on the amount of loans that may be wholly secured by bonds, securities and other evidences of indebtedness of the government of the United States, or of the Commonwealth of Puerto Rico, or by bonds, not in default, of municipalities or instrumentalities of the Commonwealth of Puerto Rico.

The Banking Law requires that Puerto Rico commercial banks prepare each year a balance summary of their operations and submit such balance summary for approval at a regular meeting of stockholders, together with an explanatory report thereon. The Banking

Law also requires that at least 10% of the yearly net income of a Puerto Rico commercial bank be credited annually to a reserve fund until such reserve fund is in amount equal to the total paid-in-capital of the bank.

The Banking Law also provides that when the expenditures of a Puerto Rico commercial bank are greater than its receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, charged against the reserve fund, as a reduction thereof. If there is no reserve fund sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and no dividend may be declared until said capital has been restored to its original amount and the amount in the reserve fund equals 20% of the original capital.

The Finance Board, which is composed of nine members from enumerated Puerto Rico Government agencies, instrumentalities and public corporations, including the Commissioner, has the authority to regulate the maximum interest rates and finance charges that may be charged on loans to individuals and unincorporated businesses in Puerto Rico. The current regulations of the Finance Board provide that the applicable interest rate on loans to individuals and unincorporated businesses, including real estate development loans but excluding certain other personal and commercial loans secured by mortgages on real estate properties, is to be determined by free competition. Accordingly, the regulations do not set a maximum rate for charges on retail installment sales contracts, small loans, and credit card purchases. Furthermore, there is no maximum rate set for installment sales contracts involving motor vehicles, commercial, agricultural and industrial equipment, commercial electric appliances and insurance premiums.

International Banking Center Regulatory Act of Puerto Rico ("IBE Act 52")

The business and operations of FirstBank International Branch ("FirstBank IBE" or the "IBE division of FirstBank") and FirstBank Overseas Corporation (the IBE subsidiary of FirstBank) are subject to supervision and regulation by the Commissioner. FirstBank and FirstBank Overseas Corporation were created under Puerto Rico Act 52-1989, as amended, known as the "International Banking Center Regulatory Act" (the IBE Act 52), which provides for total Puerto Rico tax exemption on net income derived by an IBE operating in Puerto Rico on the specific activities identified in the IBE Act 52. An IBE that operates as a unit of a bank pays income taxes at the corporate standard rates to the extent that the IBE's net income exceeds 20% of the bank's total net taxable income. Under the IBE Act 52, certain sales, encumbrances, assignments, mergers, exchanges or transfers of shares, interests or participation(s) in the capital of an IBE may not be initiated without the prior approval of the Commissioner. The IBE Act 52 and the regulations issued thereunder by the Commissioner (the "IBE Regulations") limit the business activities that may be carried out by an IBE. Such activities are limited in part to persons and assets located outside of Puerto Rico.

Pursuant to the IBE Act 52 and the IBE Regulations, each of FirstBank IBE and FirstBank Overseas Corporation must maintain in Puerto Rico books and records of its transactions in the ordinary course of business. FirstBank IBE and FirstBank Overseas Corporation are also required to submit to the Commissioner quarterly and annual reports of their financial condition and results of operations, including annual audited financial statements.

The IBE Act 52 empowers the Commissioner to revoke or suspend, after notice and hearing, a license issued thereunder if, among other things, the IBE fails to comply with the IBE Act 52, the IBE Regulations or the terms of its license, or if the Commissioner finds that the business or affairs of the IBE are conducted in a manner that is not consistent with the public interest.

In 2012, the Puerto Rico government approved Act Number 273 ("Act 273"). Act 273 replaces, prospectively, IBE Act 52 with the objective of improving the conditions for conducting international financial transactions in Puerto Rico. An IBE existing on the date of approval of Act 273, such as FirstBank IBE and FirstBank Overseas Corporation, can continue operating under IBE Act 52, or it can voluntarily convert to an International Financial Entity ("IFE") under Act 273 so it may broaden its scope of Eligible IFE Activities, as defined below, and obtain a grant of tax exemption under Act 273. As of the date of the issuance of this Annual Report on Form 10-K, FirstBank IBE and FirstBank Overseas Corporation are operating under IBE Act 52.

IFEs are licensed by the Commissioner and authorized to conduct certain Act 273 specified financial transactions ("Eligible IFE Activities"). Once licensed, an IFE can request a grant of tax exemption ("Tax Grant") from the Puerto Rico Department of Economic Development and Commerce, which will enumerate and secure the following tax benefits provided by Act 273 as contractual rights (*i.e.*, regardless of future changes in Puerto Rico law) for a 15-year period:

(i)   to the IFE:

- a fixed 4% Puerto Rico income tax rate on the net income derived by the IFE from its Eligible IFE Activities; and
- full property and municipal license tax exemptions on such activities.

(ii)   to its shareholders:

- 6% income tax rate on distributions to Puerto Rico resident shareholders of earnings and profits derived from the Eligible IFE Activities; and
- full Puerto Rico income tax exemption on such distributions to non-Puerto Rico resident shareholders.

The primary purpose of IFEs is to attract Unites States and foreign investors to Puerto Rico. Consequently, Act 273 authorizes IFEs to engage in traditional banking and financial transactions, principally with non-residents of Puerto Rico. Furthermore, the scope of Eligible IFE Activities encompasses a wider variety of transactions than those previously authorized to IBEs.

Act 187, as amended, enacted on November 17, 2015, requires an IBE to obtain from the Commissioner a Certificate of Compliance every two years that certifies its compliance with the provisions of IBE Act 52.

Puerto Rico Income Taxes

Under the Puerto Rico Internal Revenue Code of 2011, as amended (the "2011 PR Code"), the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns and, thus, the Corporation is generally not entitled to utilize losses from one subsidiary to offset gains in another subsidiary. Accordingly, to obtain a tax benefit from a net operating loss ("NOL"), a particular subsidiary must be able to demonstrate sufficient taxable income within the applicable NOL carry-forward period. The 2011 PR Code provides a dividend received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

The Corporation has maintained an effective tax rate lower than the maximum statutory rate in Puerto Rico, which has resulted mainly from investments in government obligations and MBS generally exempt from U.S. and Puerto Rico income taxes and from doing business through an IBE unit of the Bank, and through the Bank's subsidiary, FirstBank Overseas Corporation, whose interest income and gain on sales is exempt from Puerto Rico income taxation.

United States Income Taxes

As a Puerto Rico corporation, First BanCorp. is treated as a foreign corporation for U.S. and USVI income tax purposes and, accordingly, is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those jurisdictions. Any such tax paid in the U.S. and USVI is also creditable against the Corporation's Puerto Rico tax liability, subject to certain conditions and limitations.

Insurance Operations Regulation

FirstBank Insurance Agency is registered as an insurance agency with the Insurance Commissioner of Puerto Rico and is subject to regulations issued by the Insurance Commissioner and the Division of Banking and Insurance Financial Regulation in the USVI relating to, among other things, the licensing of employees and sales and solicitation and advertising practices, and by the Federal Reserve as to certain consumer protection provisions mandated by the Gramm-Leach-Bliley Act and its implementing regulations.

Mortgage Banking Operations

In addition to FDIC and CFPB regulations, FirstBank is subject to the rules and regulations of the FHA, VA, FNMA, FHLMC, GNMA, and the U.S. Department of Housing and Urban Development ("HUD") with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of MBS. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines that include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates. Moreover, lenders such as FirstBank are required annually to submit audited financial statements to the FHA, VA, FNMA, FHLMC, GNMA and HUD and each regulatory entity has its own financial requirements. FirstBank's affairs are also subject to supervision and examination by the FHA, VA, FNMA, FHLMC, GNMA and HUD at all times to assure compliance with applicable regulations, policies and procedures.

Mortgage origination activities are subject to, among other requirements, the Equal Credit Opportunity Act, TILA and the RESPA and the regulations promulgated thereunder that, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. FirstBank is licensed by the Commissioner under the Puerto Rico Mortgage Banking Law, and, as such, is subject to regulation by the Commissioner, with respect to, among other things, licensing requirements and the establishment of maximum origination fees on certain types of mortgage loan products.

WEBSITE ACCESS TO REPORT

The Corporation makes available annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, and proxy statements on Schedule 14A, filed or furnished pursuant to Sections 13(a), 14(a) or 15(d) of the Exchange Act, free of charge on or through its internet website at www.1firstbank.com (under "Investor Relations"), as soon as reasonably practicable after the Corporation electronically files such material with, or furnishes it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The Corporation also makes available its Corporate Governance Guidelines and Principles, the charters of the Audit, Asset/Liability, Compensation and Benefits, Credit, Risk, Trust, and Corporate Governance and Nominating Committees and the documents listed below, free of charge on or through its internet website at www.fbpinvestor.com (under Corporate Governance):

• Code of Ethics for CEO and Senior Financial Officers

• Code of Ethical Conduct applicable to all employees

• Independence Principles for Directors

• 2021 ESG Report

• Sustainability Policy

The Corporate Governance Guidelines and Principles and the aforementioned charters and documents may also be obtained free of charge by sending a written request to Mrs. Sara Alvarez Cabrero, Executive Vice President, General Counsel and Secretary of the Board, PO Box 9146, San Juan, Puerto Rico 00908.

Website addresses referenced in this Annual Report on Form 10-K are provided as textual references and for convenience only, and the content on the referenced websites does not constitute a part of this Annual Report on Form 10-K or any other report or document that the Corporation files with or furnishes to the SEC.

Item 1A. Risk Factors

Below is a discussion about material risks and uncertainties that could impact the Corporation's businesses, results of operations and financial condition, including by causing the Corporation's actual results to differ materially from those projected in any forward-looking statements. Other risks and uncertainties, including those not currently known to the Corporation or its management and those that the Corporation or its management currently deems to be immaterial, could also materially adversely affect the Corporation in future periods. Thus, the following should not be considered a complete discussion of all of the risks and uncertainties the Corporation may face. See the discussion under "Forward-Looking Statements," in this Annual Report on Form 10-K.

RISKS RELATING TO THE BUSINESS ENVIRONMENT AND OUR INDUSTRY

The impacts of rising interest rates and inflation may reduce demand for new loan originations and refinancings and increase competition for borrowers, thus reducing net interest income.

Shifts in short-term interest rates have reduced net interest income in the past and, in the future, may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. Differences in the re-pricing structure of our assets and liabilities may result in changes in our profits when interest rates change. For instance, higher interest rates increase the cost of mortgage and other loans to consumers and businesses and may reduce future demand for such loans, which may negatively impact our profits by reducing the amount of loan interest income due to declines in volume. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, inflationary trends, changes in government spending and debt issuances and policies of various governmental and regulatory agencies, in particular, the Federal Reserve. Throughout 2022 the Federal Reserve raised the target range for the federal funds rate on seven separate occasions and has indicated that ongoing increases may be appropriate.

Additionally, basis risk is the risk of adverse consequences resulting from unequal changes in the difference, also referred to as the "spread" or basis, between the rates for two or more different instruments with the same maturity and occurs when market rates for different financial instruments or the indices used to price assets and liabilities change at different times or by different amounts. For example, the interest expense for liability instruments might not change by the same amount as interest income received from loans or investments. To the extent that the interest rates on loans and borrowings change at different rates and by different amounts, the margin between our variable rate-based assets and the cost of the interest-bearing liabilities might be compressed and adversely affect net interest income.

Further, rising interest rates reduce the value of our fixed-rate securities. Any unrealized loss from these portfolios impacts other comprehensive income, stockholders' equity, and the tangible common equity ratio. Any realized loss from these portfolios impacts regulatory capital ratios.

Changes in prepayments may adversely affect net interest income.

Net interest income could also be affected by prepayments of MBS. Generally, when rates rise, prepayments of principal and interest will decrease, and the duration of MBS securities will increase. Conversely, when rates fall, prepayments of principal and interest will increase, and the duration of mortgage-backed securities will decrease. Such acceleration in the prepayments of MBS would lower yields on these securities, as the amortization of premiums paid upon the acquisition of these securities would accelerate. Conversely, acceleration in the prepayments of MBS would increase yields on securities purchased at a discount, as the accretion of the discount would accelerate. Also, net interest income in future periods might be affected by our investment in callable securities because decreases in interest rates might prompt the early redemption of such securities.

The transition from LIBOR to alternative rates and other potential interest rate reforms may affect the interest rates we pay or receive.

A transition away from the widespread use of LIBOR to alternative rates is underway and will continue until full cessation of this reference rate. These changes may cause such rates to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted.

A group of market participants convened by the Federal Reserve, the Alternative Reference Rate Committee (the "ARRC"), has selected the Secured Overnight Financing Rate ("SOFR") as its recommended alternative to LIBOR. The Federal Reserve Bank of New York started to publish SOFR in April 2018. SOFR is a broad measure of the cost of overnight borrowings collateralized by Treasury securities that was selected by the ARRC due to the depth and robustness of the U.S. Treasury repurchase market. The passage of the Adjustable Interest Rate Act (the "LIBOR Act") by U.S. Congress, and the Federal Reserve's implementing rule, should decrease the risk of contracts that are not remediated prior to the cessation deadline by providing the terms for a transition to SOFR.

The market transition away from LIBOR to an alternative reference rate, such as SOFR, is complex and could have a range of adverse effects on our business, financial condition, and results of operations. In particular, any such transition could:

- Adversely affect the interest rates received or paid on, the revenue and expenses associated with or the value of the Corporation's LIBOR-based assets and liabilities, which include certain variable rate loans, primarily commercial and construction loans, private label MBSs, the Corporation's junior subordinated debentures, and certain other financial arrangements such as derivatives. As of December 31, 2022, the most significant of the Corporation's LIBOR-based assets and liabilities consisted of $1.4 billion of variable-rate commercial and construction loans (including unused commitments), $124.4 million of Puerto Rico municipalities bonds held as part of the Corporation's held-to-maturity debt securities portfolio, $44.6 million of U.S. agencies debt securities and private label MBS held as part of the Corporation's available-for-sale debt securities portfolio, and $183.8 million of junior subordinated debentures;

- Prompt inquiries or other actions from regulators in respect of the Corporation's preparation and readiness for the replacement of LIBOR with an alternative reference rate; and

- Result in disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of certain fallback language in LIBOR-based contracts.

The transition away from LIBOR to an alternative reference rate has required the transition to, or development of, appropriate systems and analytics to effectively transition the Corporation's risk management and other processes from LIBOR-based products to those based on the applicable alternative reference rate, such as SOFR. The LIBOR Transition Working Group ("LTWG"), which is composed by officers of the major areas affected such as Treasury, Legal, Corporate Loans, Credit, Operations, Systems, Asset-Liability Management, Risk, Accounting, Financial Reporting, Public Relations, and Strategic Planning, are in charge of executing the LIBOR transition workplan. The LTWG is overseen by the Corporation's Management Investments & Asset-Liability Committee and the Board of Directors Asset-Liability Committee. Effective December 31, 2021, the Corporation discontinued originations that use U.S. Dollar LIBOR as a reference rate. In addition, the Corporation continues working with the update of systems, processes, documentation and models, with additional updates expected through 2023. There can be no guarantee that these efforts will successfully mitigate the operational risks associated with the transition away from LIBOR to an alternative reference rate.

The manner and impact of the transition from LIBOR to an alternative reference rate, as well as the effect of these developments on our funding costs, loan and investment securities portfolios, asset-liability management, and business, is uncertain.

Difficult market and general economic conditions have affected the financial industry and may continue to adversely affect us in the future.

Given that most of our business is in Puerto Rico and the U.S. and given the degree of interrelation between Puerto Rico's economy and that of the U.S., we are exposed to downturns in the U.S. economy, including factors such as employment levels in the U.S. and real estate valuations. The deterioration of these conditions adversely affected us in the past and in the future could adversely affect the credit performance of mortgage loans, and result in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial banks and investment banks.

In particular, we may face the following risks:

- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite the loans become less predictive of future behaviors.

- The models used to estimate losses inherent in the credit exposure, particularly those under CECL, require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the borrowers to repay their loans, which may no longer be accurately estimated and which may, in turn, impact the reliability of the models.

- Our ability to borrow from other financial institutions or to engage in sales of mortgage loans to third parties (including mortgage loan securitization transactions with government-sponsored entities and repurchase agreements) on favorable terms, or at all, could be adversely affected by further disruptions in the capital or credit markets or other events, including deteriorating investor expectations.

- Competitive dynamics in the industry could change as a result of strategic growth opportunities in connection with current market conditions.

- Expected future regulation of our industry may increase our compliance costs and limit our ability to pursue business opportunities.

- There may be downward pressure on our stock price.

Any deterioration of economic conditions in the U.S. and disruptions in the financial markets could adversely affect our ability to access capital, our business, financial condition, and results of operations. Unfavorable or uncertain economic and market conditions have been and could cause declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; epidemics and pandemics (such as the COVID-19 pandemic); or a combination of these or other factors.

Additionally, the residential mortgage loan origination business is impacted by home values and has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. During periods of rising interest rates, including the series of interest rate increases that occurred in 2022, the refinancing of many mortgage products tends to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced.

Any sustained period of increased delinquencies, foreclosures, or losses could adversely affect our ability to sell loans, the prices we receive for loans, the values of mortgage loans held for sale, or residual interests in securitizations, which could adversely affect our financial condition and results of operations. In addition, any additional material decline in real estate values would further weaken the loan-to-value ratios and increase the possibility of loss if a borrower defaults. In such event, we will be subject to the risk of loss on such real estate arising from borrower defaults to the extent not covered by third-party credit enhancement.

The currently evolving situation related to the ongoing COVID-19 pandemic may impact the Corporation's business, financial condition and results of operations.

The ongoing COVID-19 pandemic created a global public health crisis that has resulted in challenging economic conditions for our business and is likely to continue to do so. The economic impact of the COVID-19 pandemic has caused significant volatility and disruption in the financial markets of Puerto Rico and the other markets in which the Corporation operates. Further, the uncertainty surrounding future economic conditions has challenged management's ability to estimate the pandemic's impact on credit quality, revenues, and assets values.

The Corporation may also face residual risk related to its participation in the SBA PPP program established by the CARES Act of 2020. The Corporation's participation in the SBA PPP and any other such programs or stimulus packages may give rise to claims, including by governments, regulators, or customers or through class action lawsuits, or judgments against the Corporation that may result in the payment of damages or the imposition of fines, penalties or restrictions by regulatory authorities, or result in reputational harm. The occurrence of any of the foregoing could have a material adverse effect on the Corporation's results of operations or financial condition.

The full extent to which the COVID-19 pandemic further impacts our business, results of operations, and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the COVID-19 pandemic and its impact on the global economy, as well as any future resumption of responsive actions taken by governmental authorities and other third parties. Even after the COVID-19 pandemic has subsided, we may continue to experience materially adverse impacts to our business and our results of operations as a result of its global economic impact.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, including other banks, insurance companies, mortgage banking companies, small loan companies, automobile financing companies, leasing companies, brokerage firms with retail operations, credit unions, certain retailers, fintech companies and digital platforms. The Corporation's ability to compete effectively depends on the relative performance of its products, the degree to which the features of its products appeal to customers, and the extent to which the Corporation meets clients' needs and expectations. The Corporation's ability to compete also depends on its ability to attract and retain professional and other personnel, and on its reputation.

The Corporation encounters intense competition in attracting and retaining deposits and in its consumer and commercial lending activities. The Corporation competes for loans with other financial institutions. The Corporation's ability to originate loans depends primarily on the rates and fees charged and the service it provides to its borrowers in making prompt credit decisions. There can be no assurance that in the future the Corporation will be able to increase its deposit base, originate loans in the manner or on the terms on which it has done so in the past, or otherwise compete effectively.

The Corporation's credit quality and the value of the portfolio of Puerto Rico government securities has been, and in the future may be, adversely affected by Puerto Rico's economic condition, and may be affected by actions taken by the Puerto Rico government or the PROMESA oversight board to address the ongoing fiscal and economic challenges in Puerto Rico.

A significant portion of the Corporation's business activities and credit exposure is concentrated in the Commonwealth of Puerto Rico, which has experienced an economic and fiscal crisis for more than a decade.

On November 10, 2022, the Puerto Rico Planning Board ("PRPB") presented the Economic Report to the Governor, which provides an analysis of Puerto Rico's economy during fiscal year 2021 and a short-term forecast for fiscal years 2022 and 2023. According to the PRPB, Puerto Rico's real gross national product ("GNP") expanded by 1.0% in fiscal year 2021, significantly above the PRPB's original baseline projection of a 2.0% contraction. According to the report, real GNP growth was primarily driven by a sharp increase in personal consumption expenditures reflecting the relaxation of COVID-related restrictions, as well as the impact of the substantial disaster relief funding deployed over the period. To a lesser extent, growth in fiscal year 2021 was also driven by a higher level of investments in machinery, equipment, and construction. These favorable variances were partially offset by an increase in imports, a reduction in exports, and a negative change in the level of inventories. For fiscal years 2022 and 2023, the Puerto Rico economy is forecasted to grow 4.0% and 0.7% in real terms, according to the PRPB's baseline projection. Among the key assumptions included in this forecast is the positive impact expected from the ongoing disbursements of disaster recovery funds ($2.8 billion and $4.0 billion in fiscal years 2022 and 2023, respectively), as well as the stimulus from remaining pandemic relief funds ($1.1 billion and $632 million in fiscal years 2022 and 2023, respectively), and the inclusion of Puerto Rico in the Earned Income Tax Credit and the Child Tax Credit since 2021.

The 2022 Fiscal Plan contains an updated macroeconomic forecast that reflects the adverse impact of the pandemic-induced recession at the end of fiscal year 2020, followed by a forecasted rebound and recovery in fiscal years 2021 through 2023. Similar to the previous fiscal plan, the 2022 Fiscal Plan incorporates a real growth series that was adjusted for the short-term income effects resulting from the extraordinary unemployment insurance and other pandemic-related direct transfer programs. Specifically, the 2022 Fiscal Plan estimates that Puerto Rico's GNP will grow by 5.2% in fiscal year 2022, followed by a 0.6% growth in fiscal year 2023. Excluding the effect on household income from the unprecedented pandemic-related federal government stimulus, the 2022 Fiscal Plan estimates that real GNP growth would be 2.6% and 0.9% in fiscal years 2022 and 2023, respectively.

Over the past few years, Puerto Rico has benefited from historical levels of federal support, creating new opportunities to address high-priority needs. The 2022 Fiscal Plan projects that approximately $84 billion of disaster relief funding in total, from federal and private sources, will be disbursed in the reconstruction process over a period of 18 years (2018 to 2035).

As of December 31, 2022, the Corporation had $338.9 million of direct exposure to the Puerto Rico government, its municipalities and public corporations. As of December 31, 2022, approximately $183.4 million of the exposure consisted of loans and obligations of municipalities in Puerto Rico that are supported by assigned property tax revenues and for which, in most cases, the good faith, credit, and unlimited taxing power of the applicable municipality have been pledged to their repayment, and $114.0 million of loans and obligations which are supported by one or more specific sources of municipal revenues. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and notes. In addition to municipalities, the total direct exposure also included $10.8 million in loans to an affiliate of PREPA, $27.4 million in loans to an agency of the Puerto Rico central government, and obligations of the Puerto Rico government, specifically a residential pass-through MBS issued by the PR Housing Finance Authority ("PRHFA"), at an amortized cost of $3.3 million as part of its available-for-sale debt securities portfolio (fair value of $2.2 million as of December 31, 2022).

In addition, as of December 31, 2022, the Corporation had $84.7 million in exposure to residential mortgage loans that are guaranteed by the PRHFA. Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default. The regulations adopted by the PRHFA require the establishment of adequate reserves to guarantee the solvency of its mortgage loans insurance program As of June 30, 2021, the most recent date as of which information is available, the PRHFA had a liability of approximately $5 million as an estimate of the losses inherent in the portfolio.

As of December 31, 2022, the Corporation had $2.3 billion of public sector deposits in Puerto Rico. Approximately 24% of the public sector deposits as of December 31, 2022 was from municipalities and municipal agencies in Puerto Rico and 76% was from the public corporation, the Puerto Rico central government and agencies, and U.S. federal government agencies in Puerto Rico.

Instability in economic conditions, delays in the receipt of disaster relief funds allocated to Puerto Rico, and the potential impact on asset values resulting from past or future natural disaster events, when added to Puerto Rico's ongoing fiscal challenges, could materially adversely affect our business, financial condition, liquidity, results of operations and capital position.

A deterioration in economic conditions in the U.S. Virgin Islands and British Virgin Islands could harm our results of operations.

For many years, the USVI has been experiencing a number of fiscal and economic challenges that have deteriorated the overall financial and economic conditions in the area. On March 4, 2022, the United States Bureau of Economic Analysis (the "BEA") released its estimates of gross domestic product ("GDP") for 2020. According to the BEA, the USVI's real GDP decreased 2.2%. Also, the BEA revised its previously published real GDP growth estimate for 2019 from 2.2% to 2.8%. According to the BEA, the decline in real GDP for 2020 reflected decreases in exports of services, private fixed investment, personal consumption expenditures, and government spending primarily as a result of the effects of the COVID-19 pandemic. These decreases were partly offset by an increase in private inventory investment, reflecting an increase in crude oil and other petroleum products imported and stored in the islands. In addition, there were reductions in imports of goods including consumer goods and equipment, and in imports of services. According to the BEA, expenditures funded by the various federal grants and transfer payments are reflected in the GDP estimates; however, the full effects of the pandemic cannot be quantified in the GDP statistics for the USVI because the impacts are generally embedded in source data and cannot be separately identified.

Nonetheless, over the past two years, the USVI has been recovering from the adverse impact caused by COVID-19 and has continued to make progress on its rebuilding efforts related to Hurricanes Irma and Maria in 2017. According to data published by the government, over $1.4 billion in disaster recovery funds were disbursed during 2021 and 2022, up 22% from the preceding 2-year period. On the fiscal front, revenues have trended positively and the USVI Government successfully completed the restructuring of the government employee retirement system. Although no official GDP data has been released for 2021 and/or 2022, the aforementioned developments, as well as the positive trend reflected by key economic indicators such as visitor arrivals, non-farm payrolls and unemployment rate potentially indicate that the territory has experienced an overall economic recovery since 2020.

PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities. To the extent that the fiscal condition of the USVI government continues to deteriorate, the U.S. Congress or the government of the USVI may enact legislation allowing for the restructuring of the financial obligations of the USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

As of December 31, 2022, the Corporation had $38.0 million in loans to USVI government and public corporations, compared to $39.2 million as of December 31, 2021. As of December 31, 2022, all loans were currently performing and up to date on principal and interest payments.

A deterioration in economic conditions in USVI and the BVI region could adversely affect our business, financial condition, liquidity, results of operations and capital position.

We are subject to ESG risks that could adversely affect our reputation and the market price of our securities.

The Corporation is subject to a variety of risks arising from ESG matters. ESG matters include climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. Risks arising from ESG matters may adversely affect, among other things, our reputation and the market price of our securities.

For example, we may be exposed to negative publicity based on the identity and activities of those to whom we lend and with which we otherwise do business and the public's view of the approach and performance of our customers and business partners with respect to ESG matters. Any such negative publicity could arise from adverse news coverage in traditional media and could also spread through the use of social media platforms. The Corporation's relationships and reputation with its existing and prospective customers and third parties with which we do business could be damaged if we were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on our business, financial condition and results of operations.

Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. The Corporation and its customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns.

Finally, regulatory authorities, shareholders, customers and other stakeholders are considering how corporations are addressing ESG issues. Regulations already adopted or being considered may expand mandatory and voluntary reporting, diligence and disclosure on specific ESG topics, such as greenhouse gas emissions and other climate matters. These requirements would likely result in increased ESG related compliance costs, which could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price.

Our results of operations could be adversely affected by natural disasters, political crises, negative global climate patterns or other catastrophic events.

Natural disasters, which nature and severity may be impacted by climate change, such as hurricanes, floods, extreme cold events and other adverse weather conditions; political crises, such as terrorist attacks, war, labor unrest, other political instability, trade policies and sanctions, including the repercussions of the ongoing conflict between Russia and Ukraine; negative global climate patterns, especially in water stressed regions; or other catastrophic events, such as fires or other disasters occurring at our locations, whether occurring in Puerto Rico, the U.S., or internationally, could cause a significant adverse effect on the economy and disrupt our operations. Certain areas in which our business is concentrated, including Puerto Rico and the USVI, are particularly susceptible to earthquakes, hurricanes, and major storms. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our customers. The Corporation is also not able to predict the positive or negative effects that future events or changes to the U.S. or global economy, financial markets, or regulatory and business environment could have on our operations.

Climate change may materially adversely affect the Corporation's business and results of operations.

Concerns over the long-term effects of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may voluntarily change their behavior as a result of these concerns. The Corporation and its customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. The Corporation and its customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in fossil fuel activities. Among the impacts to the Corporation, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. The Corporation's efforts to take these risks into account in making lending and other decisions, including increasing our business with climate-responsible companies, may not be effective in protecting the Corporation from the negative impact of new laws and regulations or changes in consumer or business behavior.

Deterioration in collateral values may result in additional losses.

Our business is affected by the value of the assets securing our loans or underlying our investments.

We had a commercial and construction loan portfolio held for investment in the amount of $5.4 billion as of December 31, 2022. Due to their nature, these loans entail a higher credit risk than consumer and residential mortgage loans, since they are larger in size, concentrate more risk in a single borrower and are generally more sensitive to economic downturns. Furthermore, in the case of a slowdown in the real estate market, it may be difficult to dispose of the properties securing these loans upon any foreclosure of the properties. We may incur losses over the near term, either because of continued deterioration in the quality of loans or because of sales of problem loans, which would likely accelerate the recognition of losses. Any such losses could adversely impact our overall financial performance and results of operations.

Deterioration of the value of real estate collateral securing our construction, commercial and residential mortgage loan portfolios, whether located in Puerto Rico or elsewhere, would result in increased credit losses. As of December 31, 2022, approximately 20% and 25% of our loan portfolio held for investment consisted of commercial mortgage and residential real estate loans, respectively.

Whether the collateral that underlies our loans is located in Puerto Rico, the USVI, the BVI, or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon the performance of, and conditions within, each specific real estate market. As of December 31, 2022, our commercial mortgage and construction real estate loans held for investment in the Puerto Rico and Virgin Islands regions and Florida region amounted to $1.9 billion and $0.6 billion, respectively, which constituted 22% of the total loan portfolio held for investment.

We measure credit losses for collateral dependent loans based on the fair value of the collateral, which is generally obtained from appraisals, adjusted for undiscounted selling costs as appropriate. Updated appraisals are obtained when we determine that loans are collateral dependent and are updated annually thereafter. In addition, appraisals are also obtained for certain residential mortgage loans on a spot basis based on specific characteristics, such as delinquency levels, and age of the appraisal. The appraised value of the collateral may decrease, or we may not be able to recover collateral at its appraised value. A significant decline in collateral valuations for collateral dependent loans has required and, in the future, may require, increases in our credit loss expense on loans. Any such increase would have an adverse effect on our future financial condition and results of operations.

Labor shortages and constraints in the supply chain could adversely affect our clients' operations as well as our operations.

Many sectors in Puerto Rico, the United States, the Virgin Islands and around the world are experiencing a shortage of workers. Many of our commercial clients have been impacted by this shortage along with disruptions and constraints in the supply chain, which could adversely impact their operations and could lead to reduced cash flow and difficulty in making loan repayments. The Corporation's industry has also been affected by the shortage of workers, as well as increasing wages for entry level and certain professional roles. This may lead to open positions remaining unfilled for longer periods of time, which may affect the level of service provided by the Corporation, or a need to increase wages to attract workers.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine financing transactions could be adversely affected by future failures of financial institutions and the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, investment companies and other institutional clients. In certain of these transactions, we are required to post collateral to secure the obligations to the counterparties. In the event of a bankruptcy or insolvency proceeding involving one of such counterparties, we may experience delays in recovering the assets posted as collateral, or we may incur a loss to the extent that the counterparty was holding collateral in excess of the obligation to such counterparty or under other circumstances.

In addition, many of these transactions expose us to credit risk in the event of a default by our counterparty or client. The credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any losses resulting from our routine funding transactions may materially and adversely affect our financial condition and results of operations.

RISKS RELATING TO THE CORPORATION'S BUSINESS

Certain funding sources may not be available to us and our funding sources may prove insufficient and/or costly to replace.

FirstBank relies primarily on customer deposits, the issuance of brokered CDs, and advances from the FHLB of New York to maintain its lending activities and to replace certain maturing liabilities. As of December 31, 2022, we had $105.8 million in brokered CDs outstanding, representing approximately 1% of our total deposits. Approximately $55.7 million, or 53% in brokered CDs mature over the twelve months ending December 31, 2023, and the average remaining term to maturity of the brokered CDs outstanding as of December 31, 2022 was approximately 1.6 years. None of these brokered CDs are callable at the Corporation's option. In addition, the Corporation had $675 million of FHLB advances outstanding as of December 31, 2022, of which $475.0 million are short-term and are scheduled to mature within the next three months and $200 million are long-term and are scheduled to mature over three to five years.

Although FirstBank has historically been able to replace maturing deposits and advances, we may not be able to replace these funds in the future if our financial condition or general market conditions change. If we are unable to maintain access to funding sources, our results of operations and liquidity would be adversely affected.

Alternate sources of funding may carry higher costs than sources currently utilized. If we are required to rely heavily on more expensive funding sources, profitability would be adversely affected.

We may determine to seek debt financing in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us, or if available, may not be on acceptable terms. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, our credit ratings and our credit capacity. The recent rising interest rate environment has and may continue to increase the borrowing costs associated with any additional financing. In addition, FirstBank may seek to sell loans as an additional source of liquidity. If additional financing sources are unavailable or are not available on acceptable terms, our profitability and future prospects could be adversely affected.

Downgrades in our credit ratings could further increase the cost of borrowing funds.

The Corporation's ability to access new non-deposit sources of funding could be adversely affected by downgrades in our credit ratings. The Corporation's liquidity is to a certain extent contingent upon its ability to obtain external sources of funding to finance its operations. The Corporation's current credit ratings and any downgrades in such credit ratings can hinder the Corporation's access to new forms of external funding and/or cause external funding to be more expensive, which could in turn adversely affect results of operations.

We depend on cash dividends from FirstBank to meet our cash obligations.

As a holding company, dividends from FirstBank, our banking subsidiary, have provided a substantial portion of our cash flow used to service the interest payments on our TRuPs and other obligations. FirstBank is limited by law in its ability to make dividend payments and other distributions to us based on its earnings and capital position. A failure by FirstBank to generate sufficient cash flow to make dividend payments to us may have a negative impact on our results of operations and financial condition.

Our level of non-performing assets may adversely affect our future results of operations.

Non-performing assets decreased by $28.9 million to $129.2 million as of December 31, 2022, or 18%, from $158.1 million as of December 31, 2021. As of December 31, 2022, we continued to have a relevant amount of nonaccrual loans, even though nonaccrual loans decreased by $20.8 million to $89.9 million as of December 31, 2022, or 19%, from $110.7 million as of December 31, 2021. Our nonaccrual loans represent approximately 1% of our $11.6 billion loan portfolio as of December 31, 2022. If we are unable to effectively maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

Our allowance for credit losses ("ACL") may not be adequate to cover actual losses, and we may be required to materially increase our ACL, which may adversely affect our capital ratios, financial condition and results of operations.

We are subject, among other things, to the risk of loss from loan defaults and foreclosures with respect to the loans we originate and purchase. We recognize periodic credit loss expenses on loans, which leads to reductions in our income from operations, in order to maintain our ACL on loans at a level that our management deems to be appropriate based upon an assessment of the quality of the loan and lease portfolios. Management may fail to accurately estimate the level of credit losses or may have to increase our credit loss expense on loans in the future as a result of new information regarding existing loans, future increases in nonaccrual loans beyond what was forecasted, foreclosure actions and loan modifications, changes in current and expected economic and other conditions affecting borrowers or for other reasons beyond our control. In addition, the bank regulatory agencies periodically review the adequacy of our ACL on loans and may require an increase in the credit loss expense on loans or the recognition of additional classified loans and loan charge-offs, based on judgments that differ from those of management.

The level of the ACL reflects management's estimates based upon various assumptions and judgments as to specific credit risks; evaluation of industry concentrations; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; unidentified losses inherent in the current loan portfolio and reasonable and supportable forecasts. The determination of the appropriate level of the ACL on loans inherently involves a high degree of subjectivity and requires management to make significant estimates and judgments regarding current credit risks and future trends, all of which may undergo material changes. If our estimates prove to be incorrect, our ACL on loans may not be sufficient to cover losses in our loan portfolio and our credit loss expense on loans could increase substantially.

In addition, any increases in our credit loss expense on loans or any loan losses in excess of our ACL on loans could have a material adverse effect on our future capital ratios, financial condition and results of operations.

The Corporation's force-placed insurance policies could be disputed by the customer.

The Corporation maintains force-placed insurance policies that have been put into place when a borrower's insurance policy on a property has been canceled, lapsed or was deemed insufficient and the borrower did not secure a replacement policy. A borrower may make a claim against the Corporation under such force-placed insurance policy and the failure of the Corporation to resolve such a claim to the borrower's satisfaction may result in a dispute between the borrower and the Corporation, which if not adequately resolved, could have an adverse effect on the Corporation.

Defective and repurchased loans may harm our business and financial condition.

In connection with the sale and securitization of loans, we are required to make a variety of customary representations and warranties relating to the loans sold or securitized. Our obligations with respect to these representations and warranties are generally outstanding for the life of the loan, and relate to, among other things, the following: (i) compliance with laws and regulations; (ii) underwriting standards; (iii) the accuracy of information in the loan documents and loan files; and (iv) the characteristics and enforceability of the loan.

A loan that does not comply with the representations and warranties made may take longer to sell, may impact our ability to obtain third-party financing for the loan, and may not be saleable or may be saleable only at a significant discount. If such a loan is sold before we detect non-compliance, we may be obligated to repurchase the loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any loss, either of which could reduce our cash available for operations and liquidity.

Management believes that it has established controls to ensure that loans are originated in accordance with the secondary market's requirements, but certain employees may make mistakes or may deliberately violate our lending policies.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate and operational risks could adversely affect our consolidated results of operations.

We may fail to identify and manage risks related to a variety of aspects of our business, including, but not limited to, operational risk, interest rate risk, trading risk, fiduciary risk, legal and compliance risk, liquidity risk and credit risk. We have adopted and periodically improve various controls, procedures, policies and systems to monitor and manage risk. Any improvements to our controls, procedures, policies and systems, however, may not be adequate to identify and manage the risks in our various businesses. If our risk framework is ineffective, either because it fails to keep pace with changes in the financial markets or our businesses or for other reasons, we could incur losses, suffer reputational damage, or find ourselves out of compliance with applicable regulatory mandates or expectations.

We may also be subject to disruptions from external events, such as natural disasters and cyber-attacks, which could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. In addition, our customers, vendors and counterparties could suffer from such events. Should these events affect us, or the customers, vendors or counterparties with which we conduct business, our consolidated results of operations could be negatively affected. When we record balance sheet reserves for probable loss contingencies related to operational losses, we may be unable to accurately estimate our potential exposure, and any reserves we establish to cover operational losses may not be sufficient to cover our actual financial exposure, which may have a material impact on our consolidated results of operations or financial condition for the periods in which we recognize the losses.

Our failure to attract and retain a qualified workforce could harm our overall business and results of operations.

The Corporation's success depends, in large part, on its ability to attract and retain skilled, experienced personnel. Competition for qualified candidates in the activities and markets that the Corporation and FirstBank serves is intense, and while the Corporation invests significantly in the training and development of its employees, it may not be able to hire people or to retain them. In addition, high inflation has impacted both cost structure and employee demand for wage growth, which may lead to sustained higher turnover rates. If the Corporation is unable to retain its most qualified employees, its performance and competitive positioning could be materially adversely affected.

Our businesses may be adversely affected by litigation.

We have, in the past, been party to claims and legal actions by our customers, or subject to regulatory supervisory actions by the government on behalf of customers, relating to our performance of fiduciary or contractual responsibilities. In the past, we have also been subject to securities class action litigation by our shareholders and we have also faced employment lawsuits and other legal claims. In any future claims or actions, demands for substantial monetary damages may be asserted against us, resulting in financial liability or an adverse effect on our reputation among investors or on customer demand for our products and services. A securities class action suit against us in the future could result in substantial costs, potential liabilities and the diversion of management's attention and resources. We may be unable to accurately estimate our exposure to litigation risk when we record balance sheet reserves for probable loss contingencies. As a result, reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which has occurred in the past and may occur in the future, resulting in a material adverse impact on our consolidated results of operations or financial condition.

In the ordinary course of our business, we are also subject to various regulatory, governmental and law enforcement inquiries, investigations and subpoenas. These may be directed generally to participants in the businesses in which we are involved or may be specifically directed at us. In regulatory enforcement matters, claims for disgorgement, the imposition of penalties and the imposition of other remedial sanctions are possible.

The resolution of legal actions or regulatory matters, when unfavorable, has had, and could in the future have, a material adverse effect on our consolidated results of operations for the quarter in which such actions or matters are resolved or a reserve is established.

Our businesses may be negatively affected by adverse publicity or other reputational harm.

Our relationships with many of our customers are predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, litigation, operational failures, the failure to meet customer expectations and other issues with respect to one or more of our businesses, including FirstBank as our banking subsidiary, could materially and adversely affect our reputation, or our ability to attract and retain customers or obtain sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses, the market places in which we operate, the regulatory environment and customer expectations. If we fail to promptly address matters that bear on our reputation, our reputation may be materially adversely affected and our business may suffer.

Any impairment of our goodwill or other intangible assets may adversely affect our operating results.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

Goodwill is tested for impairment on an annual basis, and more frequently if events or circumstances lead management to believe the values of goodwill may be impaired. Other intangible assets are amortized over the projected useful lives of the related intangible asset, generally on a straight-line basis, and these assets are reviewed periodically for impairment when events or changes in circumstances indicate that the fair value may not exceed their carrying amount. Factors that may be considered a change in circumstances indicating that the carrying value of the goodwill or amortizable intangible assets may not be recoverable includes reduced future cash flow estimates, decreases in the current market price of our common shares, negative information concerning the terminal value of similarly situated insured depository institutions, and slower growth rates in the industry.

The goodwill annual impairment evaluation process includes a qualitative assessment of events and circumstances that may affect the reporting unit's fair value to determine whether it was more likely than not that the fair value of any reporting unit was less than its carrying amount, including goodwill. If the result of the qualitative assessment indicates that it is more likely than not that the carrying value of goodwill exceeds its fair value, a quantitative analysis is made to determine the amount of goodwill impairment. Analyzing goodwill includes consideration of various factors that continue to rapidly evolve and for which significant uncertainty remains, including the pace of economic recovery from the ongoing impacts of the COVID-19 pandemic. Further weakening in the economic environment, such as decline in the performance of the reporting units or other factors, could cause the fair value of one or more of the reporting units to fall below their carrying value, resulting in a goodwill impairment charge. Actual values may differ significantly from this assessment. Such differences could result in future impairment of goodwill that would, in turn, negatively impact our results of operations and the reporting unit to which the goodwill relates. During the fourth quarter of 2022, management performed a qualitative analysis of the carrying amount of goodwill, and concluded that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying value. Therefore, no quantitative analysis was required.

As of December 31, 2022, the book value of our goodwill was $38.6 million, which was recorded at FirstBank. If an impairment determination is made in a future reporting period, our earnings and book value of goodwill will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our common stock, or our regulatory capital levels, but such an impairment loss could significantly reduce FirstBank's earnings and thereby restrict FirstBank's ability to make dividend payments to us without prior regulatory approval, because Federal Reserve policy states that the bank holding company dividends should be paid from current earnings.

Recognition of deferred tax assets is dependent upon the generation of future taxable income by the Bank.

As of December 31, 2022, the Corporation had a deferred tax asset of $155.6 million (net of a valuation allowance of $185.5 million, including a valuation allowance of $149.5 million against the deferred tax assets of FirstBank). Under the 2011 PR Code, as amended, the Corporation and its subsidiaries, including FirstBank, are treated as separate taxable entities and are not entitled to file consolidated tax returns. Accordingly, in order to obtain a tax benefit from a net operating loss ("NOL"), a particular subsidiary must be able to demonstrate sufficient taxable income within the applicable NOL carry-forward period. Pursuant to the 2011 PR Code, the carry-forward period for NOLs incurred during taxable years that commenced after December 31, 2004 and ended before January 1, 2013 is 12 years; for NOLs incurred during taxable years commencing after December 31, 2012, the carryover period is 10 years. Accounting for income taxes requires that companies assess whether a valuation allowance should be recorded against their deferred tax asset based on an assessment of the amount of the deferred tax asset that is more likely than not to be realized. Due to significant estimates utilized in determining the valuation allowance and the potential for changes in facts and circumstances in the future, the Corporation may not be able to reverse the remaining valuation allowance or may need to increase its current deferred tax asset valuation allowance.

The Corporation's judgments regarding tax accounting policies and the resolution of tax disputes may impact the Corporation's earnings and cash flow, and changes in the tax laws of multiple jurisdictions can materially affect our operations, tax obligations, and effective tax rate.

Significant judgment is required in determining the Corporation's effective tax rate and in evaluating its tax positions. The Corporation provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement criteria prescribed by applicable GAAP.

Fluctuations in federal, state, local, and foreign taxes or a change to uncertain tax positions, including related interest and penalties, may impact the Corporation's effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. In addition, the Puerto Rico Department of Treasury ("PRTD"), the U.S. Internal Revenue Service ("IRS"), and the tax authorities in the jurisdictions in which we operate may challenge our tax positions and we may estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under applicable GAAP. Unfavorable resolution of any tax matter could increase the effective tax rate and could result in a material increase in our tax expense. Resolution of a tax issue may require the use of cash in the year of resolution.

First BanCorp. is subject to Puerto Rico income tax on its income from all sources. FirstBank is treated as a foreign corporation for U.S. and USVI income tax purposes and is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those regions. The USVI jurisdiction imposes income taxes based on the U.S. Internal Revenue Code under the "mirror system" established by the Naval Service Appropriations Act of 1922. However, the USVI jurisdiction also imposes an additional 10% surtax on the USVI tax liability, if any.

These tax laws are complex and subject to different interpretations. We must make judgments and interpretations about the application of these inherently complex tax laws when determining our provision for income taxes, our deferred tax assets and liabilities, and our valuation allowance. In addition, legislative changes, particularly changes in tax laws, could adversely impact our results of operations.

Changes in applicable tax laws in Puerto Rico, the U.S., or other jurisdictions or tax authorities' new interpretations could result in increases in our overall taxes and the Corporation's financial condition or results of operations may be adversely impacted.

Our ability to use our NOL carryforwards may be limited.

The Corporation has U.S. and USVI sourced NOL carryforwards. Section 382 of the U.S. Internal Revenue Code ("Section 382") limits the ability to utilize U.S. and USVI NOLs for income tax purposes, respectively, at such jurisdictions following an event of an ownership change. Generally, an "ownership change" occurs when certain shareholders increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage over a three-year testing period. Section 1034.04(u) of the 2011 PR Code is significantly similar to Section 382. However, Act 60-2019 amended the PR Code to repeal the corporate NOL carryover limitations upon change in control for taxable years beginning after December 31, 2018.

Upon the occurrence of a Section 382 ownership change, the use of NOLs attributable to the period prior to the ownership change is subject to limitations and only a portion of the U.S. and USVI NOLs, as applicable, may be used by the Corporation to offset the annual U.S. and USVI taxable income, if any. In 2017, the Corporation completed a formal ownership change analysis within the meaning of Section 382 covering a comprehensive period, and concluded that an ownership change, for U.S. and USVI purposes only, had occurred during such period. The Section 382 limitation has resulted in higher U.S. and USVI income tax liabilities than we would have incurred in the absence of such limitation.

It is possible that the utilization of our U.S. and USVI NOLs could be further limited due to future changes in our stock ownership, as a result of either sales of our outstanding shares or issuances of new shares that could separately or cumulatively trigger an ownership change and, consequently, a Section 382 limitation. Any further Section 382 limitations may result in greater U.S. and USVI tax liabilities than we would incur in the absence of such a limitation and any increased liabilities could adversely affect our earnings and cash flow. We may be able to mitigate the adverse effects associated with a Section 382 limitation in the U.S. and USVI to the extent that we could credit any resulting additional U.S. and USVI tax liability against our tax liability in Puerto Rico. However, our ability to reduce our Puerto Rico tax liability through such a credit or deduction will depend on our tax profile at each annual taxable period, which is dependent on various factors.

RISKS RELATING TO TECHNOLOGY AND CYBERSECURITY

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated. We may also be negatively affected if we fail to identify and address operational risks associated with the introduction of or changes to products and services.

Like most financial institutions, FirstBank significantly depends on technology to deliver its products and other services and to otherwise conduct business. To remain technologically competitive and operationally efficient, FirstBank invests in system upgrades, new technological solutions, and other technology initiatives. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Furthermore, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and, in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive to implement than we anticipate.

When we launch a new product or service, introduce a new platform for the delivery or distribution of products or services (including mobile connectivity and cloud computing), or make changes to an existing product or service, we may not fully appreciate or identify new operational risks that may arise from those changes, or we may fail to implement adequate controls to mitigate the risks associated with those changes. Significant failure in this regard could diminish our ability to operate our business or result in potential liability to our customers and third parties, increased operating expenses, weaker competitive standing, and significant reputational, legal and regulatory costs. Any of the foregoing consequences could materially and adversely affect our businesses and results of operations.

Our operational or security systems or infrastructure, or those of third parties, could fail or be breached. Any such future incidents could potentially disrupt our business and adversely impact our results of operations, liquidity, and financial condition, as well as cause legal or reputational harm.

The potential for operational risk exposure exists throughout our business and, as a result of our interactions with, and reliance on, third parties, is not limited to our own internal operational functions. Our operational and security systems and infrastructure, including our computer systems, data management, and internal processes, as well as those of third parties that perform key aspects of our business operations, such as data processing, information security, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access are integral to our performance. We rely on our employees and third parties in our day-to-day and ongoing operations, who may, because of human error, misconduct, malfeasance, failure, or breach of our or of third-party systems or infrastructure, expose us to risk.

Our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with respect to our own systems. In addition, our financial, accounting, data processing, backup, or other operating or security systems and infrastructure may fail to operate properly or become disabled, damaged, or otherwise compromised as a result of a number of factors, including events that are wholly or partially beyond our control. We may need to take our systems offline if they become infected with malware or a computer virus or because of another form of cyberattack. If backup systems are utilized, they may not process data as quickly as our primary systems and some data might not have been saved to backup systems, potentially resulting in a temporary or permanent loss of such data.

We frequently update our systems to support our operations and growth and to remain compliant with applicable laws, rules, and regulations. In addition, we review and strengthen our security systems in response to any cyber incident. Such strengthening entails significant costs and risks associated with implementing new systems and integrating them with existing ones, including potential business interruptions and the risk that this strengthening may not be entirely effective. Implementation and testing of controls related to our computer systems, security monitoring, and retaining and training personnel required to operate our systems also entail significant costs. Such operational risk exposures could adversely impact our operations, liquidity, and financial condition, as well as cause reputational harm. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

Cyber-attacks, system risks and data protection breaches could adversely affect our ability to conduct business, manage our exposure to risk or expand our business, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and present significant reputational, legal and regulatory costs.

Our business is highly dependent on the security, controls and efficacy of our infrastructure, computer and data management systems, as well as those of our customers, suppliers, and other third parties. To access our network, products and services, our employees, customers, suppliers, and other third parties, including downstream service providers, the financial services industry and financial data aggregators, with whom we interact, on whom we rely or who have access to our customers' personal or account information, increasingly use personal mobile devices or computing devices that are outside of our network and control environments and are subject to their own cybersecurity risks. Our business relies on effective access management and the secure collection, processing, transmission, storage and retrieval of confidential, proprietary, personal and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties.

Information security risks for financial institutions have significantly increased in recent years, especially given the increasing sophistication and activities of organized computer criminals, hackers, and terrorists and our expansion of online and digital customer services to better meet our customer's needs. These threats may derive from fraud or malice on the part of our employees or third-party providers or may result from human error or accidental technological failure. These threats include cyber-attacks, such as computer viruses, malicious or destructive code, phishing attacks, denial of service attacks, or other security breach tactics that could result in the unauthorized release, gathering, monitoring, misuse, loss, destruction, or theft of confidential, proprietary, and other information, including intellectual property, of ours, our employees, our customers, or third parties, damages to systems, or otherwise material disruption to our or our customers' or other third parties' network access or business operations, both domestically and internationally.

While we maintain an Information Security Program that continuously monitors cyber-related risks and ultimately ensures protection for the processing, transmission and storage of confidential, proprietary, and other information in our computer systems, and networks as well as vendor management program to oversee third party and vendor risks, there is no guarantee that we will not be exposed to or be affected by a cybersecurity incident. Cyber threats are rapidly changing and future attacks or breaches could lead to other security breaches of the networks, systems, or devices that our customers use to access our integrated products and services, which, in turn, could result in unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary, and other information (including account data information) or data security compromises. As cyber threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our protective measures, investigate, and remediate any information security vulnerabilities or incidents and develop our capabilities to respond and recover. The full extent of a particular cyberattack, and the steps that the Corporation may need to take to investigate such attack, may not be immediately clear, and it could take considerable additional time for us to determine the complete scope of information compromised, at which time the impact on the Corporation and measures to recover and restore to a business-as-usual state may be difficult to assess. These factors may also inhibit our ability to provide full and reliable information about the cyberattack to our customers, third-party vendors, regulators, and the public.

A successful penetration or circumvention of our system security, or the systems of our customers, suppliers, and other third parties, could cause us serious negative consequences, including significant operational, reputational, legal, and regulatory costs and concerns.

Any of these adverse consequences could adversely impact our results of operations, liquidity, and financial condition. In addition, our insurance policies may not be adequate to compensate us for the potential costs and other losses arising from cyber-attacks, failures of information technology systems, or security breaches, and such insurance policies may not be available to us in the future on economically reasonable terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our growth prospects, financial condition, business, and reputation.

The Corporation is subject to stringent and changing privacy laws, regulations, and standards as well as policies, contracts, and other obligations related to data privacy and security. Our failure to comply with privacy laws and regulations, as well as other legal obligations, could have a material adverse effect on our business.

State, federal, and foreign governments are increasingly enacting laws and regulations governing the collection, use, retention, sharing, transfer, and security of personally identifiable information and data. A variety of federal, state, local, and foreign laws and regulations, orders, rules, codes, regulatory guidance, and certain industry standards regarding privacy, data protection, consumer protection, information security, and the processing of personal information and other data apply to our business. State laws are changing rapidly, and new legislation proposed or enacted in a number of other states imposes, or has the potential to impose, additional obligations on companies that process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. The U.S. federal government is also focused on privacy matters. Any failure by us or any of our business partners to comply with applicable laws, rules, and regulations may result in investigations or actions against us by governmental entities, private claims and litigation, fines, penalties or other liabilities. Such events may increase our expenses, expose us to liabilities, and impair our reputation, which could have a material adverse effect on our business. While we aim to comply with applicable data protection laws and obligations in all material respects, there is no assurance that we will not be subject to claims that we have violated such laws and obligations, will be able to successfully defend against such claims, or will not be subject to significant fines and penalties in the event of non-compliance. Additionally, to the extent multiple state-level laws are introduced in the U.S. with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult and costly, or impossible, to achieve, and we could be subject to fines and penalties in the event of non-compliance.

RISK RELATING TO THE REGULATION OF OUR INDUSTRY

We are subject to certain regulatory restrictions that may adversely affect our operations.

We are subject to supervision and regulation by the Federal Reserve Board and the FDIC. We are a bank holding company and a financial holding company under the Bank Holding Company Act of 1956, as amended. The Bank is also subject to supervision and regulation by OCIF.

Under federal law, financial holding companies are permitted to engage in a broader range of "financial" activities than those permitted to bank holding companies that are not financial holding companies. A financial holding company that ceases to meet certain standards is subject to a variety of restrictions, depending on the circumstances, including the prohibition from undertaking new activities or acquiring shares or control of other companies. If we fail to comply with the requirements from our regulators, we may become subject to regulatory enforcement action and other adverse regulatory actions that might have a material and adverse effect on our operations.

The FDIC insures deposits at FDIC-insured depository institutions up to certain limits (currently, $250,000 per depositor account). The FDIC charges insured depository institutions premiums to maintain the DIF. In the event of a bank failure, the FDIC takes control of a failed bank and, if necessary, pays all insured deposits up to the statutory deposit insurance limits using the resources of the DIF. The FDIC is required by law to maintain adequate funding of the DIF, and the FDIC may increase premium assessments to maintain such funding. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires the FDIC to increase the DIF's reserves against future losses, which will require institutions with assets greater than $10 billion, such as FirstBank, to bear an increased responsibility for funding the prescribed reserve to support the DIF.

The FDIC may further increase FirstBank's premiums or impose additional assessments or prepayment requirements in the future. The Dodd-Frank Act removed the statutory cap for the reserve ratio, leaving the FDIC free to set this cap going forward.

Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. Any deficiencies in our compensation practices may be incorporated into our supervisory ratings, which can affect our ability to make acquisitions or perform other actions. In addition, the regulation of our compensation practices has and may continue to change in the future.

Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. As discussed in Item 1 of this Annual Report on Form 10-K, the Corporation currently is subject to the interagency guidance governing the incentive compensation activities of regulated banks and bank holding companies, and other financial regulators have also implemented regulations regarding compensation practices. Our failure to satisfy these restrictions and guidelines could expose us to adverse regulatory criticism, lowered supervisory ratings, and restrictions on our operations and acquisition activities.

The scope and content of the U.S. financial regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the future. It cannot be determined at this time whether compliance with such policies will adversely affect the ability of the Corporation and its subsidiaries to hire, retain and motivate their key employees.

We are subject to regulatory capital adequacy guidelines, and, if we fail to meet these guidelines, our business and financial condition will be adversely affected.

We are subject to stringent regulatory capital requirements. Although the Corporation and FirstBank met general well-capitalized capital ratios as of December 31, 2022, and we expect both companies will continue to exceed the minimum risk-based and leverage capital ratio requirements for well-capitalized status under the current capital rules, we cannot assure that we will remain at such levels. If we fail to meet these minimum capital guidelines and other regulatory requirements, our business and financial condition will be materially and adversely affected. If we fail to maintain certain capital levels or are deemed not well managed under regulatory exam procedures, or if we experience certain regulatory violations, our status as a financial holding company, and our ability to offer certain financial products will be compromised and our financial condition and results of operations could be adversely affected.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements for bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board, which during 2022 included, but were not limited to, multiple increases in the federal funds rate to reduce inflation, have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations have been and may continue to be adverse.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act or any of the other fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We face a risk of noncompliance and enforcement action related to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act, and other laws and regulations require financial institutions to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate, among other duties. The Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice's Drug Enforcement Administration. We are also subject to increased scrutiny of our compliance with trade and economic sanctions requirements and rules enforced by OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, First BanCorp. has ownership in the following three main buildings located in Puerto Rico:

- Headquarters – Located at First Federal Building, 1519 Ponce de León Avenue, San Juan, Puerto Rico. Approximately 51% of this 16-story office building is owned by the Corporation.

- Service Center – Located at 1130 Muñoz Rivera Avenue, Hato Rey, Puerto Rico. This facility, which is fully occupied by the Corporation, houses over 1,000 employees from operations and accommodates branch operations, mortgage operations, Collections and Loss Mitigation, data processing and administrative and certain other offices.

- Consumer Lending Center – Located at 876 Muñoz Rivera Avenue, Hato Rey, Puerto Rico. This three-story facility is fully occupied by the Corporation and accommodates a retail branch, Money Express, Auto Financing and Leasing and a FirstBank Insurance Agency office, among others.

The Corporation owns 16 retail branches and 6 office centers, other facilities, and/or parking lots. It leases 89 branch premises, loan and office centers and other facilities. In certain situations, financial services such as mortgage and insurance businesses and commercial banking services are in the same building or branch. All of these premises are in Puerto Rico, Florida, the USVI and the BVI. Management believes that the Corporation's properties are well maintained and are suitable for the Corporation's business as presently conducted.

Item 3. Legal Proceedings

Reference is made to Note 29, "Regulatory Matters, Commitments and Contingencies," to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Item 4. Mine Safety Disclosure.

Not applicable.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

INFORMATION ABOUT MARKET AND HOLDERS

The Corporation's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol FBP. On February 21, 2023, there were 320 holders of record of the Corporation's common stock, not including beneficial owners whose shares are held in the name of brokers or other nominees.

As of December 31, 2022 and December 31, 2021, the Corporation had 40,954,057 and 21,836,611 shares held as treasury stock, respectively. Refer to "Stock Repurchases" section for more information on common stock repurchases during the fourth quarter of 2022 held as treasury stock.

DIVIDENDS

Since November 2018, the Corporation has made quarterly cash dividend payments on its shares of common stock. On April 27, 2022, the Corporation announced that it had increased the quarterly cash dividend payment on common stock, from $0.10 to $0.12 per share, commencing in the second quarter of 2022. In addition, on February 9, 2023 the Corporation announced that its Board of Directors had declared a quarterly cash dividend of $0.14 per common share, which represents an increase of 17% or $0.02 per common share compared to its most recent dividend paid in December 2022. The dividend is payable on March 10, 2023 to shareholders of record at the close of business on February 24, 2023. The Corporation intends to continue to pay quarterly dividends on common stock. However, the Corporation's common stock dividends, including the declaration, timing and amount, remain subject to consideration and approval by the Corporation's Board Directors at the relevant times. Information regarding restrictions on dividends, is set forth in Item 1, "Business -Supervision and Regulation– Dividend Restrictions" and incorporated herein by reference.

The 2011 PR Code, as amended, requires the withholding of income taxes from dividend income sourced within Puerto Rico to be received by any individual, resident of Puerto Rico or not, trusts and estates and by non-resident custodians, partnerships, and corporations.

Residents of Puerto Rico

A special tax of 15% withheld at source is imposed, in lieu of a regular tax, on any eligible dividends paid to individuals, trusts, and estates. Eligible dividends include dividends paid by a domestic Puerto Rico corporation. However, the taxpayer can perform an election to be excluded from the 15% special tax and be taxed at regular rates. Once this election is made it is irrevocable. The election allows the taxpayer to include in ordinary income the eligible dividends received and take a credit for the amount of tax withheld in excess, if any.

Individuals that are residents of Puerto Rico are subject to an alternative minimum tax ("AMT") on the AMT Net Income if their regular tax liability is less than the alternative minimum tax liability. The AMT applies to individual taxpayers whose AMT Net taxable income exceeds $25,000. The individual AMT rate ranges from 1% to 24% depending on the AMT Net Income. The AMT Net Income includes various categories of tax-exempt income and income subject to preferential rates as provided by the PR Code, such as dividends on the Corporation's common stock and long-term capital gains recognized on the disposition of the Corporation's common stock.

Nonresident U.S. Citizens

Dividends paid to a U.S. citizen who is not a resident of Puerto Rico will be subject to a 15% income tax. Nonresident U.S. citizens have the right to partial or total exemptions under section 1062.08 of the 2011 PR Code.

Nonresident individuals that are not US citizens

Dividends paid to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 15% Puerto Rico income tax which will be withheld at source.

Foreign Corporations and Partnerships

Corporations and partnerships not organized under Puerto Rico laws that have not engaged in a trade or business in Puerto Rico during the taxable year in which the dividend, if any, is paid are subject to the 10% dividend tax withholding. Corporations or partnerships not organized under the laws of Puerto Rico that have engaged in a trade or business in Puerto Rico are not subject to the 10% withholding, but they must declare any dividend as ordinary income on their Puerto Rico income tax return.

STOCK REPURCHASES

Since April 2021, the Corporation's Board of Directors has announced two repurchase program authorizations for repurchases totaling up to $650 million of the Corporation's outstanding stock. Repurchases under the program may be executed through open market purchases, accelerated share repurchases and/or privately negotiated transactions or plans, including under plans complying with Rule 10b5-1 under the Exchange Act. During 2022, the Corporation repurchased 3,409,697 shares of its common stock for the $50 million remaining under an authorization to repurchase covering up to $300 million in shares of outstanding stock approved by the Board of Directors and publicly announced by the Corporation on April 26, 2021, and 16,003,674 shares of its common stock for $225.0 million under the most recent authorized $350 million stock repurchase program publicly announced on April 27, 2022. As of December 31, 2022, the Corporation has remaining authorization to repurchase approximately $125 million of common stock. The amount and timing of stock repurchases will be based on various factors, including our capital requirements, market conditions (including the trading price of our stock), and regulatory and legal considerations.

The following table provides information relating to the Corporation's purchases of shares of its common stock in the fourth quarter of 2022.

Period	Total number of shares purchased	Average Price Paid	Total Number of Shares Purchased as Part of Publicly Announced Plans Or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under These Plans or Programs (In thousands) [1]
October 1, 2022 to October 31, 2022	1,649,963	$ 15.18	1,646,805	150,000
November 1, 2022 to November 30, 2022	-	-	-	150,000
December 1, 2022 to December 31, 2022	1,902,468	13.14	1,902,468	125,000
Total	3,552,431 [2][3]		3,549,273	

(1) As of December 31, 2022, the Corporation was authorized to purchase up to $350 million of the Corporation's common stock under the program, that was publicly announced on April 27, 2022, of which $225 million had been utilized. The remaining $125 million in the table represents the remaining amount authorized under the stock repurchase program as of December 31, 2022. The program does not obligate the Corporation to acquire any specific number of shares, does not have an expiration date and may be modified, suspended, or terminated at any time at the Corporation's discretion. Under the stock repurchase program, shares may be repurchased through open market purchases, accelerated share repurchases and/or privately negotiated transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

(2) Includes 3,549,273 shares of common stock repurchased in the open market at an average price of $14.09 for a total purchase price of approximately $50 million.

(3) Includes 3,158 shares of common stock acquired by the Corporation to cover minimum tax withholding obligations upon the vesting of equity-based awards. The Corporation intends to continue to satisfy statutory tax withholding obligations in connection with the vesting of outstanding restricted stock and performance units through the withholding of shares.

STOCK PERFORMANCE GRAPH

The following graph shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that First BanCorp. specifically incorporates this information by reference, and shall not otherwise be deemed filed with the SEC.

The graph below compares the cumulative total stockholder return of First BanCorp. during the measurement period with the cumulative total return, assuming reinvestment of dividends, of the S&P 500 Index and the S&P Supercom Banks Index (the "Peer Group"). The Performance Graph assumes that $100 was invested on December 31, 2017 in each of First BanCorp. common stock, the S&P 500 Index and the Peer Group. The comparisons in this table are set forth in response to SEC disclosure requirements and are therefore not intended to forecast or be indicative of future performance of First BanCorp.'s common stock.

The cumulative total stockholder return was obtained by dividing (i) the cumulative amount of dividends per share, assuming dividend reinvestment since the measurement point, December 31, 2017 plus (ii) the change in the per share price since the measurement date, by the share price at the measurement date.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The following MD&A relates to the accompanying audited consolidated financial statements of First BanCorp. (the "Corporation," "we," "us," "our," or "First BanCorp.") and should be read in conjunction with such financial statements and the notes thereto. This section also presents certain financial measures that are not based on generally accepted accounting principles in the United States of America ("GAAP"). See "Special Items" and "Basis of Presentation" below for information about why non-GAAP financial measures are presented and the reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures for which the reconciliation is not presented earlier.

The detailed financial discussion that follows focuses on 2022 results compared to 2021. For a discussion of 2021 results compared to 2020, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission ("SEC") on March 1, 2022.

In this discussion and analysis of our financial condition and results of operations, we have included information that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are not historical facts or statements of current conditions, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results, financial condition, liquidity and capital actions may differ materially from the anticipated results, financial condition, liquidity and capital actions in these forward-looking statements. Important factors that could cause our results, financial condition, liquidity and capital actions to differ from those in these statements include, among others, those described in "Risk Factors" in Part I, Item 1A of this Form 10-K.

DESCRIPTION OF BUSINESS

First BanCorp. is a diversified financial holding company headquartered in San Juan, Puerto Rico offering a full range of financial products to consumers and commercial customers through various subsidiaries. First BanCorp. is the holding company of FirstBank Puerto Rico ("FirstBank" or the "Bank") and FirstBank Insurance Agency. Through its wholly-owned subsidiaries, the Corporation operates in Puerto Rico, the United States Virgin Islands ("USVI"), the British Virgin Islands ("BVI"), and the state of Florida, concentrating on commercial banking, residential mortgage loans, credit cards, personal loans, small loans, auto loans and leases, and insurance agency activities.

SIGNIFICANT EVENTS

Economy

The Corporation remains cautiously optimistic on economic conditions in Puerto Rico, its principal market. Total non-farm payroll employment rose to a decade high of 927,100 in December 2022, or a 4% year-over-year increase. Moreover, the most recent Economic Development Bank for Puerto Rico's Economic Activity Index ("EDB-EAI"), which is highly correlated to Puerto Rico's real gross national product ("GNP") in both level and annual growth rates, showed a 2.6% growth for the first nine months of 2022. Although global expectations point to an economic slowdown in the United States, the Corporation expects growth in the local economy to be sustained by the large amount of federal disaster relief funds that are pending to be disbursed. Over $45 billion remaining obligated disaster recovery funding has been earmarked to support broad based economic development and rebuilding initiatives.

Growth in economic activity, the robustness of the labor market, supply chain complications and geopolitical matters, have contributed to rising inflation. In response, the Federal Reserve (the "FED") has raised interest rates and has been reducing the size of its balance sheet. Furthermore, the FED signaled that it would continue to implement these policy actions in order to bring inflation down. The timing and impact of inflation and rising interest rates on our business and related financial results will depend on future developments, which are highly uncertain and difficult to predict.

We delivered positive results in 2022, driven by continued execution of strategic initiatives including loan and lease growth, and expanded fee income while maintaining disciplined expense management. Credit continues to perform well, reflecting lower nonaccrual and adversely classified loan balances, as well as charge-off rates that are still lower than pre-pandemic levels. We remain vigilant to changing global economic conditions and the effect that restrictive monetary policies may continue to have on the overall inflationary environment. We believe that the Corporation is well equipped to manage rising market challenges going into the next cycle. We are highly encouraged by the growth prospects in our main market, which should continue to benefit from rebuilding activity over the next few years.

See "Update on the Puerto Rico Fiscal Situation" below for additional information on the economic and fiscal crisis that Puerto Rico has experienced for more than a decade.

Return of Capital to Shareholders

In 2022, the Corporation returned approximately $363 million, or 119% of 2022 earnings, to its shareholders through $275 million in repurchases of common stock and the payment of $88 million in common stock dividends.

For the year ended December 31, 2022, the Corporation repurchased approximately 19.4 million shares of common stock for a total purchase price of $275.0 million under previously publicly-announced stock repurchase programs. Of this total, $225.0 million of common stock, representing 16.0 million common shares at a weighted-average price of $14.06, were repurchased under the $350 million stock repurchase program announced on April 27, 2022 (the "2022 Repurchase Plan"). As of February 21, 2023, the Corporation has repurchased approximately 18.1 million shares of common stock totaling $254.9 million through open market purchases under the 2022 Repurchase Plan. With the additional purchases, the Corporation has $95.1 million remaining for share repurchases under the 2022 Repurchase Plan.

On February 9, 2023, the Corporation's Board of Directors declared a quarterly cash dividend of $0.14 per common share, which represents an increase of $0.02 per common share, or a 17% increase, compared to its most recent dividend paid in December 2022. The dividend is payable on March 10, 2023 to shareholders of record at the close of business on February 24, 2023. The increased quarterly dividend level equates to an annualized dividend of $0.56 per common share.

LIBOR Transition

On January 1, 2022, the publication of certain U.S. Dollar ("USD") LIBOR settings ceased. The publication of the most commonly used overnight, one-month, three-month, six-month and twelve-month USD LIBOR will cease immediately after June 30, 2023, except that per the UK Financial Conduct Authority (the "FCA") proposal, the one-, three-, and six-month tenors will continue to be published on a "non-representative," synthetic basis until September 30, 2024.

The Adjustable Interest Rate Act (the "LIBOR Act"), that was enacted in March 2022, provides a statutory framework to replace USD LIBOR for contracts governed by U.S. law that do not have clear and practicable provisions for replacing USD LIBOR after June 30, 2023 ("tough legacy contracts"). On December 16, 2022, the FED adopted final rule 12 C.F.R. Part 253, "Regulation Implementing the LIBOR Act (Regulation ZZ)" (the "Final Rule"). The Final Rule identifies replacement benchmark rates based on the Secured Overnight Financing Rate ("SOFR") to replace the aforementioned USD LIBOR settings that will cease after June 30, 2023 in contracts subject to the LIBOR Act. Under the final rule, tough legacy contracts will be converted by operation of law to various forms of SOFR, along with a spread adjustment, upon a LIBOR replacement date (i.e., the first London banking day after June 30, 2023). The spread adjustment was designed to compensate for USD LIBOR being higher than SOFR in two regards. First, USD LIBOR is an unsecured rate while SOFR is a secured rate. Second, USD LIBOR includes term premia. In addition, the final rule codifies safe harbor protections for selection or use of SOFR as a replacement benchmark and clarifies who would be considered a "determining person" able to elect a replacement benchmark when USD LIBOR ceases to be published as representative on June 30, 2023.

As of December 31, 2022, the Corporation's risk exposure to USD LIBOR consisted of the following: (i) $1.4 billion of variable-rate commercial and construction loans (including unused commitments), (ii) $44.6 million of U.S. agencies debt securities and private label mortgage-backed securities ("MBS") held as part of the available-for-sale debt securities portfolio, (iii) $124.4 million of Puerto Rico municipalities bonds held as part of the held-to-maturity debt securities portfolio, and (iv) $183.8 million of junior subordinated debentures reported as other borrowings in the accompanying audited consolidated statements of financial condition included in Item 8 of this Form 10-K. Most of these contracts contain adequate features to convert to an alternative interest rate; however, as of December 31, 2022, contracts totaling approximately $338.6 million do not contain fallback language mainly consisting of the aforementioned Puerto Rico municipalities bonds held as part of the held-to-maturity debt securities portfolio and the junior subordinated debentures. The Corporation expects to follow the provisions of the LIBOR Act and Regulation ZZ for the transition of any residual exposure after June 30, 2023.

The Corporation continues to execute its LIBOR transition workplan. Effective December 31, 2021, the Corporation discontinued originations that use USD LIBOR as a reference rate. In addition, the Corporation continues working with the update of systems, processes, documentation, and models, with additional updates expected through 2023.

Legislative and Regulatory

A comprehensive discussion of legislative and regulatory matters affecting us can be found in Item 1: Business – "Supervision and Regulation" section of this Form 10-K.

OVERVIEW OF RESULTS OF OPERATIONS

First BanCorp.'s results of operations depend primarily on its net interest income, which is the difference between the interest income earned on its interest-earning assets, including investment securities and loans, and the interest expense incurred on its interest-bearing liabilities, including deposits and borrowings. Net interest income is affected by various factors, including the following: (i) the interest rate environment; (ii) the volumes, mix, and composition of interest-earning assets, and interest-bearing liabilities; and (iii) the repricing characteristics of these assets and liabilities. The Corporation's results of operations also depend on the provision for credit losses, non-interest expenses (such as personnel, occupancy, the deposit insurance premium and other costs), non-interest income (mainly service charges and fees on deposits, cards and processing income, and insurance income), gains (losses) on sales of investments, gains (losses) on mortgage banking activities, and income taxes.

The Corporation had net income of $305.1 million, or $1.59 per diluted common share, for the year ended December 31, 2022, compared to $281.0 million, or $1.31 per diluted common share, for the year ended December 31, 2021. Other relevant selected financial indicators for the periods presented is included below:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Key Performance Indicator: (1)						
Return on Average Assets (2)	1.57	%	1.38	%	0.67	%
Return on Average Total Equity (3)	18.66		12.56		4.59	
Efficiency Ratio (4)	48.25		57.45		59.62	

(1) These financial ratios are used by Management to monitor the Corporation's financial performance and whether it is using its assets efficiently.
(2) Indicates how profitable the Corporation is in relation to its total assets and is calculated by dividing net income by its average total assets.
(3) Measures the Corporation's performance based on its average stockholders' equity and is calculated by dividing net income by its average total stockholders' equity.
(4) Measures how much the Corporation incurred to generate a dollar of revenue and is calculated by dividing non-interest expenses by total revenue.

The key drivers of the Corporation's GAAP financial results for the year ended December 31, 2022, compared to the year ended December 31, 2021, include the following:

- Net interest income for the year ended December 31, 2022 was $795.3 million, compared to $729.9 million for the year ended December 31, 2021. The increase in interest income primarily reflects a 39 basis points increase in the net interest margin to 4.12%. The increase in the net interest margin was mainly driven by a higher interest rate environment driving an increase in yields on variable-rate commercial loans, interest-bearing cash balances maintained at the FED, and MBS, partially offset by higher cost of funds. See "Net Interest Income" below for additional information.

- The provision for credit losses on loans, finance leases, unfunded loan commitments and debt securities for the year ended December 31, 2022 was an expense of $27.7 million, compared to a net benefit of $65.7 million for 2021. The increase in the overall provision reflects the growth in the loan portfolio, primarily consumer loans, and the uncertainty in the near-term macroeconomic outlook. The benefit reported in 2021 reflected improvement related to reduced uncertainties relating to the economic impacts of the COVID-19 pandemic, primarily reflected in the commercial and residential mortgage loan portfolios.

   Net charge-offs totaled $34.2 million for the year ended December 31, 2022, or 0.31% of average loans, compared to net charge-offs of $55.1 million, or 0.48% of average loans, for the year ended December 31, 2021. Total net charge-offs for the year ended December 31, 2021 included $23.1 million in net charge-offs related to a bulk sale of $52.5 million of residential mortgage nonaccrual loans and related servicing advance receivables. Adjusted for those net charge-offs, total net charge-offs in 2021 on a non-GAAP basis were $32.0 million, or 0.28% of average loans. The increase in adjusted net charge-offs was primarily reflected in consumer loans, as well as lower commercial loans loss recoveries. See "Provision for Credit Losses" and "Risk Management" below for analyses of the ACL and non-performing assets and related ratios.

- The Corporation recorded non-interest income of $123.1 million for the year ended December 31, 2022, compared to $121.2 million for 2021. The $1.9 million increase was primarily driven by higher transactional fee income from card and merchant transactions, a higher realization of purchased income tax credits, and an increase in service charges and fees on deposit accounts, partially offset by a decrease in revenues from mortgage banking activities, primarily related to a lower volume of sales. See "Non-Interest Income" below for additional information.

- Non-interest expenses for the year ended December 31, 2022 were $443.1 million, compared to $489.0 million in 2021. Non-interest expenses for 2021 included $26.4 million of merger and restructuring costs associated with the acquisition and integration of Banco Santander Puerto Rico ("BSPR") and $3.0 million of COVID-19 pandemic-related expenses, primarily related to additional cleaning, safety materials, and security measures. Adjusted for the above-mentioned merger and restructuring costs and COVID-19 expenses, on a non-GAAP basis, total non-interest expenses in 2022 decreased by $16.5 million, when compared to adjusted total non-interest expenses in 2021, mainly driven by a decrease in outsourcing technology service fees, higher gains on other real estate owned ("OREO") activities, as well as reductions in the amortization of intangible assets and charges to legal and operational reserves. The efficiency ratio for the year ended December 31, 2022 was 48.25%, as compared to 57.45% for 2021. See "Non-Interest Expenses" and "Special Items" below for additional information.

- For the year ended December 31, 2022, the Corporation recorded an income tax expense of $142.5 million, compared to $146.8 million for 2021. The variance was primarily related to a lower effective tax rate as a result of a higher proportion of exempt to taxable income when compared to 2021, partially offset by higher pre-tax income. As of December 31, 2022, the Corporation's net deferred tax asset amounted to $155.6 million (net of a valuation allowance of $185.5 million, including a valuation allowance of $149.5 million of the Corporation's banking subsidiary, FirstBank), compared to a net deferred tax asset of $208.4 million as of December 31, 2021. See "Income Taxes" below and Note 22 – Income Taxes, to the audited consolidated financial statements included in Item 8 of this Form 10-K for additional information.

- As of December 31, 2022, total assets were approximately $18.6 billion, down $2.2 billion from December 31, 2021. The decrease includes a $2.1 billion decline in cash and cash equivalents mainly in connection with customer deposit withdrawals and maturities, as well as capital return to stockholders. In addition, there was a $571.4 million decrease in total investments, driven by net unrealized losses of available-for-sale debt securities of $718.6 million recorded during the year attributed to changes in market interest rates. These variances were partially offset by growth of $469.3 million in total loans. See "Financial Condition and Operating Data Analysis" below for additional information.

- As of December 31, 2022, total liabilities were $17.3 billion, down $1.4 billion from December 31, 2021. The decline was mainly driven by a $1.6 billion decrease in total deposits, partially offset by a $250.1 million net increase in borrowings, primarily short-term advances from the FHLB and repurchase agreements. The decline in total deposits reflected the effect of customers' allocation of cash into higher yielding alternatives and elevated customer spending, as well as the reduction in transactional account balances of government deposits. See "Risk Management – Liquidity Risk and Capital Adequacy" below for additional information about the Corporation's funding sources and strategy.

- The Bank's primary sources of funding are consumer and commercial core deposits. As of December 31, 2022, these core deposits funded 71% of total assets. Other sources of liquidity include non-core deposits, such as brokered CDs and government deposits as well as repurchase agreements and FHLB advances. The Bank maintains borrowing capacity at the FHLB and the FED Discount Window. Although currently not in use, as of December 31, 2022, the Corporation had approximately $1.3 billion available for funding under the FED's Discount Window and $644.2 million available for additional borrowing capacity on FHLB lines of credit based on collateral pledged at these entities.

- As of December 31, 2022, the Corporation's stockholders' equity was $1.3 billion, a decrease of $776.2 million from December 31, 2021. The decline was driven by a $718.6 million decrease in the fair value of available-for-sale debt securities recorded as part of accumulated other comprehensive loss in the consolidated statements of financial condition, as a result of changes in market interest rates. The decrease in total stockholders' equity also reflects the purchase of approximately 19.4 million shares of common stock for a total purchase price of approximately $275.0 million and $88.2 million in dividends declared to common stock shareholders during 2022. These variances were partially offset by earnings generated during 2022. The Corporation's common equity tier 1 ("CET1") capital, tier 1 capital, total capital, and leverage ratios were 16.53%, 16.53%, 19.21%, and 10.70%, respectively, as of December 31, 2022, compared to CET1 capital, tier 1 capital, total capital, and leverage ratios of 17.80%, 17.80%, 20.50%, and 10.14%, respectively, as of December 31, 2021. See "Risk Management – Capital" below for additional information.

- Total loan production, including purchases, refinancings, renewals, and draws from existing revolving and non-revolving commitments, but excluding the utilization activity on outstanding credit cards, increased by $42.9 million to $4.9 billion for the year ended December 31, 2022, compared to $4.8 billion for 2021. The Corporation originated $283.6 million of Small Business Administration Paycheck Protection Program ("SBA PPP") loans during the year ended December 31, 2021. Excluding SBA PPP loan originations, total loan originations increased by $326.5 million consisting of a $231.5 million increase in consumer loan originations and a $249.7 million increase in commercial and construction loan originations, partially offset by a $154.7 million decrease in residential mortgage loan originations.

- Total non-performing assets were $129.2 million as of December 31, 2022, a decrease of $28.9 million, from December 31, 2021. The decrease was driven by: (i) a $12.8 million decrease in nonaccrual commercial and construction loans, mainly related to $8.5 million in loans restored to accrual status and collections; (ii) a $12.3 million reduction in nonaccrual residential mortgage loans, mostly driven by collections and foreclosures; and (iii) a $8.1 million decrease in OREO and other assets, mainly associated with sales of OREO residential properties in the Puerto Rico region. These variances were partially offset by an increase of $4.3 million in nonaccrual consumer loans. See "Risk Management – Nonaccrual Loans and Non-Performing Assets" below for additional information.

- Adversely classified commercial and construction loans decreased by $83.7 million to $93.6 million as of December 31, 2022, compared to December 31, 2021. The decrease was mostly driven by $31.8 million in payoffs and paydowns associated with six commercial and construction loans, each in excess of $1 million, the sale of a $23.9 million commercial and industrial loan participation in the Florida region, and the upgrades in the credit risk classification of three commercial and industrial loans totaling $12.3 million. The Corporation monitors its loan portfolio to identify potential at-risk segments, payment performance, the need for permanent modifications, and the performance of different sectors of the economy in all of the markets where the Corporation operates.

SPECIAL ITEMS

The financial results for the year ended December 31, 2022 did not include any significant special item that management believes is not reflective of core operating performance, is not expected to reoccur with any regularity or may reoccur at uncertain times and in uncertain amounts (the "Special Items"). The Corporation's financial results for the years ended December 31, 2021 and 2020 included the following Special Items:

Year ended December 31, 2021

- Merger and restructuring costs of $26.4 million ($16.5 million after-tax) in connection with the BSPR acquisition integration process and related restructuring initiatives. Merger and restructuring costs included approximately $6.5 million related to a Voluntary Employee Separation Program (the "VSP") as well as involuntary separation actions implemented in the Puerto Rico region. In addition, merger and restructuring costs included costs related to system conversions, accelerated depreciation charges related to planned closures and consolidation of branches in accordance with the Corporation's integration and restructuring plan, and other integration related efforts.

- Costs of $3.0 million ($1.9 million after-tax) related to the COVID-19 pandemic response efforts, primarily costs related to additional cleaning, safety materials, and security measures.

Year ended December 31, 2020

- Merger and restructuring costs of $26.5 million ($16.6 million after-tax) in connection with the acquisition of BSPR and related restructuring initiatives. Merger and restructuring costs primarily included consulting, legal, valuation, and other professional service fees associated with the acquisition, a VSP offered to eligible employees, retention and other compensation bonuses, and expenses related to system conversions and other integration-related efforts.

- Gain on sales of U.S. agencies MBS and U.S Treasury notes of $13.2 million. The gain on tax-exempt securities or realized at the tax-exempt international banking entity subsidiary level had no effect on the income tax expense recorded in 2020.

- Tax benefit of $8.0 million related to the partial reversal of the deferred tax asset valuation allowance.

- Costs of $5.4 million ($3.4 million after-tax) related to the COVID-19 pandemic response efforts, primarily costs related to additional cleaning, safety materials, and security measures.

- Gain of $0.1 million realized on the repurchase of $0.4 million of TRuPs. The gain, realized at the holding company level, had no effect on the income tax expense in 2020.

- Benefit of $6.2 million ($3.8 million after-tax) from insurance recoveries. Insurance recoveries included a $5.0 million benefit related to the final settlement of the Corporation's business interruption insurance claim related to lost profits caused by Hurricanes Irma and Maria in 2017.

The following table shows the net income reported for the year ended December 31, 2022 and reconciles for the years ended December 31, 2021 and 2020, the reported net income to adjusted net income, a non-GAAP financial measure that excludes the Special Items identified above:

	Year Ended December 31,		
	2022	2021	2020
(In thousands)			
Net income, as reported (GAAP)	$ 305,072	$ 281,025	$ 102,273
Adjustments:			
Merger and restructuring costs	-	26,435	26,509
COVID-19 pandemic-related expenses	-	2,958	5,411
Gain on sales of investment securities	-	-	(13,198)
Partial reversal of deferred tax asset valuation allowance	-	-	(8,000)
Gain on early extinguishment of debt	-	-	(94)
Benefit from hurricane-related insurance recoveries	-	-	(6,153)
Income tax impact of adjustments (1)	-	(11,023)	(9,663)
Adjusted net income (Non-GAAP)	$ 305,072	$ 299,395	$ 97,085

(1) See "Special Items" above for the individual tax impact related to the above adjustments, which were based on the Puerto Rico statutory tax rate of 37.5%, as applicable.

Adjusted non-interest expenses – The following tables reconcile for the years ended December 31, 2021 and 2020 the non-interest expenses to adjusted non-interest expenses, which is a non-GAAP financial measure that excludes the relevant Special Items identified above:

2021	Non-Interest Expenses (GAAP)	Merger and Restructuring Costs	COVID 19 Pandemic-Related Expenses	Adjusted (Non-GAAP)
(In thousands)				
Non-interest expenses	$ 488,974	$ 26,435	$ 2,958	$ 459,581
Employees' compensation and benefits	200,457	-	67	200,390
Occupancy and equipment	93,253	-	2,601	90,652
Business promotion	15,359	-	22	15,337
Professional service fees	59,956	-	-	59,956
Taxes, other than income taxes	22,151	-	261	21,890
FDIC deposit insurance	6,544	-	-	6,544
Net gain on OREO operations	(2,160)	-	-	(2,160)
Credit and debit card processing expenses	22,169	-	-	22,169
Communications	9,387	-	-	9,387
Merger and restructuring costs	26,435	26,435	-	-
Other non-interest expenses	35,423	-	7	35,416

2020	Non-Interest Expenses (GAAP)	Merger and Restructuring Costs	COVID 19 Pandemic-Related Expenses	Hurricane-Related Insurance Recoveries	Adjusted (Non-GAAP)
(In thousands)					
Non-interest expenses	$ 424,240	$ 26,509	$ 5,411	$ (1,153)	$ 393,473
Employees' compensation and benefits	177,073	-	1,772	-	175,301
Occupancy and equipment	74,633	-	2,713	(789)	72,709
Business promotion	12,145	-	581	(184)	11,748
Professional service fees	52,633	-	8	(180)	52,805
Taxes, other than income taxes	17,762	-	274	-	17,488
FDIC deposit insurance	6,488	-	-	-	6,488
Net loss on OREO operations	3,598	-	-	-	3,598
Credit and debit card processing expenses	19,144	-	-	-	19,144
Communications	8,437	-	16	-	8,421
Merger and restructuring costs	26,509	26,509	-	-	-
Other non-interest expenses	25,818	-	47	-	25,771

CRITICAL ACCOUNTING ESTIMATES

The accounting principles of the Corporation and the methods of applying these principles conform to GAAP. In preparing the consolidated financial statements, management is required to make estimates, assumptions, and judgments that affect the amounts recorded for assets, liabilities and contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates require assumptions and judgments about uncertain matters that could have a material effect on the consolidated financial statements. The Corporation's critical accounting estimates that are particularly susceptible to significant changes include the following: (i) the ACL; (ii) valuation of financial instruments; and (iii) income taxes. Actual results could differ from estimates and assumptions if different outcomes or conditions prevail.

Allowance for Credit Losses

The Corporation maintains an ACL for loans and finance leases based upon management's estimate of the lifetime expected credit losses in the loan portfolio, as of the balance sheet date, excluding loans held for sale. Additionally, the Corporation maintains an ACL for held-to-maturity or available-for-sale debt securities, and other off-balance sheet credit exposures (*e.g.*, unfunded loan commitments). For loans and finance leases, unfunded loan commitments, and held-to-maturity debt securities, the estimate of lifetime credit losses includes the use of quantitative models that incorporate forward-looking macroeconomic scenarios that are applied over the contractual lives of the portfolios, adjusted, as appropriate, for prepayments and permitted extension options using historical experience. For purposes of the ACL for lending commitments, such allowance is determined using the same methodology as the ACL for loans, while also taking into consideration the probability of drawdowns or funding, and whether such commitments are cancellable by us. The ACL for available-for-sale debt securities is measured using a risk-adjusted discounted cash flow approach that also considers relevant current and forward-looking economic variables and the ACL is limited to the difference between the fair value of the security and its amortized cost. Judgment is specifically applied in the determination of economic assumptions, the length of the initial loss forecast period, the reversion of losses beyond the initial forecast period, historical loss expectations, usage of macroeconomic scenarios, and qualitative factors, which may not be adequately captured in the loss model, as further discussed below.

The macroeconomic scenarios utilized by the Corporation include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, housing and commercial real estate prices, gross domestic product levels, retail sales, interest rate forecasts, corporate bond spreads, and changes in equity market prices. The Corporation derives the economic forecasts it uses in its ACL model from Moody's Analytics. The latter has a large team of economists, database managers and operational engineers with a history of producing monthly economic forecasts for over 25 years.

The Corporation has currently set an initial forecast period ("reasonable and supportable period") of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean for Puerto Rico and the Virgin Islands regions. For the Florida region, the methodology considers a reasonable and supportable forecast period and an implicit reversion towards the historical trend that varies for each macroeconomic variable. After the reversion period, a historical loss forecast period covering the remaining contractual life, adjusted for prepayments, is used based on the change in key historical economic variables during representative historical expansionary and recessionary periods. Changes in economic forecasts impact the probability of default ("PD"), loss-given default ("LGD"), and exposure at default ("EAD") for each instrument, and therefore influence the amount of future cash flows for each instrument that the Corporation does not expect to collect.

Further, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to, factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature, and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others. The qualitative factors applied at December 31, 2022, and the importance and levels of the qualitative factors applied, may change in future periods depending on the level of changes to items such as the uncertainty of economic conditions and management's assessment of the level of credit risk within the loan portfolio as a result of such changes, compared to the amount of ACL calculated by the model. The evaluation of qualitative factors is inherently imprecise and requires significant management judgment.

The ACL can also be impacted by factors outside the Corporation's control, which include unanticipated changes in asset quality of the portfolio, such as deterioration in borrower delinquencies, or credit scores in our residential real estate and consumer portfolio. Further, the current fair value of collateral is utilized to assess the expected credit losses when a financial asset is considered to be collateral dependent.

Our process for determining the ACL is further discussed in Note 1 – Nature of Business and Summary of Significant Accounting Policies, included in Item 8 of this Form 10-K. Also, see "Allowance for Credit Losses for Loans and Finance Leases" below for additional information on the weighting of economic scenarios to estimate the ACL, changes in key economic variables, and the ACL sensitivity analysis performed as of December 31, 2022.

Valuation of financial instruments

The measurement of fair value is fundamental to the Corporation's presentation of its financial condition and results of operations. The Corporation holds debt and equity securities, derivatives, and other financial instruments at fair value. The Corporation's significant assets reflected at fair value on a recurring basis on the Corporation's financial statements consisted of available-for-sale debt securities amounting to $5.6 billion as of December 31, 2022. In addition, fair value is also used for measuring other non-recurring fair value assets such as collateral dependent loans, OREO, and loans held for sale.

Assets and liabilities carried at fair value inherently include subjectivity and may require the use of significant assumptions, adjustments and judgment including, among others, discount rates, cash flows, default rates, and loss rates. A significant change in assumptions may result in a significant change in fair value, which in turn, may result in a higher degree of financial statement volatility and could result in significant impact on our results of operations, financial condition or disclosures of fair value information.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Corporation categorizes the fair value of its available-for-sale debt securities using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Corporation (observable inputs) and the Corporation's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy of inputs used in determining the fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. The hierarchy level assigned to each security in the Corporation's investment portfolio was based on management's assessment of the transparency and reliability of the inputs used to estimate the fair values at the measurement date.

The fair value of available-for-sale debt securities was based on unadjusted quoted market prices (as is the case with U.S. Treasury securities and equity securities with readily determinable fair values), when available (Level 1). If quoted market prices are unavailable, the fair value is based on market prices for comparable assets (as is the case with MBS and U.S. agency debt securities) that are based on observable market parameters, including benchmark yields, reported trades, quotes from brokers or dealers, issuer spreads, bids, offers, and reference data, including market research operations, when available (Level 2). Observable prices in the market already consider the risk of nonperformance. If listed prices or quotes are not available, fair value is based upon discounted cash flow models that use unobservable inputs due to the limited market activity of the instrument, as is the case with private label MBS held by the Corporation (Level 3). Assets are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Private label MBS are collateralized by fixed-rate mortgages on single-family residential properties in the U.S. with original FICO scores over 700 and moderate loan-to-value ratios (under 80%), as well as moderate delinquency levels. The interest rate on the securities is variable, tied to 3-month LIBOR, and limited to the weighted-average coupon of the underlying collateral. The market valuation represents the estimated net cash flows over the projected life of the pool of underlying assets applying a discount rate that reflects market observed floating spreads over LIBOR, with a widening spread based on a nonrated security. The market valuation is derived from a model that utilizes relevant assumptions such as the prepayment rate, default rate, and loss severity on a loan level basis. The Corporation modeled the cash flow from the fixed-rate mortgage collateral using a static cash flow analysis according to collateral attributes of the underlying mortgage pool (*i.e.*, loan term, current balance, note rate, rate adjustment type, rate adjustment frequency, rate caps, and others) in combination with prepayment forecasts based on historical portfolio performance. The Corporation models the variable cash flow of the security using the 3-month LIBOR forward curve.

Declines in fair value that are credit-related are recorded on the balance sheet through an ACL with a corresponding adjustment to provision for credit losses and declines that are non-credit-related are recognized through other comprehensive income (loss).

If the Corporation intends to sell a debt security in an unrealized loss position or determines that it is more likely than not that the Corporation will be required to sell a debt security before it recovers its amortized cost basis, the debt security is written down to fair value through earnings. As of December 31, 2022, the Corporation did not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that the Corporation will be required to sell any debt securities before recovery of their amortized cost basis.

For debt securities in an unrealized loss position for which the Corporation does not intend to sell the debt security and it is not more likely than not that the Corporation will be required to sell the debt security, the Corporation determines whether the loss is due to credit-related factors or non-credit-related factors. For debt securities in an unrealized loss position for which the losses are determined to be the result of both credit-related and non-credit-related factors, the credit loss is determined as the difference between the present value of the cash flows expected to be collected, and the amortized cost basis of the debt security.

Available-for-sale debt securities held by the Corporation at year-end primarily consisted of securities issued by U.S. government-sponsored entities ("GSEs"), and the aforementioned private label MBS. Given the explicit and implicit guarantees provided by the U.S. federal government, the Corporation believes the credit risk in securities issued by the GSEs is low. For the year ended December 31, 2022, the Corporation determined the credit losses for private label MBS based on a risk-adjusted discounted cash flow methodology that considers qualitative and quantitative factors specific to the instruments, including PDs and LGDs that considered, among other things, historical payment performance, loan-to-value attributes, and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates and the housing price index. Under this approach, expected cash flows (interest and principal) were discounted at the Treasury yield curve as of the reporting date.

See Note 25 – Fair Value, to the audited consolidated financial statements included in Item 8 of this Form 10-K, for additional information.

Income Taxes

The Corporation is required to estimate income taxes in preparing its consolidated financial statements. This involves the estimation of current income tax expense together with an assessment of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The determination of current income tax expense involves estimates and assumptions that require the Corporation to assume certain positions based on its interpretation of current tax regulations. Management assesses the relative benefits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial and regulatory guidance, and recognizes tax benefits only when deemed probable. Changes in assumptions affecting estimates may be required in the future and estimated tax liabilities may need to be increased or decreased accordingly. The Corporation adjusts the accrual of tax contingencies in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Corporation's effective tax rate includes the impact of tax contingencies and changes to such accruals, as considered appropriate by management. When particular tax matters arise, a number of years may elapse before such matters are audited by the taxing authorities and finally resolved. Favorable resolution of such matters or the expiration of the statute of limitations may result in the release of tax contingencies that the Corporation recognizes as a reduction to its effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution.

As of December 31, 2022, we had $155.6 million of deferred tax assets, net of a related valuation allowance of $185.5 million. The determination of deferred tax expense or benefit is based on changes in the carrying amounts of assets and liabilities that generate temporary differences and recognizes enacted changes in tax rates and laws in the period in which they occur. The carrying value of the Corporation's net deferred tax asset assumes that the Corporation will be able to generate sufficient future taxable income based on estimates and assumptions. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. The determination of whether a valuation allowance for deferred tax assets is appropriate is subject to considerable judgment and requires the evaluation of positive and negative evidence that can be objectively verified. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryforward periods is available under the tax law. Consideration must be given to all sources of taxable income including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, and tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carryforwards expiring unused) exists, more positive evidence than negative evidence will be necessary. The Corporation has concluded that based on the level of positive evidence, it is more likely than not that the deferred tax asset will be realized, net of the existing valuation allowances at December 31, 2022 and 2021. However, there is no guarantee that the tax benefits associated with the deferred tax assets will be fully realized. The positive evidence considered by management in arriving at its conclusion included factors such as the following: FirstBank's three-year cumulative income position; sustained periods of profitability; management's proven ability to forecast future income accurately and execute tax strategies; and the utilization of NOLs over the past three years. The negative evidence considered by management included the following: uncertainties about the state of the Puerto Rico economy, including considerations relating to the effect of hurricane and pandemic recovery funds together with Puerto Rico government debt restructuring and the ultimate sustainability of the latest fiscal plan certified by the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA") oversight board.

See Note 22 - Income Taxes, to the audited consolidated financial statements included in Item 8 on Form 10-K, for further information related to income taxes.

OTHER ESTIMATES

In addition to the critical accounting estimates we make in connection with the ACL, fair value measurements, and the accounting for income taxes, the use of estimates and assumptions is also important in determining the accounting for goodwill and identifiable intangible assets, pension and postretirement benefit obligations, and provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations).

Goodwill is assessed for impairment at least annually and more frequently if circumstances exist that indicate a possible reduction in the fair value of a reporting unit below its carrying value. When assessing goodwill for impairment, first, a qualitative assessment can be made to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its estimated carrying value. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. Estimating the fair value of our reporting units requires judgment. Critical inputs to the fair value estimates may include projected earnings, macroeconomic conditions, interest rate levels, and peers performance. See Note 1 – Nature of Business and Summary of Significant Accounting Policies and Note 9 – Goodwill and Other Intangibles, to the audited consolidated financial statements included in Item 8 of this Form 10-K, for further information about goodwill and identifiable intangible assets, including intangible assets recorded in connection with the acquisition of BSPR.

Identifiable intangible assets are tested for impairment when events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. Judgment is required to evaluate whether indications of potential impairment have occurred, and to test intangible assets for impairment, if required. An impairment is recognized if the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. The amortization of identified intangible assets is based upon the estimated economic benefits to be received over their economic life, which is also subjective. Customer attrition rates that are based on historical experience are used to determine the estimated economic life of intangibles assets.

As part of the BSPR acquisition, the Corporation maintains two frozen qualified noncontributory defined benefit pension plans, and a related complementary postretirement benefits plan covering medical benefits and life insurance after retirement. Calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, which are subject to management judgment and may differ if different assumptions are used. The discount rate assumption used to measure the postretirement benefit obligation is estimated as the single equivalent rate such that the present value of the plan's projected benefit obligation cash flows using the single rate equals the present value of those cash flows using the above mean actuarial yield curves. See Note 19 – Employee Benefit Plans, to the audited consolidated financial statements included in Item 8 of this Form 10-K, for disclosures related to the benefit plans.

As necessary, we also estimate and provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be reasonably estimated. Judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total estimated liability with respect to litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, proceedings or investigations, and the opinions and views of legal counsel. The outcomes of legal actions are unpredictable and subject to significant uncertainties, and it is inherently difficult to determine whether any loss is probable or even possible. It is also inherently difficult to estimate the amount of any loss and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Accordingly, actual losses may be in excess of the established accrual or the range of reasonably possible loss. See Note 29 – Regulatory Matters, Commitments, and Contingencies to the audited consolidated financial statements included in Item 8 of this Form 10-K.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the excess of interest earned by First BanCorp. on its interest-earning assets over the interest incurred on its interest-bearing liabilities. First BanCorp.'s net interest income is subject to interest rate risk due to the repricing and maturity mismatch of the Corporation's assets and liabilities. In addition, variable sources of interest income, such as loan fees, periodic dividends, and collection of interest on nonaccrual loans, can fluctuate from period to period. Net interest income for the year ended December 31, 2022 was $795.3 million, compared to $729.9 million for 2021. On a tax-equivalent basis and excluding the changes in the fair value of derivative instruments, net interest income for the year ended December 31, 2022 was $828.4 million compared to $753.7 million for the year ended December 31, 2021. Net interest income on an adjusted tax-equivalent basis and excluding the change in the fair value of derivative instruments is a non-GAAP financial measure. For the definition of this non-GAAP financial measure, refer to the discussion in "Basis of Presentation" below.

The following tables include a detailed analysis of net interest income for the indicated periods. Part I presents average volumes (based on the average daily balance) and rates on an adjusted tax-equivalent basis and Part II presents, also on an adjusted tax-equivalent basis, the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities have affected the Corporation's net interest income. For each category of interest-earning assets and interest-bearing liabilities, the tables provide information on changes in (i) volume (changes in volume multiplied by prior period rates), and (ii) rate (changes in rate multiplied by prior period volumes). The Corporation has allocated rate-volume variances (changes in rate multiplied by changes in volume) to either the changes in volume or the changes in rate based upon the effect of each factor on the combined totals.

Part I

Year Ended December 31,	Average volume 2022	Average volume 2021	Average volume 2020	Interest income [1] / expense 2022	Interest income [1] / expense 2021	Interest income [1] / expense 2020	Average rate [1] 2022	Average rate [1] 2021	Average rate [1] 2020
(Dollars in thousands)									
Interest-earning assets:									
Money market and other short-term investments	$ 1,156,127	$ 2,012,617	$ 1,258,683	$ 11,791	$ 2,662	$ 3,388	1.02%	0.13%	0.27%
Government obligations [2]	2,870,889	2,065,522	878,537	39,033	27,058	21,222	1.36%	1.31%	2.42%
MBS	4,052,660	4,064,343	2,236,262	85,090	57,159	48,683	2.10%	1.41%	2.18%
FHLB stock	20,419	28,208	32,160	1,114	1,394	1,959	5.46%	4.94%	6.09%
Other investments	12,747	10,254	6,238	126	61	41	0.99%	0.59%	0.66%
Total investments [3]	8,112,842	8,180,944	4,411,880	137,154	88,334	75,293	1.69%	1.08%	1.71%
Residential mortgage loans	2,886,594	3,277,087	3,119,400	160,359	177,747	166,019	5.56%	5.42%	5.32%
Construction loans	121,642	181,470	168,967	7,350	12,766	9,094	6.04%	7.03%	5.38%
Commercial and Industrial ("C&I") and Commercial Mortgage loans	5,092,638	5,228,150	4,387,419	281,486	261,333	214,830	5.53%	5.00%	4.90%
Finance leases	636,507	518,757	440,796	46,842	38,532	32,515	7.36%	7.43%	7.38%
Consumer loans	2,461,632	2,207,685	1,952,120	262,542	239,725	216,263	10.67%	10.86%	11.08%
Total loans [4][5]	11,199,013	11,413,149	10,068,702	758,579	730,103	638,721	6.77%	6.40%	6.34%
Total interest-earning assets	$ 19,311,855	$ 19,594,093	$ 14,480,582	$ 895,733	$ 818,437	$ 714,014	4.64%	4.18%	4.93%
Interest-bearing liabilities:									
Interest-bearing checking accounts	$ 3,942,419	$ 3,667,523	$ 2,197,980	$ 15,568	$ 5,776	$ 5,933	0.39%	0.16%	0.27%
Savings accounts	4,336,901	4,494,757	3,190,743	11,191	6,586	11,116	0.26%	0.15%	0.35%
Retail certificates of deposit ("CDs")	2,213,145	2,636,303	2,741,388	18,102	26,138	43,350	0.82%	0.99%	1.58%
Brokered CDs	69,694	141,959	357,965	1,500	2,982	7,989	2.15%	2.10%	2.23%
Interest-bearing deposits	10,562,159	10,940,542	8,488,076	46,361	41,482	68,388	0.44%	0.38%	0.81%
FHLB advances	179,452	354,055	505,478	5,136	8,199	11,251	2.86%	2.32%	2.23%
Other borrowed funds	379,121	484,244	483,907	15,824	15,098	13,021	4.17%	3.12%	2.69%
Total interest-bearing liabilities	$ 11,120,732	$ 11,778,841	$ 9,477,461	$ 67,321	$ 64,779	$ 92,660	0.61%	0.55%	0.98%
Net interest income on a tax-equivalent basis and excluding valuations				$ 828,412	$ 753,658	$ 621,354			
Interest rate spread							4.03%	3.63%	3.95%
Net interest margin							4.29%	3.85%	4.29%

(1) On an adjusted tax-equivalent basis. The Corporation estimated the adjusted tax-equivalent yield by dividing the interest rate spread on exempt assets by 1 less the Puerto Rico statutory tax rate of 37.5% and adding to it the cost of interest-bearing liabilities. The tax-equivalent adjustment recognizes the income tax savings when comparing taxable and tax-exempt assets. Management believes that it is a standard practice in the banking industry to present net interest income, interest rate spread and net interest margin on a fully tax-equivalent basis. Therefore, management believes these measures provide useful information to investors by allowing them to make peer comparisons. The Corporation excludes changes in the fair value of derivatives from interest income and interest expense because the changes in valuation do not affect interest received or paid. See "Basis of Presentation" below.

(2) Government obligations include debt issued by government-sponsored agencies.

(3) Unrealized gains and losses on available-for-sale debt securities are excluded from the average volumes.

(4) Average loan balances include the average of nonaccrual loans.

(5) Interest income on loans includes $11.2 million, $10.5 million, and $7.3 million for the years ended December 31, 2022, 2021, and 2020, respectively, of income from prepayment penalties and late fees related to the Corporation's loan portfolio.

(In thousands)	2022 Compared to 2021 Increase (decrease) Due to:			2021 Compared to 2020 Increase (decrease) Due to:		
	Volume	Rate	Total	Volume	Rate	Total
Interest income on interest-earning assets:						
Money market and other short-term investments	$ (4,934)	$ 14,063	$ 9,129	$ 1,513	$ (2,239)	$ (726)
Government obligations	10,914	1,061	11,975	22,111	(16,275)	5,836
MBS	(205)	28,136	27,931	32,753	(24,277)	8,476
FHLB stock	(405)	125	(280)	(223)	(342)	(565)
Other investments	17	48	65	25	(5)	20
Total investments	5,387	43,433	48,820	56,179	(43,138)	13,041
Residential mortgage loans	(21,437)	4,049	(17,388)	8,509	3,219	11,728
Construction loans	(3,793)	(1,623)	(5,416)	713	2,959	3,672
C&l and Commercial Mortgage loans	(7,132)	27,285	20,153	41,940	4,563	46,503
Finance leases	8,706	(396)	8,310	5,789	228	6,017
Consumer loans	27,330	(4,513)	22,817	28,032	(4,570)	23,462
Total loans	3,674	24,802	28,476	84,983	6,399	91,382
Total interest income	$ 9,061	$ 68,235	$ 77,296	$ 141,162	$ (36,739)	$ 104,423
Interest expense on interest-bearing liabilities:						
Brokered CDs	$ (1,537)	$ 55	$ (1,482)	$ (4,563)	$ (444)	$ (5,007)
Non-brokered interest-bearing deposits	(1,200)	7,561	6,361	14,669	(36,568)	(21,899)
FHLB advances	(4,520)	1,457	(3,063)	(3,438)	386	(3,052)
Other borrowed funds	(3,833)	4,559	726	222	1,855	2,077
Total interest expense	(11,090)	13,632	2,542	6,890	(34,771)	(27,881)
Change in net interest income	$ 20,151	$ 54,603	$ 74,754	$ 134,272	$ (1,968)	$ 132,304

Portions of the Corporation's interest-earning assets, mostly investments in obligations of some U.S. government agencies and U.S. GSEs, generate interest that is exempt from income tax, principally in Puerto Rico. Also, interest and gains on sales of investments held by the Corporation's international banking entities ("IBEs") are tax-exempt under Puerto Rico tax law (see Note 22 - Income Taxes to the audited consolidated financial statements included in Item 8 of this Form 10-K). Management believes that the presentation of interest income on an adjusted tax-equivalent basis facilitates the comparison of all interest data related to these assets. The Corporation estimated the tax equivalent yield by dividing the interest rate spread on exempt assets by 1 less the Puerto Rico statutory tax rate (37.5%) and adding to it the average cost of interest-bearing liabilities. The computation considers the interest expense disallowance required by Puerto Rico tax law.

Management believes that the presentation of net interest income excluding the effects of the changes in the fair value of the derivative instruments ("valuations") provides additional information about the Corporation's net interest income and facilitates comparability and analysis from period to period. The changes in the fair value of the derivative instruments have no effect on interest due on interest-bearing liabilities or interest earned on interest-earning assets.

The following table reconciles net interest income in accordance with GAAP to net interest income, excluding valuations, and net interest income on an adjusted tax-equivalent basis for the indicated periods. The table also reconciles net interest spread and net interest margin on a GAAP basis to these items excluding valuations, and on an adjusted tax-equivalent basis:

	Year Ended December 31,		
	2022	**2021**	**2020**
(Dollars in thousands)			
Interest income - GAAP	$ 862,614	$ 794,708	$ 692,982
Unrealized gain on derivative instruments	(30)	(24)	(27)
Interest income excluding valuations	862,584	794,684	692,955
Tax-equivalent adjustment	33,149	23,753	21,059
Interest income on a tax-equivalent basis and excluding valuations	$ 895,733	$ 818,437	$ 714,014
Interest expense - GAAP	$ 67,321	$ 64,779	$ 92,660
Net interest income - GAAP	$ 795,293	$ 729,929	$ 600,322
Net interest income excluding valuations	$ 795,263	$ 729,905	$ 600,295
Net interest income on a tax-equivalent basis and excluding valuations	$ 828,412	$ 753,658	$ 621,354
Average Balances			
Loans and leases	$ 11,199,013	$ 11,413,149	$ 10,068,702
Total securities, other short-term investments and interest-bearing cash balances	8,112,842	8,180,944	4,411,880
Average Interest-Earning Assets	$ 19,311,855	$ 19,594,093	$ 14,480,582
Average Interest-Bearing Liabilities	$ 11,120,732	$ 11,778,841	$ 9,477,461
Average Yield/Rate			
Average yield on interest-earning assets - GAAP	4.47%	4.06%	4.79%
Average rate on interest-bearing liabilities - GAAP	0.61%	0.55%	0.98%
Net interest spread - GAAP	3.86%	3.51%	3.81%
Net interest margin - GAAP	4.12%	3.73%	4.15%
Average yield on interest-earning assets excluding valuations	4.47%	4.06%	4.79%
Average rate on interest-bearing liabilities	0.61%	0.55%	0.98%
Net interest spread excluding valuations	3.86%	3.51%	3.81%
Net interest margin excluding valuations	4.12%	3.73%	4.15%
Average yield on interest-earning assets on a tax-equivalent basis and excluding valuations	4.64%	4.18%	4.93%
Average rate on interest-bearing liabilities	0.61%	0.55%	0.98%
Net interest spread on a tax-equivalent basis and excluding valuations	4.03%	3.63%	3.95%
Net interest margin on a tax-equivalent basis and excluding valuations	4.29%	3.85%	4.29%

Net interest income amounted to $795.3 million for the year ended December 31, 2022, an increase of $65.4 million, when compared to $729.9 million for the year ended December 31, 2021. The $65.4 million increase in net interest income was primarily due to:

- A $31.1 million increase in interest income on consumer loans and finance leases, mainly due to a $371.7 million increase in the average balance of this portfolio, mostly related to growth in the auto loans and finance leases portfolios.

- A $30.0 million increase in interest income on investment securities, driven by a decrease in the U.S. agencies MBS premium amortization expense associated to lower prepayments as market interest rates increased during 2022. In addition, there was an increase of approximately $8.6 million in interest income attributable to an $805.4 million increase in the average balance of government obligations driven by the redeployment of some cash balances into higher-yielding liquid investment securities.

- A $15.1 million increase in interest income on commercial and construction loans, primarily reflecting higher interest rates and higher loan balances (excluding SBA PPP loans). The effect associated with higher market interest rates, that included the upward repricing of variable-rate commercial and construction loans and new loans originated at higher interest, resulted in an increase of approximately $34.7 million in interest income. In addition, there was an increase of approximately $57.1 million in the average balance of this portfolio (excluding SBA PPP loans), which resulted in an increase of approximately $2.0 million in interest income. These favorable variances were partially offset by a $12.9 million reduction in interest income from SBA PPP loans, from $20.9 million in 2021 to $8.0 million in 2022, a decrease of $6.7 million in interest income attributed to a lower discount accretion for the acquired BSPR commercial and construction loans, and a reduction of approximately $2.9 million related to the benefit of interest income realized from deferred interest recognized on a construction loan paid off in 2021.

   The interest rate on approximately 56% of the Corporation's commercial and construction loans is variable, 42% is based upon LIBOR, SOFR and other indexes and 14% is based upon the Prime rate index. During 2022, the average one-month LIBOR increased 182 basis points, the average three-month LIBOR increased 224 basis points, the average Prime rate increased 161 basis points, and the average three-month SOFR increased 215 basis points, compared to the average rates for such indexes in 2021.

- A $9.1 million increase in interest income from interest-bearing cash balances, primarily consisting of cash balances held at the FED, mainly due to the effects higher market interest rates, partially offset by the effects associated with an $856.5 million reduction in the average balance.

Partially offset by:

- A $17.5 million decrease in interest income on residential mortgage loans, primarily related to a $390.5 million reduction in the average balance of this portfolio, partially offset by higher yields.

- A $2.5 million increase in total interest expense, including:

   o a $4.9 million increase in interest expense on interest-bearing deposits, primarily associated with the effects of higher interest rate environment on average rates paid in 2022, partially offset by the effects of a $378.4 million reduction in the average balance of interest-bearing deposits reflecting the effect of customer allocating more cash into higher yielding liquid alternative, as well as higher consumer spending;

   o a $0.7 million increase in interest expense on other borrowings, consisting of a $3.1 million increase in interest expense on variable-rate junior subordinated debentures that are tied to LIBOR, partially offset by a $2.4 million decrease in interest expense on repurchase agreements primarily related to a $105.5 million reduction in the average balance; and

   o a $3.1 million decrease in interest expense on FHLB advances, primarily related to the effects of a $174.6 million decrease in the average balance of FHLB advances, partially offset by the effects of higher market interest rates paid on FHLB advances taken in 2022.

The net interest margin increased by 39 basis points to 4.12% for 2022, compared to 3.73% for 2021. The improved margin was primarily attributable to higher market interest rates driving an increase in loans, investment securities, and interest-earning cash balance yields, partially offset by higher cost of funds, the impact of lower accelerated SBA PPP loan fees recognized upon forgiveness payments in 2002, and lower purchase discount accretion as mentioned above.

Provision for Credit Losses

The provision for credit losses consists of provisions for credit losses on loans and finance leases, unfunded loan commitments, as well as the debt securities portfolio. The principal changes in the provision for credit losses by main categories follow:

Provision for credit losses for loans and finance leases

The provision for credit losses for loans and finance leases was an expense of $25.7 million for the year ended December 31, 2022, compared to a net benefit of $61.7 million for the year ended December 31, 2021. The variances by major portfolio category were as follows:

- Provision for credit losses for the commercial and construction loan portfolio was a net benefit of $23.1 million for the year ended December 31, 2022, compared to a net benefit of $65.3 million for the year ended December 31, 2021. The net benefit recorded during 2022 mainly reflects reductions in qualitative reserves associated with reduced uncertainty around the economic impact of the COVID-19 pandemic, particularly on loans in the hotel, transportation and entertainment industries, partially offset by loan growth and a less favorable economic outlook in the projection of certain forecasted macroeconomic variables, such as the commercial real estate ("CRE") index. Meanwhile, the net benefit recorded in 2021 reflects both an improved broad macroeconomic environment following the initial impact of the COVID-19 pandemic and an overall decrease in the size of this portfolio in the Puerto Rico region.

- Provision for credit losses for the consumer loans and finance leases portfolio was an expense of $57.5 million for the year ended December 31, 2022, compared to $20.6 million for the year ended December 31, 2021. The increase in charges to the provision during 2022 was driven by the portfolio growth, uncertainties in the macroeconomic outlook reflected in the deterioration in forecasted variables such as the regional unemployment rate, and higher net charge-offs.

- Provision for credit losses for the residential mortgage loan portfolio was a net benefit of $8.7 million for the year ended December 31, 2022, compared to $17.0 million for the year ended December 31, 2021. The net benefit in both periods reflects the effect of a continued decrease in the size of the residential mortgage loan portfolio, as well as releases related to qualitative adjustments associated with reduced uncertainty around the economic impact of the COVID-19 pandemic, while also recognizing the uncertainty in the near-term macroeconomic outlook.

During 2022, the Corporation applied probability weights to the baseline and alternative downside economic scenarios to estimate the ACL with the baseline scenario carrying the highest weight. For periods prior to 2022, the Corporation calculated the ACL using the baseline scenario. See Note 1 – Nature of Business and Summary of Significant Accounting Policies in the audited consolidated financial statements included in Item 8 of this Form 10-K for additional information on the ACL estimation methodology and "Financial Condition and Operating Data Analysis – Loan Portfolio" and "Risk Management – Credit Risk Management" below for additional information concerning the Corporation's loan portfolio exposure in the geographic areas where the Corporation does business, as well as analyses of the ACL, non-performing assets, and related information.

Provision for credit losses for unfunded loan commitments

The provision for credit losses for unfunded commercial and construction loan commitments and standby letters of credit was an expense of $2.7 million for the year ended December 31, 2022, compared to a net benefit of $3.6 million for the year ended December 31, 2021. The expense recorded during 2022 was mainly driven by an increase in balance of unfunded loan commitments principally due to newly originated facilities which remained undrawn as of December 31, 2022. On the other hand, the net benefit recorded in 2021 was mainly related to improvements in forecasted macroeconomic variables following the initial impact of the COVID-19 pandemic.

Provision for credit losses for held-to-maturity and available-for-sale debt securities

The provision for credit losses for held-to-maturity securities was a net benefit of $0.3 million for each of the years ended December 31, 2022 and 2021. The net benefit recorded during 2022 was mainly due to the Corporation's reduction in qualitative reserves driven by improvements in the underlying financial information of certain bond issuers. Meanwhile, the net benefit recorded in 2021 was mainly related to improvements in forecasted macroeconomic variables and the repayment of certain bonds, partially offset by changes in some issuers' financial metrics based on their most recent financial statements.

The provision for credit losses for available-for-sale debt securities was a net benefit of $0.4 million recorded for the year ended December 31, 2022, compared to $0.1 million for the year ended December 31, 2021.

Non-Interest Income

Non-interest income amounted to $123.1 million for the year ended December 31, 2022, compared to $121.2 million for the same period in 2021. The $1.9 million increase in non-interest income was primarily due to:

- A $3.9 million increase in credit and debit cards, point of sale ("POS") and merchant fee income reflecting increased purchase and transaction volumes.

- A $3.4 million increase in other sources of non-interest income including: (i) a $2.0 million increase related to higher benefit recognized in relation to purchased income tax credits realized during the year; (ii) a $1.5 million increase in fees and commissions from insurance referrals; and (iii) a $0.9 million increase in gains related to the sale of long-lived assets. These variances were partially offset by a $0.4 million increase in unrealized losses on marketable equity securities and the effect in 2021 of a $0.6 million gain recorded in connection with the settlement and collection of an insurance claim associated with a damaged property.

- A $2.5 million increase in service charges and fees on deposit accounts, mainly due to an increase in the number of cash management transactions of commercial clients and an increase in the monthly service fee charged on certain checking and savings products which was effective in the third quarter of 2021, partially offset by a $0.7 million adjustment during the fourth quarter of 2022 to reverse previously recognized fees on non-sufficient funds as part of changes in the fees structure.

- A $1.8 million increase in insurance commission income.

Partially offset by:

- A $9.7 million decrease in revenues from mortgage banking activities, mainly driven by an $11.8 million decrease in net realized gain on sales of residential mortgage loans in the secondary market mainly due to a lower volume of sales and a $1.1 million decrease in servicing fees. These variances were partially offset by a $2.2 million decrease in the mortgage servicing rights amortization expense, net of recoveries, resulting from reduced prepayment rates. During 2022 and 2021, net gains of $8.4 million and $20.2 million, respectively, were recognized as a result of GNMA securitization transactions and whole loan sales to U.S. GSEs amounting to $238.3 million and $518.9 million, respectively.

Non-Interest Expenses

Non-interest expenses for the year ended December 31, 2022 were $443.1 million, compared to $489.0 million for the same period in 2021. On a non-GAAP basis, excluding $26.4 million in merger and restructuring costs associated with the acquisition of BSPR and costs of $3.0 million related to the COVID-19 pandemic response efforts which were recognized during 2021, non-interest expenses decreased by $16.5 million when compared with adjusted non-interest expenses in 2021. See "Special Items" above for additional information. Some of the most significant variances in adjusted non-interest expenses were as follows:

- A $12.1 million decrease in adjusted professional service fees, driven by an $11.2 million decrease in outsourcing technology service fees, mainly associated with the effect in 2021 of both approximately $7.0 million of temporary processing costs incurred in connection with the acquired BSPR operations prior to system conversions and costs of approximately $1.5 million incurred in connection with the platform used for SBA PPP loan originations and forgiveness funding.

- A $4.8 million decrease in adjusted other non-interest expenses including: (i) a $2.6 million decrease in amortization of intangible assets mainly associated with the purchased credit card relationship intangible asset recognized in connection with the acquisition of a FirstBank-branded credit card loan portfolio in 2012 which became fully amortized at the end of 2021; and (ii) a $2.6 million decrease in charges for legal and operational reserves, in part due to the reversal of a $1.0 million reserve upon resolution of an operational loss during the second quarter of 2022.

- A $3.6 million increase in net gains on OREO operations, primarily reflecting: (i) a $2.3 million increase in net realized gains on sales of OREO properties, primarily residential properties in the Puerto Rico region; (ii) a $1.9 million decrease in OREO-related operating expenses, primarily taxes, repairs and insurance; and (iii) a $1.6 million decrease in write-downs to the value of OREO properties. These variances were partially offset by a $2.2 million decrease in income recognized from rental payments mainly associated to the disposition in 2021 of a large OREO income-producing property.

- A $2.4 million decrease in adjusted occupancy and equipment expenses, primarily related to a reduction in equipment-related depreciation charges and rental expenses, partially offset by higher energy costs.

- A $1.6 million decrease in adjusted taxes, other than income taxes, primarily related to lower sales and use taxes, municipal license taxes, and property taxes.

Partially offset by:

- A $5.6 million increase in adjusted employees' compensation and benefits expenses, primarily reflecting a $3.0 million decrease in deferred loan origination costs mainly driven by the effect of SBA PPP loan originations closed during 2021, as well as the effect of annual salary merit increases and higher medical insurance premium costs.

- A $2.9 million increase in adjusted business promotion expenses, mainly related to a $0.8 million increase in sponsorship and public relations activities and a $0.6 million increase in donations expense, of which $0.3 million were granted to non-profit organizations in the municipalities most affected by Hurricane Fiona.

Income Taxes

For the year ended December 31, 2022, the Corporation recorded an income tax expense of $142.5 million compared to $146.8 million in 2021. The decrease in income tax expense for 2022, as compared to 2021, was related to a higher proportion of exempt to taxable income resulting in a lower effective tax rate, partially offset by higher pre-tax income.

The Corporation's effective tax rate in the year ended December 31, 2022, excluding entities from which a tax benefit cannot be recognized and discrete items, was 31.2%, compared to 33.9% for 2021. See Note 22 - Income Taxes, to the audited consolidated financial statements included in Item 8 of this Form 10-K, for additional information.

OPERATING SEGMENTS

Based upon the Corporation's organizational structure and the information provided to the Chief Executive Officer of the Corporation, the operating segments are based primarily on the Corporation's lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2022, the Corporation had six reportable segments: Commercial and Corporate Banking; Consumer (Retail) Banking; Mortgage Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. Management determined the reportable segments based on the internal structure used to evaluate performance and to assess where to allocate resources. Other factors, such as the Corporation's organizational chart, nature of the products, distribution channels, and the economic characteristics of the products, were also considered in the determination of the reportable segments. For additional information regarding First BanCorp.'s reportable segments, please refer to Note 27 - Segment Information, to the audited consolidated financial statements included in Item 8 of this Form 10-K.

The accounting policies of the segments are the same as those described in Note 1 - Nature of Business and Summary of Significant Accounting Policies, to the audited consolidated financial statements included in Item 8 of this Form 10-K. The Corporation evaluates the performance of the segments based on net interest income, the provision for credit losses, non-interest income, and direct non-interest expenses. The segments are also evaluated based on the average volume of their interest-earning assets, less the ACL. For the years ended December 31, 2022 and 2021, other operating expenses not allocated to a particular segment amounted to $155.3 million and $192.2 million, respectively. Expenses pertaining to corporate administrative functions that support the operating segment but are not specifically attributable to or managed by any segment, are not included in the reported financial results of the operating segments. The unallocated corporate expenses include certain general and administrative expenses and related depreciation and amortization expenses.

The Treasury and Investments segment lends funds to the Consumer (Retail) Banking, Mortgage Banking, Commercial and Corporate Banking and United States Operations segments to finance their lending activities and borrows from those segments. The Consumer (Retail) Banking segment also lends funds to other segments. The Corporation allocates the interest rates charged or credited by the Treasury and Investment and the Consumer (Retail) Banking segments based on market rates. The difference between the allocated interest income or expense and the Corporation's actual net interest income from centralized management of funding costs is reported in the Treasury and Investments segment.

Commercial and Corporate Banking

The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the public sector. The Commercial and Corporate Banking segment offers commercial loans, including commercial real estate and construction loans, as well as other products, such as cash management and business management services. A substantial portion of the commercial and corporate banking portfolio is secured by the underlying real estate collateral and the personal guarantees of the borrowers. Since commercial loans involve greater credit risk than a typical residential mortgage loan because they are larger in size and more risk is concentrated in a single borrower, the Corporation has and maintains a credit risk management infrastructure designed to mitigate potential losses associated with commercial lending, including underwriting and loan review functions, sales of loan participations, and continuous monitoring of concentrations within portfolios.

The highlights of the Commercial and Corporate Banking segment's financial results for the years ended December 31, 2022 and 2021 include the following:

- Segment income before taxes for the year ended December 31, 2022 decreased to $111.1 million, compared to $239.3 million for 2021, for the reasons discussed below.

- Net interest income for the year ended December 31, 2022 was $109.8 million, compared to $191.9 million for 2021. The decrease in net interest income was primarily attributable to an increase in the cost of funds borrowed from other segments, resulting from higher market interest rates, partially offset by an increased average balance of commercial and constructions loans and the upward repricing of variable-rate commercial and construction loans during 2022.

- For 2022, the provision for credit losses was a net benefit of $20.2 million, compared to a net benefit of $67.5 million for 2021. The net benefit recorded during 2022 mainly reflects reductions in qualitative reserves associated with reduced uncertainty around the economic impact of the COVID-19 pandemic, particularly on loans in the hotel, transportation and entertainment industries, partially offset by loan growth and a less favorable economic outlook in the projection of certain forecasted macroeconomic variables, such as the commercial real estate index. Meanwhile, the net benefit recorded in 2021 reflects both an improved broad macroeconomic environment following the initial impact of the COVID-19 pandemic and an overall decrease in the size of this portfolio in the Puerto Rico region.

- Total non-interest income for the year ended December 31, 2022 amounted to $18.2 million compared to $16.0 million for 2021. The increase in non-interest income was mainly related to a combination of the following; i) a $0.7 million increase in service charges on deposits, primarily related to cash management fee income from corporate customers; ii) a $0.5 million increase in foreign currency exchange commission income; iii) a $0.4 million increase from merchant-related income and iv) a benefit of approximately $0.3 million related income tax credits purchased and realized in 2022.

- Direct non-interest expenses for the year ended December 31, 2022 were $37.1 million, compared to $36.2 million for 2021. The increase is mainly driven by an increase of $2.6 million in employees' compensation and benefits expenses, primarily reflecting the effects of salary annual merit increases and a decrease in deferred loan origination costs mainly driven by the impact of the SBA PPP loans that were originated in 2021. Partially offsetting this increase is a $2.0 million reduction in professional service fees, primarily associated with the effects in 2021 of expenses incurred in connection with the platform used for SBA PPP loan originations and forgiveness funding.

Consumer (Retail) Banking

The Consumer (Retail) Banking segment consists of the Corporation's consumer lending and deposit-taking activities conducted mainly through FirstBank's branch network and loan centers in Puerto Rico. Loans to consumers include auto, boat, and personal loans, credit card loans, and lines of credit. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, individual retirement accounts ("IRAs"), and retail CDs. Retail deposits gathered through each branch of FirstBank's retail network serve as one of the funding sources for the lending and investment activities.

Consumer lending historically has been mainly driven by auto loan and leases originations. The Corporation follows a strategy of seeking to provide outstanding service to selected auto dealers that provide the channel for the bulk of the Corporation's auto loan originations.

Personal loans, credit cards, and, to a lesser extent, boat loans also contribute to interest income generated on consumer lending. Management plans to continue to be active in the consumer loan market, applying the Corporation's strict underwriting standards. Other activities included in this segment are insurance activities in the Puerto Rico region.

The highlights of the Consumer (Retail) Banking segment's financial results for the years ended December 31, 2022 and 2021 include the following:

- Segment income before taxes for the year ended December 31, 2022 increased to $301.3 million, compared to $165.8 million for 2021, for the reasons discussed below.

- Net interest income for the year ended December 31, 2022 was $442.6 million, compared to $281.7 million for 2021. The increase was mainly due to higher income from funds loaned to other business segments resulting from higher market interest rates. In addition, the average volume of consumer loans in the Puerto Rico region increased by $375.8 million, mainly in the auto loans and finance leases portfolios. These variances were partially offset by an increase in average rates paid to consumer customer deposits.

- The provision for credit losses for the year ended December 31, 2022 increased by $36.8 million to $57.1 million, compared to $20.3 million for the year ended December 31, 2021. The increase in the provision during 2022 was driven by the portfolio growth, uncertainties in the macroeconomic outlook reflected in the deterioration in forecasted variables such as the regional unemployment rate, and higher net charge-offs.

- Non-interest income for the year ended December 31, 2022 was $78.5 million, compared to $69.8 million for 2021. The increase was primarily related to a $3.0 million increase in credit and debit cards, POS and merchant fee income reflecting increased purchase and transaction volumes, as well as an increase of $1.8 million in service charges and fees on deposits primarily related to an increase in the monthly service fee charged on certain checking and savings products which was effective in the third quarter of 2021. Also reflected in this variance are a $1.6 million increase on insurance commission income and a benefit of $1.2 million allocated to the Consumer (Retail) Banking segment in relation to income tax credits purchased and realized in 2022.

- Direct non-interest expenses for the year ended December 31, 2022 were $162.7 million, compared to $165.4 million for 2021. The decrease was primarily related to a $3.8 million reduction in occupancy and equipment expenses driven by cost savings achieved subsequent to the closure and consolidation of branches in accordance with the BSPR acquisition integration and restructuring plan, in particular rental and depreciation expense. In addition, contributing to the decrease is a $2.0 million reduction in professional service fees, mainly associated with the effects in 2021 of temporary processing costs incurred in connection with the acquired BSPR operations prior to systems conversion, and a $2.5 million reduction in the amortization expense of the purchased credit card relationship intangible recognized in the BSPR acquisition. These variances were partially offset by an increase of $4.5 million in employees' compensation and benefit expenses, primarily reflecting the effects of salary annual merit increases.

Mortgage Banking

The Mortgage Banking segment conducts its operations mainly through FirstBank. The Mortgage Banking segment consists of the origination, sale, and servicing of a variety of residential mortgage loan products. Originations are sourced through different channels, such as FirstBank branches and purchases from mortgage bankers, and in association with new project developers. The mortgage banking segment focuses on originating residential real estate loans, some of which conform to the Federal Housing Administration (the "FHA"), the Veterans Administration (the "VA"), and U.S. Department of Agriculture Rural Development ("RD") standards. Loans originated that meet the FHA's standards qualify for the FHA's insurance program whereas loans that meet the standards of the VA or the RD are guaranteed by their respective federal agencies.

Mortgage loans that do not qualify under the FHA, VA, or RD programs are referred to as conventional loans. Conventional real estate loans can be conforming or non-conforming. Conforming loans are residential real estate loans that meet the standards for sale under the U.S. Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC") programs. Loans that do not meet FNMA or FHLMC standards are referred to as non-conforming residential real estate loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary markets. Residential real estate conforming loans are sold to investors like FNMA and FHLMC. The Corporation has commitment authority to issue GNMA MBS.

The highlights of the Mortgage Banking segment's financial results for the years ended December 31, 2022 and 2021 include the following:

- Segment income before taxes for the year ended December 31, 2022 decreased to $99.5 million, compared to $115.8 million for 2021, for the reasons discussed below.

- Net interest income for the year ended December 31, 2022 was $98.9 million, compared to $104.6 million for 2021. The decrease in net interest income was mainly due the decrease in the average balance of residential mortgage loans in the Puerto Rico region.

- The provision for credit losses for 2022 was a net benefit of $7.6 million, compared to a net benefit of $16.0 million for 2021. The net benefit in both periods reflects the effect of a continued decrease in the size of the residential mortgage loan portfolio as well as releases related to qualitative adjustments associated with reduced uncertainty around the economic impact of the COVID-19 pandemic.

- Non-interest income for the year ended December 31, 2022 was $16.0 million, compared to $24.3 million for 2021. The decrease was mainly driven by a $10.2 million decrease in net realized gain on sales of residential mortgage loans in the secondary market mainly due to a lower volume of sales, and a $0.6 million decrease in servicing fee income, partially offset by a $2.2 million decrease in mortgage servicing rights amortization expense resulting from reduced prepayments rates.

- Direct non-interest expenses for the year ended December 31, 2022 were $23.0 million, compared to $29.1 million for 2021. The decrease was mainly related to a $4.1 million increase in gains on OREO operations, primarily higher gains realized on the sale of residential OREO properties.

Treasury and Investments

The Treasury and Investments segment is responsible for the Corporation's treasury and investment management functions. The treasury function, which includes funding and liquidity management, lends funds to the Commercial and Corporate Banking segment, the Mortgage Banking segment, the Consumer (Retail) Banking segment, and the United States Operations segment to finance their respective lending activities and borrows from those segments. The Treasury function also obtains funds through brokered deposits, advances from the FHLB, and repurchase agreements involving investment securities, among other possible funding sources.

The investment function is intended to implement a leverage strategy for the purposes of liquidity management, interest rate risk management and earnings enhancement.

The interest rates charged or credited by Treasury and Investments are based on market rates.

The highlights of the Treasury and Investments segment's financial results for the years ended December 31, 2022 and 2021 include the following:

- Segment income before taxes for the year ended December 31, 2022 decreased to $36.3 million, compared to $55.6 million for 2021, for the reasons discussed below.

- Net interest income for the year ended December 31, 2022 was $39.6 million, compared to net interest income of $59.3 million for 2021. The decrease was mainly related to a net transfer pricing charge of $43.8 million recognized in 2022 associated to the cost of funds borrowed from the Consumer (Retail) Banking segment, as compared to a net transfer pricing credit of $14.7 million recognized in 2021 from funds loaned to other business segments. This variance is mainly driven by the effects of a higher volume of investments securities funded by demand deposits gathered by the Consumer (Retail) Banking operating segment as well as higher market interest rates.

- Non-interest loss for the year ended December 31, 2022 was $0.1 million, compared to non-interest income of $0.2 million for 2021. The variance primarily reflects the effect of a $0.4 million decrease in the fair value of marketable equity securities recorded through earnings.

- Direct non-interest expenses for 2022 were $3.7 million, compared to $4.1 million for 2021. The decrease was primarily reflected in employees' compensation expense and professional service fees.

United States Operations

The United States Operations segment consists of all banking activities conducted by FirstBank on the U.S. mainland. FirstBank provides a wide range of banking services to individual and corporate customers primarily in southern Florida through nine banking branches. The United States Operations segment offers an array of both consumer and commercial banking products and services. Consumer banking products include checking, savings and money market accounts, retail CDs, internet banking services, residential mortgages, and home equity loans and lines of credit. Retail deposits, as well as FHLB advances and brokered CDs, allocated to this operation serve as funding sources for its lending activities.

Commercial banking services include checking, savings and money market accounts, retail CDs, internet banking services, cash management services, remote data capture, and automated clearing house ("ACH") transactions. Loan products include the traditional C&I and commercial real estate products, such as lines of credit, term loans, and construction loans.

The highlights of the United States operations segment's financial results for the years ended December 31, 2022 and 2021, include the following:

- Segment income before taxes for the year ended December 31, 2022 increased to $53.1 million, compared to $37.0 million for 2021, for the reasons discussed below.

- Net interest income for the year ended December 31, 2022 was $80.5 million, compared to $66.0 million for 2021. The increase was mainly related to higher interest rates, that include the effect of both the upward repricing of variable-rate commercial and construction loans and new loans originated at higher rates, as well as higher average loan balances (excluding SBA PPP loans).

- For 2022, the provision for credit losses was a net benefit of $3.1 million, compared to a net benefit of $1.0 million for 2021. The higher benefit recorded in 2022 mainly reflects reductions in qualitative reserves associated with reduced uncertainty around the economic impact of the COVID-19 pandemic, partially offset by loan growth.

- Total non-interest income for the year ended December 31, 2022 amounted to $2.9 million, compared to $4.0 million for 2021. The decrease was primarily related to a $1.3 million decline in revenues from mortgage banking activities mainly due to lower volume of sales and lower servicing fee income, partially offset by a $0.3 million increase in other non-deferrable loan fees.

- Direct non-interest expenses for the year ended December 31, 2022 were $33.4 million, compared to $33.9 million for 2021. The decrease was mainly due to reductions in professional service fees, employee compensation expenses, and taxes other than income taxes, partially offset by increased business promotion expenses.

Virgin Islands Operations

The Virgin Islands Operations segment consists of all banking activities conducted by FirstBank in the USVI and BVI, including consumer and commercial banking services, with a total of eight banking branches currently serving the islands in the USVI of St. Thomas, St. Croix, and St. John, and the island of Tortola in the BVI. The Virgin Islands Operations segment is driven by its consumer, commercial lending, and deposit-taking activities.

Loans to consumers include auto and boat loans, lines of credit, and personal and residential mortgage loans. Deposit products include interest-bearing and non-interest-bearing checking and savings accounts, IRAs, and retail CDs. Retail deposits gathered through each branch serve as the funding sources for its own lending activities.

The highlights of the Virgin Islands operations' financial results for the years ended December 31, 2022 and 2021 include the following:

- Segment income before taxes for the year ended December 31, 2022 decreased to $1.7 million, compared to $6.5 million for 2021, for the reasons discussed below.

- Net interest income for the year ended December 31, 2022 was $23.8 million, compared to $26.4 million for 2021. The decrease in net interest income was mainly related to a $44.0 million decrease in the average balance of commercial and construction loans (excluding SBA PPP loans), a $20.0 million decrease in the average balance of residential mortgage loans and a reduction of $1.0 million in interest income from SBA PPP loans.

- The Corporation recognized a provision for credit losses of $2.0 million for the year ended December 31, 2022, compared to a net benefit of $1.3 million for 2021. The provision recorded during 2022 was primarily related to consumer loans reflecting the effects of loan growth, higher delinquency and charge-off levels, and a less favorable outlook of certain macroeconomic variables.

- Non-interest income for the year ended December 31, 2022 was $7.7 million, compared to $6.9 million for 2021. The increase was primarily related to a $0.4 million increase in fee-based income from credit and debit cards, POS and merchant transactions, and a $0.3 million increase in income from insurance commissions.

- Direct non-interest expenses for the year ended December 31, 2022 were $27.9 million compared to $28.1 million for 2021. The decrease mainly reflects the effect of accelerated depreciation charges in 2021 related to the closing of certain branches in the Virgin Islands region, partially offset by an increase in employees' compensation expenses.

FINANCIAL CONDITION AND OPERATING DATA ANALYSIS

Financial Condition

The following table presents an average balance sheet of the Corporation for the following years:

		December 31,			
	2022		2021		2020
(In thousands)					
ASSETS					
Interest-earning assets:					
Money market and other short-term investments	$ 1,156,127	$	2,012,617	$	1,258,683
U.S. and Puerto Rico government obligations	2,870,889		2,065,522		878,537
MBS	4,052,660		4,064,343		2,236,262
FHLB stock	20,419		28,208		32,160
Other investments	12,747		10,254		6,238
Total investments	8,112,842		8,180,944		4,411,880
Residential mortgage loans	2,886,594		3,277,087		3,119,400
Construction loans	121,642		181,470		168,967
Commercial loans	5,092,638		5,228,150		4,387,419
Finance leases	636,507		518,757		440,796
Consumer loans	2,461,632		2,207,685		1,952,120
Total loans	11,199,013		11,413,149		10,068,702
Total interest-earning assets	19,311,855		19,594,093		14,480,582
Total non-interest-earning assets (1)	66,794		708,940		752,064
Total assets	$ 19,378,649	$	20,303,033	$	15,232,646
LIABILITIES					
Interest-bearing liabilities:					
Interest-bearing checking accounts	$ 3,942,419	$	3,667,523	$	2,197,980
Savings accounts	4,336,901		4,494,757		3,190,743
Retail CDs	2,213,145		2,636,303		2,741,388
Brokered CDs	69,694		141,959		357,965
Interest-bearing deposits	10,562,159		10,940,542		8,488,076
Loans payable	-		-		8,415
FHLB advances	179,452		354,055		475,492
Other borrowed funds	379,121		484,244		505,478
Total interest-bearing liabilities	11,120,732		11,778,841		9,477,461
Total non-interest-bearing liabilities (2)	6,622,638		6,285,942		3,525,101
Total liabilities	17,743,370		18,064,783		13,002,562
STOCKHOLDERS' EQUITY					
Stockholders' equity:					
Preferred stock	-		32,938		36,104
Common stockholders' equity	1,635,279		2,205,312		2,193,980
Stockholders' equity	1,635,279		2,238,250		2,230,084
Total liabilities and stockholders' equity	$ 19,378,649	$	20,303,033	$	15,232,646

(1) Includes, among other things, the ACL on loans and finance leases and debt securities, as well as unrealized gains and losses on available-for-sale debt securities.

(2) Includes, among other things, non-interest-bearing deposits.

The Corporation's total average assets were $19.4 billion for the year ended December 31, 2022, compared to $20.3 billion for the year ended December 31, 2021, a net decrease of $924.4 million. The variance primarily reflects the following: (i) a decrease of $856.5 million in the average of interest-bearing cash balances, which consisted primarily of deposits maintained at the Federal Reserve Bank; (ii) a decrease of $642.1 million in non-interest-earning assets mainly related to unrealized losses on available-for-sale debt securities attributable to changes in market interest rates; and (iii) a $214.1 million decrease in the average balance of total loans, primarily reflecting the overall decrease in the residential mortgage loan portfolio as paydowns exceeded originations, and the decrease of the SBA PPP loan portfolio, partially offset by an increase in the average balance of auto loans and finance leases portfolios. These variances were partially offset by an increase of $805.4 million in the average balance of U.S. and Puerto Rico government obligations mainly driven by the deployment of certain cash balances into U.S. agencies debt securities.

The Corporation's total average liabilities were $17.7 billion as of December 31, 2022, a net decrease of $321.4 million compared to December 31, 2021. The net decrease was mainly related to a $378.4 million decrease in the average balance of interest-bearing deposits reflecting the effect of customers allocating more cash into higher yielding liquid alternatives as well as elevated consumer spending, and a $279.7 million decrease in the average balance of borrowings mainly driven by the repayment of long-term debt during 2022. These variances were partially offset by a $336.7 million increase in the average balance of non-interest-bearing liabilities, primarily non-interest-bearing deposits.

Assets

The Corporation's total assets were $18.6 billion as of December 31, 2022, a decrease of $2.2 billion from December 31, 2021. The decrease was primarily related to a $2.1 billion decrease in cash and cash equivalents mainly attributable to the overall decrease in total deposits, the repurchase of approximately 19.4 million shares of common stock for a total purchase price of $275.0 million, and the funding of new loan originations. This decrease in cash and cash equivalents was partially offset by a $250.1 million net increase in borrowings. In addition, total investment securities decreased by $571.4 million, mainly related to the decrease in the fair value of available-for-sale debt securities and repayments, partially offset by purchases of U.S. agencies and MBS. As further discussed below, these variances were partially offset by a $469.3 million increase in total loans.

Loans Receivable, including Loans Held for Sale

As of December 31, 2022, the Corporation's total loan portfolio before the ACL amounted to $11.6 billion, an increase of $469.3 million compared to December 31, 2021. The growth reflects increases of $341.6 million in the Puerto Rico region and $139.6 million in the Florida region, partially offset by a decrease of $11.9 million in the Virgin Islands region. On a portfolio basis, the increase consisted of a $439.5 million increase in consumer loans, including a $369.7 million increase in auto loans and leases, and an increase of $184.3 million in commercial and construction loans (net of a $138.2 million decrease in the carrying value of the SBA PPP loan portfolio), partially offset by a reduction of $154.5 million in residential mortgage loans. Excluding the $138.2 million decrease in the carrying value of SBA PPP loans, commercial and construction loans increased by $322.5 million mainly reflecting the origination and purchases of loans related to multiple commercial relationships, each in excess of $10 million, that increased the portfolio amount by $637.1 million, partially offset by payoffs and paydowns of large commercial relationships totaling $219.9 million, the sale of a $35.2 million commercial and industrial loan participation in the Puerto Rico region, and the sale of a $23.9 million adversely classified commercial and industrial loan participation in the Florida region.

As of December 31, 2022, the loans held for the Corporation's investment portfolio was comprised of commercial and construction loans (46%), residential real estate loans (25%), and consumer and finance leases (29%). Of the total gross loan portfolio held for investment of $11.6 billion as of December 31, 2022, the Corporation had credit risk concentration of approximately 79% in the Puerto Rico region, 18% in the United States region (mainly in the state of Florida), and 3% in the Virgin Islands region, as shown in the following table:

As of December 31, 2022	Puerto Rico	Virgin Islands	United States	Total
(In thousands)				
Residential mortgage loans	$ 2,237,983	$ 179,917	$ 429,390	$ 2,847,290
Construction loans	30,529	4,243	98,181	132,953
Commercial mortgage loans	1,768,890	65,314	524,647	2,358,851
Commercial and Industrial loans (1)	1,791,235	68,874	1,026,154	2,886,263
Total commercial loans	3,590,654	138,431	1,648,982	5,378,067
Consumer loans and finance leases	3,256,070	61,419	9,979	3,327,468
Total loans held for investment, gross	$ 9,084,707	$ 379,767	$ 2,088,351	$ 11,552,825
Loans held for sale	12,306	-	-	12,306
Total loans, gross	$ 9,097,013	$ 379,767	$ 2,088,351	$ 11,565,131

(1) As of December 31, 2022, includes $6.8 million of SBA PPP loans consisting of $4.8 million in the Puerto Rico region, $0.2 million in the Virgin Islands region, and $1.8 million in the United States region.

As of December 31, 2021	Puerto Rico	Virgin Islands	United States	Total
(In thousands)				
Residential mortgage loans	$ 2,361,322	$ 188,251	$ 429,322	$ 2,978,895
Construction loans	38,789	4,344	95,866	138,999
Commercial mortgage loans	1,635,137	67,094	465,238	2,167,469
Commercial and Industrial loans (1)	1,867,082	79,515	940,654	2,887,251
Total commercial loans	3,541,008	150,953	1,501,758	5,193,719
Consumer loans and finance leases	2,820,102	52,282	15,660	2,888,044
Total loans held for investment, gross	$ 8,722,432	$ 391,486	$ 1,946,740	$ 11,060,658
Loans held for sale	33,002	177	1,976	35,155
Total loans, gross	$ 8,755,434	$ 391,663	$ 1,948,716	$ 11,095,813

(1) As of December 31, 2021, includes $145.0 million of SBA PPP loans consisting of $102.8 million in the Puerto Rico region, $8.2 million in the Virgin Islands region, and $34.0 million in the United States region.

First BanCorp. relies primarily on its retail network of branches to originate residential and consumer personal loans. The Corporation manages its construction and commercial loan originations through centralized units and most of its originations come from existing customers, as well as through referrals and direct solicitations. Auto loans and finance leases originations rely primarily on relationships with auto dealers and dedicated sales professionals who serve selected locations in order facilitate originations.

The following table sets forth certain additional data (including loan production) related to the Corporation's loan portfolio net of the ACL on loans and finance leases as of and for the indicated dates:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
(Dollars in thousands)			
Beginning balance as of January 1	$ 10,826,783	$ 11,441,691	$ 8,886,543
Residential real estate loans originated and purchased	468,599	623,290	560,012
Construction loans originated	112,640	102,538	126,499
C&I and commercial mortgage loans originated and purchased	2,950,904	2,994,893	2,751,058
Finance leases originated	308,811	240,419	152,254
Consumer loans originated	1,516,316	1,287,487	915,107
Total loans originated and purchased	5,357,270	5,248,627	4,504,930
Loans acquired from BSPR	-	-	2,514,700
Sales of loans	(293,213)	(620,227)	(657,498)
Repayments and prepayments	(4,694,352)	(5,495,131)	(3,661,289)
Other increases (decreases) (1)	108,179	251,823	(145,695)
Net increase (decrease)	477,884	(614,908)	2,555,148
Ending balance as of December 31	$ 11,304,667	$ 10,826,783	$ 11,441,691
Percentage increase (decrease)	4.41%	(5.37)%	28.75%

(1) Includes, among other things, the change in the ACL on loans and finance leases and cancellation of loans due to the repossession of the collateral and loans repurchased.

Residential Real Estate Loans

As of December 31, 2022, the Corporation's total residential mortgage loan portfolio, including loans held for sale, decreased by $154.5 million, as compared to the balance as of December 31, 2021. The residential mortgage loan portfolio decreased by $144.0 million in the Puerto Rico region, $8.6 million in the Virgin Islands region, and $1.9 million in the Florida region. The decline in all regions was driven by repayments, foreclosures, and charge-offs, which more than offset the volume of new loan originations kept on the balance sheet.

The majority of the Corporation's outstanding balance of residential mortgage loans in the Puerto Rico and the Virgin Islands regions consisted of fixed-rate loans that traditionally carry higher yields than residential mortgage loans in the Florida region. In the Florida region, approximately 45% of the residential mortgage loan portfolio consisted of hybrid adjustable-rate mortgages. In accordance with the Corporation's underwriting guidelines, residential mortgage loans are primarily fully documented loans, and the Corporation does not originate negative amortization loans.

Residential mortgage loan originations for the year ended December 31, 2022 amounted to $468.6 million, compared to $623.3 million for 2021. The decrease in residential mortgage loan originations of $154.7 million consisted of declines of $136.8 million and $21.8 million in the Puerto Rico and Florida regions, respectively, partially offset by an increase of $3.9 million in the Virgin Islands region. The decrease in 2022 reflects lower levels of refinancings driven by the effect of higher market interest rates. Approximately 54% of the $363.0 million residential mortgage loan originations in the Puerto Rico region during the year ended December 31, 2022 were of conforming loans, compared to 88% of $499.7 million for the year ended December 31, 2021.

Commercial and Construction Loans

As of December 31, 2022, the Corporation's commercial and construction loan portfolio increased by $184.3 million (net of a $138.2 million decrease in the SBA PPP loan portfolio), as compared to the balance as of December 31, 2021.

In the Puerto Rico region, commercial and construction loans increased by $49.6 million (net of a $98.0 million decrease in the SBA PPP loan portfolio), as compared to the balance as of December 31, 2021. Excluding the $98.0 million decrease in the SBA PPP loan portfolio, commercial and construction loans in the Puerto Rico region increased by $147.6 million, driven by the origination and purchases of loans related to eleven commercial relationships, each in excess of $10 million, that increased the portfolio amount by $315.3 million, partially offset by payoffs and paydowns, including the payoff of three commercial and construction loans totaling $58.7 million each in excess of $10 million, and the sale of a $35.2 million commercial and industrial loan participation.

In the Florida region, commercial and construction loans increased by $147.2 million (net of a $32.2 million decrease in the SBA PPP loan portfolio), as compared to the balance as of December 31, 2021. Excluding the $32.2 million decrease in the SBA PPP loan portfolio, commercial and construction loans in the Florida region increased by $179.4 million, driven by the origination and purchases of loans related to multiple commercial relationships, each in excess of $10 million, that increased the portfolio amount by $321.8 million, partially offset by the payoffs and paydowns of eight commercial relationships totaling $161.2 million, and the sale of a $23.9 million adversely classified commercial and industrial loan participation in the Florida region.

In the Virgin Islands region, commercial and construction loans decreased by $12.5 million, driven by an $8.0 million decrease in the SBA PPP loan portfolio, as compared to the balance as of December 31, 2021.

As of December 31, 2022, the Corporation had $169.8 million outstanding in loans extended to the Puerto Rico government, its municipalities, and public corporations, compared to $178.4 million as of December 31, 2021. See "Exposure to Puerto Rico Government" below for additional information.

The Corporation also has credit exposure to USVI government entities. As of December 31, 2022, the Corporation had $38.0 million in loans to USVI government public corporations, compared to $39.2 million as of December 31, 2021. See "Exposure to USVI Government" below for additional information.

As of December 31, 2022, the Corporation's total exposure to shared national credit ("SNC") loans (including unused commitments) amounted to $1.1 billion, compared to $918.6 million as of December 31, 2021. As of December 31, 2022, approximately $189.3 million of the SNC exposure is related to the portfolio in Puerto Rico and $872.0 million is related to the portfolio in the Florida region.

Commercial and construction loan originations (excluding government loans) decreased by $22.3 million to $3.0 billion for the year ended December 31, 2022, when compared to the same period of 2021. Total commercial and construction loan originations in 2021 includes SBA PPP loan originations of $283.7 million. Excluding SBA PPP loan originations, commercial and construction loan originations increased by $261.4 million in 2022, compared to 2021. The increase consisted of increases of $201.4 million and $93.0 million in the Puerto Rico and Florida regions, respectively, partially offset by a decrease of $33.0 million in the Virgin Islands region.

Government loan originations for 2022 amounted to $51.1 million, compared to $62.8 million for 2021. Government loan originations in both years primarily consisted of the renewal of certain facilities in both the Virgin Islands and the Puerto Rico regions, and the utilization of an arranged overdraft line of credit of a government entity in the Virgin Islands region.

Consumer Loans and Finance Leases

As of December 31, 2022, the Corporation's consumer loan and finance lease portfolio increased by $439.5 million to $3.3 billion, as compared to the portfolio balance of $2.9 billion as of December 31, 2021. The increase was reflected in all classes within the consumer loan portfolio segment, including increases of $226.5 million and $143.2 million in the auto loans and finance leases portfolios, respectively. The growth in consumer loans is mainly reflected in the Puerto Rico region and was driven by an increased level of loan originations during 2022.

Originations of auto loans (including finance leases) in 2022 amounted to $1.0 billion, compared to $932.7 million for 2021. The increase consisted of increases of $94.6 million and $5.1 million, respectively, in the Puerto Rico and Virgin Islands regions. Other consumer loan originations, excluding credit cards, for 2022 amounted to $304.5 million, compared to $172.7 million in 2021. Most of the increase in other consumer loan originations in 2022, when compared to 2021, was in the Puerto Rico region. The utilization activity on the outstanding credit card portfolio for 2022 amounted to $488.3 million, compared to $422.5 million for 2021.

Maturities of Loans Receivable

The following tables present the loans held for investment portfolio as of December 31, 2022 by remaining contractual maturities and interest rate type:

(In thousands)	One Year or Less	After One Year Through Five Years	After Five Years Through 15 Years	After 15 Years	Total Portfolio
Residential mortgage	$ 68,547	$ 434,908	$ 1,252,701	$ 1,091,134	$ 2,847,290
Construction loans	90,824	39,337	1,989	803	132,953
Commercial mortgage loans	962,336	1,191,268	199,833	5,414	2,358,851
C&I loans	1,213,757	1,341,101	326,474	4,931	2,886,263
Consumer loans	997,191	2,064,383	264,594	1,300	3,327,468
Total loans (1)	$ 3,332,655	$ 5,070,997	$ 2,045,591	$ 1,103,582	$ 11,552,825

| | Amount due in one year or less at: | | Amount due after one year: | | |
	Fixed Interest Rates	Variable Interest	Fixed Interest Rates	Variable Interest	Total Portfolio
Residential mortgage	$ 63,574	$ 4,973	$ 2,577,163	$ 201,580	$ 2,847,290
Construction loans	6,323	84,500	4,227	37,903	132,953
Commercial mortgage loans	725,300	237,036	921,832	474,683	2,358,851
C&I loans	270,125	943,632	422,871	1,249,635	2,886,263
Consumer loans	761,929	235,262	2,321,662	8,615	3,327,468
Total loans (1)	$ 1,827,251	$ 1,505,403	$ 6,247,755	$ 1,972,416	$ 11,552,825

(1) Scheduled repayments are included in the maturity category in which the payment is due. The amounts provided do not reflect prepayment assumptions related to the loan portfolio.

Investment Activities

As part of its liquidity, revenue diversification, and interest rate risk strategies, First BanCorp. maintains a debt securities portfolio classified as available for sale or held to maturity.

The Corporation's total available-for-sale debt securities portfolio as of December 31, 2022 amounted to $5.6 billion, an $854.2 million decrease from December 31, 2021. The decrease was mainly driven by a $718.6 million decrease in fair value attributable to changes in market interest rates and the repayments of approximately $642.9 million of U.S. agencies and MBS, partially offset by purchases of U.S. agencies debentures and MBS totaling $512.3 million during 2022.

As of December 31, 2022, substantially all of the Corporation's available-for-sale debt securities portfolio was invested in U.S. government and agencies debentures and fixed-rate GSEs' MBS. In addition, as of December 31, 2022, the Corporation held a bond issued by the PRHFA, classified as available for sale, specifically a residential pass-through MBS in the aggregate amount of $3.3 million (fair value - $2.2 million). This residential pass-through MBS issued by the PRHFA is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010 and had an unrealized loss of $1.1 million as of December 31, 2022, of which $0.4 million is due to credit deterioration. During 2021, the Corporation placed this instrument in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

As of December 31, 2022, the Corporation's held-to-maturity debt securities portfolio, before the ACL, increased to $437.5 million, compared to $178.1 million as of December 31, 2021, mainly driven by purchases of GSEs' MBS totaling $289.8 million during 2022. Held-to-maturity debt securities consisted of fixed-rate GSEs' MBS and financing arrangements with Puerto Rico municipalities issued in bond form, which the Corporation accounts for as securities, but which were underwritten as loans with features that are typically found in commercial loans. Puerto Rico municipal bonds typically are not issued in bearer form, are not registered with the Securities and Exchange Commission, and are not rated by external credit agencies. These bonds have seniority to the payment of operating costs and expenses of the municipality and, in most cases, are supported by assigned property tax revenues. Approximately 74% of the Corporation's municipality bonds consisted of obligations issued by four of the largest municipalities in Puerto Rico. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and loans. Given the uncertainties as to the effects that the fiscal position of the Puerto Rico central government, and the measures taken, or to be taken, by other government entities may have on municipalities, the Corporation cannot be certain whether future charges to the ACL on these securities will be required. As of December 31, 2022, the ACL for held-to-maturity debt securities was $8.3 million, compared to $8.6 million as of December 31, 2021.

See "Risk Management – Exposure to Puerto Rico Government" below for information and details about the Corporation's total direct exposure to the Puerto Rico government, including municipalities and "Credit Risk Management" below for the ACL of the exposure to Puerto Rico municipal bonds.

The following table presents the carrying values of investments as of the indicated dates:

(In thousands)	December 31, 2022	December 31, 2021
Money market investments	$ 2,025	$ 2,682
Available-for-sale debt securities, at fair value:		
U.S. government and agencies obligations	2,492,228	2,405,468
Puerto Rico government obligations	2,201	2,850
MBS:		
Residential	2,941,458	3,803,933
Commercial	163,133	240,510
Other	500	1,000
Total available-for-sale debt securities, at fair value	5,599,520	6,453,761
Held-to-maturity debt securities, at amortized cost:		
MBS:		
Residential	166,739	-
Commercial	105,088	-
Puerto Rico municipal bonds	165,710	178,133
ACL for held-to-maturity Puerto Rico municipal bonds	(8,286)	(8,571)
Total held-to-maturity debt securities	429,251	169,562
Equity securities, including $42.9 million and $21.5 million of FHLB stock as of December 31, 2022 and 2021, respectively	55,289	32,169
Total money market investments and investment securities	$ 6,086,085	$ 6,658,174

The carrying values of debt securities as of December 31, 2022 by contractual maturity (excluding MBS), are shown below:

(Dollars in thousands)	Carrying Amount	Weighted-Average Yield %
U.S. government and agencies obligations:		
Due within one year	$ 132,166	0.32
Due after one year through five years	2,299,262	0.82
Due after five years through ten years	48,594	1.54
Due after ten years	12,206	4.62
	2,492,228	0.83
Puerto Rico government and municipalities obligations:		
Due within one year	1,202	5.20
Due after one year through five years	42,530	6.34
Due after five years through ten years	55,956	6.29
Due after ten years	68,223	6.76
	167,911	6.49
Other debt securities		
Due within one year	500	0.84
Total	2,660,639	1.16
MBS	3,376,418	1.66
ACL on held-to-maturity debt securities	(8,286)	-
Total debt securities	$ 6,028,771	1.45

Net interest income in future periods could be affected by prepayments of MBS. Any acceleration in the prepayments of MBS purchased at a premium would lower yields on these securities, since the amortization of premiums paid upon acquisition would accelerate. Conversely, acceleration of the prepayments of MBS would increase yields on securities purchased at a discount, since the amortization of the discount would accelerate. These risks are directly linked to future period market interest rate fluctuations. Also, net interest income in future periods might be affected by the Corporation's investment in callable securities. As of December 31, 2022, the Corporation had approximately $2.0 billion in callable debt securities (U.S. agencies debt securities) with an average yield of 0.83%, of which approximately 58% were purchased at a discount and 7% at a premium. See "Risk Management" below for further analysis of the effects of changing interest rates on the Corporation's net interest income and the Corporation's interest rate risk management strategies. Also, refer to Note 3 – Debt Securities, to the audited financial statements included in Item 8 of this Form 10-K, for additional information regarding the Corporation's debt securities portfolio.

RISK MANAGEMENT

General

Risks are inherent in virtually all aspects of the Corporation's business activities and operations. Consequently, effective risk management is fundamental to the success of the Corporation. The primary goals of risk management are to ensure that the Corporation's risk-taking activities are consistent with the Corporation's objectives and risk tolerance, and that there is an appropriate balance between risks and rewards in order to maximize stockholder value.

The Corporation has in place a risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. First BanCorp.'s business is subject to eleven broad categories of risks: (i) liquidity risk; (ii) interest rate risk; (iii) market risk; (iv) credit risk; (v) operational risk; (vi) legal and regulatory risk; (vii) reputational risk; (viii) model risk; (ix) capital risk; (x) strategic risk; and (xi) information technology risk. First BanCorp. has adopted policies and procedures designed to identify and manage the risks to which the Corporation is exposed.

Risk Definition

Liquidity Risk

Liquidity risk is the risk to earnings or capital arising from the possibility that the Corporation will not have sufficient cash to meet its short-term liquidity demands, such as from deposit redemptions or loan commitments. See "Liquidity Risk and Capital Adequacy" below for further details.

Interest Rate Risk

Interest rate risk is the risk arising from adverse movements in interest rates. See "Interest Rate Risk Management" below for further details.

Market Risk

Market risk is the risk of loss in the value of assets or liabilities due to changes in market conditions, including movements in market rates or prices, such as interest rates or equity prices. The Corporation evaluates market risk together with interest rate risk. Both changes in market values and changes in interest rates are evaluated and forecasted. See "Interest Rate Risk Management" below for further details.

Credit Risk

Credit risk is the risk arising from a borrower's or a counterparty's failure to meet the terms of a contract with the Corporation or otherwise to perform as agreed. See "Credit Risk Management" below for further details.

Operational Risk

Operational risk is the risk arising from problems with the delivery of services or products. This risk is a function of internal controls, information systems, employees and operating processes. It also includes risks associated with the Corporation's preparedness for the occurrence of an unforeseen event. This risk is inherent across all functions, products, and services of the Corporation. See "Operational Risk" below for further details.

Legal and Regulatory Risk

Legal and regulatory risk is the risk arising from the Corporation's failure to comply with laws or regulations that can adversely affect the Corporation's reputation and/or increase its exposure to litigation or penalties.

Reputational Risk

Reputational risk is the risk arising from any adverse effect on the Corporation's market value, capital, or earnings arising from negative public opinion, whether true or not. This risk affects the Corporation's ability to establish new relationships or services, or to continue servicing existing relationships.

Model Risk

Model risk is the potential for adverse consequences from decisions based upon incorrect or misused model outputs and reports or based upon an incomplete or inaccurate model. The use of models exposes the Corporation to some level of model risk. Model errors can contribute to incorrect valuations and lead to operational errors, inappropriate business decisions, or incorrect financial entries. The Corporation seeks to reduce model risk through rigorous model identification and validation.

Capital Risk

Capital risk is the risk that the Corporation may lose value on its capital or have an inadequate capital plan, which would result in insufficient capital resources to meet minimum regulatory requirements (the Corporation's authority to operate as a bank is dependent upon the maintenance of adequate capital resources), support its credit rating, or support its growth and strategic options.

Strategic Risk

Strategic risk is the risk arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry, and operating environment. This risk is a function of the compatibility of the Corporation's strategic goals, the business strategies developed to achieve those goals, the resources deployed against these goals, and the quality of implementation.

Information Technology Risk

Information technology risk is the risk arising from the loss of confidentiality, integrity, or availability of information systems and risk of cyber incidents or data breaches. It includes business risks associated with the use, ownership, operation, involvement, influence, and adoption of information technology within the Corporation.

Risk Governance

The following discussion highlights the roles and responsibilities of the key participants in the Corporation's risk management framework:

Board of Directors

The Board of Directors oversees the Corporation's overall risk governance program with the assistance of the Board committees discussed below.

Risk Committee

The Board of Directors has appointed the Risk Committee to assist the Board in fulfilling its responsibility to oversee the Corporation's management of its company-wide risk management framework. The committee's role is one of oversight, recognizing that management is responsible for designing, implementing, and maintaining an effective risk management framework. The committee's primary responsibilities are to:

- Review and discuss management's assessment of the Corporation's aggregate enterprise-wide profile and the alignment of the Corporation's risk profile with the Corporation's strategic plan, goals, and objectives;

- Review and recommend to the Board the parameters and establishment of the Corporation's risk tolerance and risk appetite;

- Receive reports from management and, if appropriate, other Board committees, regarding the Corporation's policies and procedures related to the Corporation's adherence to risk limits and its established risk tolerance and risk appetite or on selected risk topics;

- Oversee the strategies, policies, procedures, and systems established by management to identify, assess, measure, and manage the major risks facing the Corporation, which may include an overview of the Corporation's credit risk, operational risk, information technology risk, compliance risk, interest rate risk, liquidity risk, market risk, and reputational risk, as well as management's capital management, planning, and process;

- Oversee management's activities with respect to capital stress testing and model risk;

- Review and discuss with management risk assessments for new products and services; and

- Review periodically the scope and effectiveness of the Corporation's regulatory compliance policies and programs.

Asset and Liability Committee

The Board of Directors has appointed the Asset and Liability Committee to assist the Board in its oversight of the Corporation's asset and liability management policies related to the management of the Corporation's funds, investments, liquidity, market and interest rate risk, and the use of derivatives. In doing so, the committee's primary functions involve:

- The establishment of a process to enable the identification, assessment, and management of risks that could affect the Corporation's assets and liabilities management;

- The identification of the Corporation's risk tolerance levels for yield maximization relating to its assets and liabilities management; and

- The evaluation of the adequacy, effectiveness, and compliance with the Corporation's risk management process relating to the Corporation's assets and liabilities management, including management's role in that process.

Credit Committee

The Board of Directors has appointed the Credit Committee to assist the Board in its oversight of the Corporation's policies related to the Corporation's lending function, or credit management. The committee's primary responsibilities are to:

- Review the quality of the Corporation's credit portfolio and the trends affecting that portfolio;

- Oversee the effectiveness and administration of credit-related policies through the review of such processes, reports and other information as it deems appropriate, including the loan-quality grading and examination process, internal and external audits and examinations of the Corporation's credit processes, the incidence of new problem assets, the frequency and reasons for credit policy exceptions, the loan review functions and the asset classification process;

- Approve loans as required by the lending authorities approved by the Board; and

- Report to the Board regarding credit management.

Audit Committee

The Board of Directors has appointed the Audit Committee to assist the Board in fulfilling its responsibility to oversee management regarding:

- The conduct and integrity of the Corporation's financial reporting to any governmental or regulatory body, stockholders, other users of the Corporation's financial reports and the public;

- The performance of the Corporation's internal audit function;

- The Corporation's internal control over financial reporting and disclosure controls and procedures;

- The qualifications, engagement, compensation, independence, and performance of the Corporation's independent auditors, their conduct of the annual audit of the Corporation's financial statements, and their engagement to provide any other services;

- The application of the Corporation's related parties transaction policy as established by the Board;

- The application of the Corporation's code of business conduct and ethics as established by management and the Board;

- The preparation of the Audit Committee report required to be included in the proxy statement for the Corporation's annual stockholders' meeting by the rules of the SEC; and

- The Corporation's legal and ethical compliance.

Corporate Governance and Nominating Committee

The Board of Directors has appointed the Corporate Governance and Nominating Committee to develop, review, and assess corporate governance principles. The Corporate Governance and Nominating Committee is responsible for director succession, orientation and compensation, identifying and recommending new director candidates, overseeing the evaluation of the Board and management, annually recommending to the Board the designation of a candidate to hold the position of the Chairman of the Board, and directing and overseeing the Corporation's executive succession plan. In addition, the Corporate Governance and Nominating Committee is responsible for overseeing the Corporation's sustainability and environmental, social, and governance ("ESG") policies.

Compensation and Benefits Committee

The Board of Directors has appointed the Compensation and Benefits Committee to oversee compensation policies and practices including the evaluation and recommendation to the Board of the proper and competitive salaries and incentive compensation programs of the executive officers and key employees of the Corporation.

Trust Committee

The Board of Directors of the Bank has appointed the Trust Committee to assist such Board of Directors in fulfilling its oversight responsibilities with respect to the Trust Department and its fiduciary responsibilities. The Trust Committee's main responsibilities are to ensure proper exercise of the fiduciary powers of the Bank and to review the activities of the Trust Department. The Trust Committee has jurisdiction over all aspects of the Trust Department and may act on behalf of the Board of Directors of the Bank.

Management Roles and Responsibilities

While the Board of Directors has the responsibility to oversee the risk governance program, management is responsible for implementing the necessary policies and procedures, and internal controls. To carry out these responsibilities, the Corporation has a clearly defined risk governance culture. To ensure that risk management is communicated at all levels of the Corporation, and each area understands its specific role, the Corporation has established several management level committees to support risk oversight, as follows:

Executive Risk Management Committee

The Executive Risk Management Committee is responsible for exercising oversight of information regarding First BanCorp.'s enterprise risk management framework, including the significant policies, procedures, and practices employed to manage the identified risk categories (credit risk, operational risk, legal and regulatory risk, reputational risk, model risk, and capital risk). In carrying out its oversight responsibilities, each committee member is entitled to rely on the integrity and expertise of those people providing information to the committee and on the accuracy and completeness of such information, absent actual knowledge of an inaccuracy.

The Chief Executive Officer appoints the Executive Risk Management Committee and members of the Corporation's senior and executive management have the opportunity to share their insights about the types of risks that could impede the Corporation's ability to achieve its business objectives. The Chief Risk Officer of the Corporation directs the agenda for the meetings and the Enterprise Risk Management ("ERM") and Operational Risk Director serves as secretary of the committee and maintains the minutes on behalf of the committee. The General Auditor also participates in the committee as an observer.

The committee provides assistance and support to the Chief Risk Officer to promote effective risk management throughout the Corporation. The Chief Risk Officer and the ERM and Operational Risk Director report to the Committee matters related to the enterprise risk management framework of the Corporation, including, but not limited to:

- The risk governance structure;
- The risk competencies of the Corporation;
- The Corporation's risk appetite statement and risk tolerance; and
- The risk management strategy and associated risk management initiatives and how both support the business strategy and business model of the Corporation.

Other Management Committees

As part of its governance framework, the Corporation has various additional risk management related-committees. These committees are jointly responsible for ensuring adequate risk measurement and management in their respective areas of authority. At the management level, these committees include:

- Management's Investment and Asset Liability Committee (the "MIALCO") – oversees interest rate and market risk, liquidity management and other related matters, including sensitivity of the Corporation's earnings under various interest rate scenarios. This committee makes recommendations as to any adjustments to asset liability management and financial resource allocation in light of current events, risks, exposures, and regulatory requirements and approves related policies. Refer to "Liquidity Risk and Capital Adequacy" and "Interest Rate Risk Management" below for further details.

- Information Technology Steering Committee – oversees and counsels on matters related to information technology and cyber security, including the development of information management policies and procedures throughout the Corporation.

- Bank Secrecy Act Committee – oversees, monitors, and reports on the Corporation's compliance with the Bank Secrecy Act.

- Credit Committees (consisting of a Credit Management Committee and a Delinquency Committee) – oversees and establishes standards for credit risk management processes within the Corporation. The Credit Management Committee is responsible for the approval of loans above an established size threshold. The Delinquency Committee is responsible for the periodic review of credit exceptions, past-due loans, portfolio concentrations, foreclosures, collection, loan mitigation programs, risk appetite, leveraged loans, business production and the Bank's internal credit-risk rating classification;

- Vendor Management Committee – oversees policies, procedures, and related practices related to the Corporation's vendor management efforts. The Vendor Management Committee's primary functions involve the establishment of processes and procedures to enable the recognition, assessment, management, and monitoring of vendor management risks.

- ESG Committee – primarily responsible for aligning ESG priorities and initiatives for the year, setting and monitoring long-term objectives and goals, and leading the annual reporting process on ESG related topics. The Committee also oversees the sustainability policy and integrates climate change risk factors into the corporate governance, strategy and risk management. The ESG Committee regularly reports to the Corporate Governance and Nominating Committee of the Board of Directors.

- The Community Reinvestment Act Executive Committee – oversees, monitors, and reports on the Corporation's compliance with Community Reinvestment Act regulatory requirements.

- Anti-Fraud Committee – oversees the Corporation's policies, procedures and related practices relating to the Corporation's anti-fraud measures.

- Regulatory Compliance Committee – oversees the Corporation's Regulatory Compliance Management System. The Regulatory Compliance Committee reviews and discusses any regulatory compliance laws and regulations that impact performance of regulatory compliance policies, programs and procedures. The Regulatory Compliance Committee also ensures the coordination of regulatory compliance requirements throughout departments and business units.

- Regulatory Reporting Committee – oversees and assists the senior officers in fulfilling their responsibility for oversight of the accuracy and timeliness of the required regulatory reports and related policies and procedures, addresses changes and/or concerns communicated by the regulators, and addresses issues identified during the regulatory reporting process. The Regulatory Reporting Committee oversees and updates, as necessary, the established controls and procedures designed to ensure that information in regulatory reports is recorded, processed, and accurately reported and on a timely basis.

- Complaints Management Committee – assists in overseeing the complaint management process implemented across the Corporation within the Corporation's three marketplaces: Puerto Rico, the Virgin Islands, and Florida. The Complaints Management Committee supports the Corporation's complaints management program relating to resolution of complaints within the lines of business. When appropriate, the Complaints Management Committee evaluates existing corrective actions within the lines of business related to complaints and complaint management practices within those business units.

- Project Portfolio Management Committee – reviews and oversees the performance of the portfolio and individual technology projects during the Project Management Cycle (Initiation, Planning, Execution, Control & Monitoring, and Closing). The Project Portfolio Management Committee balances conflicting demands between projects, decides on priorities assigned to each project based on organizational priorities and capacity, and oversees project budgets, risks, and actions taken to control and mitigate risks.

- Current Expected Credit Losses ("CECL") Committee – oversees the Corporation's requirements for the calculation of CECL, including the implementation of new models, if necessary, selection of vendors and monitoring of the guidance from different regulatory agencies with regards to CECL requirements. The CECL Committee reviews estimated credit loss inputs, key assumptions, and qualitative overlays. In addition, the Committee approves the determination of reasonable and supportable periods used with respect to macroeconomic forecasts, and the historical loss reversion method and parameters. The CECL Committee reports to the Audit Committee the results of the ACL each reporting period.

- Capital Planning Committee – oversees the Capital Planning Process and is responsible for operating in accordance with the Capital Policy and ensuring compliance with its guidelines. The Capital Planning Committee develops and proposes to the Board changes to the Capital Policy and the capital plan targets, limits, performance metrics, internal stress testing and guidelines for Capital Management Activities.

- Business Continuity Committee – responsible to create governance and planning structure that will enable FirstBank to craft an enterprise Business Continuity Management (BCM) program that ensures the Bank is able to continue business operations after a major disruption occurs.

- Emergency Committee – Responsible to activate an emergency or disaster recovery procedure to ensure the safety of Bank's personnel and the continuity of critical Bank services.

Officers

As part of its governance framework, the following officers play a key role in the Corporation's risk management process:

- The Chief Executive Officer ("CEO") is responsible for the overall risk governance structure of the Corporation. The CEO is ultimately responsible for business strategies, strategic objectives, risk management priorities, and policies.

- The Chief Operating Officer ("COO") manages the Corporation's operational framework, including information technology ("IT"), facilities, banking operations, corporate security, and enterprise architecture. The COO oversees the effective and efficient execution of the various technology initiatives to support the Corporation's growth and improve overall efficiency.

- The Chief Risk Officer ("CRO") is responsible for the oversight of the risk management of the Corporation as well as the risk governance processes. The CRO, together with the ERM and Operational Risk Director, monitor key risks and manage the operational risk program. The CRO provides the leadership and strategy for the Corporation's risk management and monitoring activities and is responsible for the oversight of regulatory compliance, loan review, model risk, and operational risk management. The CRO supervises talent management efforts, maintains adequate succession planning practices and promotes employee engagement. The Human Resources Director supports the CRO in the human capital and talent management efforts.

- Chief Credit Officer, Portfolio Risk Manager, Loan Review Manager and other Senior Executives are responsible for managing and executing the Corporation's credit risk program.

- The Chief Financial Officer ("CFO"), together with the Corporation's Treasurer and the Asset and Liability Management ("ALM") Director, manage the Corporation's interest rate and market and liquidity risk programs and, jointly with the Chief Accounting Officer and the Corporate Controller, are responsible for the implementation of accounting policies and practices in accordance with GAAP and applicable regulatory requirements. The ERM and Operational Risk Director assist the CFO in the review of the Corporation's internal control over financial reporting and disclosure controls and procedures.

- The Chief Accounting Officer and the Corporate Controller are responsible for the development and implementation of the Corporation's accounting policies and practices and the review and monitoring of critical accounts and transactions to ensure that they are reported in accordance with GAAP and applicable regulatory requirements.

- The Corporate Strategic and Business Development Director is responsible for the development of the Corporation's strategic and business plan, by coordinating and collaborating with the executive team and all corporate groups involved with the strategic and business planning process.

- The Corporate Strategy and Investor Relations Officer is responsible for managing communications with the investor community and sell-side research analysts and for coordinating and collaborating with the executive team and all corporate groups involved with the adequate execution of the strategic and business planning process.

- The ERM and Operational Risk Director is responsible for driving the identification, assessment, measurement, mitigation, and monitoring of key risks throughout the Corporation. The ERM and Operational Risk Director promotes and instills a culture of risk control, identifies and monitors the resolution of major and critical operational risk issues across the Corporation and serves as a key advisor to business executives with regards to risk exposure to the organization, corrective actions and corporate policies and best practices to mitigate risks. The Financial and Model Risk Manager, IT Risk Manager, Retail Quality Assurance Manager, Regulatory Affairs Manager and Corporate Risk Managers assist the ERM and Operational Risk Director in the monitoring of key risks and oversight of risk management practices.

- The Compliance Director is responsible for oversight of regulatory compliance. The Compliance Director maintains an inventory of applicable regulations, implements an enterprise-wide compliance risk assessment, and monitors compliance with significant regulations. The Compliance Director is responsible for building awareness of and educating business units and subsidiaries on, regulatory risks.

- The General Counsel is responsible for the oversight of legal risks, including matters such as contract structuring, litigation risk, and all legal-related aspects of the Corporation's business. The Corporate Affairs Officer assists the General Counsel with various legal areas, including, but not limited, to SEC reporting matters, insurance coverage and liability, and contract structuring.

- The Chief Information Officer ("CIO") is responsible for overseeing technology services provided by IT vendors including the following: (i) the fulfillment of contractual obligations and responsibilities; (ii) the development of policies and standards related to the technology; (iii) services provided; (iv) billing and invoice processing; (v) Service Level Agreement (SLA) metrics and compliance; and vi) the Business Continuity Strategy.

- The Corporate Security Officer ("CSO") is responsible for the oversight of information security policies and procedures, and the ongoing monitoring of existing and new vendors' due diligence for information security. In addition, the CSO identifies risk factors, and determines solutions to security needs.

Liquidity Risk and Capital Adequacy, Interest Rate Risk Management, Credit Risk Management, Operational Risk, Legal and Compliance Risk and Concentration Risk

The following discussion highlights First BanCorp.'s adopted policies and procedures for liquidity risk and capital adequacy, interest rate risk, credit risk, operational risk, legal and compliance risk, and concentration risk.

Liquidity Risk and Capital Adequacy

Liquidity risk involves the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet liquidity needs and accommodate fluctuations in asset and liability levels due to changes in the Corporation's business operations or unanticipated events.

The Corporation manages liquidity at two levels. The first is the liquidity of the parent company, which is the holding company that owns the banking and non-banking subsidiaries. The second is the liquidity of the banking subsidiary.

The Asset and Liability Committee of the Board is responsible for overseeing management's establishment of the Corporation's liquidity policy, as well as approving operating and contingency procedures and monitoring liquidity on an ongoing basis. The MIALCO, which reports to the Board of Directors' Asset and Liability Committee, uses measures of liquidity developed by management that involve the use of several assumptions to review the Corporation's liquidity position on a monthly basis. The MIALCO oversees liquidity management, interest rate risk, market risk, and other related matters.

The MIALCO is composed of senior management officers, including the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, the Corporate Strategic and Business Development Director, the Treasury and Investments Risk Manager, the Financial Planning and ALM Director, and the Treasurer. The Treasury and Investments Division is responsible for planning and executing the Corporation's funding activities and strategy, monitoring liquidity availability on a daily basis, and reviewing liquidity measures on a weekly basis. The Treasury and Investments Accounting and Operations area of the Corporate Controller's Department is responsible for calculating the liquidity measurements used by the Treasury and Investment Division to review the Corporation's liquidity position on a monthly basis. The Financial Planning and ALM Division is responsible to estimate the liquidity gap for longer periods.

To ensure adequate liquidity through the full range of potential operating environments and market conditions, the Corporation conducts its liquidity management and business activities in a manner that is intended to preserve and enhance funding stability, flexibility, and diversity. Key components of this operating strategy include a strong focus on the continued development of customer-based funding, the maintenance of direct relationships with wholesale market funding providers, and the maintenance of the ability to liquidate certain assets when, and if, requirements warrant.

The Corporation develops and maintains contingency funding plans. These plans evaluate the Corporation's liquidity position under various operating circumstances and are designed to help ensure that the Corporation will be able to operate through periods of stress when access to normal sources of funds is constrained. The plans project funding requirements during a potential period of stress, specify and quantify sources of liquidity, outline actions and procedures for effectively managing liquidity through a period of stress, and define roles and responsibilities for the Corporation's employees. Under the contingency funding plans, the Corporation stresses the balance sheet and the liquidity position to critical levels that mimic difficulties in generating funds or even maintaining the current funding position of the Corporation and the Bank and are designed to help ensure the ability of the Corporation and the Bank to honor their respective commitments. The Corporation has established liquidity triggers that the MIALCO monitors in order to maintain the ordinary funding of the banking business. The MIALCO developed contingency funding plans for the following three scenarios: a credit rating downgrade, an economic cycle downturn event, and a concentration event. The Board of Directors' Asset and Liability Committee reviews and approves these plans on an annual basis.

The Corporation manages its liquidity in a proactive manner and in an effort to maintain a sound liquidity position. It uses multiple measures to monitor the liquidity position, including core liquidity, basic liquidity, and time-based reserve measures. As of December 31, 2022, the estimated core liquidity reserve (which includes cash and free high quality liquid assets such as U.S. government and GSEs obligations that could be liquidated within one day) was $3.5 billion, or 19.0% of total assets, compared to $5.6 billion, or 27.0% of total assets as of December 31, 2021. The basic liquidity ratio (which adds available secured lines of credit to the core liquidity) was approximately 22.5% of total assets as of December 31, 2022, compared to 32.7% of total assets as of December 31, 2021. The decrease in the core liquidity reserves is in part due to customer deposits withdrawals and maturities, as well as the funding of loan growth.

As of December 31, 2022, the Corporation had $644.2 million available for credit from the FHLB. The Corporation also maintains borrowing capacity at the FED Discount Window. The Corporation does not consider borrowing capacity from the FED

Discount Window as a primary source of liquidity but had approximately $1.3 billion available for funding under the FED's BIC Program as of December 31, 2022 as an additional contingent source. Total loans pledged to the FED Discount Window amounted to $2.2 billion as of December 31, 2022. The Corporation also does not rely on uncommitted inter-bank lines of credit (federal funds lines) to fund its operations and does not include them in the basic liquidity measure.

As of December 31, 2022, the holding company had $19.3 million of cash and cash equivalents. Cash and cash equivalents at the Bank level as of December 31, 2022 were approximately $479.8 million, primarily balances deposited at the FED. The Bank had $105.8 million in brokered CDs as of December 31, 2022, of which approximately $55.7 million mature over the next twelve months. Liquidity at the Bank level is highly dependent on bank deposits, which fund 86.9% of the Bank's assets (or 86.3% excluding brokered CDs). Historically, the use of brokered CDs has been an additional source of funding for the Corporation as it provides an additional efficient channel for funding diversification and can be obtained faster than regular retail deposits. Brokered CDs have been maintained at low levels due to the excess liquidity and availability of core deposits.

Over the last twelve months, the FED's policy to control the inflationary economic environment, including the rising of market interest rates, have resulted in excess liquidity gradually tapering off and impacting the Corporation's core deposit balances as customers have allocated cash into higher yielding options. During the fourth quarter of 2022, the Corporation increased the use of short-term advances from the FHLB, repurchase agreements, and other sources, such as wholesale funding brokers. The additional use and future levels of these sources of funding are dependent on factors such as the loan portfolio future pipeline, customers continuing to allocate more cash into higher yielding alternatives, among other factors. Funding through these sources could potentially increase the overall cost of funding for the Corporation and impact the net interest margin.

Furthermore, as a provider of financial services, the Corporation routinely enters into commitments with off-balance sheet risk to meet the financial needs of its customers. These financial instruments may include loan commitments and standby letters of credit. These commitments are subject to the same credit policies and approval processes used for on-balance sheet instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. As of December 31, 2022, the Corporation's commitments to extend credit amounted to approximately $1.9 billion. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since certain commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. For most of the commercial lines of credit, the Corporation has the option to reevaluate the agreement prior to additional disbursements. There have been no significant or unexpected draws on existing commitments. In the case of credit cards and personal lines of credit, the Corporation can cancel the unused credit facility at any time and without cause.

The following table summarizes commitments to extend credit and standby letters of credit as of the indicated dates:

	December 31, 2022	December 31, 2021
(In thousands)		
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Construction undisbursed funds	$ 170,639	$ 197,917
Unused personal lines of credit	978,219	1,180,824
Commercial lines of credit	761,634	725,259
Letters of credit:		
Commercial letters of credit	68,647	151,140
Standby letters of credit	9,160	4,342

The Corporation engages in the ordinary course of business in other financial transactions that are not recorded on the balance sheet, or may be recorded on the balance sheet in amounts that are different from the full contract or notional amount of the transaction and, thus, affecting the Corporation's liquidity position. These transactions are designed to (i) meet the financial needs of customers, (ii) manage the Corporation's credit, market and liquidity risks, (iii) diversify the Corporation's funding sources, and (iv) optimize capital.

In addition to the aforementioned off-balance sheet debt obligations and unfunded commitments to extend credit, the Corporation has obligations and commitments to make future payments under contracts, amounting to approximately $3.4 billion as of December 31, 2022. Our material cash requirements comprise primarily of contractual obligations to make future payments related to time deposits, short-term borrowings, long-term debt, and operating lease obligations. We also have other contractual cash obligations related to certain binding agreements we have entered into for services including outsourcing of technology services, security, advertising and other services which are not material to our liquidity needs. We currently anticipate that our available funds, credit facilities, and cash flows from operations will be sufficient to meet our operational cash needs for the foreseeable future.

Off-balance sheet transactions are continuously monitored to consider their potential impact to our liquidity position and changes are applied to the balance between sources and uses of funds, as deemed appropriate, to maintain a sound liquidity position.

Sources of Funding

The Corporation utilizes different sources of funding to help ensure that adequate levels of liquidity are available when needed. Diversification of funding sources is of great importance to protect the Corporation's liquidity from market disruptions. The principal sources of short-term funds are deposits, including brokered CDs. Additional funding is provided by short- and long-term securities sold under agreements to repurchase and lines of credit with the FHLB. Consistent with its strategy, the Corporation has been seeking to add core deposits.

The Asset and Liability Committee reviews credit availability on a regular basis. The Corporation has also sold mortgage loans as a supplementary source of funding and participates in the BIC Program of the FED. The Corporation has also obtained long-term funding in the past through the issuance of notes and long-term brokered CDs.

The Corporation continues to have access to financing through counterparties to repurchase agreements, the FHLB, and other agents, such as wholesale funding brokers. While liquidity is an ongoing challenge for all financial institutions, management believes that the Corporation's available borrowing capacity and efforts to grow retail deposits will be adequate to provide the necessary funding for the Corporation's business plans in the foreseeable future.

The Corporation's principal sources of funding are discussed below:

Deposits

The following table presents the composition of total deposits as of the indicated dates:

(Dollars in thousands)	As of December 31,			
	2022		**2021**	
Interest-bearing savings accounts	$	3,902,888	$	4,729,387
Interest-bearing checking accounts		3,770,993		3,492,645
CDs		2,356,702		2,535,349
Interest-bearing deposits (1)		10,030,583		10,757,381
Non-interest-bearing deposits		6,112,884		7,027,513
Total	$	16,143,467	$	17,784,894
Interest-bearing deposits:				
Average balance outstanding	$	10,562,159	$	10,940,542
Non-interest-bearing deposits:				
Average balance outstanding	$	6,391,171	$	6,063,715
Weighted average rate during the period on interest-bearing deposits		0.44%		0.38%

(1) The weighted-average interest rate on total interest-bearing deposits as of December 31, 2022 and 2021 was 1.03% and 0.31%, respectively.

Retail deposits – The Corporation's deposit products include regular savings accounts, demand deposit accounts, money market accounts, and retail CDs. As of December 31, 2022, the Corporation's deposits, excluding government deposits and brokered CDs, decreased by $1.1 billion to $13.3 billion from $14.4 billion as of December 31, 2021. The $1.1 billion decrease was primarily related to lower balances in commercial savings accounts, retail CDs, and retail demand deposits accounts primarily in the Puerto Rico region, reflecting, among other things, the effect of customers' allocation of cash balances into higher-yielding options and elevated customer spending.

Government deposits – As of December 31, 2022, the Corporation had $2.3 billion of Puerto Rico public sector deposits ($2.2 billion in transactional accounts and $162.6 million in time deposits), compared to $2.7 billion as of December 31, 2021, which are insured by the FDIC up to the applicable limits and the uninsured portion is fully collateralized. Approximately 24% of the public sector deposits as of December 31, 2022 were from municipalities and municipal agencies in Puerto Rico and 76% were from public corporations, the central government and agencies, and U.S. federal government agencies in Puerto Rico. The decrease was primarily related to decreases in transactional account balances of government public corporations that reflect, among other things, utilization of federal funding allocated to Puerto Rico.

In addition, as of December 31, 2022, the Corporation had $442.8 million of government deposits in the Virgin Islands region (December 31, 2021 - $568.4 million) and $11.6 million in the Florida region (December 31, 2021 - $9.6 million).

Estimate of Uninsured Deposits – As of December 31, 2022 and 2021, the estimated amount of uninsured deposits totaled $7.6 billion and $8.9 billion, respectively, generally representing the portion of deposits in domestic offices that exceed the FDIC insurance limit of $250,000 and amounts in any other uninsured deposit account. The balances presented as of December 31, 2022 and 2021 include the uninsured portion of government deposits, which are fully collateralized as previously mentioned. The amount of uninsured deposits is calculated based on the same methodologies and assumptions used for our bank regulatory reporting requirements adjusted for cash held by wholly-owned subsidiaries at the Bank.

The following table presents by contractual maturities the amount of U.S. time deposits in excess of FDIC insurance limits (over $250,000) and other time deposits that are otherwise uninsured as of December 31, 2022:

(In thousands)	3 months or less	3 months to 6 months	6 months to 1 year	Over 1 year	Total
U.S. time deposits in excess of FDIC insurance limits	$ 289,172	$ 56,286	$ 148,966	$ 197,107	$ 691,531
Other uninsured time deposits	$ 21,874	$ 7,027	$ 17,281	$ 4,855	$ 51,037

Brokered CDs – Total brokered CDs increased during 2022 by $5.4 million to $105.8 million as of December 31, 2022, compared to $100.4 million as of December 31, 2021.

The average remaining term to maturity of the brokered CDs outstanding as of December 31, 2022 was approximately 1.6 years.

The use of brokered CDs provides an efficient channel for funding diversification and interest rate management. Brokered CDs are insured by the FDIC up to regulatory limits and can be obtained faster than regular retail deposits.

Refer to "Net Interest Income" above for information about average balances of interest-bearing deposits and the average interest rate paid on deposits for the years ended December 31, 2022, 2021, and 2020.

Borrowings

As of December 31, 2022, total borrowings amounted to $933.9 million, compared to $683.8 million as of December 31, 2021.

The following table presents the composition of total borrowings as of the indicated dates:

(Dollars in thousands)	Weighted Average Rate as of December 31, 2022	As of December 31, 2022	As of December 31, 2021
Short-term securities sold under agreements to repurchase	4.55%	$ 75,133	$ -
Long-term securities sold under agreements to repurchase	-	-	300,000
Short-term advances from FHLB	4.56%	475,000	-
Long-term advances from FHLB	4.25%	200,000	200,000
Other borrowings	7.33%	183,762	183,762
Total	5.04%	$ 933,895	$ 683,762

Securities sold under agreements to repurchase - The Corporation's investment portfolio is funded in part with repurchase agreements. The Corporation's outstanding short-term securities sold under repurchase agreements amounted to $75.1 million as of December 31, 2022 and are scheduled to mature during the first quarter of 2023. The $300.0 million of long-term repurchase agreements that were outstanding as of December 31, 2021 matured or were called close to its maturity during 2022. In addition to these repurchase agreements, the Corporation has been able to maintain access to credit by using cost-effective sources such as FHLB advances. See Note 12 – Securities Sold Under Agreements to Repurchase, to the audited consolidated financial statements included in Item 8 of this Form 10-K, for further details about repurchase agreements outstanding by counterparty and maturities.

Under the Corporation's repurchase agreements, as is the case with derivative contracts, the Corporation is required to pledge cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines due to changes in interest rates, a liquidity crisis or any other factor, the Corporation is required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity. Given the quality of the collateral pledged, the Corporation has not experienced margin calls from counterparties arising from credit-quality-related write-downs in valuations.

Advances from the FHLB – The Bank is a member of the FHLB system and obtains advances to fund its operations under a collateral agreement with the FHLB that requires the Bank to maintain qualifying mortgages and/or investments as collateral for advances taken. As of December 31, 2022, the outstanding balance of fixed-rate FHLB advances was $675.0 million, compared to $200.0 million as of December 31, 2021. The $200.0 million in long-term FHLB advances outstanding as of December 31, 2021 matured and were repaid during the third quarter of 2022. In addition, during the fourth quarter of 2022, the Corporation added $475.0 million of short-term FHLB advances that are scheduled to mature during the first quarter of 2023 and $200.0 million of long-term FHLB advances that are scheduled to mature in November 2027. Of the $675.0 million in FHLB advances, $225.0 million were pledged with investment securities and $450.0 million were pledged with mortgage loans. As of December 31, 2022, the Corporation had $644.2 million available for additional credit on FHLB lines of credit based on collateral pledged at the FHLB of New York.

Trust Preferred Securities – In 2004, FBP Statutory Trusts I and II, statutory trusts that are wholly-owned by the Corporation and not consolidated in the Corporation's financial statements, sold to institutional investors variable-rate TRuPs and used the proceeds of these issuances, together with the proceeds of the purchases by the Corporation of variable rate common securities, to purchase junior subordinated deferrable debentures. The subordinated debentures are presented in the Corporation's consolidated statements of financial condition as other borrowings. As of each of December 31, 2022 and 2021, the Corporation had subordinated debentures outstanding in the aggregate amount of $183.8 million with maturity dates from June 17, 2034 through September 20, 2034. Under the indentures, the Corporation has the right, from time to time, and without causing an event of default, to defer payments of interest on the Junior Subordinated Deferrable Debentures by extending the interest payment period at any time and from time to time during the term of the subordinated debentures for up to twenty consecutive quarterly periods. As of December 31, 2022, the Corporation was current on all interest payments due on its subordinated debt. See Note 14 – Other Borrowings and Note 10 – Non-Consolidated Variable Interest Entities ("VIE") and Servicing Assets, to the audited consolidated financial statements included in Item 8 of this Form 10-K for additional information.

Other Sources of Funds and Liquidity - The Corporation's principal uses of funds are for the origination of loans, the repayment of maturing deposits and borrowings, and deposits withdrawals. In connection with its mortgage banking activities, the Corporation has invested in technology and personnel to enhance the Corporation's secondary mortgage market capabilities.

The enhanced capabilities improve the Corporation's liquidity profile as they allow the Corporation to derive liquidity, if needed, from the sale of mortgage loans in the secondary market. The U.S. (including Puerto Rico) secondary mortgage market is still highly-liquid, in large part because of the sale of mortgages through guarantee programs of the FHA, VA, U.S. Department of Housing and Urban Development ("HUD"), FNMA and FHLMC. During 2022, loans pooled into GNMA MBS amounted to approximately $144.5 million. Also, during 2022, the Corporation sold approximately $93.8 million of performing residential mortgage loans to FNMA and FHLMC.

The FED Discount Window is a cost-efficient contingent source of funding for the Corporation in highly-volatile market conditions. As previously mentioned, although currently not in use, as of December 31, 2022, the Corporation had approximately $1.3 billion available for funding under the FED's Discount Window based on collateral pledged at the FED.

Effect of Credit Ratings on Access to Liquidity

The Corporation's liquidity is contingent upon its ability to obtain external sources of funding to finance its operations. The Corporation's current credit ratings and any downgrade in credit ratings can hinder the Corporation's access to new forms of external funding and/or cause external funding to be more expensive, which could, in turn, adversely affect its results of operations. Also, changes in credit ratings may further affect the fair value of unsecured derivatives whose value takes into account the Corporation's own credit risk.

The Corporation does not have any outstanding debt or derivative agreements that would be affected by credit rating downgrades. Furthermore, given the Corporation's non-reliance on corporate debt or other instruments directly linked in terms of pricing or volume to credit ratings, the liquidity of the Corporation has not been affected in any material way by downgrades. The Corporation's ability to access new non-deposit sources of funding, however, could be adversely affected by credit downgrades.

As of the date hereof, the Corporation's credit as a long-term issuer is rated BB+ by S&P and BB by Fitch. As of the date hereof, FirstBank's credit ratings as a long-term issuer are BB+ by S&P, one notch below S&P's minimum BBB- level required to be considered investment grade; and BB by Fitch, two notches below Fitch's minimum BBB- level required to be considered investment grade. The Corporation's credit ratings are dependent on a number of factors, both quantitative and qualitative, and are subject to change at any time. The disclosure of credit ratings is not a recommendation to buy, sell or hold the Corporation's securities. Each rating should be evaluated independently of any other rating.

Cash Flows

Cash and cash equivalents were $480.5 million as of December 31, 2022, a decrease of $2.1 billion when compared to December 31, 2021. The following discussion highlights the major activities and transactions that affected the Corporation's cash flows during 2022 and 2021:

Cash Flows from Operating Activities

First BanCorp.'s operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes that cash flows from operations, available cash balances, and the Corporation's ability to generate cash through short and long-term borrowings will be sufficient to fund the Corporation's operating liquidity needs for the foreseeable future.

For the years ended December 31, 2022 and 2021, net cash provided by operating activities was $440.5 million and $399.7 million, respectively. Net cash generated from operating activities was higher than reported net income largely as a result of adjustments for non-cash items such as depreciation and amortization, deferred income tax expense and the provision for credit losses, as well as cash generated from sales of loans held for sale.

Cash Flows from Investing Activities

The Corporation's investing activities primarily relate to originating loans to be held for investment, as well as purchasing, selling, and repaying available-for-sale and held-to-maturity debt securities. For the year ended December 31, 2022, net cash used in investing activities was $681.5 million, primarily due to purchases of U.S. agencies debentures and MBS and net disbursements on loans held for investment, partially offset by repayments of U.S. agencies MBS and proceeds from sales of commercial loan participations.

For the year ended December 31, 2021, net cash used in investing activities was $1.3 billion, primarily due to a higher volume of purchases of U.S. agencies investment securities and liquidity used to fund commercial and consumer loan originations, partially offset by principal collected on loans and U.S. agencies MBS repayments, as well as proceeds from U.S. agencies bonds called prior to maturity, the bulk sale of residential mortgage nonaccrual loans, and the sale of criticized commercial and construction loans.

Cash Flows from Financing Activities

The Corporation's financing activities primarily include the receipt of deposits and the issuance of brokered CDs, the issuance of and payments on long-term debt, the issuance of equity instruments, return of capital, and activities related to its short-term funding. For the year ended December 31, 2022, net cash used by financing activities was $1.8 billion, mainly reflecting a decrease in total deposits, the repayment of long-term debt, and capital returned to stockholders. These variances were partially offset by proceeds from short-term borrowings.

For the year ended December 31, 2021, net cash provided by financing activities was $1.9 billion, mainly reflecting an increase in non-brokered deposits, partially offset by capital returned to stockholders, and repayment of matured long-term FHLB advances and brokered CDs.

Capital

As of December 31, 2022, the Corporation's stockholders' equity was $1.3 billion, a decrease of $776.2 million from December 31, 2021. The decrease was driven by a $718.6 million decline in the fair value of available-for-sale debt securities recorded as part of accumulated other comprehensive loss in the consolidated statements of financial condition, as a result of changes in market interest rates. The decrease also reflects the repurchase of 19.4 million shares of common stock for a total purchase price of approximately $275.0 million, and common stock dividends declared in 2022 totaling $88.2 million or $0.46 per common share, partially offset by earnings generated during 2022.

On February 9, 2023, the Corporation's Board of Directors declared a quarterly cash dividend of $0.14 per common share, which represents an increase of $0.02 per common share, or a 17% increase, compared to its most recent dividend paid in December 2022. The dividend is payable on March 10, 2023 to shareholders of record at the close of business on February 24, 2023. The Corporation intends to continue to pay quarterly dividends on common stock. The Corporation's common stock dividends, including the declaration, timing and amount, remain subject to the consideration and approval by the Corporation's Board of Directors at the relevant times.

During the first quarter of 2022, the Corporation completed its prior $300 million stock repurchase program announced in 2021 by purchasing through open market transactions 3.4 million shares of its common stock for the $50 million remaining in the program. On April 27, 2022, the Corporation announced that its Board of Directors approved a new stock repurchase program, under which the Corporation may repurchase up to $350 million of its outstanding common stock, which commenced in the second quarter of 2022 and at the time was expected to be executed over four quarters. The Corporation's share repurchase program does not obligate it to acquire any specific number of shares. As of February 21, 2023, the Corporation has repurchased approximately 18.1 million shares of common stock for a total purchase price of $254.9 million under the $350 million stock repurchase program approved in April 2022. The Parent Company has no operations and depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments, stock repurchases, and to fund all payments on its obligations, including debt obligations.

The tangible common equity ratio and tangible book value per common share are non-GAAP financial measures generally used by the financial community to evaluate capital adequacy. Tangible common equity is total common equity less goodwill, and other intangible assets. Tangible assets are total assets less the previously mentioned intangible assets. See "Basis of Presentation" below for additional information.

The following table is a reconciliation of the Corporation's tangible common equity and tangible assets, non-GAAP financial measures, to total equity and total assets, respectively, as of December 31, 2022 and 2021, respectively:

(In thousands, except ratios and per share information)		December 31, 2022		December 31, 2021
Total equity - GAAP	$	1,325,540	$	2,101,767
Goodwill		(38,611)		(38,611)
Purchased credit card relationship intangible		(205)		(1,198)
Core deposit intangible		(20,900)		(28,571)
Insurance customer relationship intangible		(13)		(165)
Tangible common equity	**$**	**1,265,811**	**$**	**2,033,222**
Total assets - GAAP	$	18,634,484	$	20,785,275
Goodwill		(38,611)		(38,611)
Purchased credit card relationship intangible		(205)		(1,198)
Core deposit intangible		(20,900)		(28,571)
Insurance customer relationship intangible		(13)		(165)
Tangible assets	**$**	**18,574,755**	**$**	**20,716,730**
Common shares outstanding		**182,709**		**201,827**
Tangible common equity ratio		**6.81%**		**9.81%**
Tangible book value per common share	**$**	**6.93**	**$**	**10.07**

The Corporation's tangible common equity ratio decreased to 6.81% as of December 31, 2022, compared to 9.81% as of December 31, 2021. The decrease in tangible common equity includes the effect of the $718.6 million decrease in the fair value of available-for-sale debt securities due to changes in market interest rates recognized as part of other accumulated other comprehensive loss.

See Note 29 - Regulatory Matters, Commitments and Contingencies for the regulatory capital positions of the Corporation and FirstBank as of December 31, 2022 and 2021, respectively.

The Banking Law of the Commonwealth of Puerto Rico requires that a minimum of 10% of FirstBank's net income for the year be transferred to a legal surplus reserve until such surplus equals the total of paid-in-capital on common and preferred stock. Amounts transferred to the legal surplus reserve from retained earnings are not available for distribution to the Corporation without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The Puerto Rico Banking Law provides that, when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, must be charged against the legal surplus reserve, as a reduction thereof. If the legal surplus reserve is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and the Bank cannot pay dividends until it can replenish the legal surplus reserve to an amount of at least 20% of the original capital contributed. During the years ended December 31, 2022 and 2021, the Corporation transferred $30.9 million and $28.3 million, respectively, to the legal surplus reserve. FirstBank's legal surplus reserve, included as part of retained earnings in the Corporation's consolidated statements of financial condition, amounted to $168.5 and $137.6 million as of December 31, 2022 and 2021, respectively.

Capital risk is the risk that our capital is insufficient to support our business activities under normal and stressed market conditions or we face capital reductions or risk-weighted assets increases, including from new or revised rules or changes in interpretations of existing rules, and are therefore unable to meet our internal capital targets or external regulatory capital requirements. Capital adequacy is of critical importance to us. Accordingly, we have in place a comprehensive capital management policy that provides a framework, defines objectives and establishes guidelines to maintain an appropriate level and composition of capital in both business-as-usual and stressed conditions. Our capital management framework is designed to provide us with the information needed to comprehensively manage risk and develop and apply projected stress scenarios that capture idiosyncratic vulnerabilities with a goal of holding sufficient capital to remain adequately capitalized even after experiencing a severe stress event. We have established a comprehensive governance structure to manage and oversee our capital management activities and compliance with capital rules and related policies. Capital planning activities are overseen by the Capital Planning Committee which is chaired by the CEO and is comprised of the following members: the CFO, CRO, and the Corporate Strategy and Investor Relations Officer. In addition, committees and members of senior management are responsible for the ongoing monitoring of our capital adequacy and evaluate current and future regulatory capital requirements, review the results of our capital planning and stress tests processes and the results of our capital models, and review our contingency funding and capital plan and key capital adequacy metrics, including regulatory capital ratios.

Interest Rate Risk Management

First BanCorp manages its asset/liability position to limit the effects of changes in interest rates on net interest income and to maintain stability of profitability under varying interest rate scenarios. The MIALCO oversees interest rate risk and monitors, among other things, current and expected conditions in global financial markets, competition and prevailing rates in the local deposit market, liquidity, loan originations pipeline, securities market values, recent or proposed changes to the investment portfolio, alternative funding sources and related costs, hedging and the possible purchase of derivatives such as swaps and caps, and any tax or regulatory issues which may be pertinent to these areas. The MIALCO approves funding decisions in light of the Corporation's overall strategies and objectives.

On a quarterly basis, the Corporation performs a consolidated net interest income simulation analysis to estimate the potential change in future earnings from projected changes in interest rates. These simulations are carried out over a one-to-five-year time horizon, assuming upward and downward yield curve shifts. The rate scenarios considered in these simulations reflect gradual upward and downward interest rate movements of 200 basis points ("bps") during a twelve-month period. The Corporation carries out the simulations in two ways:

(1) Using a static balance sheet, as the Corporation had on the simulation date, and
(2) Using a dynamic balance sheet based on recent patterns and current strategies.

The balance sheet is divided into groups of assets and liabilities by maturity or re-pricing structure and their corresponding interest yields and costs. As interest rates rise or fall, these simulations incorporate expected future lending rates, current and expected future funding sources and costs, the possible exercise of options, changes in prepayment rates, deposit decay and other factors, which may be important in projecting net interest income.

The Corporation uses a simulation model to project future movements in the Corporation's balance sheet and income statement. The starting point of the projections corresponds to the actual values on the balance sheet on the date of the simulations. These simulations are highly complex and are based on many assumptions that are intended to reflect the general behavior of the balance sheet components over the modeled periods. It is unlikely that actual events will match these assumptions in all cases. For this reason, the results of these forward-looking computations are only approximations of the true sensitivity of net interest income to changes in market interest rates. Several benchmark and market rate curves were used in the modeling process, primarily the LIBOR/SWAP curve, SOFR curve, Prime Rate, U.S. Treasury yield curve, FHLB rates, brokered CDs rates, repurchase agreements rates, and the mortgage commitment rate of 30 years.

As of December 31, 2022, the Corporation forecasted the 12-month net interest income assuming December 31, 2022 interest rate curves remain constant. Then, net interest income was estimated under rising and falling rates scenarios. For rising rates scenarios, a gradual (ramp) parallel upward shift of the yield curve is assumed during the first twelve months (the "+200 ramp" scenario). Conversely, for the falling rates scenario, a gradual (ramp) parallel downward shift of the yield curve is assumed during the first twelve months (the "-200 ramp" scenario).

The LIBOR/Swap rates for December 31, 2022, as compared to the January 31, 2022 rates used for the December 31, 2021 sensitivity analysis, reflected an increase in the short-term sector of the curve, that is between one to twelve months, of 449 basis points ("bps") on average; while market rates increased in the medium-term sector of the curve, that is between 2 to 5 years, by 274 bps. In the long-term sector, that is over 5-year maturities, market rates increased 196 bps as compared to January 31, 2022. A similar pattern in market rates changes were observed in the Treasury and the SOFR curve of 416 and 410 bps in the short-term sector, respectively, 282 and 247 in the medium-term sector, respectively, and 200 and 167 bps in the long-term sector, respectively.

The following table presents the results of the simulations as of December 31, 2022 and 2021. Consistent with prior years, these exclude non-cash changes in the fair value of derivatives:

| | December 31, 2022 Net Interest Income Risk (Projected for the next 12 months) | | | | December 31, 2021 Net Interest Income Risk (Projected for the next 12 months) | | | |
| | Static Simulation | | Growing Balance Sheet | | Static Simulation | | Growing Balance Sheet | |
(Dollars in millions)	$ Change	% Change	$ Change	% Change	$ Change	% Change	$ Change	% Change
+ 200 bps ramp	$ 7.8	0.96 %	$ 11.5	1.37 %	$ 34.5	4.81 %	$ 39.1	5.17 %
- 200 bps ramp	$ (13.1)	(1.61)%	$ (17.0)	(2.03)%	$ (12.2)	(1.70)%	$ (13.5)	(1.78)%

The Corporation continues to manage its balance sheet structure to control and limit the overall interest rate risk by managing its asset composition while maintaining a sound liquidity position. As of December 31, 2022 and 2021, the simulations showed that the Corporation continues to have an asset-sensitive position.

As of December 31, 2022, the net interest income for the next twelve months under a non-static balance sheet scenario is estimated to increase by $11.5 million in the rising rate scenario, when compared against the base simulation. The decrease in net interest income sensitivity for the +200 bps ramp scenario, as compared to December 31, 2021, is primarily driven by the size and mix of the balance sheet coupled with changes in market interest rates and its impact on deposit betas. As of December 31, 2022, the starting point of the simulation reflects lower balances in more sensitive assets such as cash and cash equivalents as a result of the overall decline in total deposits. In addition, the repricing of the more sensitive interest-bearing deposits, such as government deposits, have resulted in increases in deposit betas which ultimately impact net interest income.

As of December 31, 2022, under a falling rate, non-static balance sheet scenario, the net interest income is estimated to decrease by $17.0 million, when compared against the base simulation. The increase in net interest income sensitivity for the -200 bps ramp scenario, when compared to December 31, 2021, was driven by higher sensitivity in the asset side as a result of rate decompression as market rates move away from historically low interest rate levels, allowing for greater downward interest rate shifts, which more than offset the aforementioned repricing of the more sensitive interest-bearing deposits described above.

Derivatives

First BanCorp. uses derivative instruments and other strategies to manage its exposure to interest rate risk caused by changes in interest rates beyond management's control.

As of December 31, 2022 and 2021, the Corporation considered all of its derivative instruments to be undesignated economic hedges. For detailed information regarding the volume of derivative activities (*e.g.*, notional amounts), location and fair values of derivative instruments in the consolidated statements of financial condition and the amount of gains and losses reported in the consolidated statements of income, see Note 24 - Derivative Instruments and Hedging Activities, to the audited consolidated financial statements included in Item 8 of this Form 10-K.

Credit Risk Management

First BanCorp. is subject to credit risk mainly with respect to its portfolio of loans receivable and off-balance-sheet instruments, principally loan commitments. Loans receivable represents loans that First BanCorp. holds for investment and, therefore, First BanCorp. is at risk for the term of the loan. Loan commitments represent commitments to extend credit, subject to specific conditions, for specific amounts and maturities. These commitments may expose the Corporation to credit risk and are subject to the same review and approval process as for loans made by the Bank. See "Liquidity Risk and Capital Adequacy" above for further details. The Corporation manages its credit risk through its credit policy, underwriting, monitoring of loan concentrations and related credit quality, counterparty credit risk, economic and market conditions, and legislative or regulatory mandates. The Corporation also performs independent loan review and quality control procedures, statistical analysis, comprehensive financial analysis, established management committees, and employs proactive collection and loss mitigation efforts. Furthermore, personnel performing structured loan workout functions are responsible for mitigating defaults and minimizing losses upon default within each region and for each business segment. In the case of the commercial and industrial, commercial mortgage and construction loan portfolios, the Special Asset Group ("SAG") focuses on strategies for the accelerated reduction of non-performing assets through note sales, short sales, loss mitigation programs, and sales of OREO. In addition to the management of the resolution process for problem loans, the SAG oversees collection efforts for all loans to prevent migration to the nonaccrual and/or adversely classified status. The SAG utilizes relationship officers, collection specialists and attorneys.

The Corporation may also have risk of default in the securities portfolio. The securities held by the Corporation are principally fixed-rate U.S. agencies MBS and U.S. Treasury and agencies securities. Thus, a substantial portion of these instruments is backed by mortgages, a guarantee of a U.S. GSE or the full faith and credit of the U.S. government.

Management, consisting of the Corporation's Commercial Credit Risk Officer, Retail Credit Risk Officer, Chief Credit Officer, and other senior executives, has the primary responsibility for setting strategies to achieve the Corporation's credit risk goals and objectives. Management has documented these goals and objectives in the Corporation's Credit Policy.

Allowance for Credit Losses and Non-performing Assets

Allowance for Credit Losses for Loans and Finance Leases

The ACL for loans and finance leases represents the estimate of the level of reserves appropriate to absorb expected credit losses over the estimated life of the loans. The amount of the allowance is determined using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience is a significant input for the estimation of expected credit losses, as well as adjustments to historical loss information made for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term. Additionally, the Corporation's assessment involves evaluating key factors, which include credit and macroeconomic indicators, such as changes in unemployment rates, property values, and other relevant factors to account for current and forecasted market conditions that are likely to cause estimated credit losses over the life of the loans to differ from historical credit losses. Such factors are subject to regular review and may change to reflect updated performance trends and expectations, particularly in times of severe stress. The process includes judgments and quantitative elements that may be subject to significant change. Further, the Corporation periodically considers the need for qualitative reserves to the ACL. Qualitative adjustments may be related to and include, but are not limited to, factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others. The ACL for loans and finance leases is reviewed at least on a quarterly basis as part of the Corporation's continued evaluation of its asset quality.

During 2022, the Corporation applied probability weights to the baseline and alternative downside economic scenarios to estimate the ACL with the baseline scenario carrying the highest weight. In weighting these macroeconomic scenarios, the Corporation applied judgment based on a variety of factors such as economic uncertainties including continued conflict in Ukraine, the overall inflationary environment, and a potential slowdown in economic activity as a result of the FED's policy actions to control inflationary economic conditions. For periods prior to 2022, the Corporation calculated the ACL using the baseline scenario. As of December 31, 2022, the Corporation's ACL model considered the following assumptions for key economic variables in the probability-weighted economic scenarios:

- Average Commercial Real Estate Price Index forecast for the year 2023 is expected to contract by 2.96%, compared to an average projected appreciation for 2023 of 8.68% as of December 31, 2021.

- Average Regional Home Price Index forecast for year 2023 in Puerto Rico (purchase only prices) shows a deterioration of 6.88%, when compared to the forecast for 2023 as of December 31, 2021.

- An increase in levels of regional unemployment in Puerto Rico to 8.55% for the year 2023, compared to the forecast for 2023 of 7.60% as of December 31, 2021. For the Florida region and the U.S. mainland, an increase in unemployment rate to 4.23% and 4.83%, respectively, for the year 2023, compared to 2.88% and 3.49%, respectively, for 2023 as of December 31, 2021.

- A decrease in real GDP in the U.S. mainland to 0.26% for the year 2023, compared to the forecast for 2023 of 2.84% as of December 31, 2021.

It is difficult to estimate how potential changes in one factor or input might affect the overall ACL because management considers a wide variety of factors and inputs in estimating the ACL. Changes in the factors and inputs considered may not occur at the same rate and may not be consistent across all geographies or product types, and changes in factors and inputs may be directionally inconsistent, such that improvement in one factor or input may offset deterioration in others. However, to demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts as of December 31, 2022, management compared the modeled estimates under the probability-weighted economic scenarios against a more adverse scenario. Under this more adverse scenario, as an example, average unemployment rate for the Puerto Rico region increases to 9.16% for the year 2023, compared to 8.55% for the same period on the probability-weighted economic scenario projections.

To demonstrate the sensitivity to key economic parameters used in the calculation of our ACL at December 31, 2022, management calculated the difference between our quantitative ACL and this more adverse scenario. Excluding consideration of qualitative adjustments, this sensitivity analysis would result in a hypothetical increase in our ACL of approximately $41 million at December 31, 2022. This analysis relates only to the modeled credit loss estimates and is not intended to estimate changes in the overall ACL as it does not reflect any potential changes in other adjustments to the qualitative calculation, which would also be influenced by the judgment management applies to the modeled lifetime loss estimates to reflect the uncertainty and imprecision of these estimates based on current circumstances and conditions. Recognizing that forecasts of macroeconomic conditions are inherently uncertain, particularly in light of the recent economic conditions and challenges, which continue to evolve, management believes that its process to consider the available information and associated risks and uncertainties is appropriately governed and that its estimates of expected credit losses were reasonable and appropriate for the period ended December 31, 2022.

As of December 31, 2022, the ACL for loans and finance leases was $260.5 million, down approximately $8.5 million from December 31, 2021. The ACL reduction for commercial and construction loans was $20.8 million during 2022, primarily reflecting reduced uncertainties related to the COVID-19 pandemic, particularly on loans in the hotel, transportation and entertainment industries; and, to a lesser extent, the effect during the second half of 2022 of reserve releases totaling $4.8 million associated with two adversely classified loans that were paid off or sold, partially offset by an increase in the size of the loan portfolio and a less favorable economic outlook in the projection of certain forecasted macroeconomic variables, such as the CRE price index. In addition, there was an ACL reduction of $12.0 million for residential mortgage loans, partially offset by a $24.3 million increase in the ACL for consumer loans. The net reduction in the ACL for residential mortgage loans was primarily driven by the overall decrease in the size of this portfolio and, to a lesser extent, a decrease in qualitative adjustments due to improvements in underlying portfolio metrics. The ACL increase for consumer loans was mainly driven by a less favorable long-term outlook of certain macroeconomic variables, such as the regional unemployment rate, and an increasing trend in delinquency and charge-off levels in the consumer loan portfolios.

The ratio of the ACL for loans and finance leases to total loans held for investment decreased to 2.25% as of December 31, 2022, compared to 2.43% as of December 31, 2021. An explanation for the change for each portfolio follows:

- The ACL to total loans ratio for the residential mortgage portfolio decreased from 2.51% as of December 31, 2021 to 2.20% as of December 31, 2022, primarily due to a decrease in qualitative adjustments due to improvements in underlying portfolio metrics.

- The ACL to total loans ratio for the commercial mortgage portfolio decreased from 2.43% as of December 31, 2021 to 1.49% as of December 31, 2022, primarily reflecting reduced uncertainties related to the COVID-19 pandemic, as previously discussed.

- The ACL to total loans ratio for the commercial and industrial portfolio was 1.14% as of December 31, 2022, relatively flat when compared to 1.19% as of December 31, 2021.

- The ACL to total loans ratio for the construction loan portfolio decreased from 2.91% as of December 31, 2021 to 1.74% as of December 31, 2022, primarily reflecting reductions in qualitative reserves mostly associated to previously-identified specific risks for a construction project in Florida that were resolved during the first quarter of 2022.

- The ACL to total loans ratio for the consumer loan portfolio increased from 3.57% as of December 31, 2021 to 3.83% as of December 31, 2022, primarily associated to a less favorable long-term outlook of certain macroeconomic variables and an increasing trend in delinquency and charge-off levels in the consumer loan portfolios.

The ratio of the total ACL for loans and finance leases to nonaccrual loans held for investment was 289.61% as of December 31, 2022, compared to 242.99% as of December 31, 2021.

Substantially all of the Corporation's loan portfolio is located within the boundaries of the U.S. economy. Whether the collateral is located in Puerto Rico, the U.S. and British Virgin Islands, or the U.S. mainland (mainly in the state of Florida), the performance of the Corporation's loan portfolio and the value of the collateral supporting the transactions are dependent upon the performance of and conditions within each specific area's real estate market. The Corporation believes it sets adequate loan-to-value ratios following its regulatory and credit policy standards.

As shown in the following tables, the ACL for loans and finance leases amounted to $260.5 million as of December 31, 2022, or 2.25% of total loans, compared with $269.0 million, or 2.43% of total loans, as of December 31, 2021. See "Results of Operations - Provision for Credit Losses" above for additional information.

Year Ended December 31,	2022	2021	2020
(Dollars in thousands)			
ACL for loans and finance leases, beginning of year	$ 269,030	$ 385,887	$ 155,139
Impact of adopting CECL	-	-	81,165
Initial allowance on purchased credit deteriorated ("PCD") loans	-	-	28,744
Provision for credit losses - expense (benefit):			
Residential mortgage	(8,734)	(16,957)	22,427 (1)
Commercial mortgage	(18,994)	(55,358)	81,125 (1)
Commercial and Industrial	(1,770)	(8,549)	6,627 (1)
Construction	(2,342)	(1,408)	2,105
Consumer and finance leases	57,519	20,552	56,433 (1)
Total provision for credit losses - expense (benefit)	25,679	(61,720)	168,717 (1)
Charge-offs:			
Residential mortgage	(6,890)	(33,294)(2)	(11,017)
Commercial mortgage	(85)	(1,494)	(3,330)
Commercial and Industrial	(2,067)	(1,887)	(3,634)
Construction	(123)	(87)	(76)
Consumer and finance leases	(48,165)	(43,948)	(46,483)
Total charge offs	(57,330)	(80,710)	(64,540)
Recoveries:			
Residential mortgage	3,547	4,777	1,519
Commercial mortgage	1,372	281	1,936
Commercial and Industrial	2,459	6,776	3,192
Construction	725	163	184
Consumer and finance leases	14,982	13,576	9,831
Total recoveries	23,085	25,573	16,662
Net charge-offs	(34,245)	(55,137)(3)	(47,878)
ACL for loans and finance leases, end of year	$ 260,464	$ 269,030	$ 385,887
ACL for loans and finance leases to year-end total loans held for investment	2.25%	2.43%	3.28%
Net charge-offs to average loans outstanding during the year	0.31%	0.48%	0.48%
Provision for credit losses - expense (benefit) for loans and finance leases to net charge-offs during the year	0.75x	-1.12x	3.52x

(1) Includes a $37.5 million charge related to the establishment of the initial reserves for non-PCD loans acquired in conjunction with the BSPR acquisition consisting of: (i) a $13.6 million charge related to non-PCD residential mortgage loans; (ii) a $9.2 million charge related to non-PCD commercial mortgage loans, (iii) a $4.6 million charge related to non-PCD commercial and industrial loans, and (iv) a $10.1 million charge related to non-PCD consumer loans.

(2) Includes net charge-offs totaling $23.1 million associated with a bulk sale of residential nonaccrual loans and related servicing advance receivables.

(3) Excluding net charge-offs associated with the bulk sale, total net charge-offs to related average loans for the year ended 2023 was 0.28%.

The following table sets forth information concerning the allocation of the Corporation's ACL for loans and finance leases by loan category and the percentage of loan balances in each category to the total of such loans as of the indicated dates:

As of December 31,	2022		2021	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
(Dollars in thousands)				
Residential mortgage loans	$ 62,760	25%	$ 74,837	27%
Commercial mortgage loans	35,064	20%	52,771	20%
Commercial and industrial loans	32,906	25%	34,284	26%
Construction loans	2,308	1%	4,048	1%
Consumer loans and finance leases	127,426	29%	103,090	26%
	$ 260,464	100%	$ 269,030	100%

The following table sets forth information concerning the composition of the Corporation's loan portfolio and related ACL by loan category as of the indicated dates:

As of December 31, 2022 (Dollars in thousands)	Residential Mortgage Loans	Commercial Mortgage Loans	C&I Loans	Construction Loans	Consumer and Finance Leases	Total
Total loans held for investment:						
Amortized cost of loans	$ 2,847,290	$ 2,358,851	$ 2,886,263	$ 132,953	$ 3,327,468	$ 11,552,825
Allowance for credit losses	62,760	35,064	32,906	2,308	127,426	260,464
Allowance for credit losses to amortized cost	2.20 %	1.49 %	1.14 %	1.74 %	3.83 %	2.25 %

As of December 31, 2021 (Dollars in thousands)	Residential Mortgage Loans	Commercial Mortgage Loans	C&I Loans	Construction Loans	Consumer and Finance Leases	Total
Total loans held for investment:						
Amortized cost of loans	$ 2,978,895	$ 2,167,469	$ 2,887,251	$ 138,999	$ 2,888,044	$ 11,060,658
Allowance for credit losses	74,837	52,771	34,284	4,048	103,090	269,030
Allowance for credit losses to amortized cost	2.51 %	2.43 %	1.19 %	2.91 %	3.57 %	2.43 %

Allowance for Credit Losses for Unfunded Loan Commitments

The Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk as a result of a contractual obligation to extend credit, such as pursuant to unfunded loan commitments and standby letters of credit for commercial and construction loans, unless the obligation is unconditionally cancellable by the Corporation. The ACL for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. As of December 31, 2022, the ACL for off-balance sheet credit exposures increased by $2.7 million to $4.3 million, when compared to December 31, 2021, mainly driven by an increase in balance of unfunded loan commitments principally due to newly originated facilities which remained undrawn as of December 31, 2022.

Allowance for Credit Losses for Held-to-Maturity Debt Securities

As of December 31, 2022, the ACL for held-to-maturity securities portfolio was entirely related to financing arrangements with Puerto Rico municipalities issued in bond form, which the Corporation accounts for as securities, but which were underwritten as loans with features that are typically found in commercial loans. As of December 31, 2022, the ACL for held-to-maturity debt securities was $8.3 million, compared to $8.6 million as of December 31, 2021.

Allowance for Credit Losses for Available-for-Sale Debt Securities

The ACL for available-for-sale debt securities, which is associated with private label MBS and a residential pass-through MBS issued by the PRHFA, was $0.5 million as of December 31, 2022, compared to $1.1 million as of December 31, 2021.

Nonaccrual Loans and Non-performing Assets

Total non-performing assets consist of nonaccrual loans (generally loans held for investment or loans held for sale on which the recognition of interest income was discontinued when the loan became 90 days past due or earlier if the full and timely collection of interest or principal is uncertain), foreclosed real estate and other repossessed properties, and non-performing investment securities, if any. When a loan is placed in nonaccrual status, any interest previously recognized and not collected is reversed and charged against interest income. Cash payments received are recognized when collected in accordance with the contractual terms of the loans. The principal portion of the payment is used to reduce the principal balance of the loan, whereas the interest portion is recognized on a cash basis (when collected). However, when management believes that the ultimate collectability of principal is in doubt, the interest portion is applied to the outstanding principal. The risk exposure of this portfolio is diversified as to individual borrowers and industries, among other factors. In addition, a large portion is secured with real estate collateral. See Note 1 – Nature of Business and Summary of Significant Accounting Policies, to the audited consolidated financial statements included in Item 8 of this Form 10-K, for additional information.

Nonaccrual Loans Policy

Residential Real Estate Loans — The Corporation generally classifies real estate loans in nonaccrual status when it has not received interest and principal for a period of 90 days or more.

Commercial and Construction Loans — The Corporation classifies commercial loans (including commercial real estate and construction loans) in nonaccrual status when it has not received interest and principal for a period of 90 days or more or when it does not expect to collect all of the principal or interest due to deterioration in the financial condition of the borrower.

Finance Leases — The Corporation classifies finance leases in nonaccrual status when it has not received interest and principal for a period of 90 days or more.

Consumer Loans — The Corporation classifies consumer loans in nonaccrual status when it has not received interest and principal for a period of 90 days or more. Credit card loans continue to accrue finance charges and fees until charged-off at 180 days delinquent.

Purchased Credit Deteriorated Loans — For PCD loans, the nonaccrual status is determined in the same manner as for other loans, except for PCD loans that prior to the adoption of CECL were classified as purchased credit impaired ("PCI") loans and accounted for under ASC Subtopic 310-30, "Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC Subtopic 310-30). As allowed by CECL, the Corporation elected to maintain pools of loans accounted for under ASC Subtopic 310-30 as "units of accounts," conceptually treating each pool as a single asset. Regarding interest income recognition, the prospective transition approach for PCD loans was applied at a pool level, which froze the effective interest rate of the pools as of January 1, 2020. According to regulatory guidance, the determination of nonaccrual or accrual status for PCD loans with respect to which the Corporation has made a policy election to maintain previously existing pools upon adoption of CECL should be made at the pool level, not the individual asset level. In addition, the guidance provides that the Corporation can continue accruing interest and not report the PCD loans as being in nonaccrual status if the following criteria are met: (i) the Corporation can reasonably estimate the timing and amounts of cash flows expected to be collected; and (ii) the Corporation did not acquire the asset primarily for the rewards of ownership of the underlying collateral, such as the use in operations or improving the collateral for resale. Thus, the Corporation continues to exclude these pools of PCD loans from nonaccrual loan statistics.

Other Real Estate Owned

OREO acquired in settlement of loans is carried at fair value less estimated costs to sell the real estate acquired. Appraisals are obtained periodically, generally on an annual basis.

Other Repossessed Property

The other repossessed property category generally included repossessed boats and autos acquired in settlement of loans. Repossessed boats and autos are recorded at the lower of cost or estimated fair value.

Other Non-Performing Assets

This category consisted of a residential pass-through MBS issued by the PRHFA placed in non-performing status in the second quarter of 2021 based on the delinquency status of the underlying second mortgage loans.

Loans Past-Due 90 Days and Still Accruing

These are accruing loans that are contractually delinquent 90 days or more. These past-due loans are either current as to interest but delinquent as to the payment of principal (i.e., well secured and in process of collection) or are insured or guaranteed under applicable FHA, VA, or other government-guaranteed programs for residential mortgage loans. Furthermore, as required by instructions in regulatory reports, loans past due 90 days and still accruing include loans previously pooled into GNMA securities for which the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria (e.g., borrowers fail to make any payment for three consecutive months). For accounting purposes, these GNMA loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability. In addition, loans past due 90 days and still accruing include PCD loans, as mentioned above, and credit cards that continue accruing interest until charged-off at 180 days.

Troubled debt restructurings ("TDRs") are classified as either accrual or nonaccrual loans. A loan in nonaccrual status and restructured as a TDR will remain in nonaccrual status until the borrower has proven the ability to perform under the modified structure, generally for a minimum of six months, and there is evidence that such payments can and are likely to continue as agreed. The Corporation considers performance prior to the restructuring, or significant events that coincide with the restructuring, in assessing whether the borrower can meet the new terms, which may result in the loan being returned to accrual status at the time of the restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

The following table presents non-performing assets as of the indicated dates:

(Dollars in thousands)	December 31, 2022		December 31, 2021	
Nonaccrual loans held for investment:				
Residential mortgage	$	42,772	$	55,127
Commercial mortgage		22,319		25,337
Commercial and Industrial		7,830		17,135
Construction		2,208		2,664
Consumer and finance leases		14,806		10,454
Total nonaccrual loans held for investment [1]		89,935		110,717
OREO		31,641		40,848
Other repossessed property		5,380		3,687
Other assets [2]		2,202		2,850
Total non-performing assets [1]	$	129,158	$	158,102
Past due loans 90 days and still accruing [3][4][5]	$	80,517	$	115,448
Non-performing assets to total assets		0.69 %		0.76 %
Nonaccrual loans held for investment to total loans held for investment		0.78 %		1.00%
ACL for loans and finance leases	$	260,464	$	269,030
ACL for loans and finance leases to total nonaccrual loans held for investment		289.61 %		242.99 %
ACL for loans and finance leases to total nonaccrual loans held for investment, excluding residential real estate loans		552.26 %		483.95 %

(1) Nonaccrual loans exclude $328.1 million and $363.4 million of TDR loans that were in compliance with the modified terms and in accrual status as of December 31, 2022 and 2021, respectively.

(2) Residential pass-through MBS issued by the PRHFA held as part of the available-for-sale debt securities portfolio.

(3) Includes PCD loans previously accounted for under ASC Subtopic 310-30 for which the Corporation made the accounting policy election of maintaining pools of loans as "units of account" both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more amounted to $12.0 million and $20.6 million as of December 31, 2022 and 2021, respectively.

(4) Includes FHA/VA government-guaranteed residential mortgage as loans past-due 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15 months delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $28.2 million and $46.6 million of FHA government guaranteed residential mortgage loans that were over 15 months delinquent as of December 31, 2022 and 2021, respectively.

(5) Includes rebooked loans, which were previously pooled into GNMA securities, amounting to $10.3 million and $7.2 million as of December 31, 2022 and 2021, respectively. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, the loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

Total nonaccrual loans were $89.9 million as of December 31, 2022. This represents a net decrease of $20.8 million from $110.7 million as of December 31, 2021. The net decrease was primarily related to a $12.8 million reduction in nonaccrual commercial and construction loans, mostly driven by $8.5 million in loans returned to accrual status and $8.5 million in collections, partially offset by inflows of $5.7 million. In addition, nonaccrual residential mortgage loans decreased by $12.3 million mainly related to $15.4 million of loans restored to accrual status, $11.8 million in collections, and $3.9 million in loans transferred to OREO during 2022, partially offset by inflows of $20.3 million. These variances were partially offset by a $4.3 million increase in nonaccrual consumer loans, mostly related to the continued trend of growth in the auto loan and finance leases portfolios.

The following table shows non-performing assets by geographic segment as of the indicated dates:

(In thousands)	December 31, 2022		December 31, 2021	
Puerto Rico:				
Nonaccrual loans held for investment:				
Residential mortgage	$	28,857	$	39,256
Commercial mortgage		14,341		15,503
Commercial and Industrial		5,859		14,708
Construction		831		1,198
Consumer and finance leases		14,142		10,177
Total nonaccrual loans held for investment		64,030		80,842
OREO		28,135		36,750
Other repossessed property		5,275		3,456
Other assets		2,202		2,850
Total non-performing assets	$	99,642	$	123,898
Past due loans 90 days and still accruing	$	76,417	$	114,001
Virgin Islands:				
Nonaccrual loans held for investment:				
Residential mortgage	$	6,614	$	8,719
Commercial mortgage		7,978		9,834
Commercial and Industrial		1,179		1,476
Construction		1,377		1,466
Consumer		469		144
Total nonaccrual loans held for investment		17,617		21,639
OREO		3,475		3,450
Other repossessed property		76		187
Total non-performing assets	$	21,168	$	25,276
Past due loans 90 days and still accruing	$	4,100	$	1,265
United States:				
Nonaccrual loans held for investment:				
Residential mortgage	$	7,301	$	7,152
Commercial and Industrial		792		951
Consumer		195		133
Total nonaccrual loans held for investment		8,288		8,236
OREO		31		648
Other repossessed property		29		44
Total non-performing assets	$	8,348	$	8,928
Past due loans 90 days and still accruing	$	-	$	182

Nonaccrual commercial mortgage loans decreased by $3.0 million to $22.3 million as of December 31, 2022, from $25.3 million as of December 31, 2021. The decrease was primarily associated to collections and loans restored to accrual status during 2022, partially offset by the migration to nonaccrual status of a $2.9 million commercial mortgage loan related to the health care industry in the Puerto Rico region.

Nonaccrual commercial and industrial loans decreased by $9.3 million to $7.8 million as of December 31, 2022, from $17.1 million as of December 31, 2021. The decrease was primarily associated with loans restored to accrual status during 2022, including a $5.2 million commercial and industrial loan in the Puerto Rico region, and collections, including the repayment of a $1.2 million commercial and industrial loan in the Puerto Rico region. This variance was partially offset by inflows, including the inflow of a $1.1 million commercial and industrial loan related to the entertainment industry in the Puerto Rico region.

Nonaccrual construction loans decreased by $0.5 million to $2.2 million as of December 31, 2022, from $2.7 million as of December 31, 2021.

The following tables present the activity of commercial and construction nonaccrual loans held for investment for the indicated periods:

	Commercial Mortgage		Commercial & Industrial		Construction		Total	
(In thousands)								
Year ended December 31, 2022								
Beginning balance	$	25,337	$	17,135	$	2,664	$	45,136
Plus:								
Additions to nonaccrual		2,934		2,749		20		5,703
Less:								
Loans returned to accrual status		(1,585)		(6,864)		(48)		(8,497)
Nonaccrual loans transferred to OREO		(549)		(273)		(130)		(952)
Nonaccrual loans charge-offs		(83)		(385)		(114)		(582)
Loan collections		(3,333)		(4,934)		(184)		(8,451)
Reclassification		(402)		402		-		-
Ending balance	$	22,319	$	7,830	$	2,208	$	32,357

	Commercial Mortgage		Commercial & Industrial		Construction		Total	
(In thousands)								
Year ended December 31, 2021								
Beginning balance	$	29,611	$	20,881	$	12,971	$	63,463
Plus:								
Additions to nonaccrual		5,090		4,367		23		9,480
Less:								
Loans returned to accrual status		(2,376)		(752)		(319)		(3,447)
Nonaccrual loans transferred to OREO		(1,011)		(1,441)		(252)		(2,704)
Nonaccrual loans charge-offs		(1,433)		(629)		(86)		(2,148)
Loan collections		(4,326)		(6,471)		(6,585)		(17,382)
Reclassification		(218)		1,180		-		962
Nonaccrual loans sold, net of charge-offs		-		-		(3,088)		(3,088)
Ending balance	$	25,337	$	17,135	$	2,664	$	45,136

Nonaccrual residential mortgage loans decreased by $12.3 million to $42.8 million as of December 31, 2022, compared to $55.1 million as of December 31, 2021. The decrease was primarily related to loans restored to accrual status of $15.4 million, $11.8 million in collections, including the payoff of an individual loan of approximately $1.3 million, foreclosures of $3.9 million, and charge-offs of $1.6 million during the year ended in 2022, partially offset by inflows, including the inflow of an individual loan of approximately $1.4 million.

The following table presents the activity of residential nonaccrual loans held for investment for the indicated periods:

	Year ended December 31,	
	2022	2021
(In thousands)		
Beginning balance	$ 55,127	$ 125,367
Plus:		
Additions to nonaccrual	20,320	33,543
Less:		
Loans returned to accrual status	(15,362)	(15,918)
Nonaccrual loans transferred to OREO	(3,895)	(8,058)
Nonaccrual loans charge-offs (1)	(1,594)	(26,735)
Loan collections	(11,824)	(20,595)
Reclassification	-	(962)
Nonaccrual loans sold	-	(31,515)
Ending balance	$ 42,772	$ 55,127

(1) For the year ended December 31, 2021, includes net charge-offs totaling $23.1 million associated with the bulk sale of residential mortgage nonaccrual loans and related servicing advance receivables.

The amount of nonaccrual consumer loans, including finance leases, increased by $4.3 million to $14.8 million as of December 31, 2022, compared to $10.5 million as of December 31, 2021. The increase was mainly reflected in the auto loans and finance leases portfolio.

As of December 31, 2022, approximately $15.3 million of the loans placed in nonaccrual status, mainly commercial loans, were current, or had delinquencies of less than 90 days in their interest payments, including $7.8 million of TDRs maintained in nonaccrual status until the restructured loans meet the criteria of sustained payment performance under the revised terms for reinstatement to accrual status and there is no doubt about full collectability. Collections on these loans are being recorded on a cash basis through earnings, or on a cost-recovery basis, as conditions warrant.

During the year ended December 31, 2022, interest income of approximately $0.9 million related to nonaccrual loans with a carrying value of $24.1 million as of December 31, 2022, mainly nonaccrual commercial and construction loans, was applied against the related principal balances under the cost-recovery method.

Total loans in early delinquency (*i.e.*, 30-89 days past due loans, as defined in regulatory reporting instructions) amounted to $104.9 million as of December 31, 2022, an increase of $14.6 million, compared to $90.3 million as of December 31, 2021. The variances by major portfolio categories were as follows:

- Consumer loans in early delinquency increased by $21.5 million to $70.9 million as of December 31, 2022, mainly reflected in auto loans.

- Residential mortgage loans in early delinquency decreased by $6.0 million to $28.2 million as of December 31, 2022.

- Commercial and construction loans in early delinquency decreased by $0.9 million to $5.8 million as of December 31, 2022.

In addition, the Corporation provides homeownership preservation assistance to its customers through a loss mitigation program. Depending upon the nature of borrowers' financial condition, restructurings or loan modifications through this program, as well as other restructurings of individual commercial, commercial mortgage, construction, and residential mortgage loans, fit the definition of a TDR. A restructuring of a debt constitutes a TDR if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. Modifications involve changes in one or more of the loan terms that bring a defaulted loan current and provide sustainable affordability. Changes may include, among others, the extension of the maturity of the loan and modifications of the loan rate. As of December 31, 2022, the Corporation's total TDR loans held for investment amounted to $366.7 million, a decrease of $48.0 million from $414.7 million as of December 31, 2021. The decrease was mainly related to payoffs and paydowns of residential mortgage and commercial and industrial loans.

See Note 4 - Loans Held for Investment, to the audited consolidated financial statements included in Item 8 of this Form 10-K, for additional information and statistics about the Corporation's TDR loans.

To assist borrowers affected by the passing of Hurricane Fiona through Puerto Rico on September 17, 2022, the Corporation established a Natural Disaster Deferral or Extension Program, with a term that did not extend beyond December 31, 2022, for residents of Puerto Rico that were directly impacted by the passing of the hurricane. This program provided payment deferral or term extension on a one payment basis, that did not exceed three payments, to retail borrowers (*i.e.*, borrowers with personal loans, auto loans, finance leases, credit cards and residential mortgage loans) that contacted the Corporation by October 31, 2022, to request the payment extension. Loans continued to accrue interest during the deferral or extension period. For credit cards, borrowers who were 30 days or less past due as of September 16, 2022 were eligible for this program. For residential mortgage loans and consumer loans, borrowers who were 60 days or less past due as of September 16, 2022 were eligible for this program. For both consumer and residential mortgage loans subject to the deferral programs, each borrower was required to opt in on a monthly basis to the program and had to resume making their regularly scheduled loan payments at the end of the deferral period. For consumer loans, deferred amounts extended the maturity date by the number of deferred periods. For residential mortgage loans, deferred amounts were moved to the end of the loan term. Borrowers that made a payment during any given month were not eligible for the program during that month. Furthermore, for customers that opted into the program, the delinquency status of loans subject to the deferral or extension program was frozen to the status that existed in the month prior to the relief granted.

Loans subject to the above-described program were not considered TDRs since the deferral or extension was considered insignificant. Borrowers were eligible for payment deferral or extension of three payments only if cumulative payment extensions granted during the last 12 months did not exceed six payments, including the extensions granted through this program. As of December 31, 2022, the Corporation entered into deferral or extension payment agreements on consumer and residential mortgage loans totaling $73.1 million pursuant to this program. Customers who were unable to resume making their contractual loan payments upon exiting from these deferral programs may require further assistance and may receive or be eligible to receive modifications, which could be considered TDRs.

The OREO portfolio, which is part of non-performing assets, decreased by $9.2 million to $31.6 million as of December 31, 2022, compared to $40.8 million as of December 31, 2021. The following tables show the composition of the OREO portfolio as of December 31, 2022 and 2021, as well as the activity of the OREO portfolio by geographic area during the year ended December 31, 2022:

OREO Composition by Region

(In thousands)		As of December 31, 2022				
		Puerto Rico	Virgin Islands	Florida		Consolidated
Residential	$	23,388	$ 606	$	31	$ 24,025
Commercial		3,042	2,810		-	5,852
Construction		1,705	59		-	1,764
	$	28,135	$ 3,475	$	31	$ 31,641

(In thousands)		As of December 31, 2021				
		Puerto Rico	Virgin Islands	Florida		Consolidated
Residential	$	28,396	$ 489	$	648	$ 29,533
Commercial		4,521	2,810		-	7,331
Construction		3,833	151		-	3,984
	$	36,750	$ 3,450	$	648	$ 40,848

OREO Activity by Region

(In thousands)		For the year ended December 31, 2022				
		Puerto Rico	Virgin Islands	Florida		Consolidated
Beginning Balance	$	36,750	$ 3,450	$	648	$ 40,848
Additions		14,719	601		31	15,351
Sales		(20,727)	(590)		(648)	(21,965)
Write-downs and other adjustments		(2,607)	14		-	(2,593)
Ending Balance	$	28,135	$ 3,475	$	31	$ 31,641

Net Charge-offs and Total Credit Losses

Net charge-offs totaled $34.2 million for the year ended December 31, 2022, or 0.31% of average loans on an annualized basis, compared to $55.1 million, or annualized 0.48% of average loans for the year ended December 31, 2021. The bulk sale of nonaccrual residential mortgage loans added $23.1 million in net charge-offs for the year ended December 31, 2021. Excluding the effect of net charge-offs related to the bulk sale, total net charge-offs in 2021 were $32.0 million, or 0.28% of average loans.

Residential mortgage loans net charge-offs for the year ended December 31, 2022 were $3.3 million, or an annualized 0.12% of average residential loans, compared to $28.5 million, or an annualized 0.87% of average residential mortgage loans, for the year ended December 31, 2021. Excluding the effect of net charge-offs related to the bulk sale, residential mortgage loans net charge-offs for the year ended December 31, 2021 were $5.4 million, or 0.17% of average residential mortgage loans. Approximately $1.4 million in charge-offs recorded during 2022 resulted from valuations of collateral dependent residential mortgage loans, compared to $5.7 million in 2021. Net charge-offs on residential mortgage loans also included $2.6 million during the year ended December 31, 2022 related to foreclosures recorded in 2022, compared to $2.8 million recorded for the same period in 2021.

Commercial mortgage loans net recoveries for the year ended December 31, 2022 were $1.3 million, or an annualized 0.06% of average commercial mortgage loans, compared to net charge-offs of $1.2 million, or an annualized 0.06% of related average loans for the year ended December 31, 2021. Commercial mortgage loans net recoveries for 2022 included recoveries totaling $1.2 million associated with two commercial mortgage relationships.

Commercial and industrial loans net recoveries for the year ended December 31, 2022 were $0.4 million, or an annualized 0.01% of average commercial and industrial loans, compared to $4.9 million, or an annualized 0.16% of related average loans for the year ended December 31, 2021. The lower net recoveries for 2022 reflects both the effect of a $1.7 million charge-off recognized in connection with the sale of an adversely classified commercial and industrial loan participation in the Florida region in 2022 and the effect in 2021 of a $5.2 million loan loss recovery recognized in connection with the paydown of a nonaccrual commercial and industrial loan participation in the Puerto Rico region.

Construction loans net recoveries for the year ended December 31, 2022 were $0.6 million, or an annualized 0.49% of average construction loans, compared to $0.1 million, or an annualized 0.04% of related average loans, for the same period in 2021. The net recoveries for 2022 included a $0.5 million loan loss recovery of a construction loan in the Puerto Rico region.

Net charge-offs of consumer loans and finance leases for the year ended December 31, 2022 were $33.2 million, or 1.07% of related average loans, compared to $30.4 million, or 1.11% of related average loans, for 2021. The increase in 2022 was primarily reflected in the personal loan portfolio, when compared to the same period in 2021. Notwithstanding, the net charge-off ratio for 2022 decreased due to a higher average balance of loans held-in-portfolio that more than offset the increase in net charge-offs.

The following table presents net charge-offs (recoveries) to average loans held-in-portfolio for the indicated periods:

| | Year Ended December 31, | | |
	2022	**2021**	**2020**
Residential mortgage [1]	0.12 %	0.87%	0.30%
Commercial mortgage	(0.06)%	0.06%	0.08%
Commercial and Industrial	(0.01)%	(0.16)%	0.02%
Construction	(0.49)%	(0.04)%	(0.06)%
Consumer loans and finance leases	1.07 %	1.11%	1.53%
Total loans [1]	0.31 %	0.48%	0.48%

[1] For the year ended December 31, 2021, includes net charge-offs totaling $23.1 million associated with the bulk sale of residential nonaccrual loans and related servicing advance receivables. Excluding net charge-offs associated with the bulk sale, residential mortgage and total net charge-offs to related average loans for the year ended 2021 was 0.17% and 0.28%, respectively.

The following table presents net charge-offs (recoveries) to average loans held in various portfolios by geographic segment for the indicated periods:

	Year Ended December 31,		
	2022	**2021**	**2020**
PUERTO RICO:			
Residential mortgage (1)	0.14 %	1.09 %	0.39 %
Commercial mortgage	(0.04)%	0.08 %	0.26 %
Commercial and Industrial	(0.11)%	(0.30)%	- %
Construction	(1.68)%	(0.05)%	(0.11)%
Consumer and finance leases	1.07 %	1.10 %	1.51 %
Total loans (1)	0.37 %	0.59 %	0.62 %
VIRGIN ISLANDS:			
Residential mortgage	0.18 %	0.06 %	0.17 %
Commercial mortgage	(0.22)%	(0.23)%	(0.18)%
Construction	- %	- %	(0.04)%
Consumer and finance leases	1.23 %	1.16 %	0.65 %
Total loans	0.23 %	0.13 %	0.13 %
FLORIDA:			
Residential mortgage	(0.03)%	(0.01)%	- %
Commercial mortgage	(0.10)%	(0.01)%	(0.48)%
Commercial and Industrial	0.17 %	0.10 %	0.04 %
Construction	(0.06)%	(0.04)%	(0.05)%
Consumer and finance leases	0.30 %	2.15 %	4.35 %
Total loans	0.05 %	0.07 %	- %

(1) For the year ended December 31, 2021, includes net charge-offs totaling $23.1 million associated with the bulk sale of residential nonaccrual loans and related servicing advance receivables. Excluding net charge-offs associated with the bulk sale, residential mortgage and total net charge-offs to related average loans in the Puerto Rico region for the year ended 2021 was 0.21% and 0.34%, respectively.

The above ratios are not necessarily indicative of the results expected in subsequent periods.

Total net charge-offs plus gains on OREO operations for the year ended December 31, 2022 amounted to $28.4 million, or a loss rate of 0.25% of average loans and repossessed assets, compared to losses of $53.0 million, or a loss rate of 0.46% on an annualized basis, for the year ended December 31, 2021.

The following table presents information about the OREO inventory and credit losses for the indicated periods:

	Year Ended December 31,		
	2022	2021	2020
(Dollars in thousands)			
OREO			
OREO balances, carrying value:			
Residential	$ 24,025	$ 29,533	$ 32,418
Commercial	5,852	7,331	44,356
Construction	1,764	3,984	6,286
Total	$ 31,641	$ 40,848	$ 83,060
OREO activity (number of properties):			
Beginning property inventory	418	513	697
Properties acquired	156	167	120
Properties disposed	(230)	(262)	(304)
Ending property inventory	344	418	513
Average holding period (in days)			
Residential	606	700	626
Commercial	2,570	2,018	2,170
Construction	2,185	2,115	2,151
Total average holding period (in days)	1,057	1,075	1,566
OREO operations gain (loss):			
Market adjustments and gains (losses) on sale:			
Residential	$ 7,742	$ 4,166	$ (29)
Commercial	420	(1,182)	(886)
Construction	(418)	820	(484)
Total net gain (loss)	7,744	3,804	(1,399)
Other OREO operations expenses	(1,918)	(1,644)	(2,199)
Net Gain (Loss) on OREO operations	$ 5,826	$ 2,160	$ (3,598)
(CHARGE-OFFS) RECOVERIES			
Residential charge-offs, net (1)	$ (3,343)	$ (28,517)	$ (9,498)
Commercial recoveries (charge-offs), net	1,679	3,676	(1,836)
Construction recoveries, net	602	76	108
Consumer and finance leases charge-offs, net	(33,183)	(30,372)	(36,652)
Total charge-offs, net	(34,245)	(55,137)	(47,878)
TOTAL CREDIT LOSSES (2)	$ (28,419)	$ (52,977)	$ (51,476)
LOSS RATIO PER CATEGORY (3)			
Residential	(0.15)%	0.74 %	0.30 %
Commercial	(0.04)	(0.05)	0.06
Construction	(0.15)	(0.48)	0.21
Consumer	1.07	1.11	1.53
TOTAL CREDIT LOSS RATIO (4)	**0.25 %**	**0.46 %**	**0.51 %**

(1) For the year ended December 31, 2021, includes net charge-offs totaling $23.1 million associated with the bulk sale of residential nonaccrual loans and related servicing advance receivables.

(2) Equal to net gain (loss) on OREO operations plus charge-offs, net.

(3) Calculated as net charge-offs plus market adjustment and gains (losses) on sale of OREO divided by average loans and repossessed assets.

(4) Calculated as net charge-offs plus net gain (loss) on OREO operations divided by average loans and repossessed assets.

Operational Risk

The Corporation faces ongoing and emerging risk and regulatory pressure related to the activities that surround the delivery of banking and financial products. Coupled with external influences, such as market conditions, security risks, and legal risks, the potential for operational and reputational loss has increased. To mitigate and control operational risk, the Corporation has developed, and continues to enhance, specific internal controls, policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization. The purpose of these mechanisms is to provide reasonable assurance that the Corporation's business operations are functioning within the policies and limits established by management.

The Corporation classifies operational risk into two major categories: business-specific and corporate-wide affecting all business lines. For business specific risks, a risk assessment group works with the various business units to ensure consistency in policies, processes and assessments. With respect to corporate-wide risks, such as information security, business recovery, and legal and compliance, the Corporation has specialized groups, such as the Legal Department, Information Security, Corporate Compliance, and Operations. These groups assist the lines of business in the development and implementation of risk management practices specific to the needs of the business groups.

Legal and Compliance Risk

Legal and compliance risk includes the risk of noncompliance with applicable legal and regulatory requirements, the risk of adverse legal judgments against the Corporation, and the risk that a counterparty's performance obligations will be unenforceable. The Corporation is subject to extensive regulation in the different jurisdictions in which it conducts its business, and this regulatory scrutiny has been significantly increasing over the years. The Corporation has established, and continues to enhance, procedures that are designed to ensure compliance with all applicable statutory, regulatory and any other legal requirements. The Corporation has a Compliance Director who reports to the Chief Risk Officer and is responsible for the oversight of regulatory compliance and implementation of an enterprise-wide compliance risk assessment process. The Compliance division has officer roles in each major business area with direct reporting responsibilities to the Corporate Compliance Group.

Concentration Risk

The Corporation conducts its operations in a geographically concentrated area, as its main market is Puerto Rico. Of the total gross loan portfolio held for investment of $11.6 billion as of December 31, 2022, the Corporation had credit risk of approximately 79% in the Puerto Rico region, 18% in the United States region, and 3% in the Virgin Islands region.

Update on the Puerto Rico Fiscal and Economic Situation

A significant portion of the Corporation's business activities and credit exposure is concentrated in the Commonwealth of Puerto Rico, which has experienced economic and fiscal distress over the last decade. Since declaring bankruptcy and benefitting from the enactment of the federal Puerto Rico Oversight, Management and Economic Stability Act ("PROMESA") in 2016, the Government of Puerto Rico has made progress on fiscal matters primarily by restructuring a large portion of its outstanding public debt and identifying funding sources for its unfunded pension system.

Economic Indicators

On November 10, 2022, the Puerto Rico Planning Board ("PRPB") presented the Economic Report to the Governor, which provides an analysis of Puerto Rico's economy during fiscal year 2021 and a short-term forecast for fiscal years 2022 and 2023. According to the PRPB, Puerto Rico's real gross national product ("GNP") expanded by 1.0% in fiscal year 2021, significantly above the PRPB's original baseline projection of a 2.0% contraction. According to the report, real GNP growth was primarily driven by a sharp increase in personal consumption expenditures reflecting the relaxation of COVID-related restrictions, as well as the impact of the substantial disaster relief funding deployed over the period. To a lesser extent, growth in fiscal year 2021 was also driven by a higher level of investments in machinery, equipment, and construction. These favorable variances were partially offset by an increase in imports, a reduction in exports, and a negative change in the level of inventories. According to the PRPB's baseline projection the Puerto Rico economy is forecasted to continue growing for fiscal years 2022 and 2023. Among the key assumptions included in this forecast is the positive impact expected from the ongoing disbursements of disaster recovery funds ($2.8 billion and $4.0 billion in fiscal years 2022 and 2023, respectively), as well as the stimulus from remaining pandemic relief funds ($1.1 billion and $632 million in fiscal years 2022 and 2023, respectively), and the inclusion of Puerto Rico in the Earned Income Tax Credit and the Child Tax Credit.

There are other indicators that gauge economic activity and are published with greater frequency, for example, the Economic Development Bank for Puerto Rico's Economic Activity Index ("EDB-EAI"). Although not a direct measure of Puerto Rico's real GNP, the EDB-EAI is correlated to Puerto Rico's real GNP. For December 2022, preliminary estimates showed that the EDB-EAI increased 1.6% and 0.6% on a month-over-month and year-over-year basis, respectively. Similarly, for calendar year 2022, the preliminary data reflects that the index averaged 124.4 during the year, which would represent a 1.8% increase from the comparable figure in 2021.

Fiscal Plan

On January 27, 2022, the PROMESA oversight board certified the 2022 Fiscal Plan for Puerto Rico. Similar to previous fiscal plans, the 2022 Fiscal Plan incorporates updated information related to the macroeconomic environment, as well as government revenues, expenditures, structural reform efforts, and recent increases in federal funding. More importantly, the 2022 Fiscal Plan reflects the Commonwealth Plan of Adjustment confirmed by the U.S. District Court for the District of Puerto Rico. Relative to the previous fiscal plan, the 2022 Fiscal Plan incorporates a new set of expenditure projections that factor in the now-established debt service requirements pursuant to the Plan of Adjustment, as well as additional investments enabled by the increased resources available to the government. Accordingly, the 2022 Fiscal Plan projects unrestricted surplus after debt service to average $1 billion annually between fiscal years 2022 and 2031. The 2022 Fiscal Plan prioritizes resource allocations across three major themes: (i) investing in the operational capacity of the government to deliver services with Civil Service Reform, (ii) prioritizing obligations to current and future retirees, and (iii) creating a fiscally responsible post-bankruptcy government.

The 2022 Fiscal Plan contains an updated macroeconomic forecast that reflects the adverse impact of the pandemic-induced recession at the end of fiscal year 2020, followed by a forecasted rebound and recovery in fiscal years 2021 through 2023. Similar to the previous fiscal plan, the 2022 Fiscal Plan incorporates a real growth series that was adjusted for the short-term income effects resulting from the extraordinary unemployment insurance and other pandemic-related direct transfer programs. Specifically, the 2022 Fiscal Plan estimates that Puerto Rico's GNP will grow by 5.2% in fiscal year 2022, followed by a 0.6% growth in fiscal year 2023. Excluding the effect on household income from the unprecedented pandemic-related federal government stimulus, the 2022 Fiscal Plan estimates that real GNP growth would be 2.6% and 0.9% in fiscal years 2022 and 2023, respectively.

Over the past few years, Puerto Rico has benefited from historical levels of federal support, creating new opportunities to address high-priority needs. The 2022 Fiscal Plan projects that approximately $84 billion of disaster relief funding in total, from federal and private sources, will be disbursed in the reconstruction process over a period of 18 years (2018 to 2035). Moreover, since the previous fiscal plan was certified in 2021, the Commonwealth's available resources have significantly increased principally as a result of two major developments: (i) incremental federal funding for health care as a result of the recent guidance issued by the Centers for Medicare and Medicaid Services, which increases the federal funding cap by over $2 billion per year, and (ii) improved local revenue collections as a result of a better-than-expected recovery, increased local consumption and economic activity enabled by enhanced income support programs (e.g., incremental funding of approximately $460 million for the Nutrition Assistance Program). The 2022 Fiscal Plan provides a roadmap to take advantage of this unique opportunity, create an environment of fiscal stability, and develop the conditions for long-term growth and economic development, while continuing to underline the need to implement structural reforms to maximize the positive impact of federal recovery funds.

Debt Restructuring

After more than four years since the Commonwealth entered Title III, on January 18, 2022, the U.S. District Court for the District of Puerto Rico (the "Court") issued an order to confirm the Plan of Adjustment to restructure approximately $35 billion of debt and other claims against the Commonwealth of Puerto Rico, the PBA, and the ERS; and more than $50 billion of pension liabilities. The Plan of Adjustment became effective on March 15, 2022, as the Government of Puerto Rico completed the exchange of more than $33 billion of existing bonds and other claims into approximately $7 billion of new bonds. As a result, annual debt service for the Commonwealth is anticipated to decrease from a maximum of $3.9 billion prior to the restructuring to $1.15 billion each year. In addition, the Commonwealth made more than $10 billion in cash payments to various creditor groups, as well as implemented the Pension Reserve Trust provisions created in the Plan of Adjustment. The Pension Reserve Trust is projected to be funded with more than $10 billion in contributions over the next 10 years, including $1.4 billion that were contributed on September 30, 2022. Confirmation and implementation of the Plan of Adjustment marks a major milestone in the overall debt restructuring process and creates a foundation for Puerto Rico's recovery and economic growth.

On October 12, 2022, the Court issued an order to confirm the Puerto Rico Highway and Transportation Authority's ("HTA") Plan of Adjustment to restructure approximately $6.4 billion in claims. On December 6, 2022, the HTA Plan of Adjustment became effective. The transactions therein significantly lessen HTA's debt burden by reducing HTA's funded debt by 75%, from $6.4 billion to $1.245 billion senior and $359 million subordinate HTA toll road-supported debt. The substantial consummation of the HTA Plan of Adjustment represents a significant achievement in advancing Puerto Rico's public policy objective to attain fiscal responsibility and to access the capital markets and is expected to enable HTA to make the necessary investments to improve and maintain Puerto Rico's roads and other transportation infrastructure.

On February 9, 2023, the PROMESA oversight board filed an amended proposed Plan of Adjustment and Disclosure Statement to restructure the debt of the Puerto Rico Electric Power Authority ("PREPA-POA"). The PREPA-POA proposes to cut PREPA's more than $10 billion of debt and other claims by almost half, to approximately $5.68 billion. According to the PROMESA oversight board, the restructured debt would be paid by a hybrid charge (the "Legacy Charge") consisting of a flat connection fee and a volumetric charge based on the amount of PREPA customers' electricity usage that would be added to the electricity bills. The proposed Legacy Charge is subject to approval by the Puerto Rico Energy Bureau, the independent energy regulator. The Court will hold a hearing to consider approval of the Disclosure Statement on February 28, 2023.

Other Developments

On September 17, 2022, Hurricane Fiona made landfall on the southwestern part of Puerto Rico with winds exceeding 100 miles per hour in some areas and leaving historic amounts of rain, causing a complete power outage in Puerto Rico, which in turn led to water service interruptions for over 778,000 residents in the Island. Following the passage of the hurricane, President Biden granted the Governor's request for a declaration of a major disaster for all 78 municipalities in Puerto Rico, and as a result, all municipalities have access to FEMA's Public Assistance Programs for response and reconstruction projects. In addition, the local government, in collaboration with the PROMESA oversight board, has enacted numerous emergency response measures to provide immediate funding and assistance to municipalities and governmental agencies. As of October 14, 2022, 99% of both Puerto Rico's water and electric services had been restored.

Notable progress continues to be made as part of the ongoing efforts of prioritizing the restoration, improvement, and modernization of Puerto Rico's infrastructure. According to the Central Office for Recovery, Reconstruction, and Resiliency ("COR3"), progress is evidenced by the significant increase in permanent work projects that have already started executing the reconstruction efforts with FEMA obligated funding. As of September 30, 2022, there were a total of 5,637 active permanent work projects reported, more than twice the comparable amount reported as of December 31, 2021, of 2,650 projects. Furthermore, on October 5, 2022, COR3 announced that during the first nine months of 2022, the Government had already reached its goal for the entire year of disbursing approximately $1 billion in advances and reimbursements for projects led by municipalities, government dependencies and non-profit organizations, through FEMA's Public Assistance program. Such progress has been mainly driven by the implementation of the Working Capital Advance ("WCA") program during June 2022. The WCA program, which was originally made available to municipalities and more recently extended to PREPA, PRASA and other government agencies, advances 25% of the total cost of obligated projects that have not commenced due to lack of funding. According to COR3, the extension of the WCA program to these additional entities is expected to accelerate the pace of disbursements going forward.

On January 25, 2023, the Government of Puerto Rico announced that the Puerto Rico Public-Private Partnerships Authority ("P3A") selected Genera PR LLC ("Genera") to operate and maintain PREPA's legacy power plants pursuant to a 10-year Operation and Maintenance Agreement. Genera was selected by the P3A after a competitive process that began in 2020. Under the agreement, Genera will operate, maintain, decommission, and modernize the PREPA-owned thermal power generation system of approximately 3,600 MW after a mobilization period. In this role, Genera will manage the operating budget, fuel contracts and federal funds for the generation fleet on behalf of PREPA. Key features of Genera's proposal selected by the P3A include (i) significant cost-savings for the benefit of Puerto Rico's ratepayers through fuel management and streamlined operations, (ii) improved reliability and efficiency across the generation system with a focus on distributed power and microgrids, (iii) retirement of antiquated power plants while ensuring there is reliable, low-cost and cleaner generation in load centers to support the transition to renewables, and (iv) commitment to local hiring and plans to recruit, train and incentivize employees. Headquartered in San Juan, PR, Genera is a power and energy service provider, and an independently managed subsidiary of New Fortress Energy (NASDAQ: NFE).

On January 26, 2023, FEMA announced that it had recently approved approximately $422 million to restore and renovate 37 multi-family residential properties belonging to the Public Housing Administration due to damaged caused by Hurricane María. These works will benefit over 5,400 families throughout the island. According to FEMA, the funds include nearly $165.3 million for measures that seek to strengthen the facilities, thus mitigating future damage from other disasters.

The PROMESA oversight board, in collaboration with the Government of Puerto Rico, is currently in the process of developing, submitting, and certifying the 2023 Fiscal Plan for the Commonwealth of Puerto Rico (the "2023 Fiscal Plan"). On January 25, 2023, the PROMESA oversight board sent a letter to the Governor of Puerto Rico outlining a revised schedule in order to allow additional time for the integration of more recent information regarding Puerto Rico's macroeconomic environment, federal funding, and Government revenues and expenditures that will underpin the Fiscal Year 2024 development process in the spring of 2023. According to the letter, the PROMESA oversight board expects to certify the 2023 Fiscal Plan on or before March 16, 2023. In a separate letter sent to the Governor on February 16, 2023, the PROMESA oversight board mentioned that the fact that this will be the first fiscal plan to be certified in a fully post-restructuring environment presents a unique opportunity to focus the 2023 Fiscal Plan on three pillars: (i) entrenching a legacy of strong fiscal management to prevent a recurrence of past challenges and secure a stable base for future prosperity, (ii) establishing conditions for economic prosperity to improve the livelihood of Puerto Rico's citizens and bolster public finances to facilitate key government programs, (ii) instilling a culture of public-sector excellence through targeted actions focused on enhancing the foundation for high performance in the public sector.

Exposure to Puerto Rico Government

As of December 31, 2022, the Corporation had $338.9 million of direct exposure to the Puerto Rico government, its municipalities and public corporations, compared to $360.1 million as of December 31, 2021. As of December 31, 2022, approximately $183.4 million of the exposure consisted of loans and obligations of municipalities in Puerto Rico that are supported by assigned property tax revenues and for which, in most cases, the good faith, credit and unlimited taxing power of the applicable municipality have been pledged to their repayment, and $114.0 million of loans and obligations which are supported by one or more specific sources of municipal revenues. Approximately 72% of the Corporation's exposure to Puerto Rico municipalities consisted primarily of senior priority loans and obligations concentrated in four of the largest municipalities in Puerto Rico. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and notes. Furthermore, municipalities are also likely to be affected by the negative economic and other effects resulting from the COVID-19 pandemic, as well as expense, revenue, or cash management measures taken to address the Puerto Rico government's fiscal problems and measures included in fiscal plans of other government entities. In addition to municipalities, the total direct exposure also included $10.8 million in loans to an affiliate of PREPA, $27.4 million in loans to an agency of the Puerto Rico central government, and obligations of the Puerto Rico government, specifically a residential pass-through MBS issued by the PRHFA, at an amortized cost of $3.3 million as part of its available-for-sale debt securities portfolio (fair value of $2.2 million as of December 31, 2022).

The following table details the Corporation's total direct exposure to Puerto Rico government obligations according to their maturities:

	As of December 31, 2022		
	Investment Portfolio (Amortized cost)	Loans	Total Exposure
(In thousands)			
Puerto Rico Housing Finance Authority:			
After 10 years	$ 3,331	$ -	$ 3,331
Total Puerto Rico Housing Finance Authority	3,331	-	3,331
Puerto Rico public corporation:			
After 5 to 10 years	-	27,354	27,354
Total Puerto Rico public corporation	-	27,354	27,354
Affiliate of the Puerto Rico Electric Power Authority:			
Due within one year	-	10,849	10,849
Total Puerto Rico government affiliate	-	10,849	10,849
Total Puerto Rico public corporation and government affiliate	-	38,203	38,203
Municipalities:			
Due within one year	1,202	19,093	20,295
After 1 to 5 years	42,530	55,901	98,431
After 5 to 10 years	55,956	56,652	112,608
After 10 years	66,022	-	66,022
Total Municipalities	165,710	131,646	297,356
Total Direct Government Exposure	$ 169,041	$ 169,849	$ 338,890

In addition, as of December 31, 2022, the Corporation had $84.7 million in exposure to residential mortgage loans that are guaranteed by the PRHFA, a governmental instrumentality that has been designated as a covered entity under PROMESA (December 31, 2021 – $92.8 million). Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default. The Puerto Rico government guarantees up to $75 million of the principal for all loans under the mortgage loan insurance program. According to the most recently released audited financial statements of the PRHFA, as of June 30, 2021, the PRHFA's mortgage loans insurance program covered loans in an aggregate amount of approximately $473 million. The regulations adopted by the PRHFA require the establishment of adequate reserves to guarantee the solvency of the mortgage loans insurance program. As of June 30, 2021, the most recent date as of which information is available, the PRHFA had a liability of approximately $5 million as an estimate of the losses inherent in the portfolio.

As of December 31, 2022, the Corporation had $2.3 billion of public sector deposits in Puerto Rico, compared to $2.7 billion as of December 31, 2021. Approximately 24% of the public sector deposits as of December 31, 2022 was from municipalities and municipal agencies in Puerto Rico and 76% was from the public corporation, the Puerto Rico central government and agencies, and U.S. federal government agencies in Puerto Rico.

Exposure to USVI Government

The Corporation has operations in the USVI and has credit exposure to USVI government entities.

For many years, the USVI has been experiencing a number of fiscal and economic challenges that have deteriorated the overall financial and economic conditions in the area. On March 4, 2022, the United States Bureau of Economic Analysis (the "BEA") released its estimates of gross domestic product ("GDP") for 2020. According to the BEA, the USVI's real GDP decreased 2.2%. Also, the BEA revised its previously published real GDP growth estimate for 2019 from 2.2% to 2.8%. According to the BEA, the decline in real GDP for 2020 reflected decreases in exports of services, private fixed investment, personal consumption expenditures, and government spending primarily as a result of the effects of the COVID-19 pandemic. These decreases were partly offset by an increase in private inventory investment, reflecting an increase in crude oil and other petroleum products imported and store in the islands. In addition, there were reductions in imports of goods including consumer goods and equipment, and in import of services. According to the BEA, expenditures funded by the various federal grants and transfer payments are reflected in the GDP estimates; however, the full effects of the pandemic cannot be quantified in the GDP statistics for the USVI because the impacts are generally embedded in source data and cannot be separately identified.

Nonetheless, over the past two years, the USVI has been recovering from the adverse impact caused by COVID-19 and has continued to make progress on its rebuilding efforts related to Hurricanes Irma and Maria in 2017. According to data published by the government, over $1.4 billion in disaster recovery funds were disbursed during 2021 and 2022, up 22% from the preceding 2-year period. On the fiscal front, revenues have trended positively and the USVI Government successfully completed the restructuring of the government employee retirement system. Although no official GDP data has been released for 2021 and/or 2022, the aforementioned developments, as well as the positive trend reflected by key economic indicators such as visitor arrivals, non-farm payrolls and unemployment rate potentially indicate that the territory has experienced an overall economic recovery since 2020.

PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities. To the extent that the fiscal condition of the USVI government continues to deteriorate, the U.S. Congress or the government of the USVI may enact legislation allowing for the restructuring of the financial obligations of the USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

As of December 31, 2022, the Corporation had $38.0 million in loans to USVI public corporations, compared to $39.2 million as of December 31, 2021. As of December 31, 2022, all loans were currently performing and up to date on principal and interest payments.

BASIS OF PRESENTATION

The Corporation has included in this Form 10-K the following financial measures that are not recognized under GAAP, which are referred to as non-GAAP financial measures:

1.   Net interest income, interest rate spread, and net interest margin excluding the changes in the fair value of derivative instruments and on a tax-equivalent basis are reported in order to provide to investors additional information about the Corporation's net interest income that management uses and believes should facilitate comparability and analysis of the periods presented. The changes in the fair value of derivative instruments have no effect on interest due or interest earned on interest-bearing liabilities or interest-earning assets, respectively. The tax-equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a marginal income tax rate. Income from tax-exempt earning assets is increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates. Management believes that it is a standard practice in the banking industry to present net interest income, interest rate spread, and net interest margin on a fully tax-equivalent basis. This adjustment puts all earning assets, most notably tax-exempt securities and tax-exempt loans, on a common basis that facilitates comparison of results to the results of peers. See "Results of Operations - Net Interest Income" above for the table that reconciles the net interest income calculated and presented in accordance with GAAP with the non-GAAP financial measure "net interest income on a tax-equivalent basis and excluding valuations." The table also reconciles net interest spread and margin calculated and presented in accordance with GAAP with the non-GAAP financial measures "net interest spread and margin on a tax-equivalent basis and excluding valuations."

2.   The tangible common equity ratio and tangible book value per common share are non-GAAP financial measures that management believes are generally used by the financial community to evaluate capital adequacy. Tangible common equity is total common equity less goodwill and other intangibles. Similarly, tangible assets are total assets less goodwill and other intangibles. Management and many stock analysts use the tangible common equity ratio and tangible book value per common share in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase method of accounting for mergers and acquisitions. Accordingly, the Corporation believes that disclosures of these financial measures may be useful to investors. Neither tangible common equity nor tangible assets, or the related measures, should be considered in isolation or as a substitute for stockholders' equity, total assets, or any other measure calculated in accordance with GAAP. Moreover, the manner in which the Corporation calculates its tangible common equity, tangible assets, and any other related measures may differ from that of other companies reporting measures with similar names. See "Risk Management – Capital" above for a reconciliation of the Corporation's tangible common equity and tangible assets.

3.   To supplement the Corporation's financial statements presented in accordance with GAAP, the Corporation uses, and believes that investors would benefit from disclosure of, non-GAAP financial measures that reflect adjustments to net income and non-interest expenses to exclude items that management identifies as Special Items because management believes they are not reflective of core operating performance, are not expected to reoccur with any regularity or may reoccur at uncertain times and in uncertain amounts. See "Special Items" above for non-GAAP financial measures for the years ended December 31, 2021 and 2020 that reflect the described items that were excluded for one of those reasons.

CEO and CFO Certifications

First BanCorp.'s Chief Executive Officer and Chief Financial Officer have filed with the SEC certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 10-K.

In addition, in 2022, First BanCorp's Chief Executive Officer provided to the NYSE his annual certification, as required for all NYSE listed companies, that he was not aware of any violation by the Corporation of the NYSE corporate governance listing standards.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required herein is incorporated by reference to the information included under the sub-caption "Interest Rate Risk Management" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data


FIRST BANCORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors
 of First BanCorp.
San Juan, Puerto Rico

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of First BanCorp. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive (loss) income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Model and Forecast of Macroeconomic Variables

As described in Notes 1 and 5 to the financial statements, the allowance for credit losses ("ACL") for loans and finance leases is an accounting estimate of expected credit losses over the contractual life of financial assets carried at amortized cost and off-balance-sheet credit exposures.

The calculation of the ACL for loans and finance leases is primarily measured based on a probability of default / loss given default modeled approach. The estimate of the probability of default and loss given default assumptions uses economic forecasts and relevant current and forward-looking macroeconomic variables, such as: unemployment rate; housing and real estate price indices; interest rates; market risk factors; and gross domestic product, and considers conditions throughout Puerto Rico, the Virgin Islands, and the State of Florida. A significant amount of judgment is required to assess the reasonableness of the selection of economic forecasts and macroeconomic variables. Changes to these assumptions could have a material effect on the Company's financial results.

The model and the current and forward-looking macroeconomic variables used contribute significantly to the determination of the ACL for loans and finance leases. We identified the assessment of the model design and construction and the assessment of relevant macroeconomic variables as a critical audit matter as the impact of these judgments represents a significant portion of the ACL for loans and finance leases and because management's estimate required especially subjective auditor judgment and significant audit effort, including the need for specialized skill.

The primary procedures we performed to address these critical audit matters included:

- Testing the effectiveness of controls over the evaluation of the selection of economic forecasts and the current and forward-looking macroeconomic variables, including controls addressing:

  o Management's review and approval of the economic forecasts and macroeconomic variables.
  o Management's review of the reasonableness of the results of the selection of economic forecasts and macroeconomic variables used in the calculation.

- Substantively testing management's process, including evaluating their judgments and assumptions, for economic forecast selection and macroeconomic variables, which included:

  o Evaluation of reasonableness of economic forecasts selection.
  o Evaluation of the completeness and accuracy of data inputs used as a basis for the adjustments relating to macroeconomic variables.
  o Evaluation, with the assistance of professionals with specialized skill and knowledge, of the reasonableness of management's judgments related to the economic forecast and macroeconomic variables used in the determination of the ACL for loans. Among other procedures, our evaluation considered evidence from internal and external sources, loan portfolio performance trends and whether such assumptions were applied consistently period to period.
  o Analytical evaluation of the variables period to period for directional consistency and testing for reasonableness.

/s/ Crowe LLP

We have served as the Company's auditor since 2018.

Fort Lauderdale, Florida
February 28, 2023

Stamp No. E511055 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Management's Report on Internal Control over Financial Reporting

To the Stockholders and Board of Directors of First BanCorp.:

First BanCorp.'s (the "Corporation") internal control over financial reporting is a process designed and effected by those charged with governance, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Corporation's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management is responsible for establishing and maintaining effective internal control over financial reporting. Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, management concluded that, as of December 31, 2022, the Corporation's internal control over financial reporting is effective based on the criteria established in Internal Control-Integrated Framework (2013).

The effectiveness of FirstBancorp.'s internal control over financial reporting as of December 31, 2022, has been audited by Crowe LLP, an independent public accounting firm, as stated in their accompanying report dated February 28, 2023.

First BanCorp.

/s/ Aurelio Alemán
Aurelio Alemán
President and Chief Executive Officer
Date: February 28, 2023

/s/ Orlando Berges
Orlando Berges
Executive Vice President
and Chief Financial Officer
Date: February 28, 2023

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except for share information)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and due from banks	$ 478,480	$ 2,540,376
Money market investments:		
Time deposits with other financial institutions	300	300
Other short-term investments	1,725	2,382
Total money market investments	2,025	2,682
Available-for-sale debt securities, at fair value:		
Securities pledged with creditors' rights to repledge	81,103	321,180
Other available-for-sale debt securities	5,518,417	6,132,581
Total available-for-sale debt securities, at fair value (amortized cost 2022 - $6,398,197; 2021 - $6,534,503; allowance for credit losses ("ACL") of $458 as of December 31, 2022 and $1,105 as of December 31, 2021)	5,599,520	6,453,761
Held-to-maturity debt securities, at amortized cost, net of ACL of $8,286 as of December 31, 2022 and $8,571 as of December 31, 2021 (fair value 2022 - $427,115; 2021 - $167,147)	429,251	169,562
Equity securities	55,289	32,169
Total investment securities	6,084,060	6,655,492
Loans, net of ACL of $260,464 (2021 - $269,030)	11,292,361	10,791,628
Mortgage loans held for sale, at lower of cost or market	12,306	35,155
Total loans, net	11,304,667	10,826,783
Accrued interest receivable on loans and investments	69,730	61,507
Premises and equipment, net	142,935	146,417
Other real estate owned ("OREO")	31,641	40,848
Deferred tax asset, net	155,584	208,482
Goodwill	38,611	38,611
Other intangible assets	21,118	29,934
Other assets	305,633	234,143
Total assets	$ 18,634,484	$ 20,785,275
LIABILITIES		
Non-interest-bearing deposits	$ 6,112,884	$ 7,027,513
Interest-bearing deposits	10,030,583	10,757,381
Total deposits	16,143,467	17,784,894
Securities sold under agreements to repurchase	75,133	300,000
Advances from the Federal Home Loan Bank ("FHLB")	675,000	200,000
Other borrowings	183,762	183,762
Accounts payable and other liabilities	231,582	214,852
Total liabilities	17,308,944	18,683,508
Commitments and contingencies (See Note 29)		
STOCKHOLDERS' EQUITY		
Common stock, $0.10 par value, authorized, 2,000,000,000 shares; 223,663,116 shares issued; 182,709,059 shares outstanding (2021 - 201,826,505 shares outstanding)	22,366	22,366
Additional paid-in capital (See Note 1)	970,722	972,547
Retained earnings, includes legal surplus reserve of $168,484 (2021 - $137,591)	1,644,209	1,427,295
Treasury stock, at cost 40,954,057 shares (2021 - 21,836,611 shares) (See Note 1)	(506,979)	(236,442)
Accumulated other comprehensive loss, net of tax of $8,468 as of December 31, 2022 (2021 - $9,786)	(804,778)	(83,999)
Total stockholders' equity	1,325,540	2,101,767
Total liabilities and stockholders' equity	$ 18,634,484	$ 20,785,275

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2022	**2021**	**2020**
(In thousands, except per share information)			
Interest and dividend income:			
Loans	$ 747,901	$ 719,153	$ 631,047
Investment securities	102,922	72,893	58,547
Money market investments and interest-bearing cash accounts	11,791	2,662	3,388
Total interest and dividend income	862,614	794,708	692,982
Interest expense:			
Deposits	46,361	41,482	68,388
Securities sold under agreements to repurchase	7,555	9,963	6,645
Advances from FHLB	5,136	8,199	11,251
Other borrowings	8,269	5,135	6,376
Total interest expense	67,321	64,779	92,660
Net interest income	795,293	729,929	600,322
Provision for credit losses - expense (benefit):			
Loans and finance leases	25,679	(61,720)	168,717
Unfunded loan commitments	2,736	(3,568)	1,183
Debt securities	(719)	(410)	1,085
Provision for credit losses - expense (benefit)	27,696	(65,698)	170,985
Net interest income after provision for credit losses	767,597	795,627	429,337
Non-interest income:			
Service charges and fees on deposit accounts	37,823	35,284	24,612
Mortgage banking activities	15,260	24,998	22,124
Net gain on investment securities	-	-	13,198
Gain on early extinguishment of debt	-	-	94
Insurance commission income	13,743	11,945	9,364
Card and processing income	40,416	36,508	25,609
Other non-interest income	15,850	12,429	16,225
Total non-interest income	123,092	121,164	111,226
Non-interest expenses:			
Employees' compensation and benefits	206,038	200,457	177,073
Occupancy and equipment	88,277	93,253	74,633
Business promotion	18,231	15,359	12,145
Professional service fees	47,848	59,956	52,633
Taxes, other than income taxes	20,267	22,151	17,762
Federal Deposit Insurance Corporation ("FDIC") deposit insurance	6,149	6,544	6,488
Net (gain) loss on OREO operations	(5,826)	(2,160)	3,598
Credit and debit card processing expenses	22,736	22,169	19,144
Communications	8,723	9,387	8,437
Merger and restructuring costs	-	26,435	26,509
Other non-interest expenses	30,662	35,423	25,818
Total non-interest expenses	443,105	488,974	424,240
Income before income taxes	447,584	427,817	116,323
Income tax expense	142,512	146,792	14,050
Net income	$ 305,072	$ 281,025	$ 102,273
Net income attributable to common stockholders	$ 305,072	$ 277,338	$ 99,597
Net income per common share:			
Basic	$ 1.60	$ 1.32	$ 0.46
Diluted	$ 1.59	$ 1.31	$ 0.46

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,		
	2022	2021	2020
(In thousands)			
Net income	$ 305,072	$ 281,025	$ 102,273
Other comprehensive (loss) income, net of tax:			
Available-for-sale debt securities:			
Net unrealized holding (losses) gains on debt securities	(718,582)	(143,115)	61,791
Reclassification adjustment for provision for credit loss expense	-	-	368
Reclassification adjustment for net gains included in net income on sales	-	-	(13,198)
Defined benefit plans adjustments:			
Net actuarial (loss) gain	(2,199)	3,660	(270)
Reclassification adjustment for amortization of net actuarial loss	2	1	-
Other comprehensive (loss) income for the year, net of tax	(720,779)	(139,454)	48,691
Total comprehensive (loss) income	$ (415,707)	$ 141,571	$ 150,964

	Year Ended December 31,		
	2022	2021	2020
(In thousands)			
Income tax effect of items included in other comprehensive (loss) income:			
Defined benefit plans adjustments:			
Net actuarial (loss) gain	$ 1,319	$ (2,199)	$ 162
Reclassification adjustment for amortization of net actuarial loss	(1)	-	-
Total income tax effect of items included in other comprehensive (loss) income	$ 1,318	$ (2,199)	$ 162

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 305,072	$ 281,025	$ 102,273
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,289	24,965	20,068
Amortization of intangible assets	8,816	11,407	5,912
Provision for credit losses - expense (benefit)	27,696	(65,698)	170,985
Deferred income tax expense (benefit)	54,216	118,323	(4,371)
Stock-based compensation	5,407	5,460	5,117
Gain on early extinguishment of debt	-	-	(94)
Gain on sales of investment securities	-	-	(13,198)
Unrealized gain on derivative instruments	(1,098)	(4,227)	(5,635)
Net gain on disposals or sales, and impairments of premises and equipment and other assets	(706)	(32)	(215)
Net gain on sales of loans and valuation adjustments	(5,498)	(14,791)	(13,273)
Net amortization of discounts, premiums, and deferred loan fees and costs	(7,853)	(25,294)	(8,602)
Originations and purchases of loans held for sale	(214,962)	(503,200)	(648,052)
Sales and repayments of loans held for sale	235,199	528,253	659,349
Amortization of broker placement fees	106	218	537
Net amortization of premiums and discounts on investment securities	3,435	26,549	19,410
(Increase) decrease in accrued interest receivable	(11,340)	7,701	6,419
Increase (decrease) in accrued interest payable	1,706	(2,776)	(2,990)
(Increase) decrease in other assets	(2,437)	24,344	(5,018)
Increase (decrease) increase in other liabilities	20,437	(12,506)	9,116
Net cash provided by operating activities	440,485	399,721	297,738
Cash flows from investing activities:			
Net (disbursements) repayments on loans held for investment	(603,853)	599,097	(335,152)
Proceeds from sales of loans held for investment	62,168	81,458	6,788
Proceeds from sales of repossessed assets	46,281	55,867	35,270
Proceeds from sales of available-for-sale debt securities	-	-	1,195,250
Purchases of available-for-sale debt securities	(512,327)	(3,447,921)	(3,820,148)
Proceeds from principal repayments and maturities of available-for-sale debt securities	626,802	1,445,873	1,277,762
Purchases of held-to-maturity debt securities	(289,784)	-	-
Proceeds from principal repayments and maturities of held-to-maturity debt securities	32,153	12,677	6,431
Additions to premises and equipment	(20,459)	(13,349)	(16,070)
Proceeds from sales of premises and equipment and other assets	1,196	832	497
Net (purchases) redemptions of other investments securities	(23,637)	5,322	3,881
Proceeds from the settlement of insurance claims - investing activities	-	550	-
Net (payments) cash acquired in acquisition	-	(3,381)	406,626
Net cash used in investing activities	(681,460)	(1,262,975)	(1,238,865)
Cash flows from financing activities:			
Net (decrease) increase in deposits	(1,706,118)	2,472,579	1,767,441
Net proceeds (repayments) of short-term borrowings	550,133	-	(35,000)
Repayments of long-term borrowings	(500,000)	(240,000)	(95,282)
Proceeds from long-term borrowings	200,000	-	-
Proceeds from long-term reverse repurchase agreements	-	-	200,000
Repurchase of outstanding common stock	(277,769)	(216,522)	(206)
Dividends paid on common stock	(87,824)	(65,021)	(43,416)
Dividends paid on preferred stock	-	(2,453)	(2,676)
Redemption of preferred stock- Series A through E	-	(36,104)	-
Net cash (used in) provided by financing activities	(1,821,578)	1,912,479	1,790,861
Net (decrease) increase in cash and cash equivalents	(2,062,553)	1,049,225	849,734
Cash and cash equivalents at beginning of year	2,543,058	1,493,833	644,099
Cash and cash equivalents at end of year	$ 480,505	$ 2,543,058	$ 1,493,833
Cash and cash equivalents include:			
Cash and due from banks	$ 478,480	$ 2,540,376	$ 1,433,261
Money market instruments	2,025	2,682	60,572
	$ 480,505	$ 2,543,058	$ 1,493,833

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31,		
	2022	2021	2020
(In thousands, except per share information)			
Preferred Stock:			
Balance at beginning of year	$ -	$ 36,104	$ 36,104
Redemption of Series A through E Preferred Stock	-	(36,104)	-
Balance at end of year	-	-	36,104
Common Stock:			
Balance at beginning of year	22,366	22,303	22,210
Common stock issued under stock-based compensation plan	-	63	93
Balance at end of year	22,366	22,366	22,303
Additional Paid-In Capital (See Note 1):			
Balance at beginning of year	972,547	965,385	960,342
Stock-based compensation expense	5,407	5,460	5,117
Common stock reissued/issued under stock-based compensation plan	(7,365)	(63)	(93)
Restricted stock forfeited	133	531	19
Issuance costs of Series A through E Preferred Stock redeemed	-	1,234	-
Balance at end of year	970,722	972,547	965,385
Retained Earnings:			
Balance at beginning of year	1,427,295	1,215,321	1,221,817
Impact of adoption of Accounting Standards Codification ("ASC" or "Codification") Topic 326, "Financial Instruments - Credit Losses" ("ASC 326" or "CECL")			(62,322)
Balance at beginning of period (as adjusted for impact of adoption of ASC 326)			1,159,495
Net income	305,072	281,025	102,273
Dividends on common stock (2022 - $0.46 per share; 2021 - $0.31 per share; 2020 - $0.20 per share)	(88,158)	(65,364)	(43,771)
Dividends on preferred stock	-	(2,453)	(2,676)
Excess of redemption value over carrying value of Series A through E Preferred Stock redeemed	-	(1,234)	-
Balance at end of year	1,644,209	1,427,295	1,215,321
Treasury Stock (at cost) (See Note 1):			
Balance at beginning of year	(236,442)	(19,389)	(19,170)
Common stock repurchases (See Note 17)	(277,769)	(216,522)	(200)
Common stock reissued under stock-based compensation plan	7,365	-	-
Restricted stock forfeited	(133)	(531)	(19)
Balance at end of year	(506,979)	(236,442)	(19,389)
Accumulated Other Comprehensive (Loss) Income, net of tax:			
Balance at beginning of year	(83,999)	55,455	6,764
Other comprehensive (loss) income, net of tax	(720,779)	(139,454)	48,691
Balance at end of year	(804,778)	(83,999)	55,455
Total stockholders' equity	$ 1,325,540	$ 2,101,767	$ 2,275,179

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

First BanCorp. (the "Corporation") is a publicly owned, Puerto Rico-chartered financial holding company organized under the laws of the Commonwealth of Puerto Rico in 1948. The Corporation is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Through its subsidiaries, including its banking subsidiary, FirstBank Puerto Rico ("FirstBank" or the "Bank"), the Corporation provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, trust services, insurance agency services, and other financial products and services with operations in Puerto Rico, the United States, the U.S. Virgin Islands (the "USVI"), and the British Virgin Islands (the "BVI").

The Corporation has two wholly-owned subsidiaries: FirstBank Puerto Rico ("FirstBank" or the "Bank"), and FirstBank Insurance Agency, Inc. ("FirstBank Insurance Agency"). FirstBank is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a Puerto Rico-chartered insurance agency. FirstBank is subject to the supervision, examination, and regulation of both the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico (the "OCIF") and the Federal Deposit Insurance Corporation ("FDIC"). Deposits are insured through the FDIC Deposit Insurance Fund. FirstBank also operates in the State of Florida, subject to regulation and examination by the Florida Office of Financial Regulation and the FDIC; in the USVI, subject to regulation and examination by the USVI Division of Banking, Insurance, and Financial Regulation; and in the BVI, subject to regulation by the British Virgin Islands Financial Services Commission. The Consumer Financial Protection Bureau (the "CFPB") regulates FirstBank's consumer financial products and services.

FirstBank Insurance Agency is subject to the supervision, examination, and regulation of the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico and the Division of Banking and Insurance Financial Regulation in the USVI.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, 59 banking branches in Puerto Rico, eight banking branches in the USVI and the BVI, and nine banking branches in the state of Florida (USA). FirstBank has six wholly-owned subsidiaries with operations in Puerto Rico: First Federal Finance Corp. (d/b/a Money Express La Financiera), a finance company specializing in the origination of small loans with 27 offices in Puerto Rico; First Management of Puerto Rico, a Puerto Rico corporation, which holds tax-exempt assets; FirstBank Overseas Corporation, an international banking entity (an "IBE") organized under the International Banking Entity Act of Puerto Rico; two companies engaged in the operation of certain real estate properties; and a wholly-owned subsidiary of FirstBank organized in 2022 under the laws of the Commonwealth of Puerto Rico and Act 60 of 2019, which will commence operations in 2023 and will engage in investing and lending transactions.

General

The accompanying consolidated audited financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The following is a description of the Corporation's most significant accounting policies.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations of companies or assets acquired are included from the date of acquisition. Statutory business trusts that are wholly-owned by the Corporation and are issuers of trust-preferred securities ("TRuPs") and entities in which the Corporation has a non-controlling interest, are not consolidated in the Corporation's consolidated financial statements in accordance with authoritative guidance issued by the Financial Accounting Standards Board ("FASB") for consolidation of variable interest entities ("VIEs"). See "Variable Interest Entities" below for further details regarding the Corporation's accounting policy for these entities.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Management makes significant estimates in determining the allowance for credit losses ("ACL"), income taxes, as well as fair value measurements of investment securities, goodwill, other intangible assets, pension assets and liabilities, mortgage servicing rights, and loans held for sale.

Actual results could differ from those estimates.

Change in accounting method

Effective on September 30, 2022, the Corporation changed the accounting method for accounting for its treasury stock from a par value to a cost method. The Corporation believes the cost method is preferable as it more accurately reflects in treasury stock the cost of stocks repurchased and it enhances comparability of financial results with other financial institutions. The Corporation reflected the application of this new accounting method retrospectively by adjusting prior period amounts for treasury stock and additional paid-in capital. The retrospective adjustment, which was reflected in the consolidated statements of financial condition and statements of changes in stockholders' equity, was limited to an increase in the beginning balance of treasury stock at January 1, 2020 of $19 million and an increase in additional paid-in capital for the same amount, which was considered immaterial. These adjustments had no impact on previously issued statements of income, comprehensive income, cash flows, and executive compensation and regulatory capital measures.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items in transit, and amounts due from the Federal Reserve Bank of New York (the "Federal Reserve" or the "FED") and other depository institutions. The term also includes money market funds and short-term investments with original maturities of three months or less.

Investment securities

The Corporation classifies its investments in debt and equity securities into one of four categories:

Held-to-maturity — Debt securities that the entity has the intent and ability to hold to maturity. These securities are carried at amortized cost. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other debt securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

Trading — Debt securities that are bought and held principally for the purpose of selling them in the near term. These securities are carried at fair value, with unrealized gains and losses reported in earnings. As of December 31, 2022, and 2021, the Corporation did not hold debt securities for trading purposes.

Available-for-sale — Debt securities not classified as held-to-maturity or trading. These securities are carried at fair value, with unrealized holding gains and losses, net of deferred taxes, reported in other comprehensive loss ("OCL") as a separate component of stockholders' equity. The unrealized holding gains and losses do not affect earnings until they are realized, or an ACL is recorded.

Equity securities — Equity securities that do not have readily available fair values are classified as equity securities in the consolidated statements of financial condition. These securities are stated at cost less impairment, if any. This category is principally composed of FHLB stock that the Corporation owns to comply with FHLB regulatory requirements. The realizable value of the FHLB stock equals its cost. Also included in this category are marketable equity securities held at fair value with changes in unrealized gains or losses recorded through earnings in other non-interest income.

Premiums and discounts on debt securities are amortized as an adjustment to interest income on investments over the life of the related securities under the interest method without anticipating prepayments, except for mortgage-backed securities ("MBS") where prepayments are anticipated. Premiums on callable debt securities, if any, are amortized to the earliest call date. Purchases and sales of securities are recognized on a trade-date basis, the date the order to buy or sell is executed. Gains and losses on sales are determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal or interest payment becomes 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income. See Note 3 – Debt Securities for additional information on nonaccrual debt securities.

Allowance for Credit Losses – Held-to-Maturity Debt Securities: As of December 31, 2022, the held-to-maturity debt securities portfolio consisted of U.S. government-sponsored entities ("GSEs") MBS and Puerto Rico municipal bonds.

The ACL on held-to-maturity debt securities is based on an expected loss methodology referred to as current expected credit loss ("CECL") methodology by major security type. Any expected credit loss is provided through the ACL on held-to-maturity debt securities and is deducted from the amortized cost basis of the security so that the statement of financial condition reflects the net amount the Corporation expects to collect.

The Corporation does not recognize an ACL for GSEs' MBS since they are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. For the ACL of held-to-maturity Puerto Rico municipal bonds, the Corporation considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. These Puerto Rico municipal obligations typically are not issued in bearer form, nor are they registered with the Securities and Exchange Commission ("SEC") and are not rated by external credit agencies. These financing arrangements with Puerto Rico municipalities were issued in bond form and accounted for as securities but underwritten as loans with features that are typically found in commercial loans. Accordingly, similar to commercial loans, an internal risk rating (*i.e.*, pass, special mention, substandard, doubtful, or loss) is assigned to each bond at the time of issuance or acquisition and monitored on a continuous basis with a formal assessment completed, at a minimum, on a quarterly basis. The Corporation determines the ACL for held-to-maturity Puerto Rico municipal bonds based on the product of a cumulative probability of default ("PD") and loss given default ("LGD"), and the amortized cost basis of each bond over its remaining expected life. PD estimates represent the point-in-time as of which the PD is developed, and are updated quarterly based on, among other things, the payment performance experience, financial performance and market value indicators, and current and forecasted relevant forward-looking macroeconomic variables over the expected life of the bonds, to determine a lifetime term structure PD curve. LGD estimates are determined based on, among other things, historical charge-off events and recovery payments (if any), government sector historical loss experience, as well as relevant current and forecasted macroeconomic expectations of variables, such as unemployment rates, interest rates, and market risk factors based on industry performance, to determine a lifetime term structure LGD curve. Under this approach, all future period losses for each instrument are calculated using the PD and LGD loss rates derived from the term structure curves applied to the amortized cost basis of each bond. For the relevant macroeconomic expectations of variables, the methodology considers an initial forecast period (a "reasonable and supportable period") of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean. After the reversion period, the Corporation uses a historical loss forecast period covering the remaining contractual life based on the changes in key historical economic variables during representative historical expansionary and recessionary periods. Furthermore, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to, factors such as: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and resolution strategies, among others.

The Corporation has elected not to measure an ACL on accrued interest related to held-to-maturity debt securities, as uncollectible accrued interest receivables are written off on a timely manner. See Note 3 – Debt Securities for additional information about ACL balances for held-to-maturity debt securities, activity during the period, and information about changes in circumstances that caused changes in the ACL for held-to-maturity debt securities during the years ended December 31, 2022, 2021, and 2020.

Allowance for Credit Losses – Available-for-Sale Debt Securities: For available-for-sale debt securities in an unrealized loss position, the Corporation first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value. Any previously recognized ACL should first be written off and the write-down in excess of such ACL would be recorded through a charge to the provision for credit losses. For available-for-sale debt securities that do not meet the aforementioned criteria, the Corporation evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the cash position of the issuer and its cash and capital generation capacity, which could increase or diminish the issuer's ability to repay its bond obligations, the extent to which the fair value is less than the amortized cost basis, any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the financial condition of the issuer, credit ratings, the failure of the issuer to make scheduled principal or interest payments, recent legislation and government actions affecting the issuer's industry, and actions taken by the issuer to deal with the economic climate. The Corporation also takes into consideration changes in the near-term prospects of the underlying collateral of a security, if any, such as changes in default rates, loss severity given default, and significant changes in prepayment assumptions and the level of cash flows generated from the underlying collateral, if any, supporting the principal and interest payments on the debt securities. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and the Corporation records an ACL for the credit loss, limited to the amount by which the fair value is less than the amortized cost basis. The Corporation recognizes in OCL any impairment that has not been recorded through an ACL. Non-credit-related impairments result from other factors, including changes in interest rates.

The Corporation records changes in the ACL as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of an available-for-sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. The Corporation has elected not to measure an ACL on accrued interest related to available-for-sale debt securities, as uncollectible accrued interest receivables are written off on a timely manner.

Substantially all of the Corporation's available-for-sale debt securities are issued by GSEs. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, there is a zero-credit loss expectation on these securities. For further information, including the methodology and assumptions used for the discounted cash flow analyses performed on other available-for-sale debt securities such as private label MBS and bonds issued by the Puerto Rico Housing Finance Authority ("PRHFA"), see Note 3 – Debt Securities, and Note 25 – Fair Value.

Loans held for investment

Loans that the Corporation has the ability and intent to hold for the foreseeable future are classified as held for investment and are reported at amortized cost, net of its ACL. The substantial majority of the Corporation's loans are classified as held for investment. Amortized cost is the principal outstanding balance, net of unearned interest, cumulative charge-offs, unamortized deferred origination fees and costs, and unamortized premiums and discounts. The Corporation reports credit card loans at their outstanding unpaid principal balance plus uncollected billed interest and fees net of such amounts deemed uncollectible. Interest income is accrued on the unpaid principal balance. Fees collected and costs incurred in the origination of new loans are deferred and amortized using the interest method or a method that approximates the interest method over the term of the loan as an adjustment to interest yield. Unearned interest on certain personal loans, auto loans, and finance leases and discounts and premiums are recognized as income under a method that approximates the interest method. When a loan is paid-off or sold, any remaining unamortized net deferred fees, or costs, discounts and premiums are included in loan interest income in the period of payoff.

Nonaccrual and Past-Due Loans - Loans on which the recognition of interest income has been discontinued are designated as nonaccrual. Loans are classified as nonaccrual when they are 90 days past due for interest and principal, except for residential mortgage loans insured or guaranteed by the Federal Housing Administration (the "FHA"), the Veterans Administration (the "VA") or the PRHFA, and credit card loans. It is the Corporation's policy to report delinquent mortgage loans insured by the FHA, or guaranteed by the VA or the PRHFA, as loans past due 90 days and still accruing as opposed to nonaccrual loans since the principal repayment is insured or guaranteed. However, the Corporation discontinues the recognition of income relating to FHA/VA loans when such loans are over 15 months delinquent, taking into consideration the FHA interest curtailment process, and relating to PRHFA loans when such loans are over 90 days delinquent. Credit card loans continue to accrue finance charges and fees until charged off at 180 days. Loans generally may be placed on nonaccrual status prior to when required by the policies described above when the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any). When a loan is placed on nonaccrual status, any accrued but uncollected interest income is reversed and charged against interest income and amortization of any net deferred fees is suspended. Interest income on nonaccrual loans is recognized only to the extent it is received in cash. However, when there is doubt regarding the ultimate collectability of loan principal, all cash thereafter received is applied to reduce the carrying value of such loans (*i.e.*, the cost recovery method). Under the cost-recovery method, interest income is not recognized until the loan balance has been collected in full, including the charged-off portion. Generally, the Corporation returns a loan to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement, or after a sustained period of repayment performance (six months) and the loan is well secured and in the process of collection, and full repayment of the remaining contractual principal and interest is expected. Loans that are past due 30 days or more as to principal or interest are considered delinquent, with the exception of residential mortgage, commercial mortgage, and construction loans, which are considered past due when the borrower is in arrears on two or more monthly payments. The Corporation has elected not to measure an ACL on accrued interest related to loans held for investment, as uncollectible accrued interest receivables are written off on a timely manner.

Loans Acquired – Loans acquired through a purchase or a business combination are recorded at their fair value as of the acquisition date. The Corporation performs an assessment of acquired loans to first determine if such loans have experienced a more than insignificant deterioration in credit quality since their origination and thus should be classified and accounted for as purchased credit deteriorated ("PCD") loans. For loans that have not experienced a more than insignificant deterioration in credit quality since origination, referred to as non-PCD loans, the Corporation records such loans at fair value, with any resulting discount or premium accreted or amortized into interest income over the remaining life of the loan using the interest method. Additionally, upon the purchase or acquisition of non-PCD loans, the Corporation measures and records an ACL based on the Corporation's methodology for determining the ACL. The ACL for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans are purchased or acquired.

Acquired loans that are classified as PCD are recognized at fair value, which includes any premiums or discounts resulting from the difference between the initial amortized cost basis and the par value. Premiums and non-credit loss related discounts are amortized or accreted into interest income over the remaining life of the loan using the interest method. Unlike non-PCD loans, the initial ACL for PCD loans is established through an adjustment to the acquired loan balance and not through a charge to the provision for credit losses in the period in which the loans are acquired. At acquisition, the ACL for PCD loans, which represents the fair value credit discount, is determined using a discounted cash flow method that considers the PDs and LGDs used in the Corporation's ACL methodology. Characteristics of PCD loans include the following: delinquency, payment history since origination, credit scores migration and/or other factors the Corporation may become aware of through its initial analysis of acquired loans that may indicate there has been a more than insignificant deterioration in credit quality since a loan's origination. In connection with the Banco Santander Puerto Rico ("BSPR") acquisition on September 1, 2020, the Corporation acquired PCD loans with an aggregate fair value at acquisition of approximately $752.8 million, and recorded an initial ACL of approximately $28.7 million, which was added to the amortized cost of the loans.

Subsequent to acquisition, the ACL for both non-PCD and PCD loans is determined pursuant to the Corporation's ACL methodology in the same manner as all other loans.

For PCD loans that prior to the adoption of ASC 326 were classified as purchased credit impaired ("PCI") loans and accounted for under the FASB Accounting Standards Codification (the "Codification" or "ASC") Subtopic 310-30, "Accounting for Purchased Loans Acquired with Deteriorated Credit Quality" (ASC Subtopic 310-30), the Corporation adopted ASC 326 using the prospective transition approach. As allowed by ASC 326, the Corporation elected to maintain pools of loans accounted for under ASC Subtopic 310-30 as "units of accounts," conceptually treating each pool as a single asset. As of December 31, 2022, such PCD loans consisted of $101.7 million of residential mortgage loans and $1.9 million of commercial mortgage loans acquired by the Corporation as part of acquisitions completed prior to 2020. These previous transactions include a transaction completed on February 27, 2015, in which FirstBank acquired ten Puerto Rico branches of Doral Bank, acquired certain assets, including PCD loans, and assumed deposits, through an alliance with Banco Popular of Puerto Rico, which was the successful lead bidder with the FDIC on the failed Doral Bank, as well as other co-bidders, and the acquisition from Doral Financial in the first quarter of 2014 of all of its rights, title and interest in first and second residential mortgage loans in full satisfaction of secured borrowings owed by such entity to FirstBank. As the

Corporation elected to maintain pools of units of account for loans previously accounted for under ASC Subtopic 310-30, the Corporation is not able to remove loans from the pools until they are paid off, written off or sold (consistent with the Corporation's practice prior to adoption of ASC 326), but is required to follow ASC 326 for purposes of the ACL. Regarding interest income recognition for PCD loans that existed at the time of adoption of ASC 326, the prospective transition approach for PCD loans required by ASC 326 was applied at a pool level, which froze the effective interest rate of the pools as of January 1, 2020. According to regulatory guidance, the determination of nonaccrual or accrual status for PCD loans that the Corporation has elected to maintain in previously existing pools pursuant to the policy election right upon adoption of ASC 326 should be made at the pool level, not the individual asset level. In addition, the guidance provides that the Corporation can continue accruing interest and not report the PCD loans as being in nonaccrual status if the following criteria are met: (i) the Corporation can reasonably estimate the timing and amounts of cash flows expected to be collected, and (ii) the Corporation did not acquire the asset primarily for the rewards of ownership of the underlying collateral, such as use of the collateral in operations or improving the collateral for resale. Thus, the Corporation continues to exclude these pools of PCD loans from nonaccrual loan statistics. In accordance with ASC 326, the Corporation did not reassess whether modifications to individual acquired loans accounted for within pools were troubled debt restructurings ("TDRs") as of the date of adoption.

Charge-off of Uncollectible Loans - Net charge-offs consist of the unpaid principal balances of loans held for investment that the Corporation determines are uncollectible, net of recovered amounts. The Corporation records charge-offs as a reduction to the ACL and subsequent recoveries of previously charged-off amounts are credited to the ACL.

The Corporation designates as collateral dependent certain commercial, residential and consumer loans secured by collateral when foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulties based on its assessment as of the reporting date. Commercial and construction loans are considered collateral dependent when they exhibit specific risk characteristics such as repayment capacity under certain thresholds or credit deterioration. Residential mortgage loans are considered collateral dependent when 180 days or more past due and secured by residential real estate. Moreover, since the ACL of auto loans and finance leases is calculated using either a PD/LGD model or a risk-adjusted discounted cash flow method for loans modified or reasonably expected to be modified in a TDR and performing in accordance with restructured terms, these loans are not considered collateral dependent. The ACL of collateral dependent loans is based on the fair value of the collateral at the reporting date, adjusted for undiscounted estimated costs to sell.

Collateral dependent loans in the construction, commercial mortgage, and commercial and industrial ("C&I") loan portfolios are written down to their net realizable value (fair value of collateral, less estimated costs to sell) when loans are considered to be uncollectible and have balances of $0.5 million or more. Within the consumer loan portfolio, closed-end consumer loans are charged off when payments are 120 days in arrears. Open-end (revolving credit) consumer loans, including credit card loans, are charged off when payments are 180 days in arrears. Residential mortgage loans that are 180 days delinquent are reviewed and charged-off, as needed, to the fair value of the underlying collateral less cost to sell. Generally, all loans may be charged off or written down to the fair value of the collateral prior to the application of the policies described above if a loss-confirming event has occurred. Loss-confirming events include, but are not limited to, bankruptcy (unsecured), continued delinquency, or receipt of an asset valuation indicating a collateral deficiency when the asset is the sole source of repayment.

Troubled Debt Restructurings - A restructuring of a loan constitutes a TDR if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. However, not all loan modifications are TDRs. Modifications resulting in TDRs may include changes to one or more terms of the loan, including but not limited to, a change in interest rate, an extension of the repayment period, a reduction in payment amount, and partial forgiveness or deferment of principal or accrued interest. TDR loans are classified as either accrual or nonaccrual loans. Loans in accrual status may remain in accrual status when their contractual terms have been modified in a TDR if the loans had demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. Otherwise, loans on nonaccrual status and restructured as TDRs will remain on nonaccrual status until the borrower has proven the ability to perform under the modified structure, generally for a minimum of six months, and there is evidence that such payments can, and are likely to, continue as agreed.

A loan that had previously been modified in a TDR and is subsequently refinanced under then-current underwriting standards at a market rate with no concessionary terms is accounted for as a new loan and is no longer reported as a TDR.

Refer to Accounting Standards Updates ("ASU") 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" below for information on the amendments to the TDR guidance that are effective on or after January 1, 2023.

Allowance for credit losses for loans and finance leases

The ACL for loans and finance leases held for investment is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on loans. Loans are charged-off against the allowance when management confirms the loan balance is uncollectable.

The Corporation estimates the allowance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience is a significant input for the estimation of expected credit losses, as well as adjustments to historical loss information made for differences in current loan-specific risk characteristics, such as any difference in underwriting standards, portfolio mix, delinquency level, or term. Additionally, the Corporation's assessment involves evaluating key factors, which include credit and macroeconomic indicators, such as changes in unemployment rates, property values, and other relevant factors, to account for current and forecasted market conditions that are likely to cause estimated credit losses over the life of the loans to differ from historical credit losses. Expected credit losses are estimated over the contractual term of the loans, adjusted by prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: the Corporation has a reasonable expectation at the reporting date that a TDR will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Corporation.

The Corporation estimates the ACL primarily based on a PD/LGD modeled approach, or individually primarily for collateral dependent loans and certain TDR loans. The Corporation evaluates the need for changes to the ACL by portfolio segments and classes of loans within certain of those portfolio segments. Factors such as the credit risk inherent in a portfolio and how the Corporation monitors the related quality, as well as the estimation approach to estimate credit losses, are considered in the determination of such portfolio segments and classes. The Corporation has identified the following portfolio segments:

- *Residential mortgage* – Residential mortgage loans are loans secured by residential real property together with the right to receive the payment of principal and interest on the loan. The majority of the Corporation's residential loans are fixed-rate first lien closed-end loans secured by 1-4 single-family residential properties.

- *Commercial mortgage* – Commercial mortgage loans are loans secured primarily by commercial real estate properties for which the primary source of repayment comes from rent and lease payments that are generated by an income-producing property.

- *Commercial and Industrial* – C&I loans include both unsecured and secured loans for which the primary source of repayment comes from the ongoing operations and activities conducted by the borrower and not from rental income or the sale or refinancing of any underlying real estate collateral; thus, credit risk is largely dependent on the commercial borrower's current and expected financial condition. The C&I loan portfolio consists of loans granted to large corporate customers as well as middle-market customers across several industries, and the government sector.

- *Construction* – Construction loans consisted generally of loans secured by real estate made to finance the construction of industrial, commercial, or residential buildings and included loans to finance land development in preparation for erecting new structures. These loans involve an inherently higher level of risk and sensitivity to market conditions. Demand from prospective tenants or purchasers may erode after construction begins because of a general economic slowdown or otherwise.

- *Consumer* – Consumer loans generally consisted of unsecured and secured loans extended to individuals for household, family, and other personal expenditures, including several classes of products.

For purposes of the ACL determination, the Corporation stratifies portfolio segments by two main regions (*i.e.,* the Puerto Rico/Virgin Islands region and the Florida region). The ACL is measured using a PD/LGD model that is calculated based on the product of a cumulative PD and LGD. PD and LGD estimates are updated quarterly for each loan over the remaining expected life to determine lifetime term structure curves. Under this approach, the Corporation calculates losses for each loan for all future periods using the PD and LGD loss rates derived from the term structure curves applied to the amortized cost basis of the loans, considering prepayments.

For residential mortgage loans, the Corporation stratifies the portfolio segment by the following two classes: (i) government-guaranteed residential mortgage loans, and (ii) conventional mortgage loans. Government-guaranteed loans are those originated to qualified borrowers under the FHA and the VA standards. Originated loans that meet the FHA's standards qualify for the FHA's insurance program whereas loans that meet the standards of the VA are guaranteed by such entity. No credit losses are determined for loans insured or guaranteed by the FHA or the VA due to the explicit guarantee of the U.S. federal government. On the other hand, an

ACL is calculated for conventional residential mortgage loans, which are loans that do not qualify under the FHA or VA programs. PD estimates are based on, among other things, historical payment performance and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates. On the other hand, LGD estimates are based on, among other things, historical charge-off events and recovery payments, loan-to-value attributes, and relevant current and forecasted macroeconomic variables, such as the regional housing price index.

For commercial mortgage loans, PD estimates are based on, among other things, industry historical loss experience, property type, occupancy, and relevant current and forward-looking macroeconomic variables. On the other hand, LGD estimates are based on historical charge-off events and recovery payments, industry historical loss experience, specific attributes of the loans, such as loan-to-value, debt service coverage ratios, and net operating income, as well as relevant current and forecasted macroeconomic variables expectations, such as commercial real estate price indexes, the gross domestic product ("GDP"), interest rates, and unemployment rates, among others.

For C&I loans, PD estimates are based on industry historical loss experience, financial performance and market value indicators, and current and forecasted relevant forward-looking macroeconomic variables. On the other hand, LGD estimates are based on industry historical loss experience, specific attributes of the loans, such as loan to value, as well as relevant current and forecasted expectations for macroeconomic variables, such as unemployment rates, interest rates, and market risk factors based on industry performance and the equity market.

For construction loans, PD estimates are based on, among other things, historical payment performance experience, industry historical loss experience, underlying type of collateral, and relevant current and forward-looking macroeconomic variables. On the other hand, LGD estimates are based on historical charge-off events and recovery payments, industry historical loss experience, specific attributes of the loans, such as loan-to-value, debt service coverage ratios, and relevant current and forecasted macroeconomic variables, such as unemployment rates, GDP, interest rates, and real estate price indexes.

For consumer loans, the Corporation stratifies the portfolio segment by the following five classes: (i) auto loans; (ii) finance leases; (iii) credit cards; (iv) personal loans; and (v) other consumer loans, such as open-end home equity revolving lines of credit and other types of consumer credit lines, among others. In determining the ACL, management considers consumer loans risk characteristics including, but not limited to, credit quality indicators such as payment performance period, delinquency and original FICO scores. For auto loans and finance leases, PD estimates are based on, among other things, the historical payment performance and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates. On the other hand, LGD estimates are primarily based on historical charge-off events and recovery payments. For the credit card and personal loan portfolios, the Corporation determines the ACL on a pool basis, based on products PDs and LGDs developed considering historical losses for each origination vintage by length of loan terms, by geography, payment performance and by credit score. The PD and LGD for each cohort consider key macroeconomic variables, such as regional GDP, unemployment rates, and retail sales, among others.

For the ACL determination of all portfolios, the expectations for relevant macroeconomic variables related to the Puerto Rico and Virgin Islands region consider an initial reasonable and supportable period of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean. For the Florida region, the methodology considers a reasonable and supportable forecast period and an implicit reversion towards the historical trend that varies for each macroeconomic variable. After the reversion period, a historical loss forecast period covering the remaining contractual life, adjusted for prepayments, is used based on the changes in key historical economic variables during representative historical expansionary and recessionary periods.

Furthermore, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to factors such as: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions, including, but not limited to, expectations about interest rate, inflation, and real estate price levels, as well as labor challenges; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others.

In addition to loans previously written down to their respective realizable values, the ACL on loans that have been modified or are reasonably expected to be modified in a TDR and that have balances of $0.5 million or more in the case of commercial and construction loans (other than commercial mortgage and construction loans, in which the ACL is based on the fair value of the collateral at the reporting date, adjusted for undiscounted estimated costs to sell) is generally measured using a risk-adjusted discounted cash flow method. Under this approach, all future cash flows (interest and principal) for each loan are adjusted by the PDs and LGDs derived from the term structure curves and prepayments and then discounted at the rate of the loan prior to the restructuring (or at the effective interest rate as of the reporting date for non-TDRs previously written down to their respective realizable values) to arrive at the net present value of future cash flows. For credit cards, personal loans, and nonaccrual auto loans and finance leases modified in a TDR, the ACL is measured using the same methodologies as those used for all other loans in those portfolios.

See Note 5 – Allowance for Credit Losses for Loans and Finance Leases for additional information about reserve balances for each portfolio segment, activity during the period, and information about changes in circumstances that caused changes in the ACL for loans and finance leases during the year ended December 31, 2022, 2021, and 2020.

Refer to ASU 2022-02 discussion below for information on the amendments to the TDR guidance that are effective on or after January 1, 2023.

Allowance for credit losses on off-balance sheet credit exposures and other assets

The Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk via a contractual obligation to extend credit unless the obligation is unconditionally cancellable by the Corporation. The ACL on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. As of December 31, 2022, the off-balance sheet credit exposures primarily consisted of unfunded loan commitments and standby letters of credit for commercial and construction loans. The Corporation utilized the PDs and LGDs derived from the above-explained methodologies for the commercial and construction loan portfolios. Under this approach, all future period losses for each loan are calculated using the PD and LGD loss rates derived from the term structure curves applied to the usage given default exposure. The ACL on off-balance sheet credit exposures is included as part of accounts payable and other liabilities in the consolidated statement of financial condition with adjustments included as part of the provision for credit losses in the consolidated statements of income.

See Note 5 – Allowance for Credit Losses for Loans and Finance Leases for additional information about reserve balances for unfunded loan commitments, activity during the period, and information about changes in circumstances that caused changes in the ACL for off-balance sheet credit exposures during the years ended December 31, 2022, 2021 and 2020.

The Corporation also estimates expected credit losses for certain accounts receivable, primarily claims from government-guaranteed loans, loan servicing-related receivables, and other receivables. The ACL on other assets measured at amortized cost is included as part of other assets in the consolidated statement of financial condition with adjustments included as part of other non-interest expenses in the consolidated statements of income. As of December 31, 2022 and 2021, the ACL on other assets measured at amortized cost was immaterial.

Loans held for sale

Loans that the Corporation intends to sell or that the Corporation does not have the ability and intent to hold for the foreseeable future are classified as held-for-sale loans. Loans held for sale are recorded at the lower of cost or fair value less costs to sell. Generally, the loans held-for-sale portfolio consists of conforming residential mortgage loans that will be pooled into Government National Mortgage Association ("GNMA") MBS, which are then sold to investors, and conforming residential mortgage loans that the Corporation intends to sell to GSEs, such as the Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC"). Generally, residential mortgage loans held for sale are valued on an aggregate portfolio basis and the value is primarily derived from quotations based on the MBS market. The amount by which cost exceeds market value in the aggregate portfolio of residential mortgage loans held for sale, if any, is accounted for as a valuation allowance with changes therein included in the determination of net income and reported as part of mortgage banking activities in the consolidated statements of income. Loan costs and fees are deferred at origination and are recognized in income at the time of sale and are included in the amortized cost basis when evaluating the need for a valuation allowance. The fair value of commercial and construction loans held for sale, if any, is primarily derived from external appraisals, or broker price opinions that the Corporation considers, with changes in the valuation allowance reported as part of other non-interest income in the consolidated statements of income.

In certain circumstances, the Corporation transfers loans from/to held for sale or held for investment based on a change in strategy. If such a change in holding strategy is made, significant adjustments to the loans' carrying values may be necessary. Reclassifications of loans held for investment to held for sale are made at the amortized cost on the date of transfer and establish a new cost basis upon transfer. Write-downs of loans transferred from held for investment to held for sale are recorded as charge-offs at the time of transfer. Any previously recorded ACL is reversed in earnings after applying the write-down policy. Subsequent changes in value below amortized cost are reflected in non-interest income in the consolidated statements of income. Reclassifications of loans held for sale to held for investment are made at the amortized cost on the transfer date and any previously recorded valuation allowance is reversed in earnings. Upon transfer to held for investment, the Corporation calculates an ACL using the CECL impairment model.

Transfers and servicing of financial assets and extinguishment of liabilities

After a transfer of financial assets in a transaction that qualifies for accounting as a sale, the Corporation derecognizes the financial assets when it has surrendered control and derecognizes liabilities when they are extinguished.

A transfer of financial assets in which the Corporation surrenders control over the assets is accounted for as a sale to the extent that consideration other than beneficial interests is received in exchange. The criteria that must be met to determine that the control over transferred assets has been surrendered include the following: (i) the assets must be isolated from creditors of the transferor; (ii) the transferee must obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (iii) the transferor cannot maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. When the Corporation transfers financial assets and the transfer fails any one of the above criteria, the Corporation is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing.

Servicing assets

The Corporation recognizes as separate assets the rights to service loans for others, whether those servicing assets are originated or purchased. In the ordinary course of business, loans are pooled into GNMA MBS for sale in the secondary market or sold to FNMA or FHLMC, with servicing retained. When the Corporation sells mortgage loans, it recognizes any retained servicing right.

Mortgage servicing rights ("servicing assets" or "MSRs") retained in a sale or securitization arise from contractual agreements between the Corporation and investors in mortgage securities and mortgage loans. Under these contracts, the Corporation performs loan-servicing functions in exchange for fees and other remuneration. The MSRs, included as part of other assets in the statements of financial condition, entitle the Corporation to servicing fees based on the outstanding principal balance of the mortgage loans and the contractual servicing rate. The servicing fees are credited to income on a monthly basis when collected and recorded as part of mortgage banking activities in the consolidated statements of income. In addition, the Corporation generally receives other remuneration consisting of mortgagor-contracted fees such as late charges and prepayment penalties, which are credited to income when collected.

Considerable judgment is required to determine the fair value of the Corporation's MSRs. Unlike highly liquid investments, the fair value of MSRs cannot be readily determined because these assets are not actively traded in securities markets. The initial carrying value of an MSR is determined based on its fair value. The Corporation determines the fair value of the MSRs using a discounted static cash flow analysis, which incorporates current market assumptions commonly used by buyers of these MSRs and was derived from prevailing conditions in the secondary servicing market. The valuation of the Corporation's MSRs incorporates two sets of assumptions: (i) market-derived assumptions for discount rates, servicing costs, escrow earnings rates, floating earnings rates, and the cost of funds; and (ii) market assumptions calibrated to the Corporation's loan characteristics and portfolio behavior for escrow balances, delinquencies and foreclosures, late fees, prepayments, and prepayment penalties.

Once recorded, the Corporation periodically evaluates MSRs for impairment. Impairments are recognized through a valuation allowance for each individual stratum of servicing assets. For purposes of performing the MSR impairment evaluation, the servicing portfolio is stratified on the basis of certain risk characteristics, such as region, terms, and coupons. The Corporation conducts an other-than-temporary impairment analysis to evaluate whether a loss in the value of the MSR in a particular stratum, if any, is other than temporary or not. When the recovery of the value is unlikely in the foreseeable future, a write-down of the MSR in the stratum to its estimated recoverable value is charged to the valuation allowance. Impairment charges are recorded as part of revenues from mortgage banking activities in the consolidated statements of income.

The MSRs are amortized over the estimated life of the underlying loans based on an income forecast method as a reduction of servicing income. The income forecast method of amortization is based on projected cash flows. A particular periodic amortization is calculated by applying to the carrying amount of the MSRs the ratio of the cash flows projected for the current period to total remaining net MSR forecasted cash flow.

Premises and equipment

Premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed over the terms of the leases (*i.e.*, the contractual term plus lease renewals that are reasonably assured) or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Costs of renewals and betterments are capitalized. When the Corporation sells or disposes of assets, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings as part of other non-interest income in the consolidated statements of income. When the asset is no longer used in operations, and the Corporation intends to sell it, the asset is reclassified to other assets held for sale and is reported at the lower of the carrying amount or fair value less cost to sell. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairments on premises and equipment are included as part of occupancy and equipment expenses in the consolidated statements of income.

Operating leases

The Corporation, as lessee, determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, or at acquisition date in case of a business combination. As the rates implicit in the Corporation's operating leases are not readily determinable, the Corporation generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The incremental borrowing rate is calculated based on fully amortizing secured borrowings. Operating right-of-use ("ROU") assets are generally recognized based on the amount of the initial measurement of the lease liability. Non-lease components, such as common area maintenance charges, are not considered a part of the gross-up of the ROU asset and lease liability and are recognized as incurred. The Corporation's leases are primarily related to operating leases for the Bank's branches. Most of the Corporation's leases with operating ROU assets have terms of two years to 30 years, some of which include options to extend the leases for up to ten years. The Corporation does not recognize ROU assets and lease liabilities that arise from short-term leases (less than 12 months). Operating lease expense, which is included as part of occupancy and equipment expenses in the consolidated statements of income, is recognized on a straight-line basis over the lease term that is based on the Corporation's assessment of whether the renewal options are reasonably certain to be exercised. The Corporation includes the ROU assets and lease liabilities as part of other assets and accounts payable and other liabilities, respectively, in the consolidated statements of financial condition.

As of December 31, 2022, the Corporation, as lessee, did not have any leases that qualified as finance leases.

Other real estate owned ("OREO")

OREO, which consists of real estate acquired in settlement of loans, is recorded at fair value less estimated costs to sell the real estate acquired. Generally, loans have been written down to their net realizable value prior to foreclosure. Any further reduction to their net realizable value is recorded with a charge to the ACL at the time of foreclosure or within six months. Thereafter, costs of maintaining and operating these properties, losses recognized on the periodic reevaluations of these properties, and gains or losses resulting from the sale of these properties are charged or credited to earnings and are included as part of net gain (loss) on OREO operations in the consolidated statements of income. Appraisals are obtained periodically, generally on an annual basis.

Claims arising from FHA/VA government-guaranteed residential mortgage loans

Upon the foreclosure on property collateralizing an FHA/VA government-guaranteed residential mortgage loan, the Corporation derecognizes the government-guaranteed mortgage loan and recognizes a receivable as part of other assets in the consolidated statements of condition if the conditions in ASC Subtopic 310-40, "Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure," (ASC Subtopic 310-40) are met. See Note 7– Other Real Estate Owned for information on foreclosures associated to FHA/VA government-guaranteed residential mortgage loans reclassified to other assets as of December 31, 2022 and 2021.

Goodwill and other intangible assets

Goodwill – Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. The Corporation allocates goodwill to the reporting unit(s) that are expected to benefit from the synergies of the business combination. Once goodwill has been assigned to a reporting unit, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill. The Corporation tests goodwill for impairment at least annually and more frequently if circumstances exist that indicate a possible reduction in the fair value of a reporting unit below its carrying value. If, after assessing all relevant events or circumstances, the Corporation concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. In addition to the goodwill recorded at the Commercial and Corporate, Consumer Retail, and Mortgage Banking reporting units in connection with the acquisition of BSPR in 2020, the Corporation's goodwill is mostly related to the United States (Florida) reporting unit. See Note 9– Goodwill and Other Intangible Assets for information on the qualitative assessment performed by the Corporation during the fourth quarter of 2022.

Other Intangible Assets – The Corporation's other intangible assets primarily relate to core deposits. The Corporation amortizes core deposit intangibles based on the projected useful lives of the related deposits, generally on a straight-line basis, and reviews these assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not exceed their fair value.

Securities purchased and sold under agreements to repurchase

The Corporation accounts for securities purchased under resale agreements and securities sold under repurchase agreements as collateralized financing transactions. Generally, the Corporation records these agreements at the amount at which the securities were purchased or sold. The Corporation monitors the fair value of securities purchased and sold, and obtains collateral from, or returns it to, the counterparties when appropriate. These financing transactions do not create material credit risk given the collateral involved and the related monitoring process. The Corporation sells and acquires securities under agreements to repurchase or resell the same or similar securities. Generally, similar securities are securities from the same issuer, with identical form and type, similar maturity, identical contractual interest rates, similar assets as collateral, and the same aggregate unpaid principal amount. The counterparty to certain agreements may have the right to repledge the collateral by contract or custom. The Corporation presents such assets separately in the consolidated statements of financial condition as securities pledged with creditors' rights to repledge. Repurchase and resale activities may be transacted under legally enforceable master repurchase agreements that give the Corporation, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Corporation offsets repurchase and resale transactions with the same counterparty in the consolidated statements of financial condition where it has such a legally enforceable right under a master netting agreement, the intention of setoff is existent, the transactions have the same maturity date, and the amounts are determinable.

From time to time, the Corporation modifies repurchase agreements to take advantage of prevailing interest rates. Following applicable GAAP guidance, if the Corporation determines that the debt under the modified terms is substantially different from the original terms, the modification must be accounted for as an extinguishment of debt. The Corporation considers modified terms to be substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument will be initially recorded at fair value, and that amount will be used to determine the debt extinguishment gain or loss to be recognized through the consolidated statements of income and the effective rate of the new instrument. If the Corporation determines that the debt under the modified terms is not substantially different, then the new effective interest rate is determined based on the carrying amount of the original debt instrument. The Corporation has determined that none of the repurchase agreements modified in the past were substantially different from the original terms, and, therefore, these modifications were not accounted for as extinguishments of debt.

Income taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In making such assessment, significant weight is given to evidence that can be objectively verified, including both positive and negative evidence. The authoritative guidance for accounting for income taxes requires the consideration of all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, tax planning strategies and future taxable income, exclusive of the impact of the reversal of temporary differences and carryforwards. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions considering statutory, judicial, and regulatory guidance. See Note 22 – Income Taxes for additional information.

Under the authoritative accounting guidance, income tax benefits are recognized and measured based on a two-step analysis: i) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized; and ii) the benefit is measured at the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between a benefit not recognized in accordance with this analysis and the tax benefit claimed on a tax return is referred to as an Unrecognized Tax Benefit.

The Corporation releases income tax effects from OCL as pension and postretirement liabilities are extinguished.

Stock repurchases

Treasury shares are recorded at their reacquisition cost, as a reduction of stockholders' equity in the consolidated statements of financial condition. When reissuing treasury shares for the granting of stock-based compensation awards, treasury stock is reduced by the cost allocated to such stock and additional paid-in capital is credited for gains and debited for losses when treasury stock is reissued at prices that differ from the reacquisition cost.

Stock-based compensation

Compensation cost is recognized in the financial statements for all share-based payment grants. The First BanCorp. Omnibus Incentive Plan, as amended (the "Omnibus Plan") provides for equity-based and non-equity-based compensation incentives (the "awards") through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, other stock-based awards and cash-based awards. The compensation cost for an award, determined based on the estimate of the fair value at the grant date (considering forfeitures and any post-vesting restrictions), is recognized over the period during which an employee or director is required to provide services in exchange for an award, which is the vesting period, taking into account the retirement eligibility of the award.

Stock-based compensation accounting guidance requires the Corporation to reverse compensation expense for any awards that are forfeited due to employee or director turnover. Changes in the estimated forfeiture rate may have a significant effect on stock-based compensation as the Corporation recognizes the effect of adjusting the rate for all expense amortization in the period in which the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, an adjustment is made to increase the estimated forfeiture rate, which will decrease the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, an adjustment is made to decrease the estimated forfeiture rate, which will increase the expense recognized in the financial statements. For additional information regarding the Corporation's equity-based compensation and awards granted, see Note 16 – Stock-Based Compensation.

Comprehensive (loss) income

Comprehensive (loss) income for First BanCorp. includes net income, as well as changes in unrealized gains (losses) on available-for-sale debt securities and change in unrecognized pension and post-retirement costs, net of estimated tax effects.

Pension and other postretirement benefits

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans (the "Pension Plans") (including a complementary postretirement benefits plan covering medical benefits and life insurance after retirement) that it assumed in the BSPR acquisition.

Pension costs are computed on the basis of accepted actuarial methods and are charged to current operations. Net pension costs are based on various actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses.

The funding policy is to contribute to the plan, as necessary, to provide for services to date and for those expected to be earned in the future. To the extent that these requirements are fully covered by assets in the plan, a contribution may not be made in a particular year.

The cost of postretirement benefits, which is determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, is accrued during the years that the employee renders the required service.

The guidance for compensation retirement benefits of ASC Topic 715, "Retirement Benefits," requires the recognition of the funded status of each defined pension benefit plan, retiree health care plan and other postretirement benefit plans on the statement of financial condition.

In addition, the Corporation maintains contributory retirement plans covering substantially all employees. Employer contributions to the plan are charged to current earnings as part of employees' compensation and benefits expenses in the consolidated statements of income.

Segment information

The Corporation reports financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The Corporation's management determined that the segregation that best fulfills the segment definition described above is by lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2022, the Corporation had the following six operating segments that are all reportable segments: Commercial and Corporate Banking; Mortgage Banking; Consumer (Retail) Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. See Note 27 – Segment Information for additional information.

Valuation of financial instruments

The measurement of fair value is fundamental to the Corporation's presentation of its financial condition and results of operations. The Corporation holds debt and equity securities, derivatives, and other financial instruments at fair value. The Corporation holds its investments and liabilities mainly to manage liquidity needs and interest rate risks. A meaningful part of the Corporation's total assets is reflected at fair value on the Corporation's financial statements.

The FASB's authoritative guidance for fair value measurement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable.

Under the fair value accounting guidance, an entity has the irrevocable option to elect, on a contract-by-contract basis, to measure certain financial assets and liabilities at fair value at the inception of the contract and, thereafter, to reflect any changes in fair value in current earnings. The Corporation did not make any fair value option election as of December 31, 2022 or 2021. See Note 25 – Fair Value for additional information.

Revenue from contract with customers

See Note 26 – Revenue from Contracts with Customers, for a detailed description of the Corporation's policies on the recognition and presentation of revenues from contracts with customers, including the income recognition for the insurance agency commissions' revenue.

Earnings per common share

Basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of common shares issued and outstanding. Net income attributable to common stockholders represents net income adjusted for any preferred stock dividends, including any preferred stock dividends declared but not yet paid, and any cumulative preferred stock dividends related to the current dividend period that have not been declared as of the end of the period. Basic weighted-average common shares outstanding excludes unvested shares of restricted stock that do not contain non-forfeitable dividend rights. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the number of weighted-average common shares is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued, referred to as potential common shares.

Potential dilutive common shares consist of unvested shares of restricted stock that do not contain non-forfeitable dividend rights, warrants outstanding during the period, and common stock issued under the assumed exercise of stock options, if any, using the treasury stock method. This method assumes that the potential dilutive common shares are issued and outstanding and the proceeds from the exercise, in addition to the amount of compensation cost attributable to future services, are used to purchase common stock at the exercise date. The difference between the number of potential dilutive shares issued and the shares purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Unvested shares of restricted stock, stock options, and warrants outstanding during the period, if any, that result in lower potential dilutive shares issued than shares purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect on earnings per share. Potential dilutive common shares also include performance units that do not contain non-forfeitable dividend rights if the performance condition is met as of the end of the reporting period.

Accounting Standards Adopted in 2022

ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848", which was effective upon the issuance of this ASU in December 2022, extends the sunset (or expiration date) of ASC Topic 848 from December 31, 2022 to December 31, 2024. Notwithstanding, the Corporation expects to follow the provisions of the LIBOR Act for the transition of any residual exposure after June 30, 2023.

The Corporation was not impacted by the adoption of the following ASUs during 2022:

- ASU 2021-05, "Leases (Topic 842): Lessors – Certain Leases with Variable Lease Payments"

- ASU 2021-04, "Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a Consensus of the Emerging Issues Task Force)"

- ASU 2020-06, "Debt – Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in an Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity"

Recently Issued Accounting Standards Not Yet Effective or Not Yet Adopted

Standard	Description	Effective Date	Effect on the financial statements
ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions"	In June 2022, the FASB issued ASU 2022-03 which, among other things, clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account and, therefore, is not considered in measuring fair value; and introduces new disclosure requirements for equity securities subject to contractual sale restrictions.	January 1, 2024. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance.	The Corporation is evaluating the impact that this ASU will have on its financial statements and disclosures. The Corporation does not expect to be materially impacted by the adoption of this ASU during the first quarter of 2024.
ASU 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures"	In March 2022, the FASB issued ASU 2022-02 which eliminates the TDRs recognition and measurement guidance. As such, the requirement to use a discounted cash flow method for TDRs that involve a concession that can only be captured by means of this method is no longer required and the consideration of reasonably expected TDRs is eliminated from ASC Topic 326. In addition, the ASU enhances disclosure requirements for loan restructurings by creditors made to borrowers experiencing financial difficulty for which the terms of the receivables have been modified, regardless of whether the refinancing is accounted for as a new loan, and amends the guidance on vintage disclosures to require disclosure of gross write-offs by year of origination.	January 1, 2023, unless early adopted in which case the amendments should be applied as of the beginning of the fiscal year that includes the interim period	The Corporation adopted the amendments of this update during the first quarter of 2023 using a modified retrospective transition method with respect to the portion of the standard that relates to the recognition and measurement of TDRs (i.e. adjustments to the ACL that had been calculated using a discounted cash flow methodology for loans modified as a TDR prior to the adoption of these amendments). As of January 1, 2023, the Corporation recorded a cumulative effect adjustment of $1 million, after-tax, as a reduction to retained earnings. In addition, the Corporation performed the necessary data updates to comply with the enhanced disclosure requirements.
ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method"	In March 2022, the FASB issued ASU 2022-01 which, among others, expands the current last-of-layer method to allow multiple hedged layers and the scope of the portfolio layer method to non-prepayable financial assets.	January 1, 2023, unless early adopted in which case the amendments should be applied as of the beginning of the fiscal year that includes the interim period	The Corporation does not expect to be impacted by the amendments of this update since it does not apply fair value hedge accounting to any of its derivatives.
ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities From Contracts With Customers"	In October 2021, the FASB issued ASU 2021-08 which, among others, requires that the acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 and provides certain practical expedients.	January 1, 2023, unless early adopted in which case the amendments should be applied as of the beginning of the fiscal year that includes the interim period	The Corporation will consider these amendments on business combinations completed on or after the adoption date.

NOTE 2 – MONEY MARKET INVESTMENTS

Money market investments are composed of time deposits, overnight deposits with other financial institutions, and other short-term investments with original maturities of three months or less.

Money market investments as of December 31, 2022 and 2021 were as follows:

	2022	2021
(Dollars in thousands)		
Time deposits with other financial institutions [1][2]	$ 300	$ 300
Overnight deposits with other financial institutions [3]	541	1,200
Other short-term investments [4]	1,184	1,182
	$ 2,025	$ 2,682

(1) Consists of time deposits segregated for compliance with the Puerto Rico International Banking Law.

(2) Interest rate of 0.40% and 0.05% as of December 31, 2022 and 2021, respectively.

(3) Weighted-average interest rate of 4.33% and 0.07% as of December 31, 2022 and 2021, respectively.

(4) Weighted-average interest rate of 0.14% and 0.15% as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Corporation had $0.5 million (2021 - $1.2 million) in money market investments pledged as collateral as part of margin calls associated to derivative contracts.

NOTE 3 – DEBT SECURITIES

Available-for-Sale Debt Securities

The amortized cost, gross unrealized gains and losses recorded in OCL, ACL, estimated fair value, and weighted-average yield of available-for-sale debt securities by contractual maturities as of December 31, 2022 were as follows:

		December 31, 2022					
		Gross Unrealized					Weighted-
	Amortized cost (1)	Gains	Losses	ACL	Fair value		average yield%
(Dollars in thousands)							
U.S. Treasury securities:							
Due within one year	$ 7,493	$ -	$ 309	$ -	$ 7,184		0.22
After 1 to 5 years	141,366	-	9,675	-	131,691		0.70
U.S. GSEs' obligations:							
Due within one year	129,018	-	4,036	-	124,982		0.32
After 1 to 5 years	2,395,273	22	227,724	-	2,167,571		0.83
After 5 to 10 years	56,251	13	7,670	-	48,594		1.54
After 10 years	12,170	36	-	-	12,206		4.62
Puerto Rico government obligations:							
After 10 years (2)	3,331	-	755	375	2,201		-
United States and Puerto Rico government obligations	2,744,902	71	250,169	375	2,494,429		0.83
MBS:							
FHLMC certificates:							
After 1 to 5 years	4,235	-	169	-	4,066		2.33
After 5 to 10 years	204,085	-	19,061	-	185,024		1.55
After 10 years	1,092,289	-	186,558	-	905,731		1.38
	1,300,609	-	205,788	-	1,094,821		1.41
GNMA certificates:							
Due within one year	5	-	-	-	5		1.73
After 1 to 5 years	15,508	-	622	-	14,886		2.00
After 5 to 10 years	45,322	1	3,809	-	41,514		1.31
After 10 years	232,632	51	27,169	-	205,514		2.47
	293,467	52	31,600	-	261,919		2.27
FNMA certificates:							
After 1 to 5 years	9,685	-	521	-	9,164		1.76
After 5 to 10 years	400,223	-	36,871	-	363,352		1.70
After 10 years	1,186,635	124	186,757	-	1,000,002		1.38
	1,596,543	124	224,149	-	1,372,518		1.46
Collateralized mortgage obligations issued or guaranteed by the FHLMC, FNMA and GNMA ("CMOs"):							
After 1 to 5 years	30,578	-	4,463	-	26,115		2.43
After 10 years	423,695	-	80,271	-	343,424		1.38
	454,273	-	84,734	-	369,539		1.45
Private label:							
After 10 years	7,903	-	2,026	83	5,794		6.83
Total MBS	3,652,795	176	548,297	83	3,104,591		1.52
Other							
Due within one year	500	-	-	-	500		0.84
Total available-for-sale debt securities	$ 6,398,197	$ 247	$ 798,466	$ 458	$ 5,599,520		1.22

(1) Excludes accrued interest receivable on available-for-sale debt securities that totaled $11.1 million as of December 31, 2022 reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.

(2) Consists of a residential pass-through MBS issued by the PRHFA that is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010. During 2021, the Corporation placed this instrument in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

The amortized cost, gross unrealized gains and losses recorded in OCL, ACL, estimated fair value, and weighted-average yield of available-for-sale debt securities by contractual maturities as of December 31, 2021 were as follows:

	December 31, 2021					
		Gross Unrealized				
(Dollars in thousands)	Amortized cost (1)	Gains	Losses	ACL	Fair value	Weighted-average yield%
U.S. Treasury securities:						
After 1 to 5 years	$ 149,660	$ 59	$ 1,233	$ -	$ 148,486	0.68
U.S. GSEs' obligations:						
After 1 to 5 years	1,877,181	240	29,555	-	1,847,866	0.60
After 5 to 10 years	403,785	175	10,856	-	393,104	0.90
After 10 years	15,788	224	-	-	16,012	0.63
Puerto Rico government obligations:						
After 10 years (2)	3,574	-	416	308	2,850	-
United States and Puerto Rico government obligations	2,449,988	698	42,060	308	2,408,318	0.67
MBS:						
FHLMC certificates:						
After 1 to 5 years	2,811	119	-	-	2,930	2.65
After 5 to 10 years	193,234	2,419	1,122	-	194,531	1.29
After 10 years	1,240,964	3,748	23,503	-	1,221,209	1.18
	1,437,009	6,286	24,625	-	1,418,670	1.20
GNMA certificates:						
Due within one year	2	-	-	-	2	1.32
After 1 to 5 years	16,714	572	-	-	17,286	2.90
After 5 to 10 years	27,271	80	139	-	27,212	0.51
After 10 years	338,927	7,091	2,174	-	343,844	1.45
	382,914	7,743	2,313	-	388,344	1.45
FNMA certificates:						
Due within one year	4,975	21	-	-	4,996	2.03
After 1 to 5 years	21,337	424	-	-	21,761	2.87
After 5 to 10 years	298,771	4,387	1,917	-	301,241	1.41
After 10 years	1,389,381	8,953	21,747	-	1,376,587	1.21
	1,714,464	13,785	23,664	-	1,704,585	1.27
CMOs:						
After 1 to 5 years	24,007	1	778	-	23,230	1.31
After 5 to 10 years	14,316	97	-	-	14,413	0.76
After 10 years	500,811	290	13,134	-	487,967	1.23
	539,134	388	13,912	-	525,610	1.22
Private label:						
After 10 years	9,994	-	1,963	797	7,234	2.21
Total MBS	4,083,515	28,202	66,477	797	4,044,443	1.26
Other						
Due within one year	500	-	-	-	500	0.72
After 1 to 5 years	500	-	-	-	500	0.84
	1,000	-	-	-	1,000	0.78
Total available-for-sale debt securities	$ 6,534,503	$ 28,900	$ 108,537	1,105	$ 6,453,761	1.03

(1) Excludes accrued interest receivable on available-for-sale debt securities that totaled $10.1 million as of December 31, 2021 reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.
(2) Consists of a residential pass-through MBS issued by the PRHFA that is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010. During 2021, the Corporation placed this instrument in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

Maturities of available-for-sale debt securities are based on the period of final contractual maturity. Expected maturities might differ from contractual maturities because they may be subject to prepayments and/or call options. The weighted-average yield on available-for-sale debt securities is based on amortized cost and, therefore, does not give effect to changes in fair value. The net unrealized gain or loss on available-for-sale debt securities is presented as part of other comprehensive (loss) income.

The following tables show the fair value and gross unrealized losses of the Corporation's available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2022 and 2021. The tables also include debt securities for which an ACL was recorded.

| | As of December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In thousands)						
Debt securities:						
U.S. Treasury and U.S. GSEs' obligations	$ 298,313	$ 18,057	$ 2,174,724	$ 231,357	$ 2,473,037	$ 249,414
Puerto Rico government obligations	-	-	2,201	755 (1)	2,201	755
MBS:						
FHLMC	263,184	45,776	831,637	160,012	1,094,821	205,788
GNMA	74,829	3,433	179,854	28,167	254,683	31,600
FNMA	424,178	51,289	938,625	172,860	1,362,803	224,149
CMOs	54,688	6,788	314,851	77,946	369,539	84,734
Private label	-	-	5,794	2,026 (1)	5,794	2,026
	$ 1,115,192	$ 125,343	$ 4,447,686	$ 673,123	$ 5,562,878	$ 798,466

(1) Unrealized losses do not include the credit loss component recorded as part of the ACL. As of December 31, 2022, PRHFA bond and private label MBS had an ACL of $0.4 million and $0.1 million, respectively.

| | As of December 31, 2021 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In thousands)						
Debt securities:						
U.S. Treasury and U.S. GSEs' obligations	$ 1,717,340	$ 25,401	$ 606,179	$ 16,243	$ 2,323,519	$ 41,644
Puerto Rico government obligations	-	-	2,850	416 (1)	2,850	416
MBS:						
FHLMC	986,345	16,144	221,896	8,481	1,208,241	24,625
GNMA	194,271	1,329	41,233	984	235,504	2,313
FNMA	1,237,701	19,843	112,559	3,821	1,350,260	23,664
CMOs	466,004	13,552	16,656	360	482,660	13,912
Private label	-	-	7,234	1,963 (1)	7,234	1,963
	$ 4,601,661	$ 76,269	$ 1,008,607	$ 32,268	$ 5,610,268	$ 108,537

(1) Unrealized losses do not include the credit loss component recorded as part of the ACL. As of December 31, 2021, PRHFA bond and private label MBS had an ACL of $0.3 million and $0.8 million, respectively.

There were no sales of available-for-sale debt securities during the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, proceeds from sales of available-for-sale debt securities amounted to $1.2 billion, including gross realized gains of $13.3 million and gross realized losses of $0.1 million. The $13.2 million net gain was realized on tax-exempt securities or was realized at the tax-exempt international banking entity subsidiary, which had no effect in the income tax expense recorded during the year ended December 31, 2020.

Assessment for Credit Losses

Debt securities issued by U.S. government agencies, U.S. GSEs, and the U.S. Treasury, including notes and MBS, accounted for substantially all of the total available-for-sale portfolio as of December 31, 2022, and the Corporation expects no credit losses on these securities, given the explicit and implicit guarantees provided by the U.S. federal government. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Corporation does not have the intent to sell these U.S. government and agencies debt securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Corporation does not consider impairments on these securities to be credit related as of December 31, 2022. The Corporation's credit loss assessment was concentrated mainly on private label MBS and on Puerto Rico government debt securities, for which credit losses are evaluated on a quarterly basis.

The Corporation's available-for-sale MBS portfolio included private label MBS with a fair value of $5.8 million, which had unrealized losses of approximately $2.1 million as of December 31, 2022, of which $0.1 million is due to credit deterioration and is part of the ACL. The interest rate on these private-label MBS is variable, tied to 3-month LIBOR, and limited to the weighted-average coupon on the underlying collateral. The underlying collateral is fixed-rate, single-family residential mortgage loans in the United States with original FICO scores over 700 and moderate loan-to-value ratios (under 80%), as well as moderate delinquency levels. As of December 31, 2022, the Corporation did not have the intent to sell these securities and determined that it is likely that it will not be required to sell the securities before anticipated recovery. The Corporation determined the ACL for private label MBS based on a risk-adjusted discounted cash flow methodology that considers the structure and terms of the instruments. The Corporation utilized PDs and LGDs that considered, among other things, historical payment performance, loan-to-value attributes, and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates and the housing price index. Under this approach, expected cash flows (interest and principal) were discounted at the Treasury yield curve as of the reporting date. Significant assumptions in the valuation of the private label MBS were as follows:

	As of December 31, 2022			As of December 31, 2021		
	Weighted Average	Range Minimum	Maximum	Weighted Average	Range Minimum	Maximum
Discount rate	16.2%	16.2%	16.2%	12.9%	12.9%	12.9%
Prepayment rate	11.8%	1.5%	15.2%	15.2%	7.6%	24.9%
Projected Cumulative Loss Rate	5.6%	0.3%	15.6%	7.6%	0.2%	15.7%

The Corporation evaluates if a credit loss exists, primarily by monitoring adverse variances in the present value of expected cash flows. As of December 31, 2022, the ACL for these private label MBS was $0.1 million, compared to $0.8 million as of December 31, 2021.

As of December 31, 2022, the Corporation's available-for-sale debt securities portfolio also included a residential pass-through MBS issued by the PRHFA, collateralized by certain second mortgages, with a fair value of $2.2 million, which had an unrealized loss of approximately $1.1 million. Approximately $0.4 million of the unrealized losses was due to credit deterioration and is part of the ACL. The underlying second mortgage loans were originated under a program launched by the Puerto Rico government in 2010. This residential pass-through MBS was structured as a zero-coupon bond for the first ten years (up to July 2019). The underlying source of repayment on this residential pass-through MBS are second mortgage loans in Puerto Rico. PRHFA, not the Puerto Rico government, provides a guarantee in the event of default and subsequent foreclosure of the properties underlying the second mortgage loans. During 2021, the Corporation placed this instrument in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral. The Corporation determined the ACL on this instrument based on a discounted cash flow methodology that considered the structure and terms of the debt security. The Corporation utilized PDs and LGDs that considered, among other things, historical payment performance, loan-to-value attributes, and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates, the housing price index, and expected recovery from the PRHFA guarantee. Under this approach, expected cash flows (interest and principal) were discounted at the Treasury yield curve plus a spread as of the reporting date and compared to the amortized cost. In the event that the second mortgage loans default and the collateral is insufficient to satisfy the outstanding balance of this residential pass-through MBS, PRHFA's ability to honor its insurance will depend on, among other factors, the financial condition of PRHFA at the time such obligation becomes due and payable. Further deterioration of the Puerto Rico economy or fiscal health of the PRHFA could impact the value of these securities, resulting in additional losses to the Corporation. As of December 31, 2022, the Corporation did not have the intent to sell this security and determined that it was likely that it will not be required to sell the security before its anticipated recovery.

The following tables present a roll-forward by major security type for the years ended December 31, 2022, 2021, and 2020 of the ACL on available-for-sale debt securities:

| | Year Ended December 31, 2022 | | |
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 797	$ 308	$ 1,105
Provision for credit losses - (benefit) expense	(501)	67	(434)
Net charge-offs	(213)	-	(213)
ACL on available-for-sale debt securities	$ 83	$ 375	$ 458

| | Year Ended December 31, 2021 | | |
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 1,002	$ 308	$ 1,310
Provision for credit losses - (benefit)	(136)	-	(136)
Net charge-offs	(69)	-	(69)
ACL on available-for-sale debt securities	$ 797	$ 308	$ 1,105

| | Year Ended December 31, 2020 | | |
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ -	$ -	$ -
Provision for credit losses - expense	1,333	308	1,641
Net charge-offs	(331)	-	(331)
ACL on available-for-sale debt securities	$ 1,002	$ 308	$ 1,310

During 2022, the Corporation recognized $86.1 million of interest income on available-for-sale debt securities (2021 - $62.7 million; 2020 - $49.0 million), of which $40.7 million was exempt (2021 - $25.7 million; 2020 - $38.5 million). The exempt securities primarily relate to MBS and government obligations held by IBEs (as defined in the International Banking Entity Act of Puerto Rico), whose interest income and sales are exempt from Puerto Rico income taxation under that act.

Held-to-Maturity Debt Securities

The amortized cost, gross unrecognized gains and losses, estimated fair value, ACL, weighted-average yield and contractual maturities of held-to-maturity debt securities as of December 31, 2022 and 2021 were as follows:

			December 31, 2022				
		Gross Unrecognized					Weighted-
	Amortized cost (1)	Gains	Losses	Fair value	ACL	average yield%
(Dollars in thousands)						
Puerto Rico municipal bonds:						
Due within one year	$ 1,202	$ -	$ 15	$ 1,187	$ 2	5.20
After 1 to 5 years	42,530	886	1,076	42,340	656	6.34
After 5 to 10 years	55,956	3,182	360	58,778	3,243	6.29
After 10 years	66,022	-	1,318	64,704	4,385	7.10
Total Puerto Rico municipal bonds	165,710	4,068	2,769	167,009	8,286	6.62
MBS:						
FHLMC certificates:						
After 5 to 10 years	$ 21,443	$ -	$ 746	$ 20,697	$ -	3.03
After 10 years	19,362	-	888	18,474	-	4.21
	40,805	-	1,634	39,171	-	3.59
GNMA certificates:						
After 10 years	19,131	-	943	18,188	-	3.35
FNMA certificates:						
After 1 to 5 years	9,621	-	396	9,225	-	3.48
After 10 years	72,347	-	3,155	69,192	-	4.14
	81,968	-	3,551	78,417	-	4.06
CMOs						
After 10 years	129,923	-	5,593	124,330	-	3.24
Total MBS	271,827	-	11,721	260,106	-	3.55
Total held-to-maturity debt securities	$ 437,537	$ 4,068	$ 14,490	$ 427,115	$ 8,286	4.71

(1) Excludes accrued interest receivable on held-to-maturity debt securities that totaled $5.5 million as of December 31, 2022, was reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and is excluded from the estimate of credit losses.

			December 31, 2021				
		Gross Unrecognized					Weighted-
	Amortized cost (1)	Gains	Losses	Fair value	ACL	average yield%
(Dollars in thousands)						
Puerto Rico municipal bonds:						
Due within one year	$ 2,995	$ 5	$ -	$ 3,000	$ 70	5.39
After 1 to 5 years	14,785	526	156	15,155	347	2.35
After 5 to 10 years	90,584	1,555	3,139	89,000	3,258	4.25
After 10 years	69,769	-	9,777	59,992	4,896	4.06
Total held-to-maturity debt securities	$ 178,133	$ 2,086	$ 13,072	$ 167,147	$ 8,571	4.04

(1) Excludes accrued interest receivable on held-to-maturity debt securities that totaled $3.4 million as of December 31, 2021, was reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and is excluded from the estimate of credit losses.

During 2022, the Corporation purchased approximately $289.9 million of GSEs' MBS, which were classified as held-to-maturity debt securities.

The following tables show the Corporation's held-to-maturity debt securities' fair value and gross unrecognized losses, aggregated by category and length of time that individual securities had been in a continuous unrecognized loss position, as of December 31, 2022 and 2021, including debt securities for which an ACL was recorded:

	As of December 31, 2022					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
(In thousands)						
Debt securities:						
Puerto Rico municipal bonds	$ -	$ -	$ 98,797	$ 2,769	$ 98,797	$ 2,769
MBS:						
FHLMC certificates	39,171	1,634	-	-	39,171	1,634
GNMA certificates	18,188	943	-	-	18,188	943
FNMA certificates	78,417	3,551	-	-	78,417	3,551
CMOs	124,330	5,593	-	-	124,330	5,593
Total held-to-maturity debt securities	$ 260,106	$ 11,721	$ 98,797	$ 2,769	$ 358,903	$ 14,490

	As of December 31, 2021					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
(In thousands)						
Debt securities:						
Puerto Rico municipal bonds	$ -	$ -	$ 140,732	$ 13,072	$ 140,732	$ 13,072

The Corporation classifies the held-to-maturity debt securities portfolio into the following major security types: MBS issued by GSEs and Puerto Rico municipal bonds. As of December 31, 2022, all of the MBS included in the held-to-maturity debt securities portfolio were issued by GSEs. The Corporation does not recognize an ACL for these securities since they are highly rated by major rating agencies and have a long history of no credit losses. In the case of Puerto Rico municipal bonds, the Corporation determines the ACL based on the product of a cumulative PD and LGD, and the amortized cost basis of the bonds over their remaining expected life as described in Note 1 – Nature of Business and Summary of Significant Accounting Policies.

The Corporation performs periodic credit quality reviews on these issuers. All of the Puerto Rico municipal bonds were current as to scheduled contractual payments as of December 31, 2022. The Puerto Rico municipal bonds had an ACL of $8.3 million as of December 31, 2022, down $0.3 million from $8.6 million as of December 31, 2021, mostly related to a reduction in qualitative reserves driven by improvements in the underlying financial information of certain issuers during 2022.

The following table presents the activity in the ACL for held-to-maturity debt securities by major security type for the years ended December 31, 2022, 2021 and 2020:

| | **Puerto Rico Municipal Bonds** | | |
| | | **Year Ended** | |
	December 31, 2022	**December 31, 2021**	**December 31, 2020**
(In thousands)			
Beginning Balance	$ 8,571	$ 8,845	$ -
Impact of adopting ASC 326	-	-	8,134
Initial allowance on PCD debt securities	-	-	1,269
Provision for credit losses - (benefit)	(285)	(274)	(558)
ACL on held-to-maturity debt securities	$ 8,286	$ 8,571	$ 8,845

During the second quarter of 2019, the oversight board established by Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA") announced the designation of Puerto Rico's 78 municipalities as covered instrumentalities under PROMESA. Municipalities may be affected by the negative economic and other effects resulting from expense, revenue, or cash management measures taken by the Puerto Rico government to address its fiscal situation, or measures included in fiscal plans of other government entities, and, more recently, by the effect of the COVID-19 pandemic on the Puerto Rico and global economy. Given the inherent uncertainties about the fiscal situation of the Puerto Rico central government, the COVID-19 pandemic, and the measures taken, or to be taken, by other government entities in response to economic and fiscal challenges on municipalities, the Corporation cannot be certain whether future charges to the ACL on these securities will be required.

From time to time, the Corporation has securities held to maturity with an original maturity of three months or less that are considered cash and cash equivalents and are classified as money market investments in the consolidated statements of financial condition. As of December 31, 2022 and 2021, the Corporation had no outstanding securities held to maturity that were classified as cash and cash equivalents.

During 2022, the Corporation recognized $15.5 million of interest income on held-to-maturity debt securities (2021 - $8.8 million; 2020 - $7.6 million), of which $15.4 million was exempt (2021 - $8.8 million; 2020 - $7.6 million). The exempt securities primarily relate to MBS held by IBEs (as defined in the International Banking Entity Act of Puerto Rico), whose interest income and sales are exempt from Puerto Rico income taxation under that act; and tax-exempt Puerto Rico municipal bonds.

Credit Quality Indicators:

The held-to-maturity debt securities portfolio consisted of GSEs' MBS and financing arrangements with Puerto Rico municipalities issued in bond form. As previously mentioned, the Corporation expects no credit losses on GSEs MBS. The Puerto Rico municipal bonds are accounted for as securities but are underwritten as loans with features that are typically found in commercial loans. Accordingly, the Corporation monitors the credit quality of these municipal bonds through the use of internal credit-risk ratings, which are generally updated on a quarterly basis. The Corporation considers a municipal bond as a criticized asset if its risk rating is Special Mention, Substandard, Doubtful, or Loss. Puerto Rico municipal bonds that do not meet the criteria for classification as criticized assets are considered to be pass-rated securities. The asset categories are defined below:

Pass – Assets classified as pass have a well-defined primary source of repayment, with no apparent risk, strong financial position, minimal operating risk, profitability, liquidity and strong capitalization and include assets categorized as watch. Assets classified as watch have acceptable business credit, but borrowers' operations, cash flow or financial condition evidence more than average risk and requires additional level of supervision and attention from loan officers.

Special Mention – Special Mention assets have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Corporation's credit position at some future date. Special Mention assets are not adversely classified and do not expose the Corporation to sufficient risk to warrant adverse classification.

Substandard – Substandard assets are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Doubtful classifications have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently known facts, conditions and values. A Doubtful classification may be appropriate in cases where significant risk exposures are perceived, but loss cannot be determined because of specific reasonable pending factors, which may strengthen the credit in the near term.

Loss – Assets classified as Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may occur in the future. There is little or no prospect for near term improvement and no realistic strengthening action of significance pending.

The Corporation periodically reviews its Puerto Rico municipal bonds to evaluate if they are properly classified, and to measure credit losses on these securities. The frequency of these reviews will depend on the amount of the aggregate outstanding debt, and the risk rating classification of the obligor.

The Corporation has a Loan Review Group that reports directly to the Corporation's Risk Management Committee and administratively to the Chief Risk Officer. The Loan Review Group performs annual comprehensive credit process reviews of the Bank's commercial loan portfolios, including the above-mentioned Puerto Rico municipal bonds accounted for as held-to-maturity debt securities. The objective of these loan reviews is to assess accuracy of the Bank's determination and maintenance of loan risk rating and its adherence to lending policies, practices and procedures. The monitoring performed by this group contributes to the assessment of compliance with credit policies and underwriting standards, the determination of the current level of credit risk, the evaluation of the effectiveness of the credit management process, and the identification of any deficiency that may arise in the credit-granting process. Based on its findings, the Loan Review Group recommends corrective actions, if necessary, that help in maintaining a sound credit process. The Loan Review Group reports the results of the credit process reviews to the Risk Management Committee.

As of December 31, 2022 and 2021, all Puerto Rico municipal bonds classified as held-to-maturity were classified as Pass.

No held-to-maturity debt securities were on nonaccrual status, 90 days past due and still accruing, or past due as of December 31, 2022 and 2021. A security is considered to be past due once it is 30 days contractually past due under the terms of the agreement.

NOTE 4 – LOANS HELD FOR INVESTMENT

The following table provides information about the loan portfolio held for investment by portfolio segment and disaggregated by geographic locations as of the indicated dates:

(In thousands)	As of December 31, 2022	As of December 31, 2021
Puerto Rico and Virgin Islands region:		
Residential mortgage loans, mainly secured by first mortgages	$ 2,417,900	$ 2,549,573
Construction loans	34,772	43,133
Commercial mortgage loans	1,834,204	1,702,231
C&I loans	1,860,109	1,946,597
Consumer loans	3,317,489	2,872,384
Loans held for investment	$ 9,464,474	$ 9,113,918
Florida region:		
Residential mortgage loans, mainly secured by first mortgages	$ 429,390	$ 429,322
Construction loans	98,181	95,866
Commercial mortgage loans	524,647	465,238
C&I loans	1,026,154	940,654
Consumer loans	9,979	15,660
Loans held for investment	$ 2,088,351	$ 1,946,740
Total:		
Residential mortgage loans, mainly secured by first mortgages	$ 2,847,290	$ 2,978,895
Construction loans	132,953	138,999
Commercial mortgage loans	2,358,851	2,167,469
C&I loans [1]	2,886,263	2,887,251
Consumer loans	3,327,468	2,888,044
Loans held for investment [2]	11,552,825	11,060,658
ACL on loans and finance leases	(260,464)	(269,030)
Loans held for investment, net	$ 11,292,361	$ 10,791,628

(1) As of December 31, 2022 and 2021, includes $838.5 million and $952.1 million, respectively, of commercial loans that were secured by real estate and the primary source of repayment at origination was not dependent upon the real estate.

(2) Includes accretable fair value net purchase discounts of $29.3 million and $35.3 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, and 2021, the Corporation had net deferred origination costs on its loan portfolio amounting to $11.2 million and $4.3 million, respectively. The total loan portfolio is net of unearned income of $103.4 million and $79.0 million as of December 31, 2022 and 2021, respectively, of which $99.2 million and $75.8 million are related to finance leases as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Corporation was servicing residential mortgage loans owned by others in an aggregate amount of $3.9 billion (2021 — $4.0 billion), and commercial loan participations owned by others in an aggregate amount of $305.1 million as of December 31, 2022 (2021 — $383.5 million).

Various loans, mainly secured by first mortgages, were assigned as collateral for time deposits accounts, public funds, borrowings, and related unused commitments. Total loans carrying value pledged as collateral amounted to $4.3 billion and $4.1 billion as of December 31, 2022 and 2021, respectively. As of December 31, 2022, loans pledged as collateral include $2.2 billion of pledged collateral related to the Borrower-in-Custody Program (the "BIC Program") of the FED which remained undrawn and $1.8 billion of loans pledged to the FHLB, compared to $2.1 billion and $1.8 billion, respectively, as of December 31, 2021.

The Corporation's aging of the loan portfolio held for investment, as well as information about nonaccrual loans with no ACL by portfolio classes as of December 31, 2022 and 2021 are as follows:

As of December 31, 2022		Days Past Due and Accruing					
(In thousands)	Current	30-59	60-89	90+ (1) (2) (3)	Nonaccrual (4) (5)	Total loans held for investment	Nonaccrual Loans with no ACL (6)
Residential mortgage loans, mainly secured by first mortgages:							
FHA/VA government-guaranteed loans (1) (3) (7)	$ 67,116	$ -	$ 2,586	$ 48,456	$ -	$ 118,158	$ -
Conventional residential mortgage loans (2) (7)	2,643,909	-	25,630	16,821	42,772	2,729,132	2,292
Commercial loans:							
Construction loans	130,617	-	-	128	2,208	132,953	977
Commercial mortgage loans (2) (7)	2,330,094	300	2,367	3,771	22,319	2,358,851	15,991
C&I loans	2,868,989	1,984	1,128	6,332	7,830	2,886,263	3,300
Consumer loans:							
Auto loans	1,740,271	40,039	7,089	-	10,672	1,798,071	2,136
Finance leases	707,646	7,148	1,791	-	1,645	718,230	330
Personal loans	346,366	3,738	1,894	-	1,248	353,246	-
Credit cards	301,013	3,705	2,238	4,775	-	311,731	-
Other consumer loans	141,687	1,804	1,458	-	1,241	146,190	-
Total loans held for investment	$ 11,277,708	$ 58,718	$ 46,181	$ 80,283	$ 89,935	$ 11,552,825	$ 25,026

(1) It is the Corporation's policy to report delinquent FHA/VA government-guaranteed residential mortgage loans as past-due loans 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15 months delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $28.2 million of residential mortgage loans guaranteed by the FHA that were over 15 months delinquent.

(2) Includes PCD loans previously accounted for under ASC Subtopic 310-30 for which the Corporation made the accounting policy election of maintaining pools of loans as "units of account" both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more, amounting to $12.0 million as of December 31, 2022 ($11.0 million conventional residential mortgage loans and $1.0 million commercial mortgage loans), is presented in the loans past due 90 days or more and still accruing category in the table above.

(3) Include rebooked loans, which were previously pooled into GNMA securities, amounting to $10.3 million as of December 31, 2022. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

(4) Nonaccrual loans in the Florida region amounted to $8.3 million as of December 31, 2022, primarily nonaccrual residential mortgage loans.

(5) Nonaccrual loans exclude $328.1 million of TDR loans that were in compliance with modified terms and in accrual status as of December 31, 2022.

(6) Includes $0.3 million of nonaccrual C&I loans with no ACL in the Florida region as of December 31, 2022.

(7) According to the Corporation's delinquency policy and consistent with the instructions for the preparation of the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) required by the Federal Reserve Board, residential mortgage, commercial mortgage, and construction loans are considered past due when the borrower is in arrears on two or more monthly payments. FHA/VA government-guaranteed loans, conventional residential mortgage loans, and commercial mortgage loans past due 30-59 days, but less than two payments in arrears, as of December 31, 2022 amounted to $6.1 million, $65.2 million, and $1.6 million, respectively.

As of December 31, 2021		Days Past Due and Accruing					
(In thousands)	Current	30-59	60-89	90+ (1)(2)(3)	Nonaccrual (4) (5)	Total loans held for investment	Nonaccrual Loans with no ACL (6)
Residential mortgage loans, mainly secured by first mortgages:							
FHA/VA government-guaranteed loans (1) (3) (7)	$ 57,522	$ -	$ 2,355	$ 65,515	$ -	$ 125,392	$ -
Conventional residential mortgage loans (2) (7)	2,738,111	-	31,832	28,433	55,127	2,853,503	3,689
Commercial loans:							
Construction loans	136,317	18	-	-	2,664	138,999	1,000
Commercial mortgage loans (2) (7)	2,129,375	2,402	436	9,919	25,337	2,167,469	8,289
C&I loans	2,858,397	2,047	1,845	7,827	17,135	2,887,251	11,393
Consumer loans:							
Auto loans	1,533,445	26,462	4,949	-	6,684	1,571,540	3,146
Finance leases	568,606	4,820	713	-	866	575,005	196
Personal loans	310,390	3,299	1,285	-	1,208	316,182	-
Credit cards	282,179	3,158	1,904	2,985	-	290,226	-
Other consumer loans	130,588	1,996	811	-	1,696	135,091	20
Total loans held for investment	$ 10,744,930	$ 44,202	$ 46,130	$ 114,679	$ 110,717	$ 11,060,658	$ 27,733

(1) It is the Corporation's policy to report delinquent FHA/VA government-guaranteed residential mortgage loans as past-due loans 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15 months delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $46.6 million of residential mortgage loans guaranteed by the FHA that were over 15 months delinquent.

(2) Includes PCD loans previously accounted for under ASC Subtopic 310-30 for which the Corporation made the accounting policy election of maintaining pools of loans as "units of account" both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more, amounting to $20.6 million as of December 31, 2021 ($19.1 million conventional residential mortgage loans and $1.5 million commercial mortgage loans), is presented in the loans past due 90 days or more and still accruing category in the table above.

(3) Include rebooked loans, which were previously pooled into GNMA securities, amounting to $7.2 million as of December 31, 2021. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

(4) Nonaccrual loans in the Florida region amounted to $8.2 million as of December 31, 2021, primarily nonaccrual residential mortgage loans.

(5) Nonaccrual loans exclude $363.4 million of TDR loans that were in compliance with modified terms and in accrual status as of December 31, 2021.

(6) Includes $0.5 million of nonaccrual C&I loans with no ACL in the Florida region as of December 31, 2021.

(7) According to the Corporation's delinquency policy and consistent with the instructions for the preparation of the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) required by the Federal Reserve Board, residential mortgage, commercial mortgage, and construction loans are considered past due when the borrower is in arrears on two or more monthly payments. FHA/VA government-guaranteed loans, conventional residential mortgage loans, and commercial mortgage loans past due 30-59 days, but less than two payments in arrears, as of December 31, 2021 amounted to $6.1 million, $66.0 million, and $0.7 million, respectively.

When a loan is placed on nonaccrual status, any accrued but uncollected interest income is reversed and charged against interest income and the amortization of any net deferred fees is suspended. The amount of accrued interest reversed against interest income totaled $1.7 million, $2.0 million and $1.9 million for the years ended December 31, 2022, 2021, and 2020, respectively. For the years ended December 31, 2022, 2021, and 2020, the cash interest income recognized on nonaccrual loans amounted to $1.5 million, $2.3 million, and $2.0 million, respectively.

As of December 31, 2022, the recorded investment on residential mortgage loans collateralized by residential real estate property that were in the process of foreclosure amounted to $72.4 million, including $29.4 million of FHA/VA government-guaranteed mortgage loans, and $10.0 million of PCD loans acquired prior to the adoption, on January 1, 2020, of CECL. The Corporation commences the foreclosure process on residential real estate loans when a borrower becomes 120 days delinquent. Foreclosure procedures and timelines vary depending on whether the property is located in a judicial or non-judicial state. Occasionally, foreclosures may be delayed due to, among other reasons, mandatory mediations, bankruptcy, court delays, and title issues.

Credit Quality Indicators:

The Corporation categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes non-homogeneous loans, such as commercial mortgage, C&I, and construction loans individually to classify the loans' credit risk. As mentioned above, the Corporation periodically reviews its commercial and construction loans to evaluate if they are properly classified. The frequency of these reviews will depend on the amount of the aggregate outstanding debt, and the risk rating classification of the obligor. In addition, during the renewal and annual review process of applicable credit facilities, the Corporation evaluates the corresponding loan grades. The Corporation uses the same definition for risk ratings as those described for Puerto Rico municipal bonds accounted for as held-to-maturity debt securities, as discussed in Note 3 – Debt Securities.

For residential mortgage and consumer loans, the Corporation also evaluates credit quality based on its interest accrual status.

Based on the most recent analysis performed, the amortized cost of commercial and construction loans by portfolio classes and by origination year based on the internal credit-risk category as of December 31, 2022 and the amortized cost of commercial and construction loans by portfolio classes based on the internal credit-risk category as of December 31, 2021 was as follows:

Puerto Rico and Virgin Islands region	As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total	As of December 31, 2021 Total
(In thousands)	2022	2021	2020	2019	2018	Prior			
CONSTRUCTION									
Risk Ratings:									
Pass	$ 9,463	$ 18,385	$ -	$ -	$ -	$ 4,031	$ -	$ 31,879	$ 38,066
Criticized:									
Special Mention	-	-	-	-	-	-	-	-	765
Substandard	-	-	-	-	-	2,893	-	2,893	4,302
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total construction loans	$ 9,463	$ 18,385	$ -	$ -	$ -	$ 6,924	$ -	$ 34,772	$ 43,133
COMMERCIAL MORTGAGE									
Risk Ratings:									
Pass	$ 391,589	$ 141,456	$ 363,115	$ 296,954	$ 193,795	$ 267,793	$ 1,026	$ 1,655,728	$ 1,395,569
Criticized:									
Special Mention	1,198	-	3,583	6,919	12,042	121,673	-	145,415	259,263
Substandard	135	-	-	2,819	-	30,107	-	33,061	47,399
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 392,922	$ 141,456	$ 366,698	$ 306,692	$ 205,837	$ 419,573	$ 1,026	$ 1,834,204	$ 1,702,231
C&I									
Risk Ratings:									
Pass	$ 297,932	$ 195,460	$ 184,856	$ 315,987	$ 88,484	$ 179,201	$ 527,652	$ 1,789,572	$ 1,852,552
Criticized:									
Special Mention	138	912	-	500	9,867	2,631	29,176	43,224	32,650
Substandard	203	351	1,324	14,119	725	10,238	353	27,313	61,395
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total C&I loans	$ 298,273	$ 196,723	$ 186,180	$ 330,606	$ 99,076	$ 192,070	$ 557,181	$ 1,860,109	$ 1,946,597

(1) Excludes accrued interest receivable.

Florida region	As of December 31, 2022 Term Loans Amortized Cost Basis by Origination Year [1]								As of December 31, 2021
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total	Total
(In thousands)									
CONSTRUCTION									
Risk Ratings:									
Pass	$ 48,536	$ 42,841	$ -	$ 14	$ -	$ -	$ 6,790	$ 98,181	$ 95,866
Criticized:									
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total construction loans	$ 48,536	$ 42,841	$ -	$ 14	$ -	$ -	$ 6,790	$ 98,181	$ 95,866
COMMERCIAL MORTGAGE									
Risk Ratings:									
Pass	$ 176,131	$ 70,525	$ 41,413	$ 54,839	$ 71,404	$ 70,316	$ 18,556	$ 503,184	$ 404,304
Criticized:									
Special Mention	-	-	6,986	13,309	-	-	-	20,295	60,618
Substandard	-	-	1,168	-	-	-	-	1,168	316
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 176,131	$ 70,525	$ 49,567	$ 68,148	$ 71,404	$ 70,316	$ 18,556	$ 524,647	$ 465,238
C&I									
Risk Ratings:									
Pass	$ 277,637	$ 163,210	$ 77,027	$ 223,504	$ 66,484	$ 35,028	$ 136,261	$ 979,151	$ 826,823
Criticized:									
Special Mention	-	-	-	5,974	-	11,931	-	17,905	49,946
Substandard	-	-	267	24,852	-	3,678	301	29,098	63,885
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total C&I loans	$ 277,637	$ 163,210	$ 77,294	$ 254,330	$ 66,484	$ 50,637	$ 136,562	$ 1,026,154	$ 940,654

(1) Excludes accrued interest receivable.

Total			As of December 31, 2022								As of December 31, 2021
			Term Loans								
			Amortized Cost Basis by Origination Year (1)								
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total			Total
(In thousands)											
CONSTRUCTION											
Risk Ratings:											
Pass	$ 57,999	$ 61,226	$ -	$ 14	$ -	$ 4,031	$ 6,790	$ 130,060		$	133,932
Criticized:											
Special Mention	-	-	-	-	-	-	-	-			765
Substandard	-	-	-	-	-	2,893	-	2,893			4,302
Doubtful	-	-	-	-	-	-	-	-			-
Loss	-	-	-	-	-	-	-	-			-
Total construction loans	$ 57,999	$ 61,226	$ -	$ 14	$ -	$ 6,924	$ 6,790	$ 132,953		$	138,999
COMMERCIAL MORTGAGE											
Risk Ratings:											
Pass	$ 567,720	$ 211,981	$ 404,528	$ 351,793	$ 265,199	$ 338,109	$ 19,582	$ 2,158,912		$	1,799,873
Criticized:											
Special Mention	1,198	-	10,569	20,228	12,042	121,673	-	165,710			319,881
Substandard	135	-	1,168	2,819	-	30,107	-	34,229			47,715
Doubtful	-	-	-	-	-	-	-	-			-
Loss	-	-	-	-	-	-	-	-			-
Total commercial mortgage loans	$ 569,053	$ 211,981	$ 416,265	$ 374,840	$ 277,241	$ 489,889	$ 19,582	$ 2,358,851		$	2,167,469
C&I											
Risk Ratings:											
Pass	$ 575,569	$ 358,670	$ 261,883	$ 539,491	$ 154,968	$ 214,229	$ 663,913	$ 2,768,723		$	2,679,375
Criticized:											
Special Mention	138	912	-	6,474	9,867	14,562	29,176	61,129			82,596
Substandard	203	351	1,591	38,971	725	13,916	654	56,411			125,280
Doubtful	-	-	-	-	-	-	-	-			-
Loss	-	-	-	-	-	-	-	-			-
Total C&I loans	$ 575,910	$ 359,933	$ 263,474	$ 584,936	$ 165,560	$ 242,707	$ 693,743	$ 2,886,263		$	2,887,251

(1) Excludes accrued interest receivable.

The following tables present the amortized cost of residential mortgage loans by portfolio classes and by origination year based on accrual status as of December 31, 2022, and the amortized cost of residential mortgage loans by portfolio classes based on accrual status as of December 31, 2021:

	As of December 31, 2022								As of December 31, 2021
	Term Loans								
	Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis		
	2022	2021	2020	2019	2018	Prior		Total	Total
(In thousands)									
Puerto Rico and Virgin Islands Region:									
FHA/VA government-guaranteed loans									
Accrual Status:									
Performing	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,030	$ -	$ 117,416	$ 124,652
Non-Performing	-	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,030	$ -	$ 117,416	$ 124,652
Conventional residential mortgage loans:									
Accrual Status:									
Performing	$ 172,628	$ 75,397	$ 31,885	$ 47,911	$ 72,285	$ 1,864,907	$ -	$ 2,265,013	$ 2,376,946
Non-Performing	-	35	-	219	279	34,938	-	35,471	47,975
Total conventional residential mortgage loans	$ 172,628	$ 75,432	$ 31,885	$ 48,130	$ 72,564	$ 1,899,845	$ -	$ 2,300,484	$ 2,424,921
Total:									
Accrual Status:									
Performing	$ 173,328	$ 76,090	$ 32,687	$ 49,318	$ 76,069	$ 1,974,937	$ -	$ 2,382,429	$ 2,501,598
Non-Performing	-	35	-	219	279	34,938	-	35,471	47,975
Total residential mortgage loans in Puerto Rico and Virgin Islands Region	$ 173,328	$ 76,125	$ 32,687	$ 49,537	$ 76,348	$ 2,009,875	$ -	$ 2,417,900	$ 2,549,573

(1) Excludes accrued interest receivable.

	As of December 31, 2022								As of December 31, 2021
	Term Loans								
	Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis		
	2022	2021	2020	2019	2018	Prior		Total	Total
(In thousands)									
Florida Region:									
FHA/VA government-guaranteed loans									
Accrual Status:									
Performing	$ -	$ -	$ -	$ -	$ -	$ 742	$ -	$ 742	$ 740
Non-Performing	-	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ -	$ -	$ -	$ -	$ 742	$ -	$ 742	$ 740
Conventional residential mortgage loans:									
Accrual Status:									
Performing	$ 82,968	$ 49,479	$ 31,405	$ 31,144	$ 37,268	$ 189,083	$ -	$ 421,347	$ 421,430
Non-Performing	-	-	-	272	477	6,552	-	7,301	7,152
Total conventional residential mortgage loans	$ 82,968	$ 49,479	$ 31,405	$ 31,416	$ 37,745	$ 195,635	$ -	$ 428,648	$ 428,582
Total:									
Accrual Status:									
Performing	$ 82,968	$ 49,479	$ 31,405	$ 31,144	$ 37,268	$ 189,825	$ -	$ 422,089	$ 422,170
Non-Performing	-	-	-	272	477	6,552	-	7,301	7,152
Total residential mortgage loans in Florida region	$ 82,968	$ 49,479	$ 31,405	$ 31,416	$ 37,745	$ 196,377	$ -	$ 429,390	$ 429,322

(1) Excludes accrued interest receivable.

	As of December 31, 2022								As of December 31, 2021
	Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis		
(In thousands)	2022	2021	2020	2019	2018	Prior		Total	Total
Total:									
FHA/VA government-guaranteed loans									
Accrual Status:									
Performing	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,772	$ -	$ 118,158	$ 125,392
Non-Performing	-	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ 700	$ 693	$ 802	$ 1,407	$ 3,784	$ 110,772	$ -	$ 118,158	$ 125,392
Conventional residential mortgage loans:									
Accrual Status:									
Performing	$ 255,596	$ 124,876	$ 63,290	$ 79,055	$ 109,553	$ 2,053,990	$ -	$ 2,686,360	$ 2,798,376
Non-Performing	-	35	-	491	756	41,490	-	42,772	55,127
Total conventional residential mortgage loans	$ 255,596	$ 124,911	$ 63,290	$ 79,546	$ 110,309	$ 2,095,480	$ -	$ 2,729,132	$ 2,853,503
Total:									
Accrual Status:									
Performing	$ 256,296	$ 125,569	$ 64,092	$ 80,462	$ 113,337	$ 2,164,762	$ -	$ 2,804,518	$ 2,923,768
Non-Performing	-	35	-	491	756	41,490	-	42,772	55,127
Total residential mortgage loans	$ 256,296	$ 125,604	$ 64,092	$ 80,953	$ 114,093	$ 2,206,252	$ -	$ 2,847,290	$ 2,978,895

(1) Excludes accrued interest receivable.

The following tables present the amortized cost of consumer loans by portfolio classes and by origination year based on accrual status as of December 31, 2022, and the amortized cost of consumer loans by portfolio classes based on accrual status as of December 31, 2021:

	As of December 31, 2022								As of December 31, 2021
	Term Loans								
	Amortized Cost Basis by Origination Year [1]								
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total	Total
(In thousands)									
Puerto Rico and Virgin Islands Regions:									
Auto loans:									
Accrual Status:									
Performing	$ 674,145	$ 510,950	$ 254,196	$ 206,345	$ 99,008	$ 39,138	$ -	$ 1,783,782	$ 1,556,097
Non-Performing	1,666	2,140	1,596	2,508	1,385	1,301	-	10,596	6,684
Total auto loans	$ 675,811	$ 513,090	$ 255,792	$ 208,853	$ 100,393	$ 40,439	$ -	$ 1,794,378	$ 1,562,781
Finance leases:									
Accrual Status:									
Performing	$ 292,995	$ 192,435	$ 88,196	$ 81,186	$ 48,332	$ 13,441	$ -	$ 716,585	$ 574,139
Non-Performing	176	253	305	219	384	308	-	1,645	866
Total finance leases	$ 293,171	$ 192,688	$ 88,501	$ 81,405	$ 48,716	$ 13,749	$ -	$ 718,230	$ 575,005
Personal loans:									
Accrual Status:									
Performing	$ 175,875	$ 55,993	$ 29,320	$ 53,911	$ 22,838	$ 13,727	$ -	$ 351,664	$ 314,867
Non-Performing	348	249	135	289	112	115	-	1,248	1,208
Total personal loans	$ 176,223	$ 56,242	$ 29,455	$ 54,200	$ 22,950	$ 13,842	$ -	$ 352,912	$ 316,075
Credit cards:									
Accrual Status:									
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731	$ 290,226
Non-Performing	-	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731	$ 290,226
Other consumer loans:									
Accrual Status:									
Performing	$ 79,630	$ 21,488	$ 9,345	$ 11,941	$ 4,030	$ 3,761	$ 8,921	$ 139,116	$ 126,734
Non-Performing	409	201	61	119	20	241	71	1,122	1,563
Total other consumer loans	$ 80,039	$ 21,689	$ 9,406	$ 12,060	$ 4,050	$ 4,002	$ 8,992	$ 140,238	$ 128,297
Total:									
Performing	$ 1,222,645	$ 780,866	$ 381,057	$ 353,383	$ 174,208	$ 70,067	$ 320,652	$ 3,302,878	$ 2,862,063
Non-Performing	2,599	2,843	2,097	3,135	1,901	1,965	71	14,611	10,321
Total consumer loans in Puerto Rico and Virgin Islands region	$ 1,225,244	$ 783,709	$ 383,154	$ 356,518	$ 176,109	$ 72,032	$ 320,723	$ 3,317,489	$ 2,872,384

(1) Excludes accrued interest receivable.

(In thousands)		As of December 31, 2022								As of December 31, 2021
		Term Loans								
		Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total	Total
		2022	2021	2020	2019	2018	Prior			
Florida Region:										
Auto loans:										
Accrual Status:										
Performing	$	-	$ -	$ -	$ 305	$ 2,333	$ 979	$ -	$ 3,617	$ 8,759
Non-Performing		-	-	-	-	36	40	-	76	-
Total auto loans	$	-	$ -	$ -	$ 305	$ 2,369	$ 1,019	$ -	$ 3,693	$ 8,759
Finance leases:										
Accrual Status:										
Performing	$	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing		-	-	-	-	-	-	-	-	-
Total finance leases	$	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Personal loans:										
Accrual Status:										
Performing	$	254	$ 71	$ 9	$ -	$ -	$ -	$ -	$ 334	$ 107
Non-Performing		-	-	-	-	-	-	-	-	-
Total personal loans	$	254	$ 71	$ 9	$ -	$ -	$ -	$ -	$ 334	$ 107
Credit cards:										
Accrual Status:										
Performing	$	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing		-	-	-	-	-	-	-	-	-
Total credit cards	$	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other consumer loans:										
Accrual Status:										
Performing	$	49	$ 231	$ 464	$ -	$ 39	$ 2,588	$ 2,462	$ 5,833	$ 6,661
Non-Performing		-	-	-	-	-	21	98	119	133
Total other consumer loans	$	49	$ 231	$ 464	$ -	$ 39	$ 2,609	$ 2,560	$ 5,952	$ 6,794
Total:										
Performing	$	303	$ 302	$ 473	$ 305	$ 2,372	$ 3,567	$ 2,462	$ 9,784	$ 15,527
Non-Performing		-	-	-	-	36	61	98	195	133
Total consumer loans in Florida region	$	303	$ 302	$ 473	$ 305	$ 2,408	$ 3,628	$ 2,560	$ 9,979	$ 15,660

(1) Excludes accrued interest receivable.

	As of December 31, 2022								As of December 31, 2021
	Term Loans								
	Amortized Cost Basis by Origination Year [(1)]						Revolving Loans Amortized Cost Basis	Total	Total
	2022	2021	2020	2019	2018	Prior			
(In thousands)									
Total:									
Auto loans:									
Accrual Status:									
Performing	$ 674,145	$ 510,950	$ 254,196	$ 206,650	$ 101,341	$ 40,117	$ -	$ 1,787,399	$ 1,564,856
Non-Performing	1,666	2,140	1,596	2,508	1,421	1,341	-	10,672	6,684
Total auto loans	$ 675,811	$ 513,090	$ 255,792	$ 209,158	$ 102,762	$ 41,458	$ -	$ 1,798,071	$ 1,571,540
Finance leases:									
Accrual Status:									
Performing	$ 292,995	$ 192,435	$ 88,196	$ 81,186	$ 48,332	$ 13,441	$ -	$ 716,585	$ 574,139
Non-Performing	176	253	305	219	384	308	-	1,645	866
Total finance leases	$ 293,171	$ 192,688	$ 88,501	$ 81,405	$ 48,716	$ 13,749	$ -	$ 718,230	$ 575,005
Personal loans:									
Accrual Status:									
Performing	$ 176,129	$ 56,064	$ 29,329	$ 53,911	$ 22,838	$ 13,727	$ -	$ 351,998	$ 314,974
Non-Performing	348	249	135	289	112	115	-	1,248	1,208
Total personal loans	$ 176,477	$ 56,313	$ 29,464	$ 54,200	$ 22,950	$ 13,842	$ -	$ 353,246	$ 316,182
Credit cards:									
Accrual Status:									
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731	$ 290,226
Non-Performing	-	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 311,731	$ 311,731	$ 290,226
Other consumer loans:									
Accrual Status:									
Performing	$ 79,679	$ 21,719	$ 9,809	$ 11,941	$ 4,069	$ 6,349	$ 11,383	$ 144,949	$ 133,395
Non-Performing	409	201	61	119	20	262	169	1,241	1,696
Total other consumer loans	$ 80,088	$ 21,920	$ 9,870	$ 12,060	$ 4,089	$ 6,611	$ 11,552	$ 146,190	$ 135,091
Total:									
Performing	$ 1,222,948	$ 781,168	$ 381,530	$ 353,688	$ 176,580	$ 73,634	$ 323,114	$ 3,312,662	$ 2,877,590
Non-Performing	2,599	2,843	2,097	3,135	1,937	2,026	169	14,806	10,454
Total consumer loans	$ 1,225,547	$ 784,011	$ 383,627	$ 356,823	$ 178,517	$ 75,660	$ 323,283	$ 3,327,468	$ 2,888,044

(1)   Excludes accrued interest receivable.

Accrued interest receivable on loans totaled $53.1 million as of December 31, 2022 ($48.1 million as of December 31, 2021), was reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition and is excluded from the estimate of credit losses.

The following tables present information about collateral dependent loans that were individually evaluated for purposes of determining the ACL as of December 31, 2022 and 2021:

As of December 31, 2022

	Collateral Dependent Loans - With Allowance		Collateral Dependent Loans - With No Related Allowance	Collateral Dependent Loans - Total	
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
(In thousands)					
Residential mortgage loans:					
Conventional residential mortgage loans	$ 36,206	$ 2,571	$ -	$ 36,206	$ 2,571
Commercial loans:					
Construction loans	-	-	956	956	-
Commercial mortgage loans	2,466	897	62,453	64,919	897
C&I loans	1,513	322	17,590	19,103	322
Consumer loans:					
Personal loans	56	1	64	120	1
Other consumer loans	207	29	-	207	29
	$ 40,448	$ 3,820	$ 81,063	$ 121,511	$ 3,820

As of December 31, 2021

	Collateral Dependent Loans - With Allowance		Collateral Dependent Loans - With No Related Allowance	Collateral Dependent Loans - Total	
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
(In thousands)					
Residential mortgage loans:					
Conventional residential mortgage loans	$ 51,771	$ 3,966	$ 781	$ 52,552	$ 3,966
Commercial loans:					
Construction loans	-	-	1,797	1,797	-
Commercial mortgage loans	9,908	1,152	56,361	66,269	1,152
C&I loans	5,781	670	34,043	39,824	670
Consumer loans:					
Personal loans	78	1	-	78	1
Other consumer loans	782	98	-	782	98
	$ 68,320	$ 5,887	$ 92,982	$ 161,302	$ 5,887

The allowance related to collateral dependent loans reported in the tables above includes qualitative adjustments applied to the loan portfolio that consider possible changes in circumstances that could ultimately impact credit losses and might not be reflected in historical data or forecasted data incorporated in the quantitative models. The underlying collateral for residential mortgage and consumer collateral dependent loans consisted of single-family residential properties, and for commercial and construction loans consisted primarily of office buildings, multifamily residential properties, and retail establishments. The weighted-average loan-to-value coverage for collateral dependent loans as of December 2022 decreased to 70%, compared to 78% as of December 31, 2021, mainly driven by the payoff of a $16.2 million C&I loan in the Puerto Rico region that had a loan-to-value ratio of 116%.

Purchases and Sales of Loans

In the ordinary course of business, the Corporation enters into securitization transactions and whole loan sales with GNMA and GSEs, such as FNMA and FHLMC. During the years ended December 31, 2022, 2021, and 2020, loans pooled into GNMA MBS amounted to approximately $144.5 million, $190.8 million and $219.6 million, respectively, of which the Corporation recognized a net gain on sale of $4.2 million, $8.8 million, and $9.9 million for the years ended December 31, 2022, 2021, and 2020, respectively. Also, during the years ended December 31, 2022, 2021, and 2020, the Corporation sold approximately $93.8 million, $328.2 million, and $255.0 million, respectively, of performing residential mortgage loans to FNMA and FHLMC, of which the Corporation recognized a net gain on sale of $4.2 million, $11.4 million, and $8.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. The Corporation's continuing involvement with the loans that it sells consists primarily of servicing the loans. In addition, the Corporation agrees to repurchase loans if it breaches any of the representations and warranties included in the sale agreement. These representations and warranties are consistent with the GSEs' selling and servicing guidelines (i.e., ensuring that the mortgage was properly underwritten according to established guidelines).

For loans pooled into GNMA MBS, the Corporation, as servicer, holds an option to repurchase individual delinquent loans issued on or after January 1, 2003 when certain delinquency criteria are met. This option gives the Corporation the unilateral ability, but not the obligation, to repurchase the delinquent loans at par without prior authorization from GNMA. Since the Corporation is considered to have regained effective control over the loans, it is required to recognize the loans and a corresponding repurchase liability regardless of its intent to repurchase the loans. As of December 31, 2022 and 2021, rebooked GNMA delinquent loans that were included in the residential mortgage loan portfolio amounted to $10.4 million and $7.2 million, respectively.

During the years ended December 31, 2022, 2021, and 2020, the Corporation repurchased, pursuant to the aforementioned repurchase option, $8.2 million, $1.1 million, and $55.0 million, respectively, of loans previously pooled into GNMA MBS. The principal balance of these loans is fully guaranteed, and the risk of loss related to the repurchased loans is generally limited to the difference between the delinquent interest payment advanced to GNMA, which is computed at the loan's interest rate, and the interest payments reimbursed by FHA, which are computed at a pre-determined debenture rate. Repurchases of GNMA loans allow the Corporation, among other things, to maintain acceptable delinquency rates on outstanding GNMA pools and remain as a seller and servicer in good standing with GNMA. Historically, losses on these repurchases of GNMA delinquent loans have been immaterial and no provision has been made at the time of sale.

Loan sales to FNMA and FHLMC are without recourse in relation to the future performance of the loans. The Corporation repurchased at par loans previously sold to FNMA and FHLMC in the amount of $0.4 million, $0.3 million, and $42 thousand during the years ended December 31, 2022, 2021, and 2020, respectively. The Corporation's risk of loss with respect to these loans is also minimal as these repurchased loans are generally performing loans with documentation deficiencies.

During the year ended December 31, 2022, the Corporation sold a $35.2 million C&I loan participation in the Puerto Rico region and a $23.9 million criticized C&I loan participation in the Florida region. Also, during the year ended December 31, 2021, a $3.1 million construction loan in the Puerto Rico region and four criticized commercial loan participations in the Florida region totaling $43.1 million were sold. Further, during the third quarter of 2021, the Corporation sold $52.5 million of non-performing residential mortgage loans and related servicing advances of $2.0 million. The Corporation received $31.5 million, or 58% of book value before reserves, for the $54.5 million of non-performing loans and related servicing advances. Approximately $20.9 million of reserves had been allocated to the loans sold. The transaction resulted in total net charge-offs of $23.1 million and an additional loss of approximately $2.1 million recorded as charge to the provision for credit losses in the third quarter of 2021.

Finally, the Corporation participated in the Main Street Lending program established by the FED under the CARES Act of 2020, as amended, to support lending to small and medium-sized businesses that were in sound financial condition before the onset of the COVID-19 pandemic. Under this program, the Corporation originated loans to borrowers meeting the terms and requirements of the program, including requirements as to eligibility, use of proceeds and priority, and sold a 95% participation interest in these loans to a special purpose vehicle (the "Main Street SPV") organized by the FED to purchase the participation interests from eligible lenders, including the Corporation. During the fourth quarter of 2020, the Corporation originated 23 loans under this program totaling $184.4 million in principal amount and sold participation interests totaling $ 175.1 million to the Main Street SPV.

During the years ended December 31, 2022, 2021, and 2020, the Corporation purchased C&I loan participations in the Florida region totaling $135.4 million, $174.7 million, and $40.0 million, respectively.

Loan Portfolio Concentration

The Corporation's primary lending area is Puerto Rico. The Corporation's banking subsidiary, FirstBank, also lends in the USVI and BVI markets and in the United States (principally in the state of Florida). Of the total gross loans held for investment portfolio of $11.6 billion as of December 31, 2022, credit risk concentration was approximately 79% in Puerto Rico, 18% in the U.S., and 3% in the USVI and BVI.

As of December 31, 2022, the Corporation had $169.8 million outstanding in loans extended to the Puerto Rico government, its municipalities and public corporations, compared to $178.4 million as of December 31, 2021. As of December 31, 2022, approximately $102.7 million consisted of loans extended to municipalities in Puerto Rico that are general obligations supported by assigned property tax revenues, and $28.9 million of loans which are supported by one or more specific sources of municipal revenues. The vast majority of revenues of the municipalities included in the Corporation's loan portfolio are independent of budgetary subsidies provided by the Puerto Rico central government. These municipalities are required by law to levy special property taxes in such amounts as are required to satisfy the payment of all of their respective general obligation bonds and notes. In addition to loans extended to municipalities, the Corporation's exposure to the Puerto Rico government as of December 31, 2022 included $10.8 million in loans granted to an affiliate of the Puerto Rico Electric Power Authority ("PREPA") and $27.4 million in loans to an agency of the Puerto Rico central government.

In addition, as of December 31, 2022, the Corporation had $84.7 million in exposure to residential mortgage loans that are guaranteed by the PRHFA, a government instrumentality that has been designated as a covered entity under PROMESA, compared to $92.8 million as of December 31, 2021. Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default.

The Corporation also has credit exposure to USVI government entities. As of December 31, 2022, the Corporation had $38.0 million in loans to USVI government public corporations, compared to $39.2 million as of December 31, 2021. As of December 31, 2022, all loans were currently performing and up to date on principal and interest payments.

Troubled Debt Restructurings

The Corporation provides homeownership preservation assistance to its customers through a loss mitigation program. Depending upon the nature of a borrower's financial condition, restructurings or loan modifications through this program, as well as other restructurings of individual C&I, commercial mortgage, construction, and residential mortgage loans, fit the definition of a TDR. As of December 31, 2022, the Corporation's total TDR loans held for investment amounted to $366.7 million, of which $328.1 million were in accruing status. See Note 1 – Nature of Business and Summary Significant of Accounting Policies, for information on when the Corporation classifies TDR loans as either accrual or nonaccrual loans. The total TDR loans held for investment consisted of $240.6 million of residential mortgage loans, $49.6 million of C&I loans, $63.3 million of commercial mortgage loans, $1.2 million of construction loans, and $12.0 million of consumer loans. As of December 31, 2022, the Corporation included as TDRs $0.7 million of residential mortgage loans that were participating in or had been offered a trial modification, which generally represents a six-month period during which the borrower makes monthly payments under the anticipated modified payment terms prior to a formal modification. TDR loans exclude restructured residential mortgage loans that are government-guaranteed (e.g., FHA/VA loans) totaling $53.9 million as of December 31, 2022, compared with $57.6 million as of December 31, 2021. As of December 31, 2022, the Corporation has committed to lend up to an additional $4 thousand on TDR consumer loans.

The following tables present TDR loans completed during 2022, 2021 and 2020:

		Year Ended December 31, 2022				
(In thousands)	Interest rate below market	Maturity or term extension	Combination of reduction in interest rate and extension of maturity	Forgiveness of principal and/or interest	Other [1]	Total
Conventional residential mortgage loans	$ 433	$ 1,551	$ 242	$ -	$ 4,874	$ 7,100
Construction loans	-	-	-	-	-	-
Commercial mortgage loans	-	245	5,178	-	467	5,890
C&I loans	2,402	-	618	825	1,083	4,928
Consumer loans:						
Auto loans	2,877	232	345	-	-	3,454
Finance leases	-	573	-	-	18	591
Personal loans	99	171	105	-	19	394
Credit cards [2]	-	-	-	-	816	816
Other consumer loans	112	272	16	43	-	443
Total TDRs	$ 5,923	$ 3,044	$ 6,504	$ 868	$ 7,277	$ 23,616

(1) Other concessions granted by the Corporation include payment plans under judicial stipulation or loss mitigation programs, or a combination of two or more of the concessions listed in the table. Amounts included in Other that represent a combination of concessions are excluded from the amounts reported in the column for such individual concessions.
(2) Concession consists of reduction in interest rate and revocation of revolving line privileges.

		Year Ended December 31, 2021				
(In thousands)	Interest rate below market	Maturity or term extension	Combination of reduction in interest rate and extension of maturity	Forgiveness of principal and/or interest	Other [1]	Total
Conventional residential mortgage loans	$ 365	$ 859	$ 2,647	$ -	$ 3,723	$ 7,594
Construction loans	-	-	-	-	-	-
Commercial mortgage loans	-	-	10,586	-	637	11,223
C&I loans	-	300	9,100	-	508	9,908
Consumer loans:						
Auto loans	1,888	433	277	-	-	2,598
Finance leases	-	645	26	-	26	697
Personal loans	13	60	387	-	44	504
Credit cards [2]	-	-	-	-	1,426	1,426
Other consumer loans	110	79	-	77	-	266
Total TDRs	$ 2,376	$ 2,376	$ 23,023	$ 77	$ 6,364	$ 34,216

(1) Other concessions granted by the Corporation include payment plans under judicial stipulation or loss mitigation programs, or a combination of two or more of the concessions listed in the table. Amounts included in Other that represent a combination of concessions are excluded from the amounts reported in the column for such individual concessions.
(2) Concession consists of reduction in interest rate and revocation of revolving line privileges.

		Year Ended December 31, 2020					
(In thousands)	Interest rate below market	Maturity or term extension	Combination of reduction in interest rate and extension of maturity	Forgiveness of principal and/or interest	Forbearance Agreement	Other [1]	Total
Conventional residential mortgage	$ 18	$ 545	$ 2,044	$ -	$ -	$ 5,700	$ 8,307
Construction loans	-	-	-	-	-	-	-
Commercial mortgage loans	-	-	271	-	-	553	824
C&I loans	31	-	4,107	-	18,386	-	22,524
Consumer loans:							
Auto loans	1,902	413	275	-	-	33	2,623
Finance leases	-	408	-	-	-	-	408
Personal loans	38	74	145	-	-	48	305
Credit cards [2]	-	-	-	-	-	783	783
Other consumer loans	219	83	24	219	-	-	545
Total TDRs	$ 2,208	$ 1,523	$ 6,866	$ 219	$ 18,386	$ 7,117	$ 36,319

(1) Other concessions granted by the Corporation include payment plans under judicial stipulation or loss mitigation programs, or a combination of two or more of the concessions listed in the table. Amounts included in Other that represent a combination of concessions are excluded from the amounts reported in the column for such individual concessions.
(2) Concession consists of reduction in interest rate and revocation of revolving line privileges.

	Year Ended December 31,								
	2022			**2021**			**2020**		
	Number of contracts	Pre-modification Amortized Cost	Post-modification Amortized Cost	Number of contracts	Pre-modification Amortized Cost	Post-modification Amortized Cost	Number of contracts	Pre-modification Amortized Cost	Post-modification Amortized Cost
(Dollars in thousands)									
Conventional residential mortgage loans	68	$ 7,165	$ 7,100	66	$ 7,687	$ 7,594	103	$ 9,027	$ 8,307
Construction loans	-	-	-	-	-	-	-	-	-
Commercial mortgage loans	3	5,897	5,890	7	11,285	11,223	5	824	824
C&I loans	17	5,156	4,928	6	10,031	9,908	14	22,544	22,524
Consumer loans:									
Auto loans	168	3,404	3,454	134	2,601	2,598	163	2,635	2,623
Finance leases	33	592	591	42	692	697	29	408	408
Personal loans	26	366	394	46	497	504	30	306	305
Credit Cards	170	815	816	246	1,426	1,426	159	783	783
Other consumer loans	115	434	443	65	266	266	145	613	545
Total TDRs	600	$ 23,829	$ 23,616	612	$ 34,485	$ 34,216	648	$ 37,140	$ 36,319

Loan modifications considered TDR loans that defaulted (failure by the borrower to make payments of either principal, interest, or both for a period of 90 days or more) during 2022, 2021 and 2020, and had become TDR loans during the 12-months preceding the default date, were as follows:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Number of contracts	Amortized Cost	Number of contracts	Amortized Cost	Number of contracts	Amortized Cost
(Dollars in thousands)						
Conventional residential mortgage loans	2	$ 124	-	$ -	4	$ 465
Construction loans	-	-	-	-	-	-
Commercial mortgage loans	-	-	-	-	-	-
C&I loans	-	-	-	-	3	124
Consumer loans:						
Auto loans	96	2,049	92	1,625	55	947
Finance leases	1	16	-	-	1	5
Personal loans	-	-	1	1	1	7
Credit cards	28	156	24	126	23	93
Other consumer loans	8	30	11	45	58	209
Total	135	$ 2,375	128	$ 1,797	145	$ 1,850

For certain TDR loans, the Corporation splits the loans into two new notes (the "Note A" and the "Note B"). The A Note is restructured to comply with the Corporation's lending standards at current market rates and is tailored to suit the customer's ability to make timely interest and principal payments. The B Note includes the granting of the concession to the borrower and varies by situation. The B Note is fully charged-off, unless it is collateral-dependent and the source of repayment is independent of the A Note in which case a partial charge-off may be recorded. At the time of the restructuring, the A Note is identified and classified as a TDR loan. During 2022, 2021, and 2020, there were no new Note A and B restructurings.

NOTE 5 – ALLOWANCE FOR CREDIT LOSSES FOR LOANS AND FINANCE LEASES

The following tables present the activity in the ACL on loans and finance leases by portfolio segment for the indicated periods:

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage	Commercial & Industrial Loans	Consumer Loans	Total
Year Ended December 31, 2022						
(In thousands)						
ACL:						
Beginning balance	$ 74,837	$ 4,048	$ 52,771	$ 34,284	$ 103,090	$ 269,030
Provision for credit losses - (benefit) expense	(8,734)	(2,342)	(18,994)	(1,770)	57,519	25,679
Charge-offs	(6,890)	(123)	(85)	(2,067)	(48,165)	(57,330)
Recoveries	3,547	725	1,372	2,459	14,982	23,085
Ending balance	$ 62,760	$ 2,308	$ 35,064	$ 32,906	$ 127,426	$ 260,464

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage	Commercial & Industrial Loans	Consumer Loans	Total
Year Ended December 31, 2021						
(In thousands)						
ACL:						
Beginning balance	$ 120,311	$ 5,380	$ 109,342	$ 37,944	$ 112,910	$ 385,887
Provision for credit losses - (benefit) expense	(16,957)	(1,408)	(55,358)	(8,549)	20,552	(61,720)
Charge-offs	(33,294)	(87)	(1,494)	(1,887)	(43,948)	(80,710)
Recoveries	4,777	163	281	6,776	13,576	25,573
Ending balance	$ 74,837	$ 4,048	$ 52,771	$ 34,284	$ 103,090	$ 269,030

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage	Commercial & Industrial Loans	Consumer Loans	Total
Year Ended December 31, 2020						
(In thousands)						
ACL:						
Beginning balance, prior to adoption of CECL	$ 44,806	$ 2,370	$ 39,194	$ 15,198	$ 53,571	$ 155,139
Impact of adopting CECL	49,837	797	(19,306)	14,731	35,106	81,165
Allowance established for acquired PCD loans	12,739	-	9,723	1,830	4,452	28,744
Provision for credit losses - expense (1)	22,427	2,105	81,125	6,627	56,433	168,717
Charge-offs	(11,017)	(76)	(3,330)	(3,634)	(46,483)	(64,540)
Recoveries	1,519	184	1,936	3,192	9,831	16,662
Ending balance	$ 120,311	$ 5,380	$ 109,342	$ 37,944	$ 112,910	$ 385,887

(1) Includes a $37.5 million charge related to the establishment of the initial reserves for non-PCD loans acquired in conjunction with the BSPR acquisition consisting of: (i) a $13.5 million charge related to non-PCD residential mortgage loans; (ii) a $9.2 million charge related to non-PCD commercial mortgage loans, (iii) a $4.6 million charge related to non-PCD C&I loans, and (iv) a $10.2 million charge related to non-PCD consumer loans.

The Corporation estimates the ACL following the methodologies described in Note 1 – Nature of Business and Summary of Significant Accounting Policies, above, for each portfolio segment.

During 2022, the Corporation applied probability weights to the baseline and alternative downside economic scenarios to estimate the ACL with the baseline scenario carrying the highest weight. In weighting these macroeconomic scenarios, the Corporation applied judgment based on a variety of factors such as economic uncertainties associated to the continued conflict in Ukraine, the overall inflationary environment and a potential slowdown in economic activity as a result of the FED's policy actions to control inflationary economic conditions. For periods prior to 2022, the Corporation calculated the ACL using the baseline scenario.

As of December 31, 2022, the ACL for loans and finance leases was $260.5 million, down approximately $8.5 million from December 31, 2021. The ACL reduction for commercial and construction loans was $20.8 million during 2022, primarily reflecting reduced COVID-19 uncertainties, particularly on loans in the hotel, transportation and entertainment industries; and, to a lesser extent, the effect during the second half of 2022 of reserve releases totaling $4.8 million associated with two adversely classified loans that were paid off or sold, partially offset by an increase in the size of the loan portfolio. In addition, there was an ACL reduction of $12.0 million for residential mortgage loans, partially offset by a $24.3 million increase in the ACL for consumer loans. The net reduction in the ACL for residential mortgage loans was primarily driven by the overall decrease in the size of this portfolio and, to a lesser extent, a decrease in qualitative adjustments due to improvements in underlying portfolio metrics. The ACL increase for consumer loans consisted of charges to the provision of $57.5 million recorded in 2022 mainly due to a deterioration in the outlook of certain macroeconomic variables, such as the regional unemployment rate, and an increasing trend in delinquency and charge-off levels in the consumer loan portfolios. For those loans where the ACL was determined based on a discounted cash flow model, the change in the ACL due to the passage of time is recorded as part of the provision for credit losses.

Total net charge-offs decreased by $20.9 million to $34.2 million, when compared to 2021. The variance consisted of a $25.2 million decrease in net charge-offs on residential mortgage loans, of which $23.1 million was related to charge-offs recognized as part of the bulk sale of nonaccrual residential mortgage loans and related servicing advances during the third quarter of 2021; partially offset by a $2.8 million increase in net charge-offs on consumer and finance leases, primarily in the personal loans portfolio, and a $1.5 million decrease in net recoveries in the commercial and construction loan portfolios.

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The tables below present the ACL related to loans and finance leases and the carrying values of loans by portfolio segment as of December 31, 2022 and 2021:

As of December 31, 2022

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage Loans	Commercial and Industrial Loans (1)	Consumer Loans	Total
(Dollars in thousands)						
Total loans held for investment:						
Amortized cost of loans	$ 2,847,290	$ 132,953	$ 2,358,851	$ 2,886,263	$ 3,327,468	$ 11,552,825
Allowance for credit losses	62,760	2,308	35,064	32,906	127,426	260,464
Allowance for credit losses to amortized cost	2.20 %	1.74 %	1.49 %	1.14 %	3.83 %	2.25 %

As of December 31, 2021

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage Loans	Commercial and Industrial Loans (1)	Consumer Loans	Total
(Dollars in thousands)						
Total loans held for investment:						
Amortized cost of loans	$ 2,978,895	$ 138,999	$ 2,167,469	$ 2,887,251	$ 2,888,044	$ 11,060,658
Allowance for credit losses	74,837	4,048	52,771	34,284	103,090	269,030
Allowance for credit losses to amortized cost	2.51 %	2.91 %	2.43 %	1.19 %	3.57 %	2.43 %

(1) As of December 31, 2022 and 2021, includes $6.8 million and $145.0 million of SBA PPP loans, respectively, which require no ACL as these loans are 100% guaranteed by the SBA.

In addition, the Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk via a contractual obligation to extend credit, such as unfunded loan commitments and standby letters of credit for commercial and construction loans, unless the obligation is unconditionally cancellable by the Corporation. See Note 29 – Regulatory Matters, Commitments, and Contingencies for information on off-balance sheet exposures as of December 31, 2022 and 2021. The Corporation estimates the ACL for these off-balance sheet exposures following the methodology described in Note 1 – Nature of Business and Summary of Accounting Policies. As of December 31, 2022, the ACL for off-balance sheet credit exposures increased to $4.3 million, from $1.5 million as of December 31, 2021, mainly driven by an increase in the balance of unfunded loan commitments principally due to newly originated facilities which remained undrawn as of December 31, 2022.

The following table presents the activity in the ACL for unfunded loan commitments and standby letters of credit for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
(In thousands)			
Beginning Balance	$ 1,537	$ 5,105	$ -
Impact of adopting CECL	-	-	3,922
Provision for credit losses - expense (benefit)	2,736	(3,568)	1,183
Ending balance	$ 4,273	$ 1,537	$ 5,105

166

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment comprise:

	Useful Life Range In Years		As of December 31,	
	Minimum	**Maximum**	**2022**	**2021**
(Dollars in thousands)				
Buildings and improvements	10	35	$ 135,802	$ 138,524
Leasehold improvements	1	10	76,390	79,419
Furniture, equipment and software	2	10	155,567	148,171
			367,759	366,114
Accumulated depreciation and amortization			(264,233)	(251,659)
			103,526	114,455
Land			24,485	23,873
Projects in progress			14,924	8,089
Total premises and equipment, net			$ 142,935	$ 146,417

Depreciation and amortization expense amounted to $22.3 million, $25.0 million, and $20.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

During the year ended December 31, 2021, the Corporation received insurance proceeds of $0.6 million related to the settlement and collection of an insurance claim associated with a damaged property. This amount is included as part of other non-interest income in the consolidated statements of income.

During the year ended December 31, 2020, the Corporation received insurance proceeds of $5.0 million resulting from the final settlement of the business interruption insurance claim related to lost profits caused by Hurricanes Irma and Maria. This amount is included as part of other non-interest income in the consolidated statements of income. In addition, during 2020, the Corporation received insurance proceeds of $1.2 million related to hurricane-related expenses claims recorded as a contra-account of non-interest expenses, primarily consisting of occupancy and equipment costs.

See Note 25 - Fair Value for information on write-downs recorded on long-lived assets held for sale as of December 31, 2022. Also, see Note 20 – Other Non-Interest Income for gains on sales of fixed assets recognized during the years ended December 31, 2022, 2021, and 2020.

NOTE 7 – OTHER REAL ESTATE OWNED

The following table presents the OREO inventory as of the indicated dates:

	December 31,	
	2022	**2021**
(In thousands)		
OREO		
OREO balances, carrying value:		
Residential (1)	$ 24,025	$ 29,533
Commercial	5,852	7,331
Construction	1,764	3,984
Total	$ 31,641	$ 40,848

(1) Excludes $23.5 million and $22.2 million as of December 31, 2022 and 2021, respectively, of foreclosures that meet the conditions of ASC Subtopic 310-40 and are presented as a receivable as part of other assets in the consolidated statements of financial condition.

See Note 25 - Fair Value for information on write-downs recorded on OREO properties during the years ended December 31, 2022, 2021, and 2020.

NOTE 8 – RELATED-PARTY TRANSACTIONS

The Corporation has granted loans to its directors, executive officers, and certain related individuals or entities in the ordinary course of business. The movement and balance of these loans were as follows:

	Amount
(In thousands)	
Balance at December 31, 2020 (1)	$ 504
New loans	286
Payments	(108)
Other changes	261
Balance at December 31, 2021 (1)	943
New loans	89
Payments	(149)
Balance at December 31, 2022 (1)	$ 883

(1) Includes loans granted to related parties which were then sold in the secondary market.

These loans were made subject to the provisions of the Federal Reserve's Regulation O - "Loans to Executive Officers, Directors and Principal Shareholders of Member Banks," which governs the permissible lending relationships between a financial institution and its executive officers, directors, principal shareholders, their families, and related parties. Amounts related to changes in the status of those who are considered related parties are reported as other changes in the table above, which, for 2021, was mainly related to the addition of three new executive officers and the departure of one executive officer. There were no changes in the status of related parties during 2022.

From time to time, the Corporation, in the ordinary course of its business, obtains services from related parties or makes contributions to non-profit organizations that have some association with the Corporation.

NOTE 9 – GOODWILL AND OTHER INTANGIBLES

Goodwill

Goodwill as of each of December 31, 2022 and December 31, 2021 amounted to $38.6 million. The Corporation's policy is to assess goodwill and other intangibles for impairment on an annual basis during the fourth quarter of each year, and more frequently if events or circumstances lead management to believe that the values of goodwill or other intangibles may be impaired. During the fourth quarter of 2022, management performed a qualitative analysis over the carrying amount of each relevant reporting units' goodwill and concluded that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying value. This assessment involved identifying the inputs and assumptions that most affect fair value, including evaluating significant and relevant events impacting each reporting entity, and evaluating such factors to determine if a positive assertion can be made that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying amount.

In the qualitative assessment performed for each reporting unit, the Corporation evaluated events and circumstances that could impact the fair value including the following:

- Macroeconomic conditions, such as improvement or deterioration in general economic conditions;
- Industry and market considerations;
- Interest rate fluctuations;
- Overall financial performance of the entity;
- Performance of industry peers over the last year; and
- Recent market transactions.

Management considered positive and negative evidence obtained during the evaluation of significant events and circumstances and evaluated such information to conclude that it is more likely than not that the reporting unit's fair value is greater than their carrying amount; thus, quantitative tests were not required. As a result, no impairment charges for goodwill were recorded during the year ended December 31, 2022.

There were no changes in the carrying amount of goodwill during the year ended December 31, 2022. The changes in the carrying amount of goodwill attributable to operating segments are reflected in the following table:

	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	United States Operations	Total
(In thousands)					
Goodwill, January 1, 2020	$ -	$ 1,406	$ -	$ 26,692	$ 28,098
Merger and acquisitions (1)	574	794	4,935	-	6,303
Measurement period adjustment (1) (2)	385	533	3,313	-	4,231
Goodwill, December 31, 2020	$ 959	$ 2,733	$ 8,248	$ 26,692	$ 38,632
Measurement period adjustment (1) (2)	53	74	(148)	-	(21)
Goodwill, December 31, 2021	$ 1,012	$ 2,807	$ 8,100	$ 26,692	$ 38,611

(1) Recognized in connection with the BSPR acquisition on September 1, 2020.

(2) Relates to the fair value estimate update performed within one year of the closing of the BSPR acquisition, in accordance with ASC Topic 805, "Business Combinations"("ASC 805").

Merger and Restructuring Costs – BSPR Acquisition

In connection with the BSPR acquisition on September 1, 2020, the Corporation recognized acquisition expenses of $26.4 million and $26.5 million during the years ended December 31, 2021 and 2020, respectively. No acquisition expenses were recognized during the year ended December 31, 2022. Acquisition, integration, and restructuring expenses were included in merger and restructuring costs in the consolidated statements of income, and consisted primarily of legal fees, severance and personnel-related costs, service contracts cancellation penalties, valuation services, systems conversion, and other integration efforts, as well as accelerated depreciation charges related to planned closures and consolidation of branches in accordance with the Corporation's integration and restructuring plan.

Other Intangible Assets

The following table shows the gross amount and accumulated amortization of the Corporation's intangible assets subject to amortization as of the indicated dates:

(Dollars in thousands)		As of December 31, 2022		As of December 31, 2021
Core deposit intangible:				
Gross amount	$	87,544	$	87,544
Accumulated amortization		(66,644)		(58,973)
Net carrying amount	$	20,900	$	28,571
Remaining amortization period (in years)		7.0		8.0
Purchased credit card relationship intangible:				
Gross amount	$	3,800	$	3,800
Accumulated amortization		(3,595)		(2,602)
Net carrying amount	$	205	$	1,198
Remaining amortization period (in years)		0.7		1.7
Insurance customer relationship intangible:				
Gross amount	$	1,067	$	1,067
Accumulated amortization		(1,054)		(902)
Net carrying amount	$	13	$	165
Remaining amortization period (in years)		0.1		1.1

During the years ended December 31, 2022, 2021, and 2020, the Corporation recognized $8.8 million, $11.4 million, and $5.9 million, respectively, in amortization expense on its other intangibles subject to amortization.

The Corporation amortizes core deposit intangibles and customer relationship intangibles based on the projected useful lives of the related deposits in the case of core deposit intangibles, and over the projected useful lives of the related client relationships in the case of customer relationship intangibles. The Corporation analyzes core deposit intangibles and customer relationship intangibles annually for impairment, or sooner if events and circumstances indicate possible impairment. Factors that may suggest impairment include customer attrition and run-off. Management is unaware of any events and/or circumstances that would indicate a possible impairment to the core deposit intangibles or customer relationship intangibles as of December 31, 2022.

The estimated aggregate annual amortization expense related to the intangible assets subject to amortization for future periods was as follows as of December 31, 2022:

(In thousands)		
2023	$	7,736
2024		6,416
2025		3,509
2026		872
2027		872
2028 and after		1,713

NOTE 10 – NON-CONSOLIDATED VARIABLE INTEREST ENTITIES ("VIE") AND SERVICING ASSETS

The Corporation transfers residential mortgage loans in sale or securitization transactions in which it has continuing involvement, including servicing responsibilities and guarantee arrangements. All such transfers have been accounted for as sales as required by applicable accounting guidance.

When evaluating the need to consolidate counterparties to which the Corporation has transferred assets, or with which the Corporation has entered into other transactions, the Corporation first determines if the counterparty is an entity for which a variable interest exists. If no scope exception is applicable and a variable interest exists, the Corporation then evaluates whether it is the primary beneficiary of the VIE and whether the entity should be consolidated or not.

Below is a summary of transactions with VIEs for which the Corporation has retained some level of continuing involvement:

Trust-Preferred Securities

In April 2004, FBP Statutory Trust I, a financing trust that is wholly owned by the Corporation, sold to institutional investors $100 million of its variable-rate TRuPs. FBP Statutory Trust I used the proceeds of the issuance, together with the proceeds of the purchase by the Corporation of $3.1 million of FBP Statutory Trust I variable-rate common securities, to purchase $103.1 million aggregate principal amount of the Corporation's Junior Subordinated Deferrable Debentures. In September 2004, FBP Statutory Trust II, a financing trust that is wholly owned by the Corporation, sold to institutional investors $125 million of its variable-rate TRuPs. FBP Statutory Trust II used the proceeds of the issuance, together with the proceeds of the purchase by the Corporation of $3.9 million of FBP Statutory Trust II variable-rate common securities, to purchase $128.9 million aggregate principal amount of the Corporation's Junior Subordinated Deferrable Debentures. The debentures, net of related issuance costs, are presented in the Corporation's consolidated statements of financial condition as other borrowings. The variable-rate TRuPs are fully and unconditionally guaranteed by the Corporation. The Junior Subordinated Deferrable Debentures mature on June 17, 2034, and September 20, 2034, respectively; however, under certain circumstances, the maturity of Junior Subordinated Deferrable Debentures may be shortened (such shortening would result in a mandatory redemption of the variable-rate TRuPs). As of each of December 31, 2022 and 2021, these Junior Subordinated Deferrable Debentures amounted to $183.8 million.

During the third quarter of 2020, the Corporation completed the repurchase of $0.4 million of TRuPs of the FBP Statutory Trust I, which resulted in a commensurate reduction in the related Floating Rate Junior Subordinated Debentures. The Corporation's purchase price equated to 75% of the $0.4 million par value. The 25% discount resulted in a gain of approximately $0.1 million. This gain is reflected in the consolidated statements of income as gain on early extinguishment of debt.

The Collins Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act eliminated certain TRuPs from Tier 1 capital; however, these instruments may remain in Tier 2 capital until the instruments are redeemed or mature. Under the indentures, the Corporation has the right, from time to time, and without causing an event of default, to defer payments of interest on the Junior Subordinated Deferrable Debentures by extending the interest payment period at any time and from time to time during the term of the subordinated debentures for up to twenty consecutive quarterly periods. As of December 31, 2022, the Corporation was current on all interest payments due on its subordinated debt.

Private Label MBS

During 2004 and 2005, an unaffiliated party, referred to in this subsection as the seller, established a series of statutory trusts to effect the securitization of mortgage loans and the sale of trust certificates ("private label MBS"). The seller initially provided the servicing for a fee, which is senior to the obligations to pay private label MBS holders. The seller then entered into a sales agreement through which it sold and issued the private label MBS in favor of the Corporation's banking subsidiary, FirstBank. Currently, the Bank is the sole owner of these private label MBS; the servicing of the underlying residential mortgages that generate the principal and interest cash flows is performed by another third party, which receives a servicing fee. These private label MBS are variable-rate securities indexed to 3-month LIBOR plus a spread. The principal payments from the underlying loans are remitted to a paying agent (servicer), who then remits interest to the Bank. Interest income is shared to a certain extent with the FDIC, which has an interest only strip ("IO") tied to the cash flows of the underlying loans and is entitled to receive the excess of the interest income less a servicing fee over the variable rate income that the Bank earns on the securities. This IO is limited to the weighted-average coupon on the mortgage loans. The FDIC became the owner of the IO upon its intervention of the seller, a failed financial institution. No recourse agreement exists, and the Bank, as the sole holder of the securities, absorbs all risks from losses on non-accruing loans and repossessed collateral. As of December 31, 2022, the amortized cost and fair value of these private label MBS amounted to $7.9 million and $5.8 million, respectively, with a weighted average yield of 6.83%, which is included as part of the Corporation's available-for-sale debt securities portfolio. As described in Note 3 – Debt Securities, the ACL on these private label MBS amounted to $0.1 million as of December 31, 2022.

Investment in Unconsolidated Entity

On February 16, 2011, FirstBank sold an asset portfolio consisting of performing and nonaccrual construction, commercial mortgage, and C&I loans with an aggregate book value of $269.3 million to CPG/GS, an entity organized under the laws of the Commonwealth of Puerto Rico and majority owned by PRLP Ventures LLC ("PRLP"), a company created by Goldman, Sachs & Co. and Caribbean Property Group. In connection with the sale, the Corporation received $88.5 million in cash and a 35% interest in CPG/GS, and made a loan in the amount of $136.1 million representing seller financing provided by FirstBank. The loan was refinanced and consolidated with other outstanding loans of CPG/GS in the second quarter of 2018 and was paid in full in October 2019. FirstBank's equity interest in CPG/GS is accounted for under the equity method. FirstBank recorded a loss on its interest in CPG/GS in 2014 that reduced to zero the carrying amount of the Bank's investment in CPG/GS. No negative investment needs to be reported as the Bank has no legal obligation or commitment to provide further financial support to this entity; thus, no further losses have been or will be recorded on this investment.

CPG/GS used cash proceeds of the aforementioned seller-financed loan to cover operating expenses and debt service payments, including those related to the loan that was paid off in October 2019. FirstBank will not receive any return on its equity interest until PRLP receives an aggregate amount equivalent to its initial investment and a priority return of at least 12%, which has not occurred, resulting in FirstBank's interest in CPG/GS being subordinate to PRLP's interest. CPG/GS will then begin to make payments pro rata to PRLP and FirstBank, 35% and 65%, respectively, until FirstBank has achieved a 12% return on its invested capital and the aggregate amount of distributions is equal to FirstBank's capital contributions to CPG/GS.

The Bank has determined that CPG/GS is a VIE in which the Bank is not the primary beneficiary. In determining the primary beneficiary of CPG/GS, the Bank considered applicable guidance that requires the Bank to qualitatively assess the determination of whether it is the primary beneficiary (or consolidator) of CPG/GS based on whether it has both the power to direct the activities of CPG/GS that most significantly affect the entity's economic performance and the obligation to absorb losses of, or the right to receive benefits from, CPG/GS that could potentially be significant to the VIE. The Bank determined that it does not have the power to direct the activities that most significantly impact the economic performance of CPG/GS as it does not have the right to manage or influence the loan portfolio, foreclosure proceedings, or the construction and sale of the property; therefore, the Bank concluded that it is not the primary beneficiary of CPG/GS.

Servicing Assets (MSRs)

The Corporation typically transfers first lien residential mortgage loans in conjunction with GNMA securitization transactions in which the loans are exchanged for cash or securities that are readily redeemed for cash proceeds and servicing rights. The securities issued through these transactions are guaranteed by GNMA and, under seller/servicer agreements, the Corporation is required to service the loans in accordance with the issuers' servicing guidelines and standards. As of December 31, 2022, the Corporation serviced loans securitized through GNMA with a principal balance of $2.1 billion. Also, certain conventional conforming loans are sold to FNMA or FHLMC with servicing retained. The Corporation recognizes as separate assets the rights to service loans for others, whether those servicing assets are originated or purchased. MSRs are included as part of other assets in the consolidated statements of financial condition.

The changes in MSRs are show below for the indicated dates:

	Year Ended December 31,					
	2022		**2021**		**2020**	
(In thousands)						
Balance at beginning of year	$	30,986	$	33,071	$	26,762
Purchases of servicing assets (1)		-		-		7,781
Capitalization of servicing assets		3,122		5,194		4,864
Amortization		(4,978)		(7,215)		(5,777)
Temporary impairment recoveries (charges), net		66		124		(206)
Other (2)		(159)		(188)		(353)
Balance at end of year	$	29,037	$	30,986	$	33,071

(1) Represents MSRs acquired in the BSPR acquisition.

(2) Mainly represents adjustments related to the repurchase of loans serviced for others, including MSRs related to loans previously serviced for BSPR and eliminated as part of the acquisition in the third quarter of 2020.

Impairment charges are recognized through a valuation allowance for each individual stratum of servicing assets. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized.

Changes in the impairment allowance were as follows for the indicated periods:

	Year Ended December 31,					
	2022		**2021**		**2020**	
(In thousands)						
Balance at beginning of year	$	78	$	202	$	73
Temporary impairment charges		-		-		301
OTTI of servicing assets		-		-		(77)
Recoveries		(66)		(124)		(95)
Balance at end of year	$	12	$	78	$	202

The components of net servicing income, included as part of mortgage banking activities in the consolidated statements of income, are shown below for the indicated periods:

	Year Ended December 31,		
	2022	**2021**	**2020**
(In thousands)			
Servicing fees	$ 11,096	$ 12,176	$ 9,268
Late charges and prepayment penalties	823	697	570
Adjustment for loans repurchased	(159)	(188)	(353)
Other	-	(1)	-
Servicing income, gross	11,760	12,684	9,485
Amortization and impairment of servicing assets	(4,912)	(7,091)	(5,983)
Servicing income, net	$ 6,848	$ 5,593	$ 3,502

The Corporation's MSRs are subject to prepayment and interest rate risks. Key economic assumptions used in determining the fair value at the time of sale of the related mortgages for the indicated periods ranged as follows:

	Weighted Average	**Maximum**	**Minimum**
Year Ended December 31, 2022			
Constant prepayment rate:			
Government-guaranteed mortgage loans	6.7 %	18.3 %	4.8 %
Conventional conforming mortgage loans	7.4 %	18.4 %	3.4 %
Conventional non-conforming mortgage loans	6.0 %	21.9 %	3.6 %
Discount rate:			
Government-guaranteed mortgage loans	11.7 %	12.0 %	11.5 %
Conventional conforming mortgage loans	9.7 %	10.0 %	9.5 %
Conventional non-conforming mortgage loans	12.5 %	14.5 %	11.5 %
Year Ended December 31, 2021			
Constant prepayment rate:			
Government-guaranteed mortgage loans	6.2%	17.1 %	3.7 %
Conventional conforming mortgage loans	6.2%	18.2 %	2.8 %
Conventional non-conforming mortgage loans	6.4%	14.5 %	4.4 %
Discount rate:			
Government-guaranteed mortgage loans	12.0%	12.0 %	12.0 %
Conventional conforming mortgage loans	10.0%	10.0 %	10.0 %
Conventional non-conforming mortgage loans	12.8%	14.5 %	12.0 %
Year Ended December 31, 2020			
Constant prepayment rate:			
Government-guaranteed mortgage loans	6.1%	16.0 %	3.9 %
Conventional conforming mortgage loans	6.3%	19.0 %	3.0 %
Conventional non-conforming mortgage loans	6.3%	18.0 %	4.3 %
Discount rate:			
Government-guaranteed mortgage loans	12.0%	12.0 %	12.0 %
Conventional conforming mortgage loans	10.0%	10.0 %	10.0 %
Conventional non-conforming mortgage loans	12.3%	14.5 %	12.0 %

The weighted averages of the key economic assumptions that the Corporation used in its valuation model and the sensitivity of the current fair value to immediate 10% and 20% adverse changes in those assumptions for mortgage loans as of December 31, 2022 and 2021 were as follows:

	December 31, 2022		December 31, 2021	
(In thousands)				
Carrying amount of servicing assets	$	29,037	$	30,986
Fair value	$	44,710	$	42,132
Weighted-average expected life (in years)		7.80		7.96
Constant prepayment rate (weighted-average annual rate)		6.40 %		6.55 %
Decrease in fair value due to 10% adverse change	$	1,048	$	1,027
Decrease in fair value due to 20% adverse change	$	2,054	$	2,011
Discount rate (weighted-average annual rate)		10.69 %		11.17 %
Decrease in fair value due to 10% adverse change	$	1,925	$	1,852
Decrease in fair value due to 20% adverse change	$	3,704	$	3,561

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSR is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or counteract the sensitivities.

NOTE 11 – DEPOSITS AND RELATED INTEREST

The following table summarizes deposit balances as of the indicated dates:

| | December 31, | |
	2022	2021
(In thousands)		
Type of account and interest rate:		
Non-interest-bearing deposit accounts	$ 6,112,884	$ 7,027,513
Interest-bearing saving accounts	3,902,888	4,729,387
Interest-bearing checking accounts	3,770,993	3,492,645
Certificates of deposit ("CDs")	2,250,876	2,434,932
Brokered CDs	105,826	100,417
Total	$ 16,143,467	$ 17,784,894

The weighted-average interest rate on total interest-bearing deposits as of December 31, 2022 and 2021 was 1.03% and 0.31%, respectively.

As of December 31, 2022, the aggregate amount of unplanned overdrafts of demand deposits that were reclassified as loans amounted to $1.7 million (2021 - $1.6 million). Pre-arranged overdrafts lines of credit, also reported as loans, amounted to $24.5 million as of December 31, 2022 (2021 - $24.2 million).

The following table presents the contractual maturities of CDs, including brokered CDs, as of December 31, 2022:

	Total
(In thousands)	
Three months or less	$ 640,532
Over three months to six months	288,407
Over six months to one year	593,915
Over one year to two years	517,970
Over two years to three years	178,158
Over three years to four years	38,952
Over four years to five years	92,103
Over five years	6,665
Total	$ 2,356,702

Total U.S. time deposits with balances of more than $250,000 amounted to $1.0 billion for each of the years ended December 31, 2022 and 2021. This amount does not include brokered CDs that are generally participated out by brokers in shares of less than the FDIC insurance limit. As of December 31, 2022, unamortized broker placement fees amounted to $0.3 million (2021 - $0.2 million), which are amortized over the contractual maturity of the brokered CDs under the interest method.

Brokered CDs mature as follows:

(In thousands)	December 31, 2022
Three months or less	$ 42,681
Over six months to one year	12,986
Over one year to three years	35,440
Over three years to five years	14,719
Total	$ 105,826

As of December 31, 2022, deposit accounts issued to government agencies amounted to $2.8 billion (2021 - $3.3 billion). These deposits are insured by the FDIC up to the applicable limits. The uninsured portions were collateralized by securities and loans with an amortized cost of $3.1 billion (2021 - $3.4 billion) and an estimated market value of $2.7 billion (2021 - $3.3 billion). In addition to securities and loans, as of December 31, 2022, the Corporation used $200.0 million in letters of credit issued by the FHLB as pledges for public deposits in the Virgin Islands. As of December 31, 2022, the Corporation had $2.3 billion of government deposits in Puerto Rico (2021 - $2.7 billion), $442.8 million in the Virgin Islands (2021 - $568.4 million) and $11.6 million in Florida (2021 - $9.6 million).

A table showing interest expense on deposits for the indicated periods follows:

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Interest-bearing checking accounts	$ 15,568	$ 5,776	$ 5,933
Savings	11,191	6,586	11,116
CDs	18,102	26,138	43,350
Brokered CDs	1,500	2,982	7,989
Total	$ 46,361	$ 41,482	$ 68,388

The total interest expense on deposits included the amortization of broker placement fees related to brokered CDs amounting to $0.1 million, $0.2 million, and $0.5 million for 2022, 2021 and 2020, respectively. Total interest expense also included $0.5 million, $1.3 million and $1.0 million for 2022, 2021, and 2020, respectively, for the accretion of premiums related to time deposits assumed in the BSPR acquisition.

NOTE 12 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase (repurchase agreements) as of the indicated dates consisted of the following:

	December 31,		
	2022		**2021**
(In thousands)			
Short-term Fixed-rate repurchase agreements (1)	$	75,133	$	-
Long-term Fixed-rate repurchase agreements (2)		-		300,000
	$	75,133	$	300,000

(1) Weighted-average interest rate of 4.55% as of December 31, 2022.

(2) Weighted-average interest rate of 3.35% as of December 31, 2021. During the first quarter of 2021, the interest rate related to securities sold under agreement to repurchase totaling $200 million changed from a variable rate (3-month LIBOR plus 130 to 132 basis points) to a fixed rate of 3.90% after the end of a pre-specified lockout period.

Of the $300.0 million in long-term repurchase agreements outstanding as of December 31, 2021, $100.0 million matured and were repaid in the first quarter of 2022 and the remaining $200.0 million were repaid prior to maturity upon the exercise of the counterparty's call option in the fourth quarter of 2022. In addition, the Corporation added $75.1 million in short-term repurchase agreements reflecting actions taken as part of management's liquidity and funding needs.

Repurchase agreements mature as follows as of the indicated date:

	December 31, 2022	
(In thousands)		
Within one month	$	25,133
Over one month to three months		50,000
Total	$	75,133

The following securities were sold under agreements to repurchase:

	As of December 31, 2022			
Underlying Securities	**Amortized Cost of Underlying Securities**	**Balance of Borrowing**	**Approximate Fair Value of Underlying Securities**	**Weighted Average Interest Rate of Security**
(Dollars in thousands)				
U.S. government-sponsored agencies	$ 60,081	$ 50,134	$ 54,093	0.62 %
MBS	29,959	24,999	27,010	2.08 %
Total	$ 90,040	$ 75,133	$ 81,103	
Accrued interest receivable	$ 137			

	As of December 31, 2021			
Underlying Securities	**Amortized Cost of Underlying Securities**	**Balance of Borrowing**	**Approximate Fair Value of Underlying Securities**	**Weighted Average Interest Rate of Security**
(Dollars in thousands)				
U.S. government-sponsored agencies	$ -	$ -	$ -	- %
MBS	319,225	300,000	321,180	1.33 %
Total	$ 319,225	$ 300,000	$ 321,180	
Accrued interest receivable	$ 599			

As of December 31, 2022 and 2021, the securities underlying such agreements were delivered to the dealers with which the repurchase agreements were transacted. In accordance with the master agreements, in the event of default, repurchase agreements have a right of set-off against the other party for amounts owed under the related agreement and any other amount or obligation owed with respect to any other agreement or transaction between them. As of December 31, 2022 and 2021, repurchase agreements were fully collateralized and not offset in the consolidated statements of financial condition. See Note 24 — Derivative Instruments and Hedging Activities for information on rights of set-off associated to economic undesignated hedges.

The maximum aggregate balance of repurchase agreements outstanding at any month-end during each of the year ended December 31, 2022 and 2021 was $300.0 million. The average balance during 2022 was $194.9 million (2021 - $300.5 million).

Repurchase agreements as of December 31, 2022, grouped by counterparty, were as follows:

Counterparty	Amount	Weighted-Average Maturity (In Months)
(Dollars in thousands)		
JP Morgan Chase	$ 75,133	1

NOTE 13 – ADVANCES FROM THE FEDERAL HOME LOAN BANK ("FHLB")

The following is a summary of the advances from the FHLB as of the indicated dates:

(In thousands)	December 31, 2022		December 31, 2021	
Short-term Fixed-rate advances from FHLB (1)	$	475,000	$	-
Long-term Fixed-rate advances from FHLB (2)		200,000		200,000
	$	675,000	$	200,000

(1) Weighted-average interest rate of 4.56% as of December 31, 2022.

(2) Weighted-average interest rate of 4.25% and 2.16% as of December 31, 2022 and 2021, respectively.

Advances from FHLB mature as follows as of the indicated date:

(In thousands)	December 31, 2022	
Within one month	$	350,000
Over one to three months		125,000
Over three to five years		200,000
Total	$	675,000

The $200.0 million in FHLB advances outstanding as of December 31, 2021 matured and were repaid during the third quarter of 2022. In addition, during the fourth quarter of 2022, the Corporation added $475.0 million of short-term FHLB advances and $200.0 million of long-term FHLB advances.

The maximum aggregate balance of advances from the FHLB outstanding at any month-end during the years ended December 31, 2022 and 2021 was $675.0 million and $440.0 million, respectively. The total average balance of FHLB advances during 2022 was $179.5 million (2021 - $354.1 million).

The Corporation receives advances and applies for the issuance of letters of credit from the FHLB under an Advances, Collateral Pledge, and Security Agreement (the "Collateral Agreement"), which requires the Corporation to maintain a minimum of qualifying mortgage collateral or Treasury or U.S. agencies MBS collateral, as applicable. The amount of collateral required for an advance incorporates a collateral discount or "haircut," which is incorporated into the member's pledge and determined by the FHLB. Haircut refers to the percentage by which an asset's market value is reduced for the purpose of collateral levels. As of December 31, 2022 and 2021, the estimated value of specific mortgage loans pledged as collateral amounted to $1.3 billion and $1.4 billion, respectively, as computed by the FHLB for collateral purposes, which represents a haircut of 14% and 17% as of December 31, 2022 and 2021, respectively. The carrying value of such loans as of December 31, 2022 amounted to $1.8 billion (2021 - $1.8 billion). As of December 31, 2022, the estimated value of U.S. government-sponsored agencies' obligations and U.S. agencies MBS pledged as collateral amounted to $238.1 million. As of December 31, 2022, the Corporation had additional capacity of approximately $644.2 million on this credit facility based on collateral pledged at the FHLB, adjusted by a haircut reflecting the perceived risk associated with the collateral. Advances may be repaid prior to maturity, in whole or in part, at the option of the borrower upon payment of any applicable fee specified in the contract governing such advance. In calculating the fee, due consideration is given to (i) all relevant factors, including, but not limited to, any and all applicable costs of repurchasing and/or prepaying any associated liabilities and/or hedges entered into with respect to the applicable advance; (ii) the financial characteristics, in their entirety, of the advance being prepaid; and (iii), in the case of adjustable-rate advances, the expected future earnings of the replacement borrowing as long as the replacement borrowing is at least equal to the original advance's par value and the replacement borrowing's tenor is at least equal to the remaining maturity of the prepaid advance.

NOTE 14 – OTHER BORROWINGS

Junior Subordinated Debentures

Junior subordinated debentures, as of the indicated dates, consisted of:

(In thousands)	December 31, 2022		December 31, 2021	
Floating rate junior subordinated debentures (FBP Statutory Trust I) (1) (3)	$	65,205	$	65,205
Floating rate junior subordinated debentures (FBP Statutory Trust II) (2)(3)		118,557		118,557
	$	183,762	$	183,762

(1) Amount represents junior subordinated interest-bearing debentures due in 2034 with a floating interest rate of 2.75% over 3-month LIBOR (7.49% as of December 31, 2022 and 2.97% as of December 31, 2021).

(2) Amount represents junior subordinated interest-bearing debentures due in 2034 with a floating interest rate of 2.50% over 3-month LIBOR (7.25% as of December 31, 2022 and 2.71% as of December 31, 2021).

(3) See Note 10 - Non-Consolidated Variable Interest Entities and Servicing Assets for additional information on the nature and terms of these debentures.

Loans Payable

The Corporation participates in the BIC Program of the FED. Through the BIC Program, a broad range of loans (including commercial, consumer, and residential mortgages) may be pledged as collateral for borrowings through the FED Discount Window. As of December 31, 2022, pledged collateral that is related to this credit facility amounted to $2.2 billion, mainly commercial, consumer, and residential mortgage loans, which after a margin "haircut" to discount the value of collateral pledged, represents approximately $1.3 billion of credit availability under this program. The FED Discount Window program provides the opportunity to access a low-rate short-term source of funding in a high volatility market environment. There were no outstanding borrowings under the FED Discount Window as of December 31, 2022 and 2021.

NOTE 15 – EARNINGS PER COMMON SHARE

The calculations of earnings per common share for the years ended December 31, 2022, 2021, and 2020 are as follows:

		Year Ended December 31,	
	2022	2021	2020
(In thousands, except per share information)			
Net income	$ 305,072	$ 281,025	$ 102,273
Less: Preferred stock dividends	-	(2,453)	(2,676)
Less: Excess of redemption value over carrying value of Series A through E Preferred Stock redeemed	-	(1,234)	-
Net income attributable to common stockholders	$ 305,072	$ 277,338	$ 99,597
Weighted-Average Shares:			
Average common shares outstanding	190,805	210,122	216,904
Average potential dilutive common shares	1,163	1,178	764
Average common shares outstanding - assuming dilution	191,968	211,300	217,668
Earnings per common share:			
Basic	$ 1.60	$ 1.32	$ 0.46
Diluted	$ 1.59	$ 1.31	$ 0.46

Earnings per common share is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares issued and outstanding. Net income attributable to common stockholders represents net income adjusted for any preferred stock dividends, including any dividends declared but not yet paid, and any cumulative dividends related to the current dividend period that have not been declared as of the end of the period. For 2021, net income attributable to common stockholders was also adjusted due to the one-time effect to retained earnings of the excess of the redemption value paid over the carrying value of the Series A through E Preferred Stock redeemed as discussed in Note 17 – Stockholders' Equity. Basic weighted-average common shares outstanding exclude unvested shares of restricted stock that do not contain non-forfeitable dividend rights.

Potential dilutive common shares consist of unvested shares of restricted stock that do not contain non-forfeitable dividend rights using the treasury stock method. This method assumes that proceeds equal to the amount of compensation cost attributable to future services is used to repurchase shares on the open market at the average market price for the period. The difference between the number of potential dilutive shares issued and the shares purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Unvested shares of restricted stock outstanding during the period that result in lower potentially dilutive shares issued than shares purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect on earnings per share. There were no antidilutive shares of common stock during the years ended December 31, 2022, 2021 and 2020. Potential dilutive common shares also include performance units that do not contain non-forfeitable dividend rights if the performance condition is met as of the end of the reporting period.

NOTE 16 – STOCK-BASED COMPENSATION

On April 29, 2008, the Corporation's stockholders approved the Omnibus Plan. An amended and restated Omnibus Plan was subsequently approved by the Corporation's stockholders on May 24, 2016 to, among other things, increase the number of shares of common stock reserved for issuance under the Omnibus Plan, extend the term of the Omnibus Plan to May 24, 2026 and re-approve the material terms of the performance goals under the Omnibus Plan for purposes of the then-effective Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. The Omnibus Plan provides for equity-based and non equity-based compensation incentives (the "awards"). The Omnibus Plan authorizes the issuance of up to 14,169,807 shares of common stock, subject to adjustments for stock splits, reorganizations and other similar events. As of December 31, 2022, there were 3,830,165 authorized shares of common stock available for issuance under the Omnibus Plan. The Corporation's Board of Directors, based on the recommendation of the Corporation's Compensation and Benefits Committee, has the power and authority to determine those eligible to receive awards and to establish the terms and conditions of any awards, subject to various limits and vesting restrictions that apply to individual and aggregate awards.

Restricted Stock

Under the Omnibus Plan, the Corporation may grant restricted stock to plan participants, subject to forfeiture upon the occurrence of certain events until the dates specified in the participant's award agreement. While the restricted stock is subject to forfeiture and does not contain non-forfeitable dividend rights, participants may exercise full voting rights with respect to the shares of restricted stock granted to them. The fair value of the shares of restricted stock granted was based on the market price of the Corporation's common stock on the date of the respective grant. The shares of restricted stocks granted to employees are subject to the following vesting period: fifty percent (50%) of those shares vest on the two-year anniversary of the grant date and the remaining 50% vest on the three-year anniversary of the grant date. The shares of restricted stock granted to directors are generally subject to vesting on the one-year anniversary of the grant date. Common shares issued during the year ended December 31, 2022 in connection with restricted stock awards were reissued from treasury shares.

The following table summarizes the restricted stock activity under the Omnibus Plan during the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value
Unvested shares outstanding at beginning of year	1,148,775	$ 6.61	1,320,723	$ 5.74
Granted (1)	327,195	13.21	324,360	11.47
Forfeited	(15,108)	8.79	(82,486)	6.42
Vested	(522,371)	6.13	(413,822)	7.69
Unvested shares outstanding at end of year	938,491	$ 9.14	1,148,775	$ 6.61

(1) For the year ended December 31, 2022, includes 27,529 shares of restricted stock awarded to independent directors and 299,666 shares of restricted stock awarded to employees, of which 6,084 shares were granted to retirement-eligible employees and thus charged to earnings as of the grant date. Includes for the year ended December 31, 2021, 29,291 shares of restricted stock awarded to independent directors and 295,069 shares of restricted stock awarded to employees, of which 19,804 shares were granted to retirement-eligible employees and thus charged to earnings as of the grant date.

For the years ended December 31, 2022, 2021, and 2020, the Corporation recognized $3.7 million, $3.5 million, and $3.2 million, respectively, of stock-based compensation expense related to restricted stock awards. As of December 31, 2022, there was $3.8 million of total unrecognized compensation cost related to unvested shares of restricted stock that the Corporation expects to recognize over a weighted average period of 1.5 years.

Performance Units

Under the Omnibus Plan, the Corporation may award performance units to participants, with each unit representing the value of one share of the Corporation's common stock. These awards, which are granted to executives, do not contain non-forfeitable rights to dividend equivalent amounts and can only be settled in shares of the Corporation's common stock. The performance units will vest on the third anniversary of the effective date of the awards, subject to the achievement of a pre-established tangible book value per share target, adjusted for certain allowable non-recurring transactions. All the performance units will vest if performance is at the pre-established performance target level or above at the end of a three-year performance period. However, the participants may vest with respect to 50% of the awards to the extent that performance is below the target but not less than 80% of the pre-established performance target level (the "80% minimum threshold"), which is measured based upon the growth in the tangible book value during the performance cycle. If performance is between the 80% minimum threshold and the pre-established performance target level, the participants will vest on a proportional amount. No performance units will vest if performance is below the 80% minimum threshold. The performance units granted during the year ended December 31, 2022 are for the performance period beginning January 1, 2022 and ending on December 31, 2024.

The following table summarizes the performance units activity under the Omnibus Plan during the years ended December 31, 2022 and 2021:

(Number of units)	Year Ended December 31, 2022	Year Ended December 31, 2021
Performance units at beginning of year	814,899	1,006,768
Additions	166,669	160,485
Vested (1)	(189,645)	(304,408)
Forfeited	-	(47,946)
Performance units as of December 31, 2022	791,923	814,899

(1) Units vested during 2022 are related to performance units granted in 2019 that met the pre-established target and were settled with shares of common stock reissued from treasury shares. Units vested during 2021 are related to performance units granted in 2018 that met the pre-established target and were settled with new shares of common stock.

The fair values of the performance units awarded were based on the market price of the Corporation's common stock on the respective date of the grant. For the years ended December 31, 2022, 2021, and 2020, the Corporation recognized $1.7 million, $2.0 million, and $1.8 million, respectively, of stock-based compensation expense related to performance units. As of December 31, 2022, there was $2.5 million of total unrecognized compensation cost related to unvested performance units that the Corporation expects to recognize over the next three years. The total amount of compensation expense recognized reflects management's assessment of the probability that the pre-established performance goal will be achieved. The Corporation will recognize a cumulative adjustment to compensation expense in the then-current period to reflect any changes in the probability of achievement of the performance goals.

Other awards

Under the Omnibus Plan, the Corporation may grant shares of unrestricted stock to plan participants. During the third quarter of 2020, the Corporation granted to its independent directors 19,157 shares of unrestricted stock that were fully vested at the time of the grant date. For the year ended December 31, 2020, the Corporation recognized $0.1 million of stock-based compensation expense related to unrestricted stock awards. There were no grants of unrestricted stock in 2022 and 2021.

Shares withheld

During the year ended December 31, 2022, the Corporation withheld 205,807 shares (2021 – 214,374 shares) of the restricted stock that vested during such period to cover the officers' payroll and income tax withholding liabilities; these shares are held as treasury shares. The Corporation paid in cash any fractional share of salary stock to which an officer was entitled. In the consolidated financial statements, the Corporation presents shares withheld for tax purposes as common stock repurchases.

NOTE 17 – STOCKHOLDERS' EQUITY

Stock Repurchase Programs

During the first quarter of 2022 the Corporation completed the $300 million stock repurchase program approved by the Board of Directors on April 26, 2021 by purchasing though open market transactions 3,409,697 shares of common stock at an average price of $14.66 for a total purchase price of approximately $50 million.

On April 27, 2022, the Corporation announced that its Board of Directors approved a stock repurchase program, under which the Corporation may repurchase up to $350 million of its outstanding common stock, which commenced in the second quarter of 2022. Repurchases under the program may be executed through open market purchases, accelerated share repurchases and/or privately negotiated transactions or plans, including plans complying with Rule 10b5-1 under the Exchange Act. The Corporation's common stock repurchase program is subject to various factors, including the Corporation's capital position, liquidity, financial performance and alternative uses of capital, stock trading price, and general market conditions. The repurchase program may be modified, suspended, or terminated at any time at the Corporation's discretion. The program does not obligate the Corporation to acquire any specific number of shares and does not have an expiration date. Under this stock repurchase program, the Corporation repurchased during the year ended December 31, 2022, 16,003,674 shares of common stock through open market transactions at an average purchase price of $14.06 per share for a total price of approximately $225 million. As of December 31, 2022, the Corporation has remaining authorization to repurchase approximately $125 million of common stock.

During the year ended December 31, 2022, First BanCorp. repurchased 19,413,371 shares for a total purchase price of approximately $275 million under all stock repurchase programs. The shares received are held as treasury stock.

Common Stock

The following table shows the change in shares of common stock outstanding for the years ended December 31, 2022, 2021 and 2020:

	Total Number of Shares		
	2022	**2021**	**2020**
Common stock outstanding, beginning balance	201,826,505	218,235,064	217,359,337
Common stock repurchased (1)	(19,619,178)	(16,954,841)	(51,814)
Common stock reissued/issued under stock-based compensation plan	516,840	628,768	930,627
Restricted stock forfeited	(15,108)	(82,486)	(3,086)
Common stock outstanding, ending balances	182,709,059	201,826,505	218,235,064

(1) For 2022, 2021 and 2020 includes 205,807, 214,374 and 51,814 shares, respectively, of common stock surrender to cover officers' payroll and income taxes.

For the years ended December 31, 2022, 2021 and 2020, total cash dividends declared on shares of common stock amounted to $88.2 million, $65.4 million, and $43.8 million, respectively. On February 9, 2023 the Corporation announced that its Board of Directors had declared a quarterly cash dividend of $0.14 per common share, which represents an increase of 17% or $0.02 per common share compared to its most recent dividend paid in December 2022. The dividend is payable on March 10, 2023 to shareholders of record at the close of business on February 24, 2023. The Corporation intends to continue to pay quarterly dividends on common stock. However, the Corporation's common stock dividends, including the declaration, timing, and amount, remain subject to consideration and approval by the Corporation's Board Directors at the relevant times.

Preferred Stock

The Corporation has 50,000,000 authorized shares of preferred stock with a par value of $1.00, redeemable at the Corporation's option, subject to certain terms. This stock may be issued in series and the shares of each series have such rights and preferences as are fixed by the Board of Directors when authorizing the issuance of that particular series.

On November 30, 2021, the Corporation redeemed all of its 1,444,146 then outstanding shares of Series A through E Preferred Stock for its liquidation value of $25 per share totaling $36.1 million. The difference between the liquidation value and net carrying value was $1.2 million, which was recorded as a reduction to retained earnings in 2021. The redeemed preferred stock shares were not listed on any securities exchange or automated quotation system. No shares of preferred stock have been subsequently issued or were outstanding during the year ended December 31, 2022. For the years ended December 31, 2021 and 2020, total cash dividends paid on shares of preferred stock amounted to $2.5 million and $2.7 million, respectively.

Treasury Stock

The following table shows the change in shares of treasury stock for the years ended December 31, 2022, 2021 and 2020.

	Total Number of Shares		
	2022	**2021**	**2020**
Treasury stock, beginning balance	21,836,611	4,799,284	4,744,384
Common stock repurchased (1)	19,619,178	16,954,841	51,814
Common stock reissued under stock-based compensation plan	(516,840)	-	-
Restricted stock forfeited	15,108	82,486	3,086
Treasury stock, ending balances	40,954,057	21,836,611	4,799,284

(1) For 2022, 2021 and 2020 includes 205,807, 214,374 and 51,814 shares, respectively, of common stock surrender to cover officers' payroll and income taxes.

FirstBank Statutory Reserve (Legal Surplus)

The Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law"), requires that a minimum of 10% of FirstBank's net income for the year be transferred to a legal surplus reserve until such surplus equals the total of paid-in-capital on common and preferred stock. Amounts transferred to the legal surplus reserve from retained earnings are not available for distribution to the Corporation without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The Puerto Rico Banking Law provides that, when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, must be charged against the legal surplus reserve, as a reduction thereof. If the legal surplus reserve is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and the Bank cannot pay dividends until it can replenish the legal surplus reserve to an amount of at least 20% of the original capital contributed. During the years ended December 31, 2022 and 2021, $30.9 million and $28.3 million, respectively, was transferred to the legal surplus reserve. FirstBank's legal surplus reserve, included as part of retained earnings in the Corporation's consolidated statements of financial condition, amounted to $168.5 million and $137.6 million as of December 31, 2022 and 2021, respectively.

NOTE 18 – OTHER COMPREHENSIVE (LOSS) INCOME

The following table presents change in accumulated other comprehensive (loss) income for the years ended December 31, 2022, 2021, and 2020:

	Changes in Accumulated Other Comprehensive (Loss) Income by Component (1)		
	Year ended December 31,		
	2022	2021	2020
(In thousands)			
Unrealized net holding (losses) gains on available-for-sale debt securities:			
Beginning balance	$ (87,390)	$ 55,725	$ 6,764
Other comprehensive (loss) income	(718,582)	(143,115)	48,961
Ending balance	$ (805,972)	$ (87,390)	$ 55,725
Adjustment of pension and postretirement benefit plans:			
Beginning balance	$ 3,391	$ (270)	$ -
Other comprehensive (loss) income	(2,197)	3,661	(270)
Ending balance	$ 1,194	$ 3,391	$ (270)

(1) All amounts presented are net of tax.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive (loss) income for the years ended December 31, 2022, 2021, and 2020:

		Reclassifications Out of Accumulated Other Comprehensive (Loss) Income		
		Year ended December 31,		
	Affected Line Item in the Consolidated Statements of Income	2022	2021	2020
(In thousands)				
Unrealized net holding (losses) gains on available-for-sale debt securities:				
Realized gain on sales	Net gain on investment securities	$ -	$ -	$ (13,198)
Adjustment of pension and postretirement benefit plans:				
Amortization of net loss	Other expenses	3	1	-
	Total before tax	$ 3	$ 1	$ (13,198)
	Income tax expense	(1)	-	-
	Total, net of tax	$ 2	$ 1	$ (13,198)

NOTE 19 – EMPLOYEE BENEFIT PLANS

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans (the "Pension Plans"), and a related complementary post-retirement benefit plan (the "Postretirement Benefit Plan") covering medical benefits and life insurance after retirement that it obtained in the BSPR acquisition on September 1, 2020. One defined benefit pension plan covers substantially all of BSPR's former employees who were active before January 1, 2007, while the other defined benefit pension plan covers personnel of an institution previously acquired by BSPR. Benefits are based on salary and years of service. The accrual of benefits under the Pension Plans is frozen to all participants.

The Corporation requires recognition of a plan's overfunded and underfunded status as an asset or liability with an offsetting adjustment to accumulated other comprehensive loss (income) pursuant to the ASC Topic 715, Compensation-Retirement Benefits.

The following table presents the changes in projected benefit obligation and changes in plan assets for the years ended December 31, 2022 and 2021:

(In thousands)	December 31, 2022	December 31, 2021
Changes in projected benefit obligation:		
Projected benefit obligation at the beginning of period, defined benefit pension plans	$ 97,867	$ 108,253
Interest cost	2,614	2,473
Actuarial gain (1)	(21,265)	(6,699)
Benefits paid	(5,708)	(6,160)
Projected benefit obligation at the end of period, pension plans	$ 73,508	$ 97,867
Projected benefit obligation, other postretirement benefit plan	182	195
Projected benefit obligation at the end of period	$ 73,690	$ 98,062
Changes in plan assets:		
Fair value of plan assets at the beginning of period	$ 103,487	$ 105,963
Actual return on plan assets - (loss) gain	(20,590)	3,684
Benefits paid	(5,708)	(6,160)
Fair value of pension plan assets at the end of period (2)	$ 77,189	$ 103,487
Net asset, pension plans	3,681	5,620
Net benefit obligation, other postretirement benefit plan	(182)	(195)
Net asset	$ 3,499	$ 5,425

(1) Significant components of the Pension Plans' actuarial gain that changed the benefit obligation were mainly related to updates in discount rates.

(2) Other postretirement plan did not contain any assets as of December 31, 2022 and 2021.

The weighted-average discount rate used to determine the benefit obligation as of December 31, 2022 and 2021, was 5.43% and 2.77%, respectively. The discount rate is estimated as the single equivalent rate such that the present value of the plan's projected benefit obligation cash flows using the single rate equals the present value of those cash flows using the above mean actuarial yield curve. In developing the expected long-term rate of return assumption, the Corporation evaluated input from a consultant and the Corporation's long-term inflation assumptions and interest rate scenarios. Projected returns are based on the same asset categories as the plan using well-known broad indexes. Expected returns are based on historical returns with adjustments to reflect a more realistic future return. The Corporation anticipated that the Plan's portfolio would generate a long-term rate of return of 4.80% and 4.43% as of December 31, 2022 and 2021. Adjustments are done by categories, taking into consideration current and future market conditions. The Corporation also considered historical returns on its plan assets to review the expected rate of return. The investment policy statement for the Pension Plans includes the following: (i) liability hedging assets to reduce funded status risk, (ii) diversified return seeking assets to reduce equity risk, and (iii) establishes different glidepaths specific for each plan to systematically reduce risk as the funded status improves.

The following table presents information for the plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
(In thousands)		
Projected benefit obligation	$ 48,501	$ 195
Accumulated benefit obligation	48,501	195
Fair value of plan assets	$ 46,398	$ -

The following table presents the components of net periodic benefit for the years ended December 31, 2022 and 2021, and for the period from September 1, 2020 to December 31, 2020:

	Affected Line Item in the Consolidated Statements of Income	December 31, 2022	December 31, 2021	Period from September 1, 2020 to December 31, 2020
(In thousands)				
Net periodic benefit, pension plans:				
Interest cost	Other expenses	$ 2,614	$ 2,473	$ 900
Expected return on plan assets	Other expenses	(4,158)	(4,523)	(2,062)
Net periodic benefit, pension plans		(1,544)	(2,050)	(1,162)
Net periodic cost, postretirement plan	Other expenses	8	6	2
Net periodic benefit		$ (1,536)	$ (2,044)	$ (1,160)

The following table presents the weighted-average assumptions used to determine the net periodic benefit for the pension and other postretirement benefit plans for the years ended December 31, 2022 and 2021, and for the period from September 1, 2020 to December 31, 2020:

	December 31, 2022	December 31, 2021	Period from September 1, 2020 to December 31, 2020
Discount rate	2.77%	2.36%	2.53%
Expected return on plan assets	4.43%	5.99%	5.98%

The following table presents the changes in pre-tax accumulated other comprehensive income (loss) of the Pension Plans and Postretirement Benefit Plan as of December 31, 2022, 2021, and 2020:

(In thousands)	December 31, 2022		December 31, 2021		Period from September 1, 2020 to December 31, 2020	
Accumulated other comprehensive income (loss) at beginning of period, pension plans	$	5,457	$	(404)	$	-
Net (loss) gain		(3,483)		5,861		(404)
Accumulated other comprehensive income (loss) at end of period, pension plans		1,974		5,457		(404)
Accumulated other comprehensive loss at end of period, postretirement plan		(61)		(29)		(28)
Accumulated other comprehensive income (loss) at end of period	$	1,913	$	5,428	$	(432)

The following are the pre-tax amounts recognized in accumulated other comprehensive (loss) income for the years ended December 31, 2022 and 2021, and for the period from September 1, 2020 to December 31, 2020:

(In thousands)	December 31, 2022		December 31, 2021		Period from September 1, 2020 to December 31, 2020	
Net actuarial (loss) gain, pension plans	$	(3,483)	$	5,861	$	(404)
Net actuarial loss, other postretirement benefit plan		(35)		(2)		(28)
Amortization of net loss		3		1		-
Net amount recognized	$	(3,515)	$	5,860	$	(432)

The Pension Plans asset allocations as of December 31, 2022 and 2021 by asset category are as follows:

	December 31, 2022	December 31, 2021
Asset category		
Investment in funds	97%	98%
Other	3%	2%
	100%	100%

As of December 31, 2022 and 2021, substantially all of the plan assets of $77.2 million and $103.5 million, respectively, were invested in common collective trusts, which primarily consist of equity securities, mortgage-backed securities, corporate bonds and U.S. Treasuries. The portfolios in both plans have been measured at fair value using the net asset value per unit as a practical expedient as permitted by ASC Topic 820 and, accordingly, have not been classified in the fair value hierarchy as of December 31, 2022.

Determination of Fair Value

The following is a description of the valuation inputs and techniques used to measure the fair value of pension plan assets:

Investment in Funds - Investment in common collective trusts have been measured at fair value using the net assets value per unit practical expedient and, accordingly, have not been classified in the fair value hierarchy. Fair value is based on the calculated net asset value of shares held by the Plan as reported by the sponsor of the funds.

Interest-Bearing Deposits - Interest-bearing deposits consist of money market accounts with short-term maturities and, therefore, the carrying value approximates fair value.

The Corporation does not expect to contribute to the Pension Plans during 2023.

The Corporation's investment policy with respect to the Corporation's Pension Plans is to optimize, without undue risk, the total return on investment of the Plan assets after inflation, within a framework of prudent and reasonable portfolio risk. The investment portfolio is diversified in multiple asset classes to reduce portfolio risk, and assets may be shifted between asset classes to reduce volatility when warranted by projections of the economic and/or financial market environment, consistent with Employee Retirement Income Security Act of 1974, as amended (ERISA). As circumstances and market conditions change, the Corporation's target asset allocations may be amended to reflect the most appropriate distribution given the new environment, consistent with the investment objectives.

Expected future benefit payments for the plans are as follows:

(Dollars in thousands)		Amount
	2023 $	6,436
	2024	6,292
	2025	5,985
	2026	5,999
	2027	5,860
2028 through 2031		27,411
	$	57,983

Defined Contribution Plan

In addition, FirstBank provides contributory retirement plans pursuant to Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") for Puerto Rico employees and Section 401(k) of the U.S. Internal Revenue Code for USVI and U.S. employees (the "Plans"). All of the Corporation's full-time employees are eligible to participate in the Plans after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank's matching, qualified matching, and qualified non-elective contributions. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participants' eligible compensation that a participant contributes to the Plan on a pre-tax basis. The matching contribution of fifty cents for every dollar of the employee's contribution is comprised of: (i) twenty-five cents for every dollar of the employee's contribution up to 6% of the employee's eligible compensation to be paid to the Plan as of each bi-weekly payroll; and (ii) an additional twenty-five cents for every dollar of the employee's contribution up to 6% of the employee's eligible compensation to be deposited as a lump sum subsequent to the Plan Year. Puerto Rico employees were permitted to contribute up to $15,000 for each of the years ended December 31, 2022, 2021 and 2020 (USVI and U.S. employees - $20,500 for 2022, $19,500 for 2021 and $19,500 for 2020). Additional contributions to the Plans may be voluntarily made by the Bank as determined by its Board of Directors. No additional discretionary contributions were made for the years ended December 31, 2022, 2021, and 2020. The Bank had total plan expenses of $3.5 million for the year ended December 31, 2022 (2021 - $3.5 million; 2020 - $3.0 million).

On September 1, 2020, the Bank completed the acquisition of Santander Bancorp, a wholly-owned subsidiary of Santander Holdings USA, Inc. and the holding company of BSPR. Prior to the acquisition date, BSPR was the sponsor of the Banco Santander de Puerto Rico Employees' Savings Plan ("the Santander Plan"). Effective on September 1, 2020, the Bank became the sponsor of the Santander Plan. Overall responsibility for administrating the Santander Plan rests with the Plan's Administration Committee. Effective December 31, 2020, the Santander Plan was merged with the Plans. The contributory savings plan assumed in the BSPR acquisition also provided for matching contribution up to 6% of the employee's compensation.

NOTE 20 – OTHER NON-INTEREST INCOME

A detail of other non-interest income is as follows for the indicated periods:

		Year Ended December 31,				
		2022		**2021**		**2020**
(In thousands)						
Non-deferrable loan fees	$	3,167	$	2,990	$	3,750
Mail and cable transmission commissions		3,100		3,116		2,540
Gain from insurance proceeds		-		550		5,000
Net (loss) gain on equity securities		(522)		(102)		38
Gain from sales of fixed assets		924		32		215
Other		9,181		5,843		4,682
Total	$	15,850	$	12,429	$	16,225

NOTE 21 – OTHER NON-INTEREST EXPENSES

A detail of other non-interest expenses is as follows for the indicated periods:

		Year Ended December 31,				
		2022		**2021**		**2020**
(In thousands)						
Supplies and printing	$	1,505	$	1,830	$	2,391
Amortization of intangible assets		8,816		11,407		5,912
Servicing and processing fees		5,343		5,121		4,696
Insurance and supervisory fees		9,354		9,098		6,324
Provision for operational losses		2,518		5,069		3,390
Other		3,126		2,898		3,105
Total	$	30,662	$	35,423	$	25,818

NOTE 22 – INCOME TAXES

Income tax expense includes Puerto Rico and USVI income taxes, as well as applicable U.S. federal and state taxes. The Corporation is subject to Puerto Rico income tax on its income from all sources. As a Puerto Rico corporation, FirstBank is treated as a foreign corporation for U.S. and USVI income tax purposes and, accordingly, is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those jurisdictions. Any such tax paid in the U.S. and USVI is also creditable against the Corporation's Puerto Rico tax liability, subject to certain conditions and limitations.

Under the 2011 PR Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns and, thus, the Corporation is generally not entitled to utilize losses from one subsidiary to offset gains in another subsidiary. Accordingly, in order to obtain a tax benefit from a net operating loss ("NOL"), a particular subsidiary must be able to demonstrate sufficient taxable income within the applicable NOL carry-forward period. Pursuant to the 2011 PR Code, the carry-forward period for NOLs incurred during taxable years that commenced after December 31, 2004 and ended before January 1, 2013 is 12 years; for NOLs incurred during taxable years commencing after December 31, 2012, the carryover period is 10 years. The 2011 PR Code provides a dividend received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

The Corporation has maintained an effective tax rate lower than the Puerto Rico maximum statutory rate of 37.5% mainly by investing in government obligations and MBS exempt from U.S. and Puerto Rico income taxes and by doing business through an IBE unit of the Bank, and through the Bank's subsidiary, FirstBank Overseas Corporation, whose interest income and gains on sales are exempt from Puerto Rico income taxation. The IBE unit and FirstBank Overseas Corporation were created under the International Banking Entity Act of Puerto Rico, which provides for total Puerto Rico tax exemption on net income derived by IBEs operating in Puerto Rico on the specific activities identified in the IBE Act. An IBE that operates as a unit of a bank pays income taxes at the corporate standard rates to the extent that the IBE's net income exceeds 20% of the bank's total net taxable income.

The components of income tax expense are summarized below for the indicated periods:

	Year Ended December 31,		
	2022	**2021**	**2020**
(In thousands)			
Current income tax expense	$ 88,296	$ 28,469	$ 18,421
Deferred income tax expense:			
Reversal of deferred tax asset valuation allowance	-	-	(8,000)
Other deferred income tax expense	54,216	118,323	3,629
Total income tax expense	$ 142,512	$ 146,792	$ 14,050

The differences between the income tax expense applicable to income before the provision for income taxes and the amount computed by applying the statutory tax rate in Puerto Rico were as follows for the indicated periods:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
(Dollars in thousands)						
Computed income tax at statutory rate	$ 167,844	37.5 %	$ 160,431	37.5 %	$ 43,621	37.5 %
Federal and state taxes	10,268	2.2 %	7,014	1.6 %	4,944	4.2 %
Benefit of net exempt income	(31,266)	(7.0) %	(20,717)	(4.8) %	(26,780)	(23.0) %
Disallowed NOL carryforward resulting from net exempt income	14,221	3.2 %	8,791	2.0 %	9,054	7.8 %
Deferred tax valuation allowance	(8,410)	(1.9) %	(13,572)	(3.2) %	(12,095)	(10.4) %
Share-based compensation windfall	(1,492)	(0.3) %	(1,044)	(0.2) %	157	0.1 %
Other permanent differences	(7,647)	(1.7) %	(1,185)	(0.3) %	(387)	(0.3) %
Tax return to provision adjustments	(519)	(0.1) %	(406)	(0.1) %	597	0.5 %
Other-net	(487)	(0.1) %	7,480	1.7 %	(5,061)	(4.3) %
Total income tax expense	$ 142,512	31.8 %	$ 146,792	34.2 %	$ 14,050	12.1 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	December 31,		
	2022		**2021**
(In thousands)			
Deferred tax asset:			
NOL and capital losses carryforward	$ 72,485	$	137,860
Allowance for credit losses	104,014		105,917
Alternative Minimum Tax credits available for carryforward	40,823		37,361
Unrealized loss on OREO valuation	6,462		7,703
Settlement payment-closing agreement	7,031		7,031
Legal and other reserves	6,345		4,576
Reserve for insurance premium cancellations	781		881
Differences between the assigned values and tax bases of assets and liabilities recognized in purchase business combinations	5,665		8,926
Unrealized loss on available-for-sale debt securities, net	100,776		14,181
Other	7,722		4,420
Total gross deferred tax assets	$ 352,104	$	328,856
Deferred tax liabilities:			
Servicing assets	9,786		10,510
Pension Plan assets	719		2,035
Other	509		506
Total gross deferred tax liabilities	11,014		13,051
Valuation allowance	(185,506)		(107,323)
Net deferred tax asset	$ 155,584	$	208,482

Accounting for income taxes requires that companies assess whether a valuation allowance should be recorded against their deferred tax asset based on an assessment of the amount of the deferred tax asset that is "more likely than not" to be realized. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Management assesses the valuation allowance recorded against deferred tax assets at each reporting date. The determination of whether a valuation allowance for deferred tax assets is appropriate is subject to considerable judgment and requires the evaluation of positive and negative evidence that can be objectively verified. Consideration must be given to all sources of taxable income available to realize the deferred tax asset, including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, and tax planning strategies. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions considering statutory, judicial, and regulatory guidance.

The net deferred tax asset of the Corporation's banking subsidiary, FirstBank, amounted to $155.6 million as of December 31, 2022, net of a valuation allowance of $149.5 million, compared to a net deferred tax asset of $208.4 million, net of a valuation allowance of $69.7 million, as of December 31, 2021. The decrease in the deferred tax assets was mainly driven by the usage of NOLs. The increase in the valuation allowance during 2022 was primarily related to the change in the market value of available-for-sale debt securities. The Corporation maintains a full valuation allowance for its deferred tax assets associated with capital losses carry forward and unrealized losses of available-for-sale debt securities. Thus, the change in the market value of available-for-sale debt securities resulted in a change in the deferred tax asset and an equal change in the valuation allowance without impacting earnings.

Management's estimate of future taxable income is based on internal projections that consider historical performance, multiple internal scenarios and assumptions, as well as external data that management believes is reasonable. If events are identified that affect the Corporation's ability to utilize its deferred tax assets, the analysis will be updated to determine if any adjustments to the valuation allowance are required. If actual results differ significantly from the current estimates of future taxable income, even if caused by adverse macro-economic conditions, the remaining valuation allowance may need to be increased. Such an increase could have a material adverse effect on the Corporation's financial condition and results of operations.

As of December 31, 2022, approximately $279.9 million of the deferred tax assets of the Corporation are attributable to temporary differences or tax credit carryforwards that have no expiration date, compared to $177.9 million in 2021. The valuation allowance attributable to FirstBank's deferred tax assets of $149.5 million as of December 31, 2022 is related to the change in the market value of available-for-sale debt securities, NOLs attributable to the Virgin Islands jurisdiction, and capital losses. The remaining balance of $36.0 million of the Corporation's deferred tax asset valuation allowance non-attributable to FirstBank is mainly related to NOLs and capital losses at the holding company level. The Corporation will continue to provide a valuation allowance against its deferred tax assets in each applicable tax jurisdiction until the need for a valuation allowance is eliminated. The need for a valuation allowance is eliminated when the Corporation determines that it is more likely than not the deferred tax assets will be realized. The ability to recognize the remaining deferred tax assets that continue to be subject to a valuation allowance will be evaluated on a quarterly basis to determine if there are any significant events that would affect the ability to utilize these deferred tax assets. As of December 31, 2022, of the $72.5 million of NOL and capital losses carryforward, $61.2 million, which are fully valued, have expiration dates ranging from year 2023 through year 2037. From this amount, approximately $30.5 million expires in year 2023 and are not expected to be realized.

In 2017, the Corporation completed a formal ownership change analysis within the meaning of Section 382 of the U.S. Internal Revenue Code ("Section 382") covering a comprehensive period and concluded that an ownership change had occurred during such period. The Section 382 limitation has resulted in higher U.S. and USVI income tax liabilities that we would have incurred in the absence of such limitation. The Corporation has mitigated to an extent the adverse effects associated with the Section 382 limitation as any such tax paid in the U.S. or USVI can be creditable against Puerto Rico tax liabilities or taken as a deduction against taxable income. However, our ability to reduce our Puerto Rico tax liability through such a credit or deduction depends on our tax profile at each annual taxable period, which is dependent on various factors. For 2022, 2021 and 2020, the Corporation incurred current income tax expense of approximately $10.3 million, $6.8 million and $4.9 million, respectively, related to its U.S. operations. The limitation did not impact the USVI operations in 2022, 2021 and 2020.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law in the United States. The IRA includes various tax provisions, including a 1% excise tax on stock repurchases, and a 15% corporate alternative minimum tax that generally applies to U.S. corporations with average adjusted financial statement income over a three-year period in excess of $1 billion. The legislation did not have an effect on the Corporation's effective tax rate in 2022 and is not expected to have a material impact on our 2023 financial results, including on our annual estimated effective tax rate or on our liquidity.

The Corporation accounts for uncertain tax positions under the provisions of ASC Topic 740. The Corporation's policy is to report interest and penalties related to unrecognized tax positions in income tax expense. As of December 31, 2022, the Corporation had $0.2 million of accrued interest and penalties related to uncertain tax positions in the amount of $1.0 million that it acquired from BSPR, which, if recognized, would decrease the effective income tax rate in future periods. During 2022, a $0.4 million benefit was recognized as a result of the expiration of uncertain tax positions acquired from BSPR. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, the status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. The statute of limitations under the 2011 PR code is four years after a tax return is due or filed, whichever is later; the statute of limitations for U.S. and USVI income tax purposes is three years after a tax return is due or filed, whichever is later. The completion of an audit by the taxing authorities or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Corporation's liability for income taxes. Any such adjustment could be material to the results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. For U.S. and USVI income tax purposes, all tax years subsequent to 2018 remain open to examination. For Puerto Rico tax purposes, all tax years subsequent to 2017 remain open to examination.

NOTE 23 – OPERATING LEASES

The Corporation accounts for its leases in accordance with ASC 842 "Leases" ("ASC Topic 842). The Corporation's operating leases are primarily related to the Corporation's branches. Our leases mainly have terms ranging from two years to 30 years, some of which include options to extend the leases for up to ten years. Liabilities to make future lease payments are recorded in accounts payable and other liabilities, while right-of-use ("ROU") assets are recorded in other assets in the Corporation's consolidated statements of financial condition. As of December 31, 2022 and 2021, the Corporation did not classify any of its leases as a finance lease.

Operating lease cost for the year ended December 31, 2022 amounted to $18.4 million (2021 - $18.2 million; 2020 - $13.8 million), and is recorded in occupancy and equipment in the consolidated statements of income.

Supplemental balance sheet information related to leases as of the indicated dates was as follows:

	As of December 31, 2022		As of December 31, 2021	
(Dollars in thousands)				
ROU asset	$	78,855	$	90,319
Operating lease liability	$	81,954	$	93,772
Operating lease weighted-average remaining lease term (in years)		7.5		8.0
Operating lease weighted-average discount rate		2.37%		2.24%

Generally, the Corporation cannot practically determine the interest rate implicit in the lease. Therefore, the Corporation uses its incremental borrowing rate as the discount rate for the lease. See Note 1 – Nature of Business and Summary of Significant Accounting Policies for information on how the Corporation determines its incremental borrowing rate.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
(In thousands)						
Operating cash flow from operating leases (1)	$	18,202	$	19,328	$	13,464
ROU assets obtained in exchange for operating lease liabilities (2) (3)	$	5,744	$	5,833	$	1,328

(1) Represents cash paid for amounts included in the measurement of operating lease liabilities.

(2) Represents non-cash activity and, accordingly, is not reflected in the consolidated statements of cash flows. For the year ended December 31, 2020 excludes $52.1 million ROU assets and related liabilities assumed in the BSPR acquisition.

(3) For the year ended December 31, 2022 and 2021 excludes $3.0 million and $1.3 million, respectively, of lease terminations. For the year ended December 31, 2020, there were no lease terminations.

Maturities under operating lease liabilities as of December 31, 2022, were as follows:

	Amount
(In thousands)	
2023	$ 16,763
2024	16,008
2025	15,096
2026	14,025
2027	5,929
2028 and after	23,025
Total lease payments	90,846
Less: imputed interest	(8,892)
Total present value of lease liability	$ 81,954

Leases Not Yet Commenced

As of December 31, 2022, the Corporation has additional operating leases that were signed but have not yet commenced with an undiscounted contract amount of $1.1 million, which will have lease terms ranging from five to ten years.

NOTE 24 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

One of the market risks facing the Corporation is interest rate risk, which includes the risk that changes in interest rates will result in changes in the value of the Corporation's assets or liabilities and will adversely affect the Corporation's net interest income from its loan and investment portfolios. The overall objective of the Corporation's interest rate risk management activities is to reduce the variability of earnings caused by changes in interest rates.

As of December 31, 2022 and 2021, all derivatives held by the Corporation were considered economic undesignated hedges. The Corporation records these undesignated hedges at fair value with the resulting gain or loss recognized in current earnings.

The following summarizes the principal derivative activities used by the Corporation in managing interest rate risk:

Interest Rate Cap Agreements – Interest rate cap agreements provide the right to receive cash if a reference interest rate rises above a contractual rate. The value of the interest rate cap increases as the reference interest rate rises. The Corporation enters into interest rate cap agreements for protection from rising interest rates.

Forward Contracts – Forward contracts are primarily sales of to-be-announced ("TBA") MBS that will settle over the standard delivery date and do not qualify as "regular way" security trades. Regular-way security trades are contracts that have no net settlement provision and no market mechanism to facilitate net settlement and that provide for delivery of a security within the time frame generally established by regulations or conventions in the marketplace or exchange in which the transaction is being executed. The forward sales are considered derivative instruments that need to be marked to market. The Corporation uses these securities to economically hedge the FHA/VA residential mortgage loan securitizations of the mortgage banking operations. The Corporation also reports as forward contracts the mandatory mortgage loan sales commitments that it enters into with GSEs that require or permit net settlement via a pair-off transaction or the payment of a pair-off fee. Unrealized gains (losses) are recognized as part of mortgage banking activities in the consolidated statements of income.

Interest Rate Lock Commitments – Interest rate lock commitments are agreements under which the Corporation agrees to extend credit to a borrower under certain specified terms and conditions in which the interest rate and the maximum amount of the loan are set prior to funding. Under the agreement, the Corporation commits to lend funds to a potential borrower, generally on a fixed rate basis, regardless of whether interest rates change in the market.

Interest Rate Swaps – The Corporation acquired interest rate swaps as a result of the acquisition of BSPR. An interest rate swap is an agreement between two entities to exchange cash flows in the future. The agreements acquired from BSPR consist of the Corporation offering borrower-facing derivative products using a "back-to-back" structure in which the borrower-facing derivative transaction is paired with an identical, offsetting transaction with an approved dealer-counterparty. By using a back-to-back trading structure, both the commercial borrower and the Corporation are largely insulated from market risk and volatility. The agreements set the dates on which the cash flows will be paid and the manner in which the cash flows will be calculated. The fair values of these swaps are recorded as components of other assets or accounts payable and other liabilities in the Corporation's consolidated statements of financial condition. Changes in the fair values of interest rate swaps, which occur due to changes in interest rates, are recorded in the consolidated statements of income as a component of interest income on loans.

To satisfy the needs of its customers, the Corporation may enter into non-hedging transactions. In these transactions, the Corporation generally participates as a buyer in one of the agreements and as a seller in the other agreement under the same terms and conditions.

In addition, the Corporation enters into certain contracts with embedded derivatives that do not require separate accounting as these are clearly and closely related to the economic characteristics of the host contract. When the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, it is bifurcated, carried at fair value, and designated as a trading or non-hedging derivative instrument.

The following table summarizes for derivative instruments their notional amounts, fair values and location in the consolidated statements of financial condition as of the indicated dates:

				Asset Derivatives			**Liability Derivatives**		
	Notional Amounts (1)				**Fair Value**				**Fair Value**
	December 31,		**Statements of Financial Condition Location**	**December 31,**		**Statements of Financial Condition Location**	**December 31,**	
	2022	**2021**		**2022**	**2021**		**2022**	**2021**
(In thousands)								
Undesignated economic hedges:								
Interest rate contracts:								
Interest rate swap agreements	$ 9,290	$ 12,588	Other assets	$ 313	$ 1,098	Accounts payable and other liabilities	$ 278	$ 1,092
Written interest rate cap agreements	14,500	14,500	Other assets	-	-	Accounts payable and other liabilities	197	8
Purchased interest rate cap agreements	14,500	14,500	Other assets	199	8	Accounts payable and other liabilities	-	-
Interest rate lock commitments	3,225	12,097	Other assets	63	379	Accounts payable and other liabilities	-	-
Forward Contracts:								
Sales of TBA GNMA MBS pools	11,000	27,000	Other assets	58	-	Accounts payable and other liabilities	1	78
Forward loan sales commitments	-	12,668	Other assets	-	20	Accounts payable and other liabilities	-	-
	$ 52,515	$ 93,353		$ 633	$ 1,505		$ 476	$ 1,178

(1) Notional amounts are presented on a gross basis with no netting of offsetting exposure positions.

The following table summarizes the effect of derivative instruments on the consolidated statements of income for the indicated periods:

| | **Location of Gain (Loss) on Derivative Recognized in Statements of Income** | **Gain (or Loss)** | | |
| | | **Year ended December 31,** | | |
		2022	**2021**	**2020**
(In thousands)				
Undesignated economic hedges:				
Interest rate contracts:				
Interest rate swap agreements	Interest income - loans	$ 28	$ 24	$ 27
Written and purchased interest rate cap agreements	Interest income - loans	2	-	-
Interest rate lock commitments	Mortgage banking activities	(322)	(687)	576
Forward contracts:				
Sales of TBA GNMA MBS pools	Mortgage banking activities	135	114	(54)
Forward loan sales commitments	Mortgage banking activities	(20)	-	(37)
Total (loss) gain on derivatives		$ (177)	$ (549)	$ 512

Derivative instruments are subject to market risk. As is the case with investment securities, the market value of derivative instruments is largely a function of the financial market's expectations regarding the future direction of interest rates. Accordingly, current market values are not necessarily indicative of the future impact of derivative instruments on earnings. This will depend, for the most part, on the shape of the yield curve, and the level of interest rates, as well as the expectations for rates in the future.

As of December 31, 2022 and 2021, the Corporation had not entered into any derivative instrument containing credit-risk-related contingent features.

Credit and Market Risk of Derivatives

The Corporation uses derivative instruments to manage interest rate risk. By using derivative instruments, the Corporation is exposed to credit and market risk.

If the counterparty fails to perform, credit risk is equal to the extent of the Corporation's fair value gain on the derivative. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty owes the Corporation which, therefore, creates a credit risk for the Corporation. When the fair value of a derivative instrument contract is negative, the Corporation owes the counterparty. The Corporation minimizes its credit risk in derivative instruments by entering into transactions with reputable broker dealers (*i.e.,* financial institutions) that are reviewed periodically by the Management Investment and Asset Liability Committee of the Corporation (the "MIALCO") and by the Board of Directors. The Corporation also has a policy of requiring that all derivative instrument contracts be governed by an International Swaps and Derivatives Association Master Agreement, which includes a provision for netting. The Corporation has a policy of diversifying derivatives counterparties to reduce the consequences of counterparty default. The cumulative mark-to-market effect of credit risk in the valuation of derivative instruments in 2022, 2021 and 2020 was immaterial.

Market risk is the adverse effect that a change in interest rates or implied volatility rates has on the value of a financial instrument. The Corporation manages the market risk associated with interest rate contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

In accordance with the master agreements, in the event of default, each party has a right of set-off against the other party for amounts owed under the related agreement and any other amount or obligation owed with respect to any other agreement or transaction between them. As of December 31, 2022 and 2021, derivatives were overcollateralized. See Note 12 − Securities Sold Under Agreements to Repurchase for information on rights of set-off associated to assets sold under agreements to repurchase.

NOTE 25 – FAIR VALUE

Fair Value Measurement

ASC Topic 820, "Fair Value Measurement," defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying assets and liabilities, which is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. One of three levels of inputs may be used to measure fair value:

Level 1	Valuations of Level 1 assets and liabilities are obtained from readily-available pricing sources for market transactions involving identical assets or liabilities in active markets.
Level 2	Valuations of Level 2 assets and liabilities are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Valuations of Level 3 assets and liabilities are based on unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined by using pricing models for which the determination of fair value requires significant management judgment as to the estimation.

Financial Instruments Recorded at Fair Value on a Recurring Basis

Debt securities available for sale and marketable equity securities held at fair value

The fair value of investment securities was based on unadjusted quoted market prices (as is the case with U.S. Treasury securities and equity securities with readily determinable fair values), when available (Level 1), or market prices for comparable assets (as is the case with U.S. agencies MBS and U.S. agency debt securities) that are based on observable market parameters, including benchmark yields, reported trades, quotes from brokers or dealers, issuer spreads, bids, offers and reference data, including market research operations, when available (Level 2). Observable prices in the market already consider the risk of nonperformance. If listed prices or quotes are not available, fair value is based upon discounted cash flow models that use unobservable inputs due to the limited market activity of the instrument, as is the case with certain private label MBS held by the Corporation (Level 3).

Derivative instruments

The fair value of most of the Corporation's derivative instruments is based on observable market parameters and takes into consideration the credit risk component of paying counterparties, when appropriate. On interest caps, only the seller's credit risk is considered. The Corporation valued the interest rate swaps and caps using a discounted cash flow approach based on the related LIBOR and swap forward rate for each cash flow.

Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2022 and 2021:

| | As of December 31, 2022 | | | | As of December 31, 2021 | | | |
| | Fair Value Measurements Using | | | | Fair Value Measurements Using | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(In thousands)								
Assets:								
Debt securities available for sale:								
U.S. Treasury securities	$ 138,875	$ -	$ -	$ 138,875	$ 148,486	$ -	$ -	$ 148,486
Noncallable U.S. agencies debt securities	-	389,787	-	389,787	-	285,028	-	285,028
Callable U.S. agencies debt securities	-	1,963,566	-	1,963,566	-	1,971,954	-	1,971,954
MBS	-	3,098,797	5,794 (1)	3,104,591	-	4,037,209	7,234 (1)	4,044,443
Puerto Rico government obligations	-	-	2,201	2,201	-	-	2,850	2,850
Other investments	-	-	500	500	-	-	1,000	1,000
Equity securities	4,861	-	-	4,861	5,378	-	-	5,378
Derivative assets	-	633	-	633	-	1,505	-	1,505
Liabilities:								
Derivative liabilities	-	476	-	476	-	1,178	-	1,178

(1) Related to private label MBS.

The table below presents a reconciliation of the beginning and ending balances of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2022, 2021, and 2020:

| | 2022 | 2021 | 2020 |
Level 3 Instruments Only	**Securities Available for Sale** (1)	**Securities Available for Sale** (1)	**Securities Available for Sale** (1)
(In thousands)			
Beginning balance	$ 11,084	$ 11,977	$ 14,590
Total gains (losses):			
Included in other comprehensive income (unrealized)	(401)	1,281	2,403
Included in earnings (unrealized) (2)	434	136	(1,641)
BSPR securities acquired	-	-	150
Purchases	-	1,000	-
Principal repayments and amortization	(2,622)	(3,310)	(3,525)
Ending balance	$ 8,495	$ 11,084	$ 11,977

(1) Amounts mostly related to private label MBS.

(2) Changes in unrealized gains included in earnings were recognized within provision for credit losses - expense (benefit) and relate to assets still held as of the reporting date.

The tables below present quantitative information for significant assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022 and 2021:

						Range		Weighted
		Fair Value		Valuation Technique	Unobservable Input	Minimum	Maximum	Average
December 31, 2022								
(Dollars in thousands)								
Available-for-sale debt securities:								
Private label MBS	$	5,794		Discounted cash flows	Discount rate	16.2%	16.2%	16.2%
					Prepayment rate	1.5%	15.2%	11.8%
					Projected cumulative loss rate	0.3%	15.6%	5.6%
Puerto Rico government obligations	$	2,201		Discounted cash flows	Discount rate	12.9%	12.9%	12.9%
					Projected cumulative loss rate	19.3%	19.3%	19.3%

						Range		Weighted
		Fair Value		Valuation Technique	Unobservable Input	Minimum	Maximum	Average
December 31, 2021								
(Dollars in thousands)								
Available-for-sale debt securities:								
Private label MBS	$	7,234		Discounted cash flows	Discount rate	12.9%	12.9%	12.9%
					Prepayment rate	7.6%	24.9%	15.2%
					Projected cumulative loss rate	0.2%	15.7%	7.6%
Puerto Rico government obligations	$	2,850		Discounted cash flows	Discount rate	6.6%	8.4%	7.9%
					Projected cumulative loss rate	8.6%	8.6%	8.6%

Information about Sensitivity to Changes in Significant Unobservable Inputs

Private label MBS: The significant unobservable inputs in the valuation include probability of default, the loss severity assumption, and prepayment rates. Shifts in those inputs would result in different fair value measurements. Increases in the probability of default, loss severity assumptions, and prepayment rates in isolation would generally result in an adverse effect on the fair value of the instruments. The Corporation modeled meaningful and possible shifts of each input to assess the effect on the fair value estimation.

Puerto Rico Government Obligations: The significant unobservable input used in the fair value measurement is the assumed loss rate of the underlying residential mortgage loans that collateralize these obligations, which are guaranteed by the PRHFA. A significant increase (decrease) in the assumed rate would lead to a (lower) higher fair value estimate. The fair value of these bonds was based on a discounted cash flow methodology that considers the structure and terms of the debt security. The Corporation utilizes PDs and LGDs that consider, among other things, historical payment performance, loan-to value attributes, and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates, the housing price index, and expected recovery of the PRHFA guarantee. Under this approach, expected cash flows (interest and principal) are discounted at the Treasury yield curve plus a spread as of the reporting date and compared to the amortized cost.

Additionally, fair value is used on a nonrecurring basis to evaluate certain assets in accordance with GAAP.

As of December 31, 2022, the Corporation recorded losses or valuation adjustments for assets recognized at fair value on a non-recurring basis and still held at December 31, 2022, as shown in the following table:

(In thousands)	Carrying value as of December 31,			Related to losses recorded for the Year Ended December 31,		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Level 3:						
Loans receivable (1)	$ 11,437	$ 31,534	$ 74,197	$ (736)	$ (5,466)	$ (13,737)
OREO (2)	5,461	9,126	50,248	(917)	(48)	(1,837)
Premises and equipment (3)	1,242	-	-	(218)	-	-
Level 2:						
Loans held for sale	$ 12,306	$ -	$ -	$ (106)	$ -	$ -

(1) Consists mainly of collateral dependent commercial and construction loans. The Corporation generally measured losses based on the fair value of the collateral. The Corporation derived the fair values from external appraisals that took into consideration prices in observed transactions involving similar assets in similar locations but adjusted for specific characteristics and assumptions of the collateral (e.g., absorption rates), which are not market observable.

(2) The Corporation derived the fair values from appraisals that took into consideration prices in observed transactions involving similar assets in similar locations but adjusted for specific characteristics and assumptions of the properties (e.g., absorption rates and net operating income of income producing properties), which are not market observable. Losses were related to market valuation adjustments after the transfer of the loans to the OREO portfolio.

(3) Relates to a banking facility reclassified to held-for-sale and measured at the fair value of the collateral.

Qualitative information regarding the fair value measurements for Level 3 financial instruments as of December 31, 2022 are as follows:

	December 31, 2022	
	Method	**Inputs**
Loans	Income, Market, Comparable Sales, Discounted Cash Flows	External appraised values; probability weighting of broker price opinions; management assumptions regarding market trends or other relevant factors
OREO	Income, Market, Comparable Sales, Discounted Cash Flows	External appraised values; probability weighting of broker price opinions; management assumptions regarding market trends or other relevant factors
Premises and equipment	Market	External appraised value

The following tables present the carrying value, estimated fair value and estimated fair value level of the hierarchy of financial instruments as of December 31, 2022 and 2021:

(In thousands)	Total Carrying Amount in Statement of Financial Condition as of December 31, 2022	Fair Value Estimate as of December 31, 2022	Level 1	Level 2	Level 3
Assets:					
Cash and due from banks and money market investments (amortized cost)	$ 480,505	$ 480,505	$ 480,505	$ -	$ -
Available-for-sale debt securities (fair value)	5,599,520	5,599,520	138,875	5,452,150	8,495
Held-to-maturity debt securities (amortized cost)	437,537				
Less: ACL on held-to-maturity debt securities	(8,286)				
Held-to-maturity debt securities, net of ACL	$ 429,251	427,115	-	260,106	167,009
Equity securities (amortized cost)	50,428	50,428	-	50,428 (1)	-
Other equity securities (fair value)	4,861	4,861	4,861	-	-
Loans held for sale (lower of cost or market)	12,306	12,306	-	12,306	-
Loans held for investment (amortized cost)	11,552,825				
Less: ACL for loans and finance leases	(260,464)				
Loans held for investment, net of ACL	$ 11,292,361	11,106,809	-	-	11,106,809
MSRs (amortized cost)	29,037	44,710	-	-	44,710
Derivative assets (fair value) (2)	633	633	-	633	-
Liabilities:					
Deposits (amortized cost)	$ 16,143,467	$ 16,139,937	$ -	$ 16,139,937	$ -
Securities sold under agreements to repurchase (amortized cost)	75,133	75,230	-	75,230	-
Advances from FHLB (amortized cost)	675,000	674,596	-	674,596	-
Other borrowings (amortized cost)	183,762	187,246	-	-	187,246
Derivative liabilities (fair value) (2)	476	476	-	476	-

(1) Includes FHLB stock with a carrying value of $42.9 million, which are considered restricted.
(2) Includes interest rate swap agreements, interest rate caps, forward contracts, interest rate lock commitments, and forward loan sales commitments.

(In thousands)	Total Carrying Amount in Statement of Financial Condition as of December 31, 2021		Fair Value Estimate as of December 31, 2021	Level 1	Level 2	Level 3
Assets:						
Cash and due from banks and money market investments (amortized cost)	$	2,543,058	$ 2,543,058	$ 2,543,058	$ -	$ -
Available-for-sale debt securities (fair value)		6,453,761	6,453,761	148,486	6,294,191	11,084
Held-to-maturity debt securities (amortized cost)		178,133				
Less: ACL on held-to-maturity debt securities		(8,571)				
Held-to-maturity debt securities, net of ACL	$	169,562	167,147	-	-	167,147
Equity securities (amortized cost)		26,791	26,791	-	26,791 (1)	-
Other equity securities (fair value)		5,378	5,378	5,378	-	-
Loans held for sale (lower of cost or market)		35,155	36,147	-	36,147	-
Loans held for investment (amortized cost)		11,060,658				
Less: ACL for loans and finance leases		(269,030)				
Loans held for investment, net of ACL	$	10,791,628	10,900,400	-	-	10,900,400
MSRs (amortized cost)		30,986	42,132	-	-	42,132
Derivative assets (fair value) (2)		1,505	1,505	-	1,505	-
Liabilities:						
Deposits (amortized cost)	$	17,784,894	$ 17,800,706	$ -	$ 17,800,706	$ -
Securities sold under agreements to repurchase (amortized cost)		300,000	322,105	-	322,105	-
Advances from FHLB (amortized cost)		200,000	202,044	-	202,044	-
Other borrowings (amortized cost)		183,762	177,689	-	-	177,689
Derivative liabilities (fair value) (2)		1,178	1,178	-	1,178	-

'(1) Includes FHLB stock with a carrying value of $21.5 million, which are considered restricted.

(2) Includes interest rate swap agreements, interest rate caps, forward contracts, interest rate lock commitments, and forward loan sales commitments.

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include cash and cash due from banks and other short-term assets, such as FHLB stock. Certain assets, the most significant being premises and equipment, goodwill and other intangible assets, are not considered financial instruments and are not included above. Accordingly, this fair value information is not intended to, and does not, represent the Corporation's underlying value. Many of these assets and liabilities that are subject to the disclosure requirements are not actively traded, requiring management to estimate fair values. These estimates necessarily involve the use of assumptions and judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

NOTE 26 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition

In accordance with ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues are recognized when control of promised goods or services is transferred to customers and in an amount that reflects the consideration to which the Corporation expects to be entitled in exchange for those goods or services. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Corporation assesses the goods or services that are promised within each contract, identifies the respective performance obligations, and assesses whether each promised good or service is distinct. The Corporation then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Disaggregation of Revenue

The following tables summarize the Corporation's revenue, which includes net interest income on financial instruments and non-interest income, disaggregated by type of service and business segment for the years ended December 31, 2022, 2021 and 2020:

Year ended December 31, 2022:	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (1)	$ 98,920	$ 442,624	$ 109,822	$ 39,600	$ 80,485	$ 23,842	$ 795,293
Service charges and fees on deposit accounts	-	21,906	12,412	-	607	2,898	37,823
Insurance commissions	-	12,733	-	-	15	995	13,743
Merchant-related income	-	6,622	1,483	-	74	1,335	9,514
Credit and debit card fees	-	29,061	85	-	(7)	1,763	30,902
Other service charges and fees	341	4,558	3,397	-	2,113	684	11,093
Not in scope of ASC Topic 606 (1)	15,609	3,577	812	(74)	58	35	20,017
Total non-interest income	15,950	78,457	18,189	(74)	2,860	7,710	123,092
Total Revenue	$ 114,870	$ 521,081	$ 128,011	$ 39,526	$ 83,345	$ 31,552	$ 918,385

Year ended December 31, 2021:	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (1)	$ 104,638	$ 281,703	$ 191,917	$ 59,331	$ 65,967	$ 26,373	$ 729,929
Service charges and fees on deposit accounts	-	20,083	11,807	-	555	2,839	35,284
Insurance commissions	-	11,166	-	-	114	665	11,945
Merchant-related income	-	6,279	1,079	-	51	1,055	8,464
Credit and debit card fees	-	26,360	83	-	19	1,602	28,064
Other service charges and fees	771	4,185	2,640	-	1,825	556	9,977
Not in scope of ASC Topic 606 (1)	23,507	1,701	423	227	1,399	173	27,430
Total non-interest income	24,278	69,774	16,032	227	3,963	6,890	121,164
Total Revenue	$ 128,916	$ 351,477	$ 207,949	$ 59,558	$ 69,930	$ 33,263	$ 851,093

Year ended December 31, 2020:	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (1)	$ 76,025	$ 220,678	$ 135,591	$ 87,879	$ 54,025	$ 26,124	$ 600,322
Service charges and fees on deposit accounts	-	13,286	8,026	-	553	2,747	24,612
Insurance commissions	-	8,754	-	-	52	558	9,364
Merchant-related income	-	4,516	478	-	41	809	5,844
Credit and debit card fees	-	18,218	62	-	16	1,469	19,765
Other service charges and fees	342	2,900	2,260	184	1,800	1,508	8,994
Not in scope of ASC Topic 606 (1) (2)	21,727	3,288	1,780	13,524	2,168	160	42,647
Total non-interest income	22,069	50,962	12,606	13,708	4,630	7,251	111,226
Total Revenue	$ 98,094	$ 271,640	$ 148,197	$ 101,587	$ 58,655	$ 33,375	$ 711,548

(1) Most of the Corporation's revenue is not within the scope of ASC Topic 606. The guidance explicitly excludes net interest income from financial assets and liabilities, as well as other non-interest income from loans, leases, investment securities and derivative financial instruments.

(2) For the year ended December 31, 2020, includes a $5.0 million benefit resulting from the final settlement of the Corporation's business interruption insurance claim related to lost profits caused by Hurricanes Irma and Maria in 2017. This insurance recovery is presented as part of other non-interest income in the consolidated statements of income.

For 2022, 2021, and 2020, most of the Corporation's revenue within the scope of ASC Topic 606 was related to performance obligations satisfied at a point in time.

The following is a discussion of the revenues under the scope of ASC Topic 606.

Service Charges and Fees on Deposit Accounts

Service charges and fees on deposit accounts relate to fees generated from a variety of deposit products and services rendered to customers. Charges primarily include, but are not limited to, overdraft fees, insufficient fund fees, dormant fees, and monthly service charges. Such fees are recognized concurrently with the event at the time of occurrence or on a monthly basis, in the case of monthly service charges. These depository arrangements are considered day-to-day contracts that do not extend beyond the services performed, as customers have the right to terminate these contracts with no penalty or, if any, nonsubstantive penalties.

Insurance Commissions

For insurance commissions, which include regular and contingent commissions paid to the Corporation's insurance agency, the agreements contain a performance obligation related to the sale/issuance of the policy and ancillary administrative post-issuance support. The performance obligations are satisfied when the policies are issued, and revenue is recognized at that point in time. In addition, contingent commission income may be considered to be constrained, as defined under ASC Topic 606. Contingent commission income is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or payments are received, thus, is recorded in subsequent periods. For the years ended December 31, 2022, 2021 and 2020, the Corporation recognized contingent commission income at the time that payments were confirmed and constraints were released of $3.2 million, $3.3 million, and $3.3 million, respectively, which was related to the volume of insurance policies sold in the prior year.

Card and processing income

Card and processing income includes merchant-related income, and credit and debit card fees.

For merchant-related income, the determination of income recognition included the consideration of a 2015 sale of merchant contracts that involved sales of point of sale ("POS") terminals and a marketing alliance under a revenue-sharing agreement. The Corporation concluded that control of the POS terminals and merchant contracts was transferred to the customer at the contract's inception. With respect to the related revenue-sharing agreement, the Corporation satisfies the marketing alliance performance obligation over the life of the contract, and recognizes the associated transaction price as the entity performs and any constraints over the variable consideration are resolved.

Credit and debit card fees primarily represent revenues earned from interchange fees and ATM fees. Interchange and network revenues are earned on credit and debit card transactions conducted with payment networks. ATM fees are primarily earned as a result of surcharges assessed to non-FirstBank customers who use a FirstBank ATM. Such fees are generally recognized concurrently with the delivery of services on a daily basis.

The Corporation offers products, primarily credit cards, that offer various rewards to reward program members, such as airline tickets, cash, or merchandise, based on account activity. The Corporation generally recognizes the cost of rewards as part of business promotion expenses when the rewards are earned by the customer and, at that time, records the corresponding reward liability. The Corporation determines the reward liability based on points earned to date that the Corporation expects to be redeemed and the average cost per point redemption. The reward liability is reduced as points are redeemed. In estimating the reward liability, the Corporation considers historical reward redemption behavior, the terms of the current reward program, and the card purchase activity. The reward liability is sensitive to changes in the reward redemption type and redemption rate, which is based on the expectation that the vast majority of all points earned will eventually be redeemed. The reward liability, which is included in other liabilities in the consolidated statements of financial condition, totaled $9.2 million and $8.8 million as of December 31, 2022 and 2021, respectively.

Other Fees

Other fees primarily include revenues generated from wire transfers, lockboxes, bank issuances of checks and trust fees recognized from transfer paying agent, retirement plan, and other trustee activities. Revenues are recognized on a recurring basis when the services are rendered and are included as part of other non-interest income in the consolidated statements of income.

Contract Balances

A contract liability is an entity's obligation to transfer goods or services to a customer in exchange for consideration from the customer. FirstBank participates in a merchant revenue-sharing agreement with another entity to which the Bank sold its merchant contracts portfolio and related POS terminals and a growth agreement with an international card service association to expand the customer base and enhance product offerings. FirstBank recognizes the revenue under these agreements over time, as the Bank completes its performance obligations.

The following table shows the balances of contract liabilities recognized in relation to these agreements and the amount of revenue recognized for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
(In thousands)			
Beginning Balance	$ 1,443	$ 2,151	$ 2,476
Less:			
Revenue recognized	(602)	(708)	(325)
Ending balance	$ 841	$ 1,443	$ 2,151

As of December 31, 2022 and 2021 there were no contract assets recorded on the Corporation's consolidated financial statements.

Other

Except for the contract liabilities noted above, the Corporation did not have any significant performance obligations as of December 31, 2022. The Corporation also did not have any material contract acquisition costs and did not make any significant judgments or estimates in recognizing revenue for financial reporting purposes.

NOTE 27 – SEGMENT INFORMATION

Based upon the Corporation's organizational structure and the information provided to the Chief Executive Officer, the operating segments are based primarily on the Corporation's lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2022, the Corporation had six reportable segments: Mortgage Banking; Consumer (Retail) Banking; Commercial and Corporate Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. Management determined the reportable segments based on the internal structure used to evaluate performance and to assess where to allocate resources. Other factors, such as the Corporation's organizational chart, nature of the products, distribution channels, and the economic characteristics of the products, were also considered in the determination of the reportable segments.

The Mortgage Banking segment consists of the origination, sale, and servicing of a variety of residential mortgage loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary markets. In addition, the Mortgage Banking segment includes mortgage loans purchased from other local banks and mortgage bankers. The Consumer (Retail) Banking segment consists of the Corporation's consumer lending and deposit-taking activities conducted mainly through its branch network and loan centers. The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the public sector. The Commercial and Corporate Banking segment offers commercial loans, including commercial real estate and construction loans, and floor plan financings, as well as other products, such as cash management and business management services. The Treasury and Investments segment is responsible for the Corporation's investment portfolio and treasury functions that are executed to manage and enhance liquidity. This segment lends funds to the Commercial and Corporate Banking, the Mortgage Banking, the Consumer (Retail) Banking, and the United States Operations segments to finance their lending activities and borrows from those segments. The Consumer (Retail) Banking segment also lends funds to other segments. The interest rates charged or credited by the Treasury and Investments and the Consumer (Retail) Banking segments are allocated based on market rates. The difference between the allocated interest income or expense and the Corporation's actual net interest income from centralized management of funding costs is reported in the Treasury and Investments segment. The United States Operations segment consists of all banking activities conducted by FirstBank in the United States mainland, including commercial and consumer banking services. The Virgin Islands Operations segment consists of all banking activities conducted by the Corporation in the USVI and BVI, including commercial and consumer banking services.

The accounting policies of the segments are the same as those referred to in Note 1 – Nature of Business and Summary of Significant Accounting Policies.

The Corporation evaluates the performance of the segments based on net interest income, the provision for credit losses, non-interest income and direct non-interest expenses. The segments are also evaluated based on the average volume of their interest-earning assets less the ACL.

The following tables present information about the reportable segments for the indicated periods:

(In thousands)	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
For the year ended December 31, 2022:							
Interest income	$ 130,185	$ 302,631	$ 205,888	$ 104,215	$ 94,782	$ 24,913	$ 862,614
Net (charge) credit for transfer of funds	(31,265)	173,917	(96,066)	(43,838)	(2,748)	-	-
Interest expense	-	(33,924)	-	(20,777)	(11,549)	(1,071)	(67,321)
Net interest income	98,920	442,624	109,822	39,600	80,485	23,842	795,293
Provision for credit losses - (benefit) expense	(7,643)	57,123	(20,241)	(434)	(3,073)	1,964	27,696
Non-interest income (loss)	15,950	78,457	18,189	(74)	2,860	7,710	123,092
Direct non-interest expenses	23,049	162,663	37,131	3,702	33,365	27,911	287,821
Segment income	$ 99,464	$ 301,295	$ 111,121	$ 36,258	$ 53,053	$ 1,677	$ 602,868
Average earnings assets	$ 2,233,245	$ 2,918,800	$ 3,626,107	$ 7,300,208	$ 2,069,030	$ 369,504	$ 18,516,894

(In thousands)	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
For the year ended December 31, 2021:							
Interest income	$ 144,203	$ 271,127	$ 201,684	$ 67,841	$ 82,194	$ 27,659	$ 794,708
Net (charge) credit for transfer of funds	(39,565)	38,859	(9,767)	14,687	(4,214)	-	-
Interest expense	-	(28,283)	-	(23,197)	(12,013)	(1,286)	(64,779)
Net interest income	104,638	281,703	191,917	59,331	65,967	26,373	729,929
Provision for credit losses - (benefit) expense	(16,030)	20,322	(67,544)	(136)	(975)	(1,335)	(65,698)
Non-interest income	24,278	69,774	16,032	227	3,963	6,890	121,164
Direct non-interest expenses	29,125	165,357	36,219	4,093	33,902	28,084	296,780
Segment income	$ 115,821	$ 165,798	$ 239,274	$ 55,601	$ 37,003	$ 6,514	$ 620,011
Average earnings assets	$ 2,506,365	$ 2,551,278	$ 3,793,945	$ 7,827,326	$ 2,126,528	$ 430,499	$ 19,235,941

(In thousands)	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
For the year ended December 31, 2020:							
Interest income	$ 128,043	$ 240,725	$ 155,254	$ 55,003	$ 84,169	$ 29,788	$ 692,982
Net (charge) credit for transfer of funds	(52,018)	18,771	(19,663)	59,074	(6,164)	-	-
Interest expense	-	(38,818)	-	(26,198)	(23,980)	(3,664)	(92,660)
Net interest income	76,025	220,678	135,591	87,879	54,025	26,124	600,322
Provision for credit losses - expense	22,518	54,094	74,607	2,774	12,592	4,400	170,985
Non-interest income	22,069	50,962	12,606	13,708	4,630	7,251	111,226
Direct non-interest expenses	33,054	131,133	28,631	3,449	33,782	28,815	258,864
Segment income	$ 42,522	$ 86,413	$ 44,959	$ 95,364	$ 12,281	$ 160	$ 281,699
Average earnings assets	$ 2,241,753	$ 2,202,595	$ 3,039,786	$ 4,232,144	$ 2,026,619	$ 458,608	$ 14,201,505

The following table presents a reconciliation of the reportable segment financial information to the consolidated totals for the indicated periods:

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Net income:			
Total income for segments	$ 602,868	$ 620,011	$ 281,699
Other operating expenses (1)	155,284	192,194	165,376
Income before income taxes	447,584	427,817	116,323
Income tax expense	142,512	146,792	14,050
Total consolidated net income	$ 305,072	$ 281,025	$ 102,273
Average assets:			
Total average earning assets for segments	$ 18,516,894	$ 19,235,941	$ 14,201,505
Average non-earning assets	861,755	1,067,092	1,031,141
Total consolidated average assets	$ 19,378,649	$ 20,303,033	$ 15,232,646

(1) Expenses pertaining to corporate administrative functions that support the operating segment, but are not specifically attributable to or managed by any segment, are not included in the reported financial results of the operating segments. The unallocated corporate expenses include certain general and administrative expenses and related depreciation and amortization expenses.

The following table presents revenues (interest income plus non-interest income) and selected balance sheet data by geography based on the location in which the transaction was originated as of indicated dates:

	2022	2021	2020
(In thousands)			
Revenues:			
Puerto Rico	$ 855,441	$ 795,166	$ 678,370
United States	97,642	86,157	88,799
Virgin Islands	32,623	34,549	37,039
Total consolidated revenues	$ 985,706	$ 915,872	$ 804,208
Selected Balance Sheet Information:			
Total assets:			
Puerto Rico	$ 16,020,987	$ 18,175,910	$ 16,091,112
United States	2,213,333	2,189,440	2,117,966
Virgin Islands	400,164	419,925	583,993
Loans:			
Puerto Rico	$ 9,097,013	$ 8,755,434	$ 9,367,032
United States	2,088,351	1,948,716	1,993,797
Virgin Islands	379,767	391,663	466,749
Deposits:			
Puerto Rico (1)	$ 12,933,570	$ 14,113,874	$ 12,338,934
United States (2)	1,623,725	1,928,749	1,622,481
Virgin Islands	1,586,172	1,742,271	1,355,968

(1)For 2022, 2021, and 2020, includes $1.4 million, $34.2 million, and $109.0 million, respectively, of brokered CDs allocated to Puerto Rico operations.
(2)For 2022, 2021, and 2020 includes $104.4 million, $66.2 million, and $107.1 million, respectively, of brokered CDs allocated to United States operations.

NOTE 28 – SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

Supplemental statement of cash flows information is as follows for the indicated periods:

		Year Ended December 31,				
		2022		**2021**		**2020**
(In thousands)						
Cash paid for:						
Interest on borrowings	$	65,986	$	68,668	$	94,872
Income tax		51,798		15,477		16,713
Operating cash flow from operating leases		18,202		19,328		13,464
Non-cash investing and financing activities:						
Additions to OREO		15,350		19,348		7,249
Additions to auto and other repossessed assets		45,607		33,408		36,203
Capitalization of servicing assets		3,122		5,194		4,864
Loan securitizations		141,909		191,434		221,491
Loans held for investment transferred to held for sale		4,632		33,010		10,817
Payable related to unsettled purchases of available-for-sale investment securities		-		-		24,033
ROU asset obtained in exchange for operating lease liabilities		2,733		4,553		1,328
Acquisition (1):						
Consideration	$	-	$	584	$	1,280,424
Fair value of assets acquired		-		605		5,561,564
Liabilities assumed		-		-		4,291,674

(1) Recognized in connection with the BSPR acquisition on September 1, 2020.

NOTE 29 – REGULATORY MATTERS, COMMITMENTS, AND CONTINGENCIES

Regulatory Matters

The Corporation and FirstBank are each subject to various regulatory capital requirements imposed by the U.S. federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Corporation's financial statements and activities. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's and FirstBank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments and adjustment by the regulators with respect to minimum capital requirements, components, risk weightings, and other factors. As of December 31, 2022 and 2021, the Corporation and FirstBank exceeded the minimum regulatory capital ratios for capital adequacy purposes and FirstBank exceeded the minimum regulatory capital ratios to be considered a well capitalized institution under the regulatory framework for prompt corrective action. As of December 31, 2022, management does not believe that any condition has changed or event has occurred that would have changed the institution's status.

The Corporation and FirstBank compute risk-weighted assets using the standardized approach required by the U.S. Basel III capital rules ("Basel III rules").

The Basel III rules require the Corporation to maintain an additional capital conservation buffer of 2.5% on certain regulatory capital ratios to avoid limitations on both (i) capital distributions (*e.g.*, repurchases of capital instruments, dividends and interest payments on capital instruments) and (ii) discretionary bonus payments to executive officers and heads of major business lines.

As part of its response to the impact of COVID-19, on March 31, 2020, the federal banking agencies issued an interim final rule that provided the option to temporarily delay the effects of CECL on regulatory capital for two years, followed by a three-year transition period. The interim final rule provides that, at the election of a qualified banking organization, the day 1 impact to retained earnings plus 25% of the change in the ACL (as defined in the final rule) from January 1, 2020 to December 31, 2021 will be delayed for two years and phased-in at 25% per year beginning on January 1, 2022 over a three-year period, resulting in a total transition period of five years. Accordingly, as of December 31, 2022, the capital measures of the Corporation and the Bank included $16.2 million associated with the CECL day one impact to retained earnings plus 25% of the increase in the ACL (as defined in the interim final rule) from January 1, 2020 to December 31, 2021, and $48.6 million remains excluded to be phase-in during the next two years. The federal financial regulatory agencies may take other measures affecting regulatory capital to address the COVID-19 pandemic and related macroeconomic conditions, although the nature and impact of such actions cannot be predicted at this time.

The regulatory capital position of the Corporation and the Bank as of December 31, 2022, and 2021, which reflects the delay in the effect of CECL on regulatory capital, were as follows:

	Regulatory Requirements							
	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Thresholds			
	Amount	Ratio		Amount	Ratio		Amount	Ratio
(Dollars in thousands)								
As of December 31, 2022								
Total Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,385,866	19.21%	$	993,405	8.0%		N/A	N/A%
FirstBank	$ 2,346,093	18.90%	$	993,264	8.0%	$	1,241,580	10.0%
CET1 Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,052,333	16.53%	$	558,790	4.5%		N/A	N/A%
FirstBank	$ 2,090,832	16.84%	$	558,711	4.5%	$	807,027	6.5%
Tier I Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,052,333	16.53%	$	745,054	6.0%		N/A	N/A%
FirstBank	$ 2,190,832	17.65%	$	744,948	6.0%	$	993,264	8.0%
Leverage ratio								
First BanCorp.	$ 2,052,333	10.70%	$	767,075	4.0%		N/A	N/A%
FirstBank	$ 2,190,832	11.43%	$	766,714	4.0%	$	958,392	5.0%
As of December 31, 2021								
Total Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,433,953	20.50%	$	949,637	8.0%		N/A	N/A%
FirstBank	$ 2,401,390	20.23%	$	949,556	8.0%	$	1,186,944	10.0%
CET1 Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,112,630	17.80%	$	534,171	4.5%		N/A	N/A%
FirstBank	$ 2,150,317	18.12%	$	534,125	4.5%	$	771,514	6.5%
Tier I Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,112,630	17.80%	$	712,228	6.0%		N/A	N/A%
FirstBank	$ 2,258,317	19.03%	$	712,167	6.0%	$	949,556	8.0%
Leverage ratio								
First BanCorp.	$ 2,112,630	10.14%	$	833,091	4.0%		N/A	N/A%
FirstBank	$ 2,258,317	10.85%	$	832,773	4.0%	$	1,040,967	5.0%

Cash Restrictions

The Corporation's bank subsidiary, FirstBank, is required by the Puerto Rico Banking Law to maintain minimum average weekly reserve balances to cover demand deposits. The amount of those minimum average weekly reserve balances for the period that ended December 31, 2022 was $1.1 billion (2021 - $1.2 billion). As of December 31, 2022 and 2021, the Bank complied with the requirement. Cash and due from banks as well as other highly liquid securities are used to cover the required average reserve balances.

As of December 31, 2022, and as required by the Puerto Rico International Banking Law, the Corporation maintained $0.3 million in time deposits, related to FirstBank Overseas Corporation, an international banking entity that is a subsidiary of FirstBank.

Commitments

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Management uses the same credit policies and approval process in entering into commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since certain commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. For most of the commercial lines of credit, the Corporation has the option to reevaluate the agreement prior to additional disbursements. In the case of credit cards and personal lines of credit, the Corporation can cancel the unused credit facility at any time and without cause.

In general, commercial and standby letters of credit are issued to facilitate foreign and domestic trade transactions. Normally, commercial and standby letters of credit are short-term commitments used to finance commercial contracts for the shipment of goods. The collateral for these letters of credit includes cash or available commercial lines of credit. The fair value of commercial and standby letters of credit is based on the fees currently charged for such agreements, which, as of December 31, 2022 and 2021, were not significant.

The following table summarizes commitments to extend credit and standby letters of credit as of the indicated dates:

	December 31,	
	2022	**2021**
(In thousands)		
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Construction undisbursed funds	$ 170,639	$ 197,917
Unused personal lines of credit	978,219	1,180,824
Commercial lines of credit	761,634	725,259
Letters of credit:		
Commercial letters of credit	68,647	151,140
Standby letters of credit	9,160	4,342

Contingencies

As of December 31, 2022, First BanCorp. and its subsidiaries were defendants in various legal proceedings, claims and other loss contingencies arising in the ordinary course of business. On at least a quarterly basis, the Corporation assesses its liabilities and contingencies in connection with threatened and outstanding legal proceedings, claims and other loss contingencies utilizing the latest information available. For legal proceedings, claims and other loss contingencies where it is both probable that the Corporation will incur a loss and the amount can be reasonably estimated, the Corporation establishes an accrual for the loss. Once established, the accrual is adjusted as appropriate to reflect any relevant developments. For legal proceedings, claims and other loss contingencies where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

Any estimate involves significant judgment, given the varying stages of the proceedings (including the fact that some of them are currently in preliminary stages), the existence in some of the current proceedings of multiple defendants whose share of liability has yet to be determined, the numerous unresolved issues in the proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, the Corporation's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings, claims, and other loss contingencies is inherently uncertain, based on information currently available, management believes that the final disposition of the Corporation's legal proceedings, claims and other loss contingencies, to the extent not previously provided for, will not have a material adverse effect on the Corporation's consolidated financial position as a whole.

If management believes that, based on available information, it is at least reasonably possible that a material loss (or material loss in excess of any accrual) will be incurred in connection with any legal contingencies, the Corporation discloses an estimate of the possible loss or range of loss, either individually or in the aggregate, as appropriate, if such an estimate can be made, or discloses that an estimate cannot be made. Based on the Corporation's assessment as of December 31, 2022, no such disclosures were necessary.

NOTE 30- FIRST BANCORP. (HOLDING COMPANY ONLY) FINANCIAL INFORMATION

The following condensed financial information presents the financial position of First BanCorp. at the holding company level only as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years ended December 31, 2022, 2021, and 2020:

<p align="center">Statements of Financial Condition</p>

	As of December 31,	
	2022	**2021**
(In thousands)		
Assets		
Cash and due from banks	$ 19,279	$ 20,751
Other investment securities	735	285
Investment in First Bank Puerto Rico, at equity	1,464,026	2,247,289
Investment in First Bank Insurance Agency, at equity	28,770	19,521
Investment in FBP Statutory Trust I	1,951	1,951
Investment in FBP Statutory Trust II	3,561	3,561
Dividends receivable	624	295
Other assets	430	71
Total assets	$ 1,519,376	$ 2,293,724
Liabilities and Stockholders' Equity		
Liabilities:		
Other borrowings	$ 183,762	$ 183,762
Accounts payable and other liabilities	10,074	8,195
Total liabilities	193,836	191,957
Stockholders' equity	1,325,540	2,101,767
Total liabilities and stockholders' equity	$ 1,519,376	$ 2,293,724

Statements of Income

	Year Ended December 31,		
	2022	**2021**	**2020**
(In thousands)			
Income			
Interest income on money market investments	$ 79	$ 51	$ 71
Dividend income from banking subsidiaries	368,670	98,060	52,707
Dividend income from non-banking subsidiaries	-	30,000	-
Other income	248	154	439
Total income	368,997	128,265	53,217
Expense			
Other borrowings	8,253	5,135	6,355
Other operating expenses	1,730	1,929	2,097
Total expense	9,983	7,064	8,452
Gain on early extinguishment of debt	-	-	94
Income before income taxes and equity in undistributed earnings of subsidiaries	359,014	121,201	44,859
Income tax expense	3,448	2,854	2,429
Equity in undistributed earnings of subsidiaries (distribution in excess of earnings)	(50,494)	162,678	59,843
Net income	$ 305,072	$ 281,025	$ 102,273
Other comprehensive (loss) income, net of tax	(720,779)	(139,454)	48,691
Comprehensive (loss) income	$ (415,707)	$ 141,571	$ 150,964

Statements of Cash Flows

		Year Ended December 31,				
		2022		**2021**		**2020**
(In thousands)						
Cash flows from operating activities:						
Net income	$	305,072	$	281,025	$	102,273
Adjustments to reconcile net income to net cash provided by operating activities:						
Stock-based compensation		148		149		231
Equity in undistributed earnings of subsidiaries		50,494		(162,678)		(59,843)
Gain on early extinguishment of debt		-		-		(94)
Net decrease (increase) in other assets		(688)		1,657		(1,514)
Net increase (decrease) in other liabilities		1,545		3,578		(459)
Net cash provided by operating activities		356,571		123,731		40,594
Cash flows from investing activities:						
Purchase of equity securities		(450)		-		-
Return of capital from wholly-owned subsidiaries (1)		8,000		200,000		-
Net cash provided by investing activities		7,550		200,000		-
Cash flows from financing activities:						
Repurchase of common stock		(277,769)		(216,522)		(206)
Repayment of junior subordinated debentures		-		-		(282)
Dividends paid on common stock		(87,824)		(65,021)		(43,416)
Dividends paid on preferred stock		-		(2,453)		(2,676)
Redemption of preferred stock - Series A through E		-		(36,104)		-
Net cash used in financing activities		(365,593)		(320,100)		(46,580)
Net (decrease) increase in cash and cash equivalents		(1,472)		3,631		(5,986)
Cash and cash equivalents at beginning of the year		20,751		17,120		23,106
Cash and cash equivalents at end of year	$	19,279	$	20,751	$	17,120
Cash and cash equivalents include:						
Cash and due from banks	$	19,279	$	20,751	$	10,909
Money market instruments		-		-		6,211
	$	19,279	$	20,751	$	17,120

(1) During 2022, FirstBank of Puerto Rico, a wholly-owned subsidiary of First BanCorp., redeemed 0.3 million shares of its preferred stock for a total price of approximately $8.0 million. During 2021, FirstBank of Puerto Rico, a wholly-owned subsidiary of First BanCorp., redeemed 8 million shares of its preferred stock for a total price of approximately $200 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

First BanCorp.'s management, including its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of First BanCorp.'s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation as of the period covered by this Form 10-K, our CEO and CFO concluded that the Corporation's disclosure controls and procedures were effective and provide reasonable assurance that the information required to be disclosed by the Corporation in reports that the Corporation files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and reported to the Corporation's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Item 8 of this Form 10-K and incorporated herein by reference.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022 has been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes to the Corporation's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information in response to this item is incorporated herein by reference from the sections entitled "Information With Respect to Nominees Standing for Election as Directors and With Respect to Executive Officers of the Corporation," "Corporate Governance and Related Matters," "Delinquent Section 16(a) Reports" and "Audit Committee Report" contained in First BanCorp.'s definitive Proxy Statement for use in connection with its 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") to be filed with the SEC within 120 days of December 31, 2022.

Item 11. Executive Compensation.

Information in response to this item is incorporated herein by reference from the sections entitled "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors," "Non-Management Chairman and Specialized Expertise," "Executive Compensation Disclosure – Compensation Discussion and Analysis," "Executive Compensation Tables and Compensation Information" and "Compensation Committee Report" in the 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities authorized for issuance under equity compensation plans

The following table sets forth information about First BanCorp. common stock authorized for issuance under First BanCorp.'s existing equity compensation plan as of December 31, 2022:

Plan category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans, approved by stockholders	791,923 [1]	$ -	3,830,165 [2]
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	791,923	$ -	3,830,165

(1) Amount represents unvested performance-based units granted to executives, with each unit representing one share of the Corporation's common stock. Performance shares will vest on the achievement of a pre-established performance target goal at the end of a three-year performance period. Refer to Note 16 - "Stock-Based Compensation" of the Notes to Consolidated Financial Statements for more information on performance units.

(2) Securities available for future issuance under the First BanCorp. 2008 Omnibus Incentive Plan (the "Omnibus Plan"), which was initially approved by stockholders on April 29, 2008. Most recently, on May 24, 2016, the Omnibus Plan was amended to, among other things, increase the number of shares of common stock reserved for issuance under the Omnibus Plan and extend the term of the Omnibus Plan to May 24, 2026. The Omnibus Plan provides for equity-based compensation incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and other stock-based awards. As amended, the Omnibus Plan provides for the issuance of up to 14,169,807 shares of common stock, subject to adjustments for stock splits, reorganization and other similar events.

Additional information in response to this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the 2023 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item is incorporated herein by reference from the sections entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance and Related Matters" in the 2023 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Audit Fees

Information in response to this item is incorporated herein by reference from the section entitled "Audit Fees" and "Audit Committee Report" in the 2023 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report.

      (1) *Financial Statements.*

The following consolidated financial statements of First BanCorp., together with the reports thereon of First BanCorp.'s independent registered public accounting firm, Crowe LLP (PCAOB ID No. 173), dated February 28, 2023, are included in Item 8 of this Annual Report on Form 10-K:

– Report of Crowe LLP, Independent Registered Public Accounting Firm.

– Attestation Report of Crowe LLP, Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

–Consolidated Statements of Financial Condition as of December 31, 2022 and 2021.

–Consolidated Statements of Income for Each of the Three Years in the Period Ended December 31, 2022.

– Consolidated Statements of Comprehensive (Loss) Income for Each of the Three Years in the Period Ended December 31, 2022.

– Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2022.

– Consolidated Statements of Changes in Stockholders' Equity for Each of the Three Years in the Period Ended December 31, 2022.

– Notes to the Consolidated Financial Statements.

      (2) Financial statement schedules.

All financial schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(b) Exhibits listed in the Exhibit Index below are filed herewith as part of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 16. Form 10-K Summary

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registration Statement on Form S-1/A, filed on October 20, 2011.
3.2	Amended and Restated By-Laws, incorporated by reference from Exhibit 3.2 of the Form 8-K, filed on March 31, 2020.
4.1	Description of First BanCorp. capital stock.
10.1*	First BanCorp Omnibus Incentive Plan, as amended, incorporated by reference from Exhibit 99.1 of the Form S-8, filed on June 21, 2016.
10.2*	Form of Restricted Stock Award Agreement
10.3*	Form of First BanCorp Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended March 31, 2018, filed on May 10, 2018.
10.4*	Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.6- of the Form 10-K for the year ended December 31, 1998, filed on March 26, 1999.
10.5*	Amendment No. 1 to Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.2 of the Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009.
10.6*	Amendment No. 2 to Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.6 of the Form 10-K for the year ended December 31, 2009, filed on March 2, 2010.
10.7*	Employment Agreement between First BanCorp and Orlando Berges, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended June 30, 2009, filed on August 11, 2009.
10.8*	Letter Agreement between First BanCorp. and Roberto R. Herencia, incorporated by reference from Exhibit 10.1 of the Form 8-K/A, filed on November 2, 2011.
10.9*	Offer Letter between First BanCorp and Juan Acosta Reboyras, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on September 3, 2014.
10.10*	Offer Letter between First BanCorp and Luz A. Crespo, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on February 9, 2015.
10.11*	Offer Letter between First BanCorp and John A. Heffern, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on November 1, 2017.
10.12*	Offer Letter between First BanCorp and Daniel E. Frye, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on August 31, 2018.
10.13*	Offer Letter between First BanCorp and Félix M. Villamil, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on November 5, 2020.
10.14*	Offer Letter between First BanCorp and Patricia M. Eaves, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on April 1, 2021.
10.15*	Form of Executive Employment Agreement executed by each executive officer, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended June 30, 2018, filed on August 9, 2018.
10.16*	Revised Non-Management and Non-Employee Directors of the Board of Directors Compensation Structure, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022.
18.1	Preferability letter from Crowe, LLP regarding a change in accounting method dated November 8, 2022, incorporated by reference form Exhibit 18 of the Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022.
21.1	List of First BanCorp's subsidiaries
23.1	Consent of Crowe LLP
31.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document, filed herewith. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document, filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document, filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document, filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document, filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document, filed herewith
104	The cover page of First BanCorp. Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (included within the Exhibit 101 attachments)

---

*Management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.

By: /s/ Aurelio Alemán   Date: 2/28/2023
      Aurelio Alemán
      President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Aurelio Alemán   Date: 2/28/2023
Aurelio Alemán
President, Chief Executive Officer and Director

/s/ Orlando Berges   Date: 2/28/2023
Orlando Berges, CPA
Executive Vice President and Chief Financial Officer

/s/ Roberto R. Herencia   Date: 2/28/2023
Roberto R. Herencia,
Director and Chairman of the Board

/s/ Patricia M. Eaves   Date: 2/28/2023
Patricia M. Eaves,
Director

/s/ Luz A. Crespo   Date: 2/28/2023
Luz A. Crespo,
Director

/s/ Juan Acosta-Reboyras   Date: 2/28/2023
Juan Acosta-Reboyras,
Director

/s/ John A. Heffern   Date: 2/28/2023
John A. Heffern,
Director

/s/ Daniel E. Frye   Date: 2/28/2023
Daniel E. Frye,
Director

/s/ Tracey Dedrick   Date: 2/28/2023
Tracey Dedrick,
Director

/s/ Felix Villamil   Date: 2/28/2023
Felix Villamil,
Director

/s/ Said Ortiz   Date: 2/28/2023
Said Ortiz, CPA
Senior Vice President and Chief Accounting Officer

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Investor Information

Independent Registered Public Accounting Firm for the Fiscal Year Ended December 31, 2022
Crowe LLP
488 Madison Avenue, Floor 3
New York, NY 10022-5722

Additional Information and Form 10-K
Additional financial information about First BanCorp may be requested by contacting Ramón Rodríguez, Corporate Strategy and Investor Relations, 1519 Ponce de Leon Ave., Stop 23, PO Box 9146, San Juan, PR 00908-0146.
First BanCorp's filings with the Securities and Exchange Commission (SEC) may be accessed on the website maintained by the SEC at http://www.sec. gov and on our website at www.1firstbank com, Investor Relations section, SEC Filings link

Transfer Agent and Registrar
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
or
Overnight Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202
Toll free: 866-230-0168
Toll: 201-680-6578
Website: www.computershare.com/investor

Investor Relations
Ramón Rodríguez
Senior Vice President, Corporate Strategy and Investor Relations
First BanCorp
787-729-2989
ramon.rodriguez@firstbankpr.com

General Counsel
Sara Álvarez, Esq
Executive Vice President and General Counsel
First BanCorp
787-729-8041
sara.alvarez@firstbankpr.com

Common Stock
The Company's common stock trades on the New York Stock Exchange under the symbol FBP.

NYSE and SEC Certifications
The Corporation filed on June 16, 2022, the certification of the Chief Executive Officer required under section 303A.12(a) of the New York Stock Exchange's listed Company Manual. The Corporation also filed, as exhibits to its 2022 Annual Report on Form 10-K, the CEO and the CFO certifications as required by Sections 302 and Section 906 of the Sarbanes-Oxley Act.



1519 Ponce de Leon Ave., Stop 23
PO Box 9146
San Juan, PR 00908-0146